As confidentially submitted to the Securities and Exchange Commission on April 23, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Perspectum Holdings Limited1

(Exact name of Registrant as specified in its charter)

England and Wales	8071	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Gemini One

5520 John Smith Drive

Oxford Business Park South

Oxford, OX4 2LL

Oxfordshire, England

+44 (0) 1865 655 343

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Perspectum Inc.

600 North Pearl St., Suite 1960

Plaza of The Americas

Dallas, TX, 75201

(972) 803-5501

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Yasin Keshvargar Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Dan Hirschovits Simon Little Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR United Kingdom +44 20 7418 1300	Claire Keast-Butler Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS United Kingdom +44 20 7583 4055	Eric Blanchard David Boles Marc Recht Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Ordinary shares, nominal value £ per share(3)	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional ordinary shares represented by American Depositary Shares (ADSs), that are issuable upon exercise of the underwriters’ option to purchase additional ADSs.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(3)	These ordinary shares are represented by ADSs, each of which represents one ordinary share of the registrant. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333- ).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

[1]

We intend to alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Perspectum Holdings Limited to Perspectum Holdings plc prior to the completion of this offering. See the section titled “Corporate Reorganization” in the prospectus which forms a part of this registration statement. The term Perspectum Holdings plc in the prospectus which forms a part of this registration statement refers to Perspectum Holdings Limited.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2021

PRELIMINARY PROSPECTUS

American Depositary Shares

Representing                 Ordinary Shares

Perspectum Holdings plc

(incorporated in England and Wales)

We are offering                  American Depositary Shares (ADSs) in the United States. Each ADS represents one ordinary share. The ADSs may be evidenced by American Depositary Receipts (ADRs). This is the initial public offering of our ADSs. All of the ADSs are being sold by us.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $         and $         . We intend to apply to list our ADSs on                  under the symbol “SCAN.”

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors” beginning on page 19 of this prospectus.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to                additional ADSs from us at the initial public offering price less the underwriting discount. The underwriters may exercise this option at any time within 30 days after the date of the final prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2021.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup	Barclays	Stifel	Canaccord Genuity

The date of this prospectus is                 , 2021.

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are incorporated under the laws of England and Wales and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the SEC) we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the Exchange Act).

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references in this prospectus to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “pounds” or “£” are to pounds sterling.

Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and include the accounts of the Company and its subsidiaries. On March 18, 2021, Perspectum Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Perspectum Ltd pursuant to our corporate reorganization. See “Corporate Reorganization.” Prior to completion of this offering, Perspectum Holdings Limited will re-register as a public limited company and change its name to Perspectum Holdings plc. Prior to this offering, Perspectum Holdings plc has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of Perspectum Holdings plc for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. We have historically conducted our business through Perspectum Ltd and its subsidiaries, and therefore our historical consolidated financial statements present the consolidated results of operations of Perspectum Ltd. All significant intercompany balances and transactions have been eliminated in consolidation. Following the corporate reorganization, the historical consolidated financial statements of Perspectum Holdings plc will be retrospectively adjusted to include the historical financial results of Perspectum Ltd for all periods presented.

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare and present our consolidated financial statements in U.S. dollars. Unless otherwise indicated, certain pounds sterling amounts contained in this prospectus have been translated into U.S. dollars for assets and liabilities at the rate of $1.36638 to £1.00, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020, on the last business day of the year ended December 31, 2020. Revenue and expenses are translated at the weighted-average exchange rates during the relevant reporting period. Translation adjustments are not included in determining net loss but are included in foreign exchange adjustment to accumulated other comprehensive loss, a component of shareholders’ equity.

Our fiscal year ends December 31. References in this prospectus to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The financial information contained in this prospectus does not amount to statutory accounts within the meaning of section 434(3) of the UK Companies Act 2006 (Companies Act).

Market, Industry and Other Data

Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the SEC website) and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this prospectus, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this prospectus.

ii

This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. See “Special Note Regarding Forward-Looking Statements” for more information.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Trademarks, Service Marks and Trade Names

We own various trademark registrations and applications, and unregistered trademarks, including “LiverMultiScan,” “MRCP+,” “Hepatica,” “CoverScan MD,” and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Corporate Reorganization

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Perspectum,” “Perspectum Diagnostics,” “the company,” “we,” “us” and “our” refer to (i) Perspectum Ltd and its subsidiaries, prior to the completion of the transfer of the shares of Perspectum Ltd to Perspectum Holdings Limited pursuant to the share exchange agreement, (ii) Perspectum Holdings Limited and its subsidiaries after the completion of the transfer of the shares of Perspectum Ltd to Perspectum Holdings Limited pursuant to the share exchange agreement and prior to the re-registration of Perspectum Holdings Limited as a public limited company and (iii) Perspectum Holdings plc and its subsidiaries after the re-registration of Perspectum Holdings Limited as a public limited company, which is expected to occur prior to the completion of this offering. See “Corporate Reorganization” for more information.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements included elsewhere in this prospectus, before deciding to invest.

Overview

We are a leading commercial-stage precision health company focused on democratizing high-quality care globally through the use of our proprietary digital technologies that enable healthcare providers to provide better care for patients. Our software products combine expertise in image formation, magnetic resonance (MR) image analysis and artificial intelligence (AI) to support healthcare provider diagnosis, treatment decision-making and monitoring of the progression of chronic metabolic diseases, multi-organ pathologies and cancer, and determine whether the patient is responding to therapy. Our products have the potential to transform clinical management for millions of adult and pediatric patients worldwide by enabling more cost-effective clinical care pathways that support early detection, diagnosis and prognosis, while minimizing the need for expensive, high-risk invasive diagnostic procedures and supporting the targeted use of therapeutics.

Our product portfolio comprises cloud-based AI-driven software that utilizes medical images to provide better decision support for the diagnosis, stratification and monitoring of patients with chronic metabolic diseases – especially liver diseases, multi-organ pathologies and cancer.

•

Our flagship AI-driven product, LiverMultiScan, has been cleared by the FDA for non-invasive diagnosis and monitoring of liver disorders, which may include nonalcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH), a severe form of fatty liver disease. NASH is estimated to affect more than 250 million adults globally and more than 20 million adults in the United States. NAFLD is the most prevalent chronic liver disease, an epidemic affecting as much as 25% of the world’s population and has significant comorbidities, including diabetes. Currently, there are approximately 90 million NAFLD patients in the United States. Approximately 23% of NAFLD patients eventually develop NASH.

•

MRCP+ is our AI-driven FDA-cleared product for digitalized, enhanced visualization and quantitative analysis of the biliary system driven by advanced image analysis and machine learning, and, to our knowledge, is the only clinically available tool of its kind.

•

Hepatica is our AI-driven FDA-cleared product for clinical use to process MR image (MRI) data sets to provide simultaneous evaluation of liver health (fibroinflammation and fat) and volumetry with AI-driven delineation of the liver and individual (Couinaud) segments in a single report of quantitative metrics.

•

CoverScan MD is our AI-driven product that has received Exceptional Use Authorization by the MHRA and addresses multi-organ pathologies, of relevance in “Long-COVID,” a disease associated with increased likelihood of developing diabetes and heart disease. We believe that CoverScan MD’s multi-organ approach to chronic disease evaluation and diagnosis has utility in aiding the management of pulmonary, cardiac, pancreatic, renal and splenic diseases at the individual organ level, as well as enabling the metabolic profiling of patients with type 2 diabetes and metabolic syndrome at a multi-organ, multi-system level.

Our cloud-based products are data-driven and report comprehensive quantitative metrics to healthcare providers, equipping them with actionable information for improved patient management in significantly less time than conventional diagnostic pathways. Our products have the potential to address the significant unmet medical need for accurate, cost-effective and non-invasive diagnostic procedures, and enhance patient comprehension of test results. Through our proprietary interface, the Perspectum Portal, we are able to deliver our software-as-a-service (SaaS) platform products to customers worldwide through the existing global installed base of imaging equipment, including MR systems. Our SaaS platform products are enabled at approximately 350 locations across the world. The Perspectum Portal also obviates the need for deployment of software on site and provides an additional layer of intellectual property protection to our proprietary image analyses in global markets.

Our platform’s ability to reliably convert digital inputs into actionable clinical insights creates the potential for broad applications, with the current pipeline of products for chronic metabolic diseases, multi-organ pathologies and cancer representing an estimated potential total addressable market (TAM) of over $30 billion in the United States. Our flagship product, LiverMultiScan, has been FDA cleared for non-invasive diagnosis and monitoring of liver disorders, which may include NAFLD, a form of fatty liver disease, and NASH, a severe form of NAFLD. NASH is estimated to affect more than 250 million adults globally and more than 20 million adults in the United States. The increase in the prevalence of NASH is rapidly becoming a major contributor to healthcare costs both directly related to adverse liver pathologies as well as other comorbidities associated with NASH. Comorbidities associated with NASH include insulin resistance, type 2 diabetes, obesity, and cardiovascular diseases such as hypertension and dyslipidemia. The annual economic burden associated with NAFLD and NASH in the United States was estimated to have been over $100 billion in 2016.

There are currently over 50 potential NASH therapeutics in various stages of clinical trial development. The development of NASH drugs has been beset by slow patient enrollment in heterogeneous patient populations, as well as considerable cost, driven in part by a dependence on liver biopsy for patient screening and determination of treatment efficacy. Additionally, current diagnostic tools such as biopsy and blood tests are not sensitive enough to detect small changes in liver function in response to treatment over time, thus making them unsuitable for guiding treatment dosage or discontinuation protocols for NASH therapeutics, which are expected to be priced up to $25,000 annually, once they are approved.

LiverMultiScan has been designed to address this diagnostic gap. Within liver disease, we believe LiverMultiScan has been extensively validated in over 60 peer-reviewed publications, over 90 peer-reviewed abstracts and 60 clinical evidence studies on its accuracy, precision, clinical utility and prognostic ability. LiverMultiScan, utilizing its proprietary biomarkers, has been shown in published studies to be as accurate as liver biopsy and superior to other imaging products and blood-based tests in the diagnosis of NASH. LiverMultiScan has been used in the clinical development of NASH therapeutics in 35 pharmaceutical trials to date, including approximately 32% of all ongoing Phase 2 or Phase 3 NASH clinical trials with an imaging modality. In addition, LiverMultiScan has been used in over 70 clinical trials and studies with over 100 research partners and involving over 50,000 patients. We believe that our non-invasive approaches improve patient retention and compliance with protocols associated with patients’ aversion to biopsy. Our growth strategy will leverage existing relationships with pharmaceutical companies, as LiverMultiScan may either become a companion diagnostic, or we may enter into co-marketing campaigns, to further our goal of expanding the use of our products beyond therapeutics development and directly into clinical practice on a global basis.

Our software products are regulated as medical devices. Our platform has already delivered three FDA-cleared medical devices with applications in fatty liver disease (LiverMultiScan), hepatobiliary disease (MRCP+) and liver cancer (Hepatica). Our device for multi-organ pathologies (CoverScan MD) is in the process of submission for FDA clearance. We have demonstrated our ability to rapidly innovate from concept to device cleared or authorized for emergency use in as little as one year. Our software products can be utilized by existing diagnostic imaging hardware across vendors, which enables an efficient commercial path to large patient populations. As of 2019, there were approximately 40,000 MR systems in the world, approximately 13,000 of which were located in the United States and 7,000 of which were located in Japan. We believe we are well-positioned to meet the growing demand for smart tools that improve disease management and drive value across the continuum of care.

Our cross-disciplinary, state-of-the-art capabilities form a unique foundation for development and commercialization of differentiated clinical products. Our deep understanding of image formation and analysis allows us to develop software products that deliver repeatable and accurate results across a myriad of imaging hardware. Our expertise in AI, biostatistics and data science enables us to analyze large data sets of clinical images and associated metadata efficiently and to deliver results through the Perspectum Portal. This expertise has been validated through our selection and inclusion as a mid-abdominal imaging provider for UK Biobank, which in 2014 started the world’s largest multi-modal imaging study. Furthermore, we have established in-house software engineering processes that facilitate rapid transition from research prototype to regulatory-cleared products to address new disease states.

Our commercial efforts are focused on expanding penetration and adoption of our products in clinical practice. In addition, we are driving early commercialization and access to our products by establishing commercial partnerships with pharmaceutical companies that deploy our proprietary biomarkers in their pharmaceutical development programs to accelerate clinical progress and establish an evidence base for regulatory approval of their drug candidates. Our strategy is to demonstrate the value of our precision medicine platform products and expand their utilization across the pharmaceutical development cycle through to commercialization.

Our commercialization strategy leverages the relationships with our pharmaceutical customers to further our goal of scaling these products beyond pharmaceutical development application and directly into clinical practice on a global basis. Integration of LiverMultiScan into pharmaceutical clinical trials has validated the clinical utility of our technology. We believe these pharmaceutical development programs provide a valuable platform for technology development, refinement and utility validation as we advance our clinical strategy.

Our Products

Overview

Our product portfolio comprises AI-driven software that utilizes medical images to provide better decision support for the diagnosis, stratification and monitoring of patients with chronic metabolic diseases, multi-organ pathologies and cancer. From chronic liver disease, including NASH, we have successfully translated our capabilities and leveraged our success to expand into adjacent large markets. We deploy our products into clinical care and research applications through our Perspectum Portal, which is scalable to meet the growing demand for smart tools to better manage patients in response to increasing disease prevalence and introduction of new therapeutics in the market. The technologies underlying our software are protected by intellectual property, including patents with expiration dates beyond 2030. Our products are data-driven and report quantitative metrics to healthcare providers, equipping them with actionable information for improved patient management. LiverMultiScan, together with MRCP+ and Hepatica, offer a suite of imaging technologies that allow us to image the entire hepatobiliary system. In addition to our existing products, we are exploring a number of extended indications and enhancing the utility of existing products.

The key technological features of our products are:

•	Quantitative Imaging—Numerical, objective measurements from medical images for the assessment of disease or injury, relative to normal. Typically more objective than descriptive radiology reports.

•

Segmentation—Defining object boundaries, image segmentation is the process of assigning a label to every pixel in an image such that pixels with the same label share certain characteristics, e.g. separating liver tissue from non-liver tissue, such as the pancreas or heart.

•

3D Visualization—Refers to the process where a 3D model is created and rendered in imaging form. This typically conveys more holistic information than 2D visualization, e.g. the whole liver rather than a single slice.

•	Anatomic Feature Detection—Identification of specific features, e.g. ‘inflamed tissue’, using libraries of descriptors typically derived from ‘big data’ resources (e.g. UK Biobank).

•	Multi-Organ Functionality—The synergistic combination of quantitative imaging, segmentation, 3D visualization and anatomical feature detection to assess, for example, inflammation in different organs.

LiverMultiScan

LiverMultiScan is FDA cleared and has the potential to transform the traditionally lengthy, expensive and invasive diagnosis and monitoring paradigm for management of liver disease, including NAFLD and NASH. Delivered through our Perspectum Portal, LiverMultiScan uses multiparametric MRI to non-invasively quantify liver tissue health in a multi-dimensional view of the liver. The combination of the determination of triglyceride fat fraction in the liver (PDFF) and iron-corrected T1 (cT1) proprietary biomarkers provided by LiverMultiScan correlates to histopathological features of NAFLD and NASH, and is a powerful tool for non-invasive stratification and monitoring of changes in disease activity. LiverMultiScan’s proprietary imaging biomarkers allow for quantitative analysis of the main pathological hallmarks of NASH, which enables pharmaceutical companies to optimize the efficiency of clinical trials. LiverMultiScan fulfills the unmet need for a scalable diagnostic by outperforming existing imaging modalities and predicting clinical outcomes as accurately as liver biopsy. LiverMultiScan has the potential to significantly reduce the 16 to 32 week current diagnostic journey to days, decreasing the cost of liver testing by up to $10,000 per patient in the United States and providing patients with a faster pathway to diagnosis with less pain.

LiverMultiScan has been used in the clinical development of NASH therapeutics in 35 pharmaceutical trials to date, either for patient stratification or as an efficacy endpoint, or both. LiverMultiScan has received regulatory clearances including in the United States (FDA 510(k)) and in Europe (CE marking) for quantitative assessment of selected liver regions, including PDFF, T2* and cT1 measurements. Information gathered through existing diagnostic tests and clinical evaluation of the patient, as well as information obtained from LiverMultiScan metrics, may contribute to a diagnostic decision. The American Medical Association has issued two Current Procedural Terminology (CPT) codes for reporting of LiverMultiScan obtained with and without a diagnostic MRI examination.

Figure 1. Multiparametric MRI with LiverMultiScan enables precision medicine for clinically appropriate utilization of NASH drugs. Data from clinical trials demonstrate that LiverMultiScan can assist healthcare providers in identifying the best candidates for treatment and can be used to monitor treatment response.

We believe that LiverMultiScan is uniquely positioned to support diagnosis and monitoring of NAFLD and NASH, with an increased role as treatments come to market. Published estimates of the prevalence of NAFLD and NASH in the U.S. population suggest that 91 million Americans suffer from NAFLD, with approximately 21 million likely to have the more serious disease NASH. A number of routes to this population are available—published risk factors for NAFLD include obesity, hypertension and type 2 diabetes (T2D). The worldwide prevalence of diabetes among NAFLD and NASH patients is estimated to be 22.5% and 43.6%, respectively, and the American Diabetes Association recommends an annual assessment of diabetics for liver disease. NAFLD increases the risk of developing type 2 diabetes, while the latter promotes the progression of NAFLD to the more advanced form of disease, NASH. Using estimated reimbursement and pricing for MRI-based scans using LiverMultiScan and assuming patients are in the future scanned one or more times for diagnosis and monitoring during the course of their disease, we estimate the potential market opportunity for disease diagnosis and surveillance among this group of patients to be approximately $21 billion in the United States. There is also a substantial market opportunity outside the United States.

MRCP+

Patients can suffer from concurrent disease in both functional liver tissue, or parenchyma, and in the adjacent system of ducts, organs (including the gallbladder and pancreas) and associated structures that function to produce, store, secrete and transport bile, which are referred to as the biliary tree. Biliary diseases such as sclerosing cholangitis are serious disorders leading to stricture formation. Biliary complications require expert medical, surgical and radiologic management. We have expanded our capabilities from quantifying health and risk in the liver parenchyma to the biliary tree with MRCP+. MRCP+, through our Perspectum Portal, provides digitalized, enhanced visualization and quantitative analysis of the biliary system driven by advanced image analysis and machine learning, and, to our knowledge, is the only clinically available tool of its kind. It improves on the current standard of care by providing healthcare providers with an in-depth assessment of the bile ducts, adjacent pancreatic duct and gallbladder, enabling well-informed decision-making in hepatobiliary and pancreatic disease. MRCP+ is also synergistic with LiverMultiScan as the combination creates a new level of liver health analysis in hepatobiliary disease, including analysis of periductal cT1.

MRCP+ has regulatory clearances for clinical use in the United States (FDA 510(k)) as well as Europe (CE mark) for assessment of the biliary system and pancreatic duct system by producing a multi-dimensional quantitative model of the biliary tree and pancreatic duct. Using estimated reimbursement and pricing for MRI-based scans using MRCP+, estimates of the prevalence of hepatobiliary diseases and pancreatic cysts in the population and assuming patients are in the future scanned one or more times for diagnosis and monitoring during the course of their disease, we estimate the potential total addressable market opportunity for disease diagnosis and surveillance among these patients to be approximately $4.4 billion in the United States. There is also a substantial market opportunity outside the United States.

Hepatica

We have successfully leveraged our capabilities in liver disease to enter the liver cancer market with Hepatica. Hepatica is an AI-powered, precision oncology decision and diagnosis support software across all stages of primary and secondary liver cancer, based on our proprietary LiverMultiScan technology, which can produce a multi-dimensional view of the liver by combining multiple horizontal sections with a three dimensional volume of the liver. Hepatica has been shown in published studies to provide prognostic value in pre-operative identification of liver resection candidates at high risk of poor post-surgical outcomes. Hepatica has also been shown to pre-operatively identify patients at increased risk of a longer post-operative hospital stay, which is of particular importance given the significant cost of in-patient care following liver resection. Additionally, we have early evidence demonstrating the utility of Hepatica across all stages of liver cancer care, ranging in uses from surveillance to diagnosis and staging, therapy selection and treatment monitoring.

Hepatica has received regulatory clearances for clinical use in the United States (FDA 510(k)) for processing MR image datasets to produce semi-automatic segmented multi-dimensional models of the liver, including volumetric data for liver segments. Hepatica may also report PDFF and cT1 metrics, which present numerical values of different fundamental liver tissue characteristics that can be used as measures of liver tissue health and, in conjunction with existing diagnostic tests and clinical evaluation of the patient, may support surgical decision making.

As both hepatocellular carcinoma (HCC) and metastatic liver disease are diagnosed (an estimated 42,000 and 208,000, respectively, in the United States alone), planning therapeutic interventions requires precision imaging. Using estimated reimbursement and pricing for MRI-based scans using Hepatica, assuming patients are in the future scanned one or more times for monitoring and therapeutic intervention decision support during the course of their disease, we estimate a U.S. total potential market opportunity of approximately $500 million for liver disease therapeutic decision support, inclusive of HCC and biliary tree cancer markets. Furthermore, based on estimates of the prevalence of chronic liver disease in the population we estimate a U.S. total potential market opportunity of $2.3 billion for liver cancer surveillance, inclusive of at-risk and chronic liver cancer markets. Together we estimate the total addressable potential market opportunity for surveillance and decision support in these patients to be approximately $2.8 billion in the United States. There is also a substantial market opportunity outside the United States.

CoverScan MD

Leveraging our expertise in organ imaging and our in-licensed technology, we have developed CoverScan MD, a non-invasive, multiparametric MRI suite for simultaneous assessment of multi-organ health and function for patients with Long-COVID. Long-COVID is a condition experienced by approximately 10% of patients with COVID-19, presenting as a heterogeneous condition that affects multiple organs and persists for 12 or more weeks after the initial SARS-CoV-2 infection. We have also shown through assessments made by our CoverScan MD product that patients with poor metabolic health are most at risk of hospitalization for COVID-19 (Roca-Fernández et al., Frontiers in Medicine (Gastroenterology) (2021)). Moreover, our CoverScan MD product has also helped show that patients with Long-COVID are more likely to develop diabetes and heart disease (Ayoubkhani et al., BMJ (2021)).

Currently, there is no prescribed pathway for patients suffering from Long-COVID, and no diagnostic tests have been cleared by regulatory authorities to aid in disease diagnosis or management. CoverScan MD is a single test that replaces an otherwise extensive suite of diagnostic tests and specialist appointments to individually assess the health of multiple organs and enables accelerated assessment and stratification of Long-COVID patients, allowing them to be guided into the appropriate care pathway.

CoverScan MD was awarded Exceptional Use Authorization by the MHRA in January 2021 for the assessment of Long-COVID in the United Kingdom, with a scheduled expiration of July 14, 2021 if not earlier CE marked. If cleared by the FDA in the United States, we believe the estimated potential annual total addressable U.S. market opportunity for CoverScan MD is approximately $2.5 billion. This estimate is based on estimated reimbursement and pricing for MRI-based scans using CoverScan MD, estimates of the prevalence of Long-COVID in the population, assumptions regarding the extent to which the assessment of Long-COVID continues to be necessary in the future, and assuming patients are in the future scanned once annually for diagnosis and monitoring during the course of their disease. Because of the global prevalence of COVID-19, we also believe there is a substantial market opportunity for CoverScan MD outside of the United States.

Perspectum Portal: A Window to Our Technology Platform

The Perspectum Portal is the interface through which our SaaS products are delivered to healthcare providers, including LiverMultiScan, MRCP+, Hepatica and CoverScan MD. Healthcare providers, including surgeons and radiologists, can upload patient scans to this secure, user-friendly platform and easily monitor analytical progress, before receiving a downloadable digital report. Based on an ethos of interoperability, the Perspectum Portal provides consistent interfaces, including through application programming interfaces (APIs), to ensure a seamless workflow. These interfaces are designed to reduce the implementation cost of deploying our products and promote clinical utilization. The capabilities of our platform enable high-performance under our service-level agreements with turnaround of image inputs into analyzed reports in as fast as two hours. The Perspectum Portal can also be used to move data on a variety of technologies, including those of third parties and non-medical devices while complying with the strongest information security and data traceability requirements that we believe may drive greater adoption of the portal. The Perspectum Portal is hosted by Amazon Web Services (AWS), a market-leading provider of cloud platform products that employs security processes designed to guard against malicious or accidental incidents that could jeopardize the privacy of information stored in the portal.

Our Competitive Strengths

Our industry position and success are based on the following key competitive strengths:

•

Proven Ability to Rapidly Launch Products Addressing Large Disease States. Our technologies are scalable and enable rapid diagnostic turnaround times. We generate reports that are easily accessible and actionable by our customers while being readily understandable and empowering to patients. We believe our core technology is leverageable across a range of disease states and suitable for any organ requiring imaging for treatment and/or disease monitoring. Our first commercial applications are in NAFLD and NASH, and we expect to continue to rapidly innovate on additional indications. Our initial portfolio includes three FDA-cleared products for the diagnosis of liver and hepatobiliary disease (LiverMultiScan, MRCP+) and liver cancer (Hepatica), targeting an addressable market of approximately $28 billion in the United States.

•

Multi-disciplinary, Integrated Technology Platform. We combine image analysis and the physics of image formation, data science, AI, biochemistry, biostatistics and software engineering. Our expertise in the physics of image formation enables software to be developed that is vendor and machine neutral. Our data science capabilities enable us to efficiently process hundreds of thousands of image acquisitions within hours using research tools and advanced cloud software, much of which we have developed in-house. AI underpins the development of our advanced tools that (a) integrate increasingly detailed information about an individual, from cellular pathways through circulating biomarkers to quantitative images and (b) integrate information of many types across large and growing databases.

•

High-Margin, Scalable SaaS Business Model. We have developed a platform that combines precision medicine and population level disease profiling to enable quality control, automatic segmentation and discovery science. We process digital images delivered through the Perspectum Portal using a high degree of AI, which avoids the need to manage delivery and lab analysis of physical histological samples, which will drive higher margins at scale. We turnaround image inputs into analyzed reports in as little as two hours, allowing high throughput and integration with existing radiology workflows and patient and customer satisfaction. We believe that our SaaS business model delivered through our Perspectum Portal allows our products to scale to meet the growing demand for smart tools to better manage patients in response to increasing disease prevalence and anticipated release of new therapeutics into the market, as our products are highly automated, require less human interaction in processing data and do not require manual processing of physical samples, including histology slides, blood or urine.

•

Achievements in Reimbursement and Coverage. We have achieved two unique Category III CPT codes (0648T and 0649T), effective July 1, 2021, for LiverMultiScan’s quantitative MRI for analysis of tissue composition in order to furnish data acquisition, data preparation and transmission, interpretation and reports. In addition, the recently announced Medicare Coverage of Innovative Technology final rule creates a path for national Medicare coverage for medical devices with breakthrough designation from the Food and Drug Administration (FDA) for a period up to four (4) years. This final rule is currently delayed in its effective date until May 15, 2021 and may be modified in response to comments received on an interim final rule published by Centers for Medicare and Medicaid Services (CMS) on March 12, 2021. We intend to pursue breakthrough designations to accelerate payor adoption. We believe these positive developments are the result of several factors, including: (1) our rigorous approach to product development and market access processes, (2) a desire by CMS to standardize coverage processes across Medicare Administrative Contractors and (3) a commitment by CMS to ensure that Medicare beneficiaries have access to new technologies that improve health outcomes.

•

Our Current Revenue-Generating Pharmaceutical Partnerships Advance our Strategy to Enter Broad Clinical Practice. We believe our platform offers valuable benefits to our pharmaceutical customers who currently use our non-invasive products in clinical trials, including accelerated development, patient stratification, monitoring response to treatment and information on dosage and combination therapy approaches. LiverMultiScan has been used in the clinical development of NASH therapeutics in 35 pharmaceutical trials to date, including approximately 32% of all ongoing Phase 2 or Phase 3 NASH trials using an imaging modality. Our customers include five of the top 15 pharmaceutical companies by market capitalization. As of March 31, 2021, we have commercial partnerships with 30 pharmaceutical company customers.

•

Democratizing Access to High-Quality Precision Health. By delivering simple, interpretable, actionable insights to referring healthcare providers, our products expand access to precision health diagnostic and monitoring resources. Our products enable consistent high-quality decision support to anyone with access to compatible MRI equipment, and empower patients to engage in the management of their health.

•

We are a leader in the field of software-based imaging and AI. We believe that LiverMultiScan is the only non-invasive test that addresses the diagnostic gap for NASH and offers a reliable means of monitoring disease progression. Current blood biomarkers confer low specificity and inconclusive diagnosis in certain diseases, including NASH. Current imaging techniques, including ultrasound and traditional MRI, are associated with low sensitivity and wide variation of radiologist interpretation. False positives and indeterminate results are common. There is strong evidence of clinical utility and reliability of LiverMultiScan for diagnosis and monitoring of NAFLD and NASH patients, and early data shows LiverMultiScan is more sensitive in detecting small lesions compared to ultrasound. Development is ongoing to build a tool based on LiverMultiScan, digital pathology and genetics for a precision medicine approach to improving the accuracy and reliability of liver cancer surveillance.

Our Strategy

Our goal is to leverage our proprietary, cloud-based, AI-driven, precision medicine platform to transform the clinical management of patients with chronic metabolic diseases, multi-organ pathologies and cancer, with an initial focus on the diagnosis and monitoring of liver disease, through non-invasive, scalable software products. Broad adoption of our products in clinical practice will deliver key advantages for patients, healthcare providers and payors. To achieve this goal, we plan to:

•

Further establish and expand relationships with healthcare systems with a broad population coverage to accelerate commercial adoption of our products for the diagnosis and monitoring of high burden and rapidly evolving diseases in the United States.

•	Continue to partner with leading pharmaceutical companies in liver disease, including NASH.

•	Obtain Medicare and private insurance coverage with appropriate reimbursement rates.

•	Continue to advance commercialization efforts in the United States by expanding our direct sales force.

•

Launch in major international markets in Asia Pacific and Europe using known distribution partners. For example, we signed a development and distribution agreement for the Japanese market with Clairvo Technologies Inc. (Clairvo), a subsidiary of the Marubeni Corporation, entered into on March 25, 2021.

•	Continue our history of rapid product innovation by applying our existing capabilities and technologies to new indications and markets.

•	Continue to build a large repository of liver disease and oncology-related data.

Our Team

We have assembled a multidisciplinary management team and board of directors comprised of industry veterans to execute on our mission to democratize precision health and empower healthcare providers and patients by providing a greater understanding of various diseases and corresponding treatments. Our management team and board of directors have extensive experience developing, launching and scaling novel technologies, and have played an instrumental role in successfully commercializing a wide array of innovative products at many healthcare companies, including CTI Molecular Imaging, Inc., GlaxoSmithKline plc (GSK), Syneos Health, Inc., Marconi Medical Systems, Inc., Medtronic plc (Medtronic), Oxford Instruments plc and Siemens Healthcare.

Commercialization

We are driving early commercialization and access to our products by establishing commercial partnerships with pharmaceutical companies that deploy our proprietary biomarkers in their pharmaceutical development programs to accelerate clinical progress and establish an evidence base for regulatory approval of their drug candidates. These partnerships allow for early access among key opinion leaders in hepatology and radiology while demonstrating the utility of our products for the diagnosis and monitoring of high burden and rapidly evolving diseases, such as NASH and NAFLD.

In addition, we are focusing on expanding penetration and adoption of our products in broad clinical practice. As a part of our clinical commercialization efforts in the United States, we have established an early presence in Texas and Florida as part of a phased market entry plan and have begun the launch of LiverMultiScan through collaborations with large radiology networks, GI practices and leading medical centers. We entered into a non-exclusive global distribution partnership for LiverMultiScan with GE Healthcare in November 2020 to increase LiverMultiScan’s accessibility for providers who are purchasing new MR scanners or upgrading or replacing existing MR scanners. Furthermore, to expand our presence in outpatient imaging centers, we are conducting clinical pilots with a growing number of large integrated delivery networks.

Outside the United States, our products are available in 28 countries. We are currently focused on expanding our commercial capabilities in Asia, with Japan as our initial target market outside the United States. We have entered into a development and distribution agreement with Clairvo related to the regulatory approval of LiverMultiScan within the Japanese market.

Coverage and Reimbursement

We are actively engaged in efforts to achieve broad coverage and reimbursement for our products from governmental and third-party payors. We believe our products enhance the safety, accuracy, and cost-effectiveness of patient management by equipping healthcare providers with actionable information, as evidenced by the adoption from key stakeholders in healthcare systems. Furthermore, we believe our products will help third-party payors promote benefits in health economics by reducing both diagnostic and treatment costs, while simultaneously and most importantly improving clinical outcomes.

Evidence-based analytical validity, clinical validity and clinical utility studies are key drivers of both clinical adoption and reimbursement from governmental and commercial payors. Within liver disease, we believe LiverMultiScan has been extensively validated in over 60 peer-reviewed publications, over 90 peer-reviewed abstracts and 60 clinical evidence studies on its accuracy, precision, clinical utility and prognostic ability. Our future growth will leverage peer-reviewed evidence of our products and our relationships with pharmaceutical companies who use our products in clinical trials to further our goal of scaling these products directly into clinical practice on a global basis. If therapeutics for NASH are approved, LiverMultiScan may either become a companion diagnostic for such therapeutics, or we may enter into co-marketing agreements with pharmaceutical companies.

Financial Highlights

Our revenues were $7.9 million and $8.6 million with net losses of $10.5 million and $13.1 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $39.5 million. As of December 31, 2020, we had unrestricted cash of $26.7 million.

We have funded our operations to date primarily with proceeds from the sale of ordinary shares, convertible preferred shares and convertible loan notes, having raised $66.6 million to date. Our losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future.

We believe our existing cash of $26.7 million at December 31, 2020, will enable us to fund our operating expenses and capital expenditure requirements at least for the next twelve months from the date of issuance of the financial statements included in this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Risk Factors Summary

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ordinary shares. Among these important risks are, but such risks are not limited to, the following:

•	We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess the prospects for our future viability and the risks and challenges we may encounter. As part of our growth strategy, we will need to transition and scale from a company supported by partnerships with several pharmaceutical customers to a company capable of supporting and scaling broad clinical practice activities on a global basis, and we may not be successful in such a transition.

•	If we are unable to compete successfully with respect to our current or future products, we may be unable to increase or sustain our revenues or achieve profitability.

•

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our future operating results to fall below expectations. We have limited experience forecasting future financial performance for our products and our actual results may fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our ADSs to decline.

•

We will require substantial additional funding to commercialize and scale our products, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, curtail or discontinue our operations.

•	The COVID-19 pandemic and efforts to reduce its spread have adversely impacted, and are expected to continue to materially and adversely impact, our business and operations.

•

Our commercial success for clinical services could be compromised if we or our customers do not obtain and maintain coverage and appropriate reimbursement rates from third party payors, including governmental and commercial payors.

•	Our current or future products may not achieve or maintain significant commercial adoption.

•	Research and development of new products involves a lengthy and complex process and we may be unable to develop or commercialize products on a timely and cost-effective basis, or at all.

•

The lack of an approved and widely-accepted therapeutic for the treatment of NASH may present a major challenge to the market penetration of LiverMultiScan, our non-invasive method for the diagnosis of NASH. Even if a treatment for NASH is approved and becomes available, it may not require adoption of LiverMultiScan.

•

We have limited experience in marketing and selling our products, and if we are unable to expand our sales organization to adequately address our customers’ needs and match our growth, our business may be adversely affected.

•

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad. If we fail to obtain and maintain necessary regulatory approvals or clearances for our products, or if approvals or clearances for future products and indications are delayed or not issued, it will negatively affect our business, results of operations, financial condition, cash flows and prospects.

•

If we cannot maintain our current relationships with customers, fail to sustain recurring sources of revenues with our existing customers, or if we fail to enter into new relationships, our future operating results will be adversely affected. We depend on a limited number of customers for a high percentage of our revenues and the majority of our customers’ contracts can be terminated, delayed or reduced in scope upon short notice or no notice.

•

We rely upon third-party providers of cloud-based infrastructure to host our software products. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, results of operations, financial condition, cash flows and prospects.

•	Our patent portfolio covering our products could be found to be invalid or unenforceable if challenged.

•

We may become subject to claims alleging infringement of third parties’ patents or proprietary rights and/or claims seeking to invalidate our patents, which would be costly, time-consuming and, if successfully asserted against us, delay or prevent the development and commercialization of our products, including LiverMultiScan, and our other current and future products and could interfere with our ability to sell and market our products.

•	We may be involved in lawsuits to protect or enforce our patents and proprietary rights.

•

Security breaches, loss of data and other disruptions or failures of our or our third-party service providers’ or contractors’ information technology or telecommunications systems could result in a material disruption of our services, compromise sensitive information related to our business or personal data (including protected health information), prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations, financial condition, cash flows and prospects.

•

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees will negatively affect our business, results of operations, financial condition, cash flows and prospects.

•	As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

•	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

Corporate Information

Perspectum Holdings Limited is a private limited company incorporated under the laws of England and Wales in March 2021 with nominal assets and liabilities to become the ultimate holding company of Perspectum Ltd and subsequently re-register as a public limited company. Perspectum Ltd, formerly Perspectum Diagnostics Ltd, is a private limited company incorporated under the laws England and Wales in September 2012. Our registered office is located at Gemini One, John Smith Drive, Oxford Business Park South, Oxford, Oxfordshire,

England, OX4 2LL. Our telephone number is +44 (0) 1865 655 343. Our website address is https://perspectum.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Our agent for service of process in the United States is Perspectum Inc.

Corporate Reorganization

Prior to the completion of this offering, we will undertake a corporate reorganization pursuant to which the shareholders of Perspectum Ltd will exchange each of the shares held by them in Perspectum Ltd for the same number and class, and with the same rights attaching thereto, of newly issued shares of Perspectum Holdings Limited and, as a result, Perspectum Ltd will become a wholly owned subsidiary of Perspectum Holdings Limited. Following the completion of this share exchange, Perspectum Holdings Limited will re-register as a public limited company and change its name to Perspectum Holdings plc.

In addition, the series B convertible preferred shares of Perspectum Holdings plc will be converted into ordinary shares of Perspectum Holdings plc on a 1-for-1 basis and will then be consolidated and/or subdivided to reflect an approximately                 -for-                reverse split prior to the completion of this offering. Please see “Corporate Reorganization” in this prospectus for more information.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies in the United States. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus;

•	reduced executive compensation disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may choose to take advantage of some but not all of these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: (1) (a) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the fiscal year in which our annual gross revenues are $1.07 billion or more, or (c) the date on which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the end of our second quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Emerging Growth Company Status.” We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Upon the completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	the requirement to comply with Regulation Fair Disclosure (Regulation FD), which regulates selective disclosure of material information;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

•	the majority of our executive officers or directors are U.S. citizens or residents;

•	more than 50% of our assets are located in the United States; or

•	our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. As a result, we do not know if some investors will find our ADSs less attractive, which may result in a less active trading market for our ADSs or more volatility in the price of our ADSs.

As a result of the above, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares.

THE OFFERING

Issuer	Perspectum Holdings plc

Offering	We are offering ADSs, each ADS representing one ordinary share.

Option to purchase additional ADSs	We have granted the underwriters the right to purchase up to an additional ADSs from us within 30 days of the date of this prospectus.

American Depositary Shares	Each ADS represents one ordinary share, nominal value £ per share. The ADSs may be evidenced by American Depositary Receipts (ADRs). As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. The depositary will hold the ordinary shares underlying the ADSs in a custody account with the custodian, and you will have the rights of an ADS holder or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary

Custodian

Listing	We intend to apply to list our ADSs on under the symbol “SCAN.”

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional ADSs, based on an assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

We currently intend to use the net proceeds from this offering, together with our existing cash, as follows

•	To advance our existing products and develop new products;

•	To facilitate expansion and access to the United States market, by enabling market access with CMS and payors, as well as by hiring sales teams and funding sales expansion; and

•	For general working capital purposes, including working capital, research and development, business development, sales and marketing activities and capital expenditures.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

Unless otherwise stated in this prospectus, the number of our ordinary shares to be outstanding after this offering is based on                  ordinary shares issued and outstanding as of December 31, 2020, having given effect to the corporate reorganization and includes ordinary shares in the form of ADSs to be issued and sold by us in this offering, and excludes:

•	ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020;

•	ordinary shares issuable upon the exercise of options granted after December 31, 2020;

•	ordinary shares authorized for future issuance under our Perspectum Diagnostics Ltd EMI Employee Share Option Plan adopted in 2017 and amended in 2019 (2017 Plan);

•	ordinary shares authorized for future issuance under our 2021 Perspectum Holdings plc Employee Share Incentive Plan (2021 Plan), which will become effective in connection with the offering.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the consummation of the transactions described under “Corporate Reorganization” prior to the closing of this offering;

•	an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise of the option granted to the underwriters to purchase up to an additional ADSs in connection with this offering.

SUMMARY FINANCIAL AND OTHER INFORMATION

The following tables present our summary financial data as of the dates and for the periods indicated. We derived the summary statement of operations and comprehensive loss data for the fiscal years ended December 31, 2019 and 2020 and the selected balance sheet data as of December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with U.S. GAAP.

We maintain the financial statements of each entity within the group in its local currency. Our functional currency is pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss.

For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenues and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

On March 18, 2021, Perspectum Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Perspectum Ltd pursuant to our corporate reorganization. See “Corporate Reorganization.” Prior to completion of this offering, Perspectum Holdings Limited will re-register as a public limited company and change its name to Perspectum Holdings plc. Prior to this offering, Perspectum Holdings plc has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of Perspectum Holdings plc for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. We have historically conducted our business through Perspectum Ltd and its subsidiaries, and therefore our historical consolidated financial statements present the consolidated results of operations of Perspectum Ltd. All significant intercompany balances and transactions have been eliminated in consolidation. Following the corporate reorganization, the historical consolidated financial statements of Perspectum Holdings plc will be retrospectively adjusted to include the historical financial results of Perspectum Ltd for all periods presented.

	Year Ended December 31,
	2019	2020
Statement of Operations and Comprehensive Loss of Perspectum Ltd
Revenues, net	$7,914	$8,610
Cost of revenues	3,089	2,898

Gross profit	4,825	5,712

Operating expense:
Research and development	7,320	7,992

	Year Ended December 31,
	2019	2020
Sales and marketing	1,380	1,166
General and administrative	9,095	11,463

Total operating expenses	(17,795)	(20,621)

Loss from operations:	(12,970)	(14,909)
Other income (expense), net:
Other income (expense)	(158)	407
Fair value change of convertible notes	(231)	(913)
Fair value change of convertible notes—due to a related party	(423)	(1,642)
Benefit from R&D tax credit	2,604	2,239
Grant income	718	1,801

Total other income, net	2,510	1,892

Loss before income taxes	(10,460)	(13,017)
Income tax expense	(60)	(50)

Net loss	$(10,520)	$(13,067)
Other comprehensive income:
Foreign exchange translation adjustment	313	2,987

Comprehensive loss	$(10,207)	$(10,080)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.02)	$(0.02)

Weighted average ordinary shares outstanding—basic and diluted	548,845,505	557,271,966

Pro forma net loss per share attributable to ordinary shares, basic and diluted (unaudited)(1)

Pro forma weighted average number of ordinary shares outstanding basic and diluted (unaudited)(1)

Supplemental pro forma net loss per share attributable to ordinary shares, basic and diluted (unaudited)(2)

Supplemental pro forma weighted average number of ordinary shares, basic and diluted (unaudited)(2)

	As at December 31, 2020
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)
	(in thousands of U.S. dollars, except share and per share data)
Balance Sheet Data:
Cash	$26,684
Working capital(5)	28,802
Total assets	36,429
Ordinary shares	73
Preferred shares	30
Additional paid-in capital	66,574
Accumulated deficit	(39,533)
Total shareholders’ equity	30,538

(1)

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted (unaudited) and pro forma weighted average ordinary shares outstanding—basic and diluted (unaudited) gives effect to the anticipated

impact of retroactively reflecting the     -for-     reverse share split and that will be part of our corporate reorganization, upon consummation, throughout all periods presented, but not the other actions to be taken, and not yet completed, in connection with our corporate reorganization as described under “Corporate Reorganization”. Such pro forma data will become the historical earnings/(loss) per share upon consummation of the corporate reorganization.

(2)	Supplemental pro forma net loss per share attributable to ordinary shareholders—basic and diluted (unaudited) and supplemental pro forma weighted average ordinary shares outstanding—basic and diluted (unaudited) gives further effect to the other actions to be taken in connection with our corporate reorganization, including conversion of all outstanding convertible preferred shares (including the impact of the -for- reverse share split) as if the conversion had occurred at the later of January 1, 2020 or the issuance of the preferred shares.
(3)	The unaudited pro forma balance sheet data give effect to our proposed corporate reorganization as described under “Corporate Reorganization” as if such transactions had occurred on December 31, 2020.
(4)	The unaudited pro forma as adjusted balance sheet data gives further effect to the issuance and sale of ADSs in this offering by us at an assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” A $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total shareholders’ equity by $ million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total shareholders’ equity by $ million, assuming the assumed initial public offering price per ADS remains the same, and after deducting estimated underwriting discounts and commissions. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.
(5)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. Before deciding whether to invest in the ADSs, you should carefully consider the risks described below and all other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In these circumstances, the market price of our ADSs could decline and you may lose all or part of your investment. You should also carefully review the cautionary statements referred to under “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to generate sufficient revenues to achieve and maintain profitability.

We have incurred significant losses since our inception and we expect to continue to incur losses in the future. For the years ended December 31, 2019 and 2020, we incurred net losses of $10.5 million and $13.1 million, respectively. As of December 31, 2020, we had an accumulated deficit of $39.5 million. To date, we have financed our operations principally from the sale of convertible preferred shares and ordinary shares, convertible loan notes and revenues from the sale of our products. We have devoted substantially all of our resources to the development and commercialization of LiverMultiScan, MRCP+, Hepatica and CoverScan MD and to research and development activities related to these and potential future products, our Perspectum Portal, and other technologies, including clinical and regulatory initiatives to obtain marketing approval or clearance and sales and marketing activities.

We expect to incur significant sales and marketing expenses as we grow our direct sales force in the United States, expand our marketing efforts to increase adoption of our products, as well as continue our research and development and regulatory undertakings to develop new products or add new features to our current products. In addition, in the event any of our products are approved or cleared for use as companion diagnostics or if we achieve reimbursement coverage for any of our products, our cash needs would increase significantly and we would expect to incur significant additional expenses. We expect our general and administrative expenses to increase following this offering due to the additional costs associated with being a public company.

We will need to generate significant additional revenues to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. The net losses that we incur may fluctuate significantly from period to period. Our failure to achieve or maintain profitability could negatively impact the value of our ADSs.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess the prospects for our future viability and the risks and challenges we may encounter. As part of our growth strategy, we will need to transition and scale from a company primarily focused on partnerships with several pharmaceutical customers to a company capable of supporting and scaling broad clinical practice activities on a global basis, and we may not be successful in such a transition.

We have a limited operating history with our commercialization to date focused on partnerships with pharmaceutical customers. We have been conducting operations since 2012, but did not have any products cleared for commercial use and did not generate any revenues until 2015. We have continued to introduce products into new markets in recent years for which we have limited experience, including LiverMultiScan in 2015, MRCP+ in 2018, Hepatica in 2020 and CoverScan MD in 2021. As an organization, we have limited experience in establishing and maintaining successful partnerships with healthcare systems, developing and supporting our products at commercial scale, conducting sales and marketing activities necessary for successful commercialization and achieving major reimbursement milestones. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. In particular, we expect that the potential for LiverMultiScan to be used as a companion diagnostic for NASH therapeutics currently in development, the achievement of reimbursement coverage for one or more of our products, entry into significant partnerships or achievement of other milestones could have a significant impact on our business and expenses. Further, we may encounter unforeseen expenses, difficulties, complications and delays in achieving these or other business objectives.

As part of our growth strategy, we will need to transition and scale from a company supported by partnerships with several pharmaceutical development customers to a company capable of supporting and scaling broad clinical practice activities on a global basis, and we may not be successful in such a transition. There is no assurance that the large scaler anticipated increase in our operating scale that will be required by this transition will be successfully implemented. We currently generate limited revenues from the application of our products in the clinical field. Sales of our products to pharmaceutical company customers accounted for substantially all of our revenues for the years ended December 31, 2019 and 2020, and we expect that sales of our products for pharmaceutical development will continue to account for the majority of our revenues for the near-to-intermediate term. Our ability to grow sources of revenues other than pharmaceutical company clinical trial services will likely depend heavily on our ability to achieve approval or clearance of our products as a companion diagnostic to therapies currently in development or our ability to achieve independent coverage and reimbursement for our products from third-party payors and widespread market adoption in clinical practices, which in turn may depend on the prices we charge for our products, the scope of coverage and amount of reimbursement available from third-party payors, the availability of clinical data that supports the value of our products and the inclusion of our products in standard of care guidelines, among other factors. Further, any approval or use as a companion diagnostic may depend on the use of our services by a pharmaceutical customer in the related clinical trial for the therapeutic. We cannot assure you that our products or services will continue to maintain or gain market acceptance, and any failure to do so would harm our business, results of operations, financial condition, cash flows and prospects.

We have encountered in the past, and will encounter in the future, risks, uncertainties and delays frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or we do not address these risks and uncertainties successfully, or we are unable to transition at some point to a company that is capable of supporting broad commercial activities and developing maintaining partnerships with healthcare networks and providers, then our results of operations could differ materially from our expectations, and our business, results of operations, financial condition, cash flows and prospects will suffer.

We currently have three products available for sale in the United States and the United Kingdom, and two products available for sale in the European Union and certain Asian countries. We maintain a pipeline of improvements to those products and new products. Our current products cover a range of diseases, including liver cancer and liver diseases such as non-alcoholic steatohepatitis (NASH) and nonalcoholic fatty liver disease (NAFLD), cholestatic liver diseases such as primary biliary cholangitis (PBC) and primary sclerosing cholangitis (PSC), Long-COVID and inflammatory bowel disease, and our products broaden our indications in the healthcare market, including diabetes and metabolic diseases. These products may never be fully developed, or may never be commercially successful, which may limit the scope of our product portfolio. Our ability to capture revenues from larger or more diverse markets will be harmed unless we are successful at introducing products and gaining commercial success in multiple healthcare markets.

If we are unable to compete successfully with respect to LiverMultiScan and our other current and future products, we may be unable to increase or sustain our revenues or achieve and maintain profitability.

We face competition from other imaging and diagnostics companies with products directly competing with LiverMultiScan and our other current products. These include, among others, providers of imaging tests such as

EchoSense (FibroScan), Resoundant (MRE) and Supersonic (Shearwave) and providers of blood tests such as Nordic Biosciences, SomaLogic and Fibronostics. We also compete with providers of medical imaging software such as MeVis, Virtual Resection, HiSense, TeraRecon and Canon. We also compete with providers of other non-invasive diagnostic and monitoring products such as ENDRA Life Sciences Inc. and Genfit S.A.

Some of these competitors have widespread brand recognition and market penetration and substantially greater financial, technical, research and development and selling and marketing capabilities than we do. Smaller companies may also launch new or enhanced diagnostic and monitoring products and services that could gain market acceptance.

We also face competition from data analytics companies that have developed technology-based or artificial intelligence-based approaches to healthcare applications and medical devices and that currently or in the future may develop diagnostic and monitoring products focused on single or multiple organ assessment for treatment of various diseases.

Principal competitive factors in our market include:

•	quality and strength of clinical and analytical validation data;

•	relationships partnerships with clinical trial partners, imaging centers, healthcare systems and healthcare providers;

•	confidence in diagnostic or monitoring performance;

•	technical performance and innovation to deliver products that provide clinically actionable results;

•	reputation among health systems, healthcare providers and payors as a provider of high-value diagnostic and monitoring products;

•	health economic benefits;

•	third-party reimbursement coverage and rates;

•	regulatory approval or clearance;

•	inclusion in practice guidelines; and

•	ease of use, awareness and willingness of healthcare providers to include our products as part of their routine diagnosis and monitoring for patients with various diseases, including NASH.

While we believe we compete effectively based on these factors, market acceptance of our products is untested at this time. Further, even if we are able to secure partnerships with additional clinical trial partners and healthcare systems, commercial and clinical acceptance rates are currently unknown. Many of our competitors and potential competitors have longer operating histories, larger customer bases, greater brand recognition and market penetration, substantially greater financial, technological and research and development resources and selling and marketing capabilities, and more experience dealing with third-party payors. As a result, they may be able to respond more quickly to changes in customer requirements and devote greater resources to the development, promotion and sale of their diagnostic and monitoring offerings. We may not be able to compete effectively against these organizations should they choose to enter the market for non-invasive diagnostic and monitoring products.

The markets in which we compete are characterized by rapidly advancing technology. Our success and growth depend, in part, on our ability to anticipate technological advancements and competitive innovations and introduce new products to adapt to these advancements and innovations. To compete in the marketplace, we have made, and we must continue to make, substantial investments in the development of new products, whether internally through research and development or externally through licensing or acquisitions. We can give no assurance that we will be successful in identifying, developing or acquiring, and marketing new products or enhancing our existing products. In addition, we can give no assurance that new or alternative products developed by competitors will not render LiverMultiScan and our other current and future products obsolete or inferior, technologically or economically.

The success of any new products that we develop or acquire depends on achieving and maintaining market acceptance. Market acceptance for our current and new products could be affected by a number of factors, including:

•	our ability to market and deliver our products effectively;

•	the availability, perceived efficacy and pricing of alternative products from our competitors;

•	the development of new or alternative products by others that render our products and technologies obsolete;

•	the price, quality, effectiveness and reliability of our products;

•	our customer service and reputation;

•	our ability to demonstrate clinical utility and achieve market acceptance for our products; and

•	the timing of market entry of new or alternative products.

We currently have four products that are cleared or approved for commercial sale (including through Exceptional Use Authorization) in at least one jurisdiction. However, we will be required to improve our existing products and introduce new products. New major iterations of our current products and new products require the clearance or approval by the local regulator in order to be sold in the clinical market, including by the FDA in the United States. We may not be able to successfully develop products that attain regulatory clearance or approval for commercialization.

Our competition, including those listed above, may respond more quickly to new or emerging technologies or a changing market landscape, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than us or be more successful in attracting potential customers and strategic partners. Given these factors, we cannot assure you that we will be able to continue or increase our level of success. Our failure to introduce new and innovative products in a timely manner, and our inability to maintain or grow the market acceptance of our existing products, could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our future operating results to fall below expectations. We have limited experience forecasting demand for our products, which could impact our ability to scale our operation as needed. Our actual results may fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our ADSs to decline.

Our quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

•	the timing and success of drug therapies introduced to treat NASH or any other disease area in which our technologies are used;

•	the level of demand for any of our products on the market, which may vary significantly;

•

the timing and cost of, and level of investment in, research, development, regulatory approval or clearance and commercialization activities relating to our products, which may change from time to time;

•

delays in Food and Drug Administration (FDA) clearance, reimbursement coverage from both Centers for Medicare and Medicaid Services (CMS) and other third-party payors, commercialization or adoption of our products, including as a result of the ongoing COVID-19 pandemic;

•	the timing and success or failure of our products or competing products, or any other change in the competitive landscape of our industry, including consolidation or new entrants;

•

the cost, timing and outcome of regulatory review of our products, both within and outside of the United States, including any post-marketing studies that could be required by the FDA, European Medicines Agency (EMA), Medicines and Healthcare products Regulatory Agency (MHRA) or other regulatory authorities;

•	changes in governmental regulations or in the status of our regulatory approvals, clearances or applications;

•	our ability to obtain additional funding to develop our products;

•	expenditures that we will or may incur to acquire or develop additional product and technologies;

•	the sales price and availability of third-party coverage and appropriate reimbursement for our products;

•	the willingness of patients to pay out-of-pocket for our products in the absence of such coverage or sufficient reimbursement;

•	our ability to effectively expand our sales, marketing and distribution infrastructure in a timely manner to meet our commercial needs;

•	market acceptance of our products;

•	the ability of channel partners to successfully commercialize and establish sales channels for our products;

•	our ability to establish and maintain collaborations, licensing or other arrangements with respect to our products;

•	our ability to maintain and enforce our intellectual property position;

•	costs related to and outcomes of potential litigation or other disputes in respect of our products and our business;

•	our ability to adequately support future growth;

•	our ability to attract and retain key personnel to manage our business effectively;

•

the performance and availability of third-party providers of cloud infrastructure services, such as Amazon Web Services (AWS), with the necessary speed, data capacity and security for providing reliable internet access and services in order to deliver our products;

•	future accounting pronouncements or changes in our accounting policies; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Historically, substantially all of our revenues and growth have been driven by sales of our products to pharmaceutical partners for use in conducting clinical trials of new drug therapies. The development and launch of enhanced or new products directly into clinical practice through imaging centers, healthcare systems and specialist physician require the completion of certain development and commercialization activities that are complex, costly, time-intensive and uncertain, and require us to accurately anticipate patients’, providers’ and, if applicable, payors’ attitudes and needs and emerging technology and industry trends. This process is conducted in various stages, and each stage presents the risk that we will not achieve our goals on a timely basis, or at all.

We have limited experience commercializing our products. As a result, we have limited experience forecasting future demand for and pricing of for our products and our actual results may fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our

ADSs to decline. We may experience research and development, regulatory, marketing and other difficulties that could delay or prevent our introduction of enhanced or new products directly to customers in the clinical practice market and result in increased costs and the diversion of management’s attention and resources from other business matters. For example, any products that we may enhance or develop may not prove to be clinically effective, or may not meet our desired target product profile or may not be offered at acceptable cost and with the sensitivity, specificity and other performance metrics necessary to address the relevant clinical need and commercial opportunity; our products’ performance in a clinical setting may be inconsistent with their performance in a pharmaceutical development setting; we may not be successful in achieving market awareness and demand, whether through our own sales and marketing operations or entering into distribution and collaborative arrangements; our strategy depends on our ability to penetrate the clinical practice market, which is large and difficult to navigate; the distribution and collaborative arrangements we enter into may not be successful or we may not be able to maintain those that are successful; healthcare providers may not order or use, or third-party payors may not reimburse for, any products that we may enhance or develop; we may not be able to obtain approval of any of our existing or future products as a companion diagnostic for existing treatments approved by the FDA; or we may otherwise have to abandon a product in which we have invested substantial resources.

An important factor in our ability to commercialize our products is collecting data that supports the value proposition of our products. The data collected from any studies we complete may not be favorable or consistent with our existing data or may not be statistically significant or compelling to the medical community or to third-party payors seeking such data for purposes of determining coverage for our products. This is particularly true with respect to performance defects and errors. Any of the foregoing could have a negative impact on our ability to commercialize our products, which could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

We will require substantial additional funding to commercialize and scale our products, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, curtail or discontinue our operations.

We have incurred significant expenses related to the development of our products, and expect to continue to invest significantly in the development and commercialization of our products and in our sales infrastructure. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, curtail or discontinue research and development activities and clinical trials, our research and development programs or our commercialization efforts for one or more of our products. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•

the scope, progress, results and costs of research and development for LiverMultiScan and our other current and future products we choose to pursue, and conducting research and development activities and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our products;

•	the number and characteristics of any additional products we develop or acquire; the timing of and adequacy of any reimbursement coverage for our products from both CMS and other third-party payors;

•

our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the costs involved in improving the performance and capabilities of our existing products, or developing new ones through research and development, to address evolving customer demands;

•	the costs of commercialization activities related to our products, including sales and marketing costs;

•	the costs of building or contracting a sales force in anticipation of commercialization;

•	any product liability or other lawsuits related to LiverMultiScan and our other current and future products;

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio;

•	cash flows generated from our business; and

•	the impact of the COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or single-agent and combination therapy candidates that we would otherwise pursue on our own. We will be required to seek additional funding in the future and currently intend to do so through public or private equity offerings or debt financings, credit or loan facilities, collaborations or a combination of one or more of these funding sources. If we raise additional funds by issuing equity securities, our shareholders may suffer dilution. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, or at all.

Our ability to become profitable in the future will depend on our ability to successfully commercialize our products that are approved or cleared for sale, and any other products for which we obtain approval or clearance, to scale nationally in the United States and other jurisdictions.

Our ability to become profitable in the future will depend on our ability to commercially scale our products that are approved or cleared for sale, and any other products for which we obtain approval or clearance, in the United States and other jurisdictions. Successfully scaling commercial activities with our products that are approved or cleared for sale will require:

•

continuing to expand study data for our approved or cleared products, including data demonstrating the clinical utility over the short, intermediate and long-term use of our products in different clinical settings;

•	expanding our development and ability to provide service for the use of our approved or cleared products;

•	establishing sales, marketing and distribution capabilities to effectively market and sell our approved or cleared products in the United States, Europe and other territories;

•	achieving market acceptance by patients and the medical community of our approved or cleared products; and

•	negotiating and securing coverage and appropriate reimbursement from third-party payors, including Medicare, for our approved or cleared products.

We expect to face similar challenges for the commercialization of any future products for which we obtain regulatory approval or clearance. If our approved or cleared products fail to demonstrate clinical utility, do not maintain or secure additional required regulatory approval or clearance or do not achieve market acceptance, we may never become profitable.

The COVID-19 pandemic and efforts to reduce its spread have adversely impacted, and are expected to continue to materially and adversely impact, our business and operations.

The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our operations, particularly as a result of preventive and precautionary measures that we, other businesses, and governments are taking. Governmental mandates related to COVID-19 in the United Kingdom, the United States and in other countries, have impacted, and we expect them to continue to impact, our personnel and facilities, our customers and the third parties on which we rely. We have continued to operate within the rules applicable to our business; however, an extended implementation of these governmental mandates could further impact our ability to operate effectively, deliver our products and conduct ongoing research and development or other activities. To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations, and policies that apply to our business and operations, such as additional workplace safety measures, delivery and development of our products may be delayed, and we may incur further costs in bringing our business and operations into compliance with changing or new laws, regulations, and policies. Other infectious diseases or public health crises could also cause significant volatility, uncertainty and economic disruption.

To date, most of our revenues have come from the use of our products by the pharmaceutical and biotechnology industry. This industry can be, and has been, impacted by public health-associated reductions in research spending, trial recruitment, diversion of key research assets and infrastructure to disaster response. Throughout the COVID-19 pandemic, varying geographies in which we provide our products have had reductions at varying periods of the throughput of research activities, directly affecting our ability to recognize revenues. We recognized $8.6 million in revenues for 2020 from our sales of products to pharmaceutical companies for these purposes. This was below expectations as our customers delayed clinical trials, paused recruitment for ongoing clinical trials, and cancelled clinical trials.

Governments in geographies in which we have business operations, have implemented economic stimulus measures to support individuals and businesses impacted by the COVID-19 pandemic. During 2020, we utilized these measures in the United States, the United Kingdom and Singapore and claimed $538,292, $397,969 and $58,059 respectively. In the United States, we applied for forgiveness of the loan assistance that was provided by the Small Business Administration (SBA). The SBA determined our loan was eligible for forgiveness and forgave the majority of the loan, the remainder of which we repaid during 2020. However, there can be no assurance that such measures will be available to us in the future. These measures have not been significant to our financial results. Unfavorable global economic or political conditions, including a recession or depression resulting from the COVID-19 pandemic, could adversely affect our business, results of operations, financial condition, cash flows and prospects.

We implemented office closures and remote working in March 2020 and since then have experienced varying levels of reopening around the world. While our business has adapted to the closures with little material impact on our operating results, aside from the impact of delayed clinical trials, paused recruitment for ongoing clinical trials and cancelled clinical trials, which has reduced demand for our third-party clinical trial products, closures may have an impact on our business in the future. Research and development of our products has continued at full capacity during this time, but we may not be able to effectively navigate the impacts of the COVID-19 pandemic in the future.

We depend on our customers, payors, radiology networks, investigators, laboratories, universities and other facilities for the continued operation of our business. If the pandemic worsens or if governments’ actions to contain the spread of COVID-19 are ineffective, these factors could result in a material negative impact on our business, results of operations, financial condition, cash flows and prospects.

Our business is susceptible to general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn, including a recession or depression resulting from the current COVID-19 pandemic, or political disruption could result in a variety of risks to our business, including weakened demand for LiverMultiScan and our other current and future products and our ability to raise additional capital on acceptable terms, if at all. We cannot anticipate all the ways in which the political or economic climate and financial market conditions could adversely impact our business.

Risks Related to Commercialization of Our Products

LiverMultiScan and our other current and future products may not achieve or maintain significant commercial adoption.

We believe our commercial success is dependent upon our ability to continue to successfully market and sell our products and introduce our products, to continue to expand our current relationships and develop new relationships with pharmaceutical customers and to develop and commercialize new products based on our platform. Our ability to achieve and maintain commercial market acceptance of LiverMultiScan and our other current and future products will depend on a number of factors, including:

•	our ability to increase awareness of our products and the benefits of non-invasive alternatives;

•	the rate of adoption of our products by healthcare providers, key opinion leaders (KOLs), advocacy groups and pharmaceutical companies;

•	our ability to establish any of LiverMultiScan, MRCP+, Hepatica or CoverScan MD as a standard of care for patients at risk from internal organ disease;

•	the timing and scope of any approval or clearance by the FDA, EMA, MHRA or other regulatory authorities for our products;

•

our ability to obtain and maintain positive coverage decisions and appropriate reimbursement rates for our products from commercial third-party payors and to broaden the scope of indications included in such coverage decisions;

•	our ability to obtain and maintain reimbursement coverage and adequate rates from government payors, including Medicare;

•	the impact of our investments in product innovation and commercial growth;

•	negative publicity regarding our or our competitors’ products resulting from defects or errors; and

•	our ability to further validate our technology through clinical research and accompanying publications.

We cannot assure you that we will be successful in addressing each of these criteria or other criteria that might affect the market acceptance of our products.

We have established relationships with key thought leaders at premier medical institutions and networks. If these key thought leaders determine that any of our products are not clinically effective, that alternative technologies and products are more effective, or if they elect to use internally developed products, we could encounter significant difficulty validating our technology platform, driving adoption and establishing our products as a standard of care, which would limit our revenue growth and our ability to achieve profitability.

In order to gain wider market acceptance, in addition to the acceptance of the utility of our product, the care management pathways for some of our disease areas need to change. There is limited use of advanced imaging techniques as non-invasive tests in current care management. Care management continually changes, however, these changes may not necessarily benefit us nor make us able to gain market traction for its products or services.

Each of our products must overcome challenges in order to be accepted as a standard of care for patients at risk from internal organ disease, which will take time to surmount, if these challenges are overcome at all. Specifically, LiverMultiScan will need to be established as a standard of care for diagnosis and monitoring of liver disease in addition to or in replacement of traditional methods, such as biopsy and ultrasound. In addition, MRCP+ will need to displace endoscopic retrograde cholangiopancreatography (ERCP) with a radiology procedure and pivot in applicability from diseases with relatively low prevalence, such as primary sclerosing cholangitis, to provide general utility in more prevalent cholestasis diseases. Furthermore, Hepatica competes with well-established competitors that utilize both computed tomography (CT) and magnetic resonance imaging (MRI), whereas Hepatica relies solely on MRI and will need to be paired with complementary biomarkers in order to increase its target market. CoverScan MD is designed to replace a complex diagnostic pathway and will require acceptance from multiple sub-specialties in the healthcare industry in order to be successful. The intersection of multiple sub-specialties in each of these target indications presents a broader set of stakeholders who may need education on the benefits of our products in order to realize our commercial potential.

At any time, we may decide to discontinue the development or commercialization of any of our products for a variety of reasons, including the appearance of new technologies that render our product obsolete, competition from a competing product or changes in or inability to comply with applicable regulatory requirements. If we terminate a program in which we have invested significant resources, we will not receive any return on our investment and we will have missed the opportunity to allocate those resources to potentially more productive uses.

If we are unsuccessful in achieving and maintaining market acceptance of our products, our business, results of operations, financial condition, cash flows and prospects will suffer.

Our commercial success for clinical services could be compromised if we do not obtain and maintain coverage and appropriate reimbursement rates from third-party payors, including governmental and commercial payors. These coverage decisions may also happen slower than anticipated.

There are three key components for reimbursement in the United States: (1) coding, (2) pricing and (3) coverage. “Coding” refers to distinct numeric and alphanumeric billing codes, including Current Procedural Terminology (CPT) codes that are used to report the provision of certain healthcare services to third-party payors. “Pricing” refers to the amount paid to providers for specific procedures and supplies. “Coverage” refers to decisions made by third-party payors as to whether or not to provide their members access to and pay for such healthcare services, and if so, what conditions, such as specific diagnoses and clinical indications, are covered.

In the United States, our commercial success will depend on our ability to obtain coverage and reimbursement from both government payors, including Medicare, and private third-party payors. In NAFLD and NASH, the initial indication targeted by LiverMultiScan, the majority of the patient population are under the age of 65 and covered by commercial insurance with a large minority covered through Medicare.

In the United States, the principal decisions about reimbursement for new medical products are typically made by CMS directly or through its Medicare Administrative Contractors (MACs). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare. We are currently in discussions with some MACs regarding a Medicare coverage determination. Commercial, third-party payors may follow CMS or may establish their own coverage policies. Because there is no uniform policy of coverage and reimbursement in the United States, each payor generally determines for its own enrollees or insured patients whether and when to cover or otherwise establish a policy to reimburse our diagnostic tests, and seeking payor approvals is a time-consuming and costly process.

We received two Category III CPT codes for LiverMultiScan’s quantitative MRI for analysis of tissue composition, effective as of July 1, 2021, from the American Medical Association’s CPT Editorial Panel. At this time, we do not have any CPT codes for MRCP+, Hepatica or CoverScan MD. Our success is highly dependent on receiving positive Medicare coverage determinations or otherwise obtaining favorable coverage. If we do not receive such determinations, we could experience negative consequences including:

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A negative coverage determination from Medicare could adversely affect our ability to receive coverage determinations from commercial third-party payors and our ability enter into new partnerships with healthcare systems; and

•

We may need to conduct additional clinical validation, utility and other studies as part of an appeal of a negative Medicare coverage decision, and even if we expended the substantial time and resources to conduct such studies, they may not be successful and they may not result in a positive Medicare coverage determination.

Coverage and reimbursement by a payor may depend on a number of factors, including a payor’s determination that our products are:

•	not experimental or investigational;

•	medically necessary;

•	appropriate for the specific patient;

•	safe and cost-effective;

•	supported by peer-reviewed publications; and

•	included in clinical practice guidelines.

Accordingly, even though we received two Category III CPT codes for LiverMultiScan’s quantitative MRI for analysis of tissue composition, effective as of July 1, 2021, Medicare national pricing for LiverMultiScan has not been set, nor have any third-party payors agreed to provide coverage, and we may not be reimbursed at a favorable rate or at all. As we enter into partnerships and contracts with healthcare systems and third-party payors, we will establish a reimbursement rate through contractual negotiations.

We cannot be certain that coverage for LiverMultiScan and our other current and future products will be provided in the future by additional payors or that existing agreements, policy decisions or reimbursement levels will remain in place, remain adequate, or be fulfilled under existing terms and provisions. Even if coverage from commercial payors is achieved, it may take significantly longer to secure than coverage from governmental payors, such as CMS. Coverage decisions by commercial payors generally require lengthy review and evaluation to order to be made, even if a favorable coverage determination by a governmental payor has been made. Commercial payors may be unwilling to provide sufficient coverage and reimbursement for our products, which is necessary for healthcare providers and health systems to adopt our products as part of their clinical practice. Our estimated addressable markets and market opportunities for our products depend on favorable coverage determinations by commercial payors as the prevalence of liver disease is highest prior to normal retirement ages. If our products or underlying technology do not receive sufficient favorable exposure, the rate of healthcare provider adoption of our products and favorable reimbursement coverage determinations for our products by commercial payors, even if a favorable coverage determination by a governmental payor is made, could be negatively affected or significantly delayed.

If we cannot obtain coverage and appropriate reimbursement from private and governmental payors such as Medicare and Medicaid for our current products or new products that we may develop in the future, demand for such products may decline or may not grow as we expect, which could limit our ability to generate revenues and have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects. In order to secure coverage and reimbursement for our products that might be cleared or approved for sale, we may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA, EMA, MHRA or other comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, our products may not be considered medically necessary or cost effective. Further, we or our customers may experience delays and interruptions in the receipt of payments from payors due to missing documentation and/or other issues, which could cause delay in collecting our revenues.

In addition, the coverage and reimbursement market is ever changing and we are not in control of how our competitors’ coverage and pricing strategies are established. Some of our competitors have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we do. Others may develop lower-priced, less complex diagnostic and monitoring products that payors and healthcare providers could view as functionally equivalent and more cost effective than our products, which could force us to lower the list price of our products and impact our operating margins and our ability to achieve and maintain profitability. Payors may compare our products to our competitors and utilize them as precedents, which may impact our coverage and/or reimbursement. In addition, technological innovations that result in the creation of enhanced diagnostic and monitoring products that are more effective than ours may enable clinical laboratories, hospitals or healthcare providers to provide specialized diagnostic and monitoring products similar to ours in a more patient-friendly, efficient or cost-effective manner than is currently possible. If we cannot compete successfully against current or future competitors, we may be unable to increase or create market acceptance and sales of our products, which could prevent us from increasing or sustaining our revenues or achieving or sustaining profitability.

In some foreign countries, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product to the current standard of care. A Member State may approve a specific price for the product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for diagnostic products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

The coverage and reimbursement market may be additionally impacted by future legislative changes. There are increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs which may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. Specifically, there have been several recent U.S. presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug and medical device pricing, reduce healthcare costs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes. For example, at the federal level, the U.S. budget for the fiscal year 2021 contains further price control measures that were enacted during the budget process or could be enacted in other future legislation sessions. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control healthcare costs.

Payors from whom we or our customers may receive reimbursement are able to withdraw or decrease the amount of reimbursement provided for our products at any time in the future.

Our commercial success depends on our and our customers’ ability to maintain coverage and appropriate reimbursement from those payors that decide to cover and reimburse our products. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the timing of and level of coverage and reimbursement rates can differ significantly from payor to payor.

Payors could withdraw coverage and stop providing reimbursement for our products in the future or may reimburse our products only on a case-by-case basis. Managing reimbursement on a case-by-case basis is time-consuming and contributes to an increase in the number of days it takes to collect accounts receivable and increases our risk of non-payment by customers. Negotiating reimbursement on a case-by-case basis may result in the provision of reimbursement at a significant discount to the list price of our products. Further, even if our customers obtain written agreements regarding coverage and reimbursement with certain payors, these agreements are not guarantees of indefinite coverage in an adequate amount. For example, these agreements are typically terminable without cause by either party and are typically renewable annually, and the applicable payor could opt against renewal upon expiration. In addition, the terms of certain of our customers’ written arrangements may require them to seek pre-approval from the payor or put in place other controls and procedures prior to using our product.

To the extent that our customers fail to follow these requirements, they may fail to receive some or all of the reimbursement payments to which they are otherwise entitled which may impact our receipt of revenues. These payors must also conclude that the claim satisfies the applicable contractual criteria. In addition, the written agreements regarding reimbursement with payors may not guarantee receipt of reimbursement payments at what our customers believe to be the applicable contracted rate for each reimbursement claim that is submitted to such payors.

If payors withdraw coverage for our products or reduce the reimbursement amounts for our products, our ability to generate revenues from clinical services customers could be limited, which may have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Our estimated total addressable markets and market opportunities for our products are subject to numerous uncertainties and may prove to be inaccurate. If we have overestimated the size of our market opportunities, our future growth may be limited.

Our estimated total addressable markets and market opportunities for our products are based on a variety of inputs, including data published by third parties, our own market insights and internal market intelligence, and internally generated data and assumptions. We have largely based the estimated market opportunities for our products on the prevalence of the underlying diseases they are intended to address. The prevalence of certain diseases is subject to uncertainty and additional research may find that the prevalence of the disease is lower than currently estimated. In particular, Long-COVID is not fully understood and, as a result, current estimates of the prevalence of Long-COVID may be inaccurate. Long-COVID itself may not become a fully recognized disease diagnosis, in which case estimates of prevalence may not be relevant. Furthermore, assumptions regarding the extent to which the assessment of Long-COVID continues to be necessary in the future may be inaccurate and our estimated total addressable market opportunities related to Long-COVID may be temporal given the evolving nature of the disease. In addition, we believe the number of MRI scans that are performed in the United States and elsewhere will increase if our products are widely adopted. Our estimated total addressable market opportunities for our products assume an increase in the usage of MRI scans for both pharmaceutical development and clinical diagnosis and monitoring. The current use of MRI scans for diagnosis and monitoring applications for certain diseases is limited, including for the diseases that our products target. Inaccurate estimates of the adoption of our products and the corresponding increase in MRI scans for diagnosis and monitoring applications will result in more limited total addressable markets for our products than we have estimated.

We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. Market opportunity estimates, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. While we believe our market opportunity estimates are reasonable, such information is inherently imprecise. In addition, our assumptions and estimates of market opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described herein. If this third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited and grow more slowly than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business. The estimates of our market opportunities included herein should not be taken as indicative of our ability to grow our business and inaccurate estimates of the market opportunity for our current and future products could adversely affect our business, results of operations, financial condition, cash flows and prospects.

We may be unable to successfully demonstrate to key opinion leaders within the healthcare industry and academia the merits of our products, compared to those of our competitors, which may make it difficult to establish our products as a standard of care and achieve market acceptance.

Healthcare providers play a primary role in determining the course of treatment and, ultimately, the type of products that will be used to diagnose and monitor a patient. Our success will depend in part on our ability to effectively market and demonstrate to healthcare providers our ability to provide clinical decision support for diagnosis, treatment decision-making and monitoring of patients compared to competing diagnosis and monitoring methods. Acceptance of our products depends on educating healthcare providers as to the distinctive characteristics, clinical benefits, safety and cost-effectiveness of our products as compared to those of our competitors, and on training surgeons in the proper review of the information generated by our products. If we are not successful in educating healthcare providers of the merits of our products or educating them on the metrics delivered by our products, they may not use our products or may not use them effectively and we may be unable to increase our sales, sustain our growth or achieve and sustain profitability. Furthermore, it is possible many healthcare providers, hospitals and healthcare companies may be unwilling to adopt products unless they determine, based on experience, clinical data and published peer-reviewed journal articles, that our products provide benefits or are attractive and cost-effective as the current standard of care. Additionally, healthcare providers may be reluctant to change their diagnosis and monitoring practices for the following reasons, among others:

•	existing relationships with competitors and distributors that sell competitive products;

•	lack or perceived lack of evidence supporting additional patient benefits;

•	perceived liability risks generally associated with the use of new products, technologies and procedures;

•	less attractive availability of coverage and reimbursement by third-party payors compared to competitive products and procedures and other techniques;

•	costs associated with the purchase of new products; and

•	inexperience with our products and the time commitment that may be required for training.

We have established relationships with key thought leaders at pharmaceutical, biotechnology and medical device companies, government organizations and research institutions. If these key thought leaders determine that our products are not clinically effective, that alternative technologies and products are more effective, or if they elect to use internally developed products, we could encounter significant difficulty validating our technology platform, driving adoption and establishing our products as a standard of care, which would limit our revenue growth and our ability to achieve profitability and could adversely affect our business, results of operations, financial condition, cash flows and prospects.

Research and development of new products involves a lengthy and complex process and we may be unable to develop or commercialize products on a timely and cost-effective basis, or at all.

Products from our research and development programs will take time and considerable resources to develop, and may include improvements or changes to our systems, software and software-as-a-service (SaaS) platform, and we may not be able to complete development and commercialize them on a timely and cost-effective basis, or at all. There can be no assurance that our programs will produce commercial products and before we can commercialize any new products, we will need to expend significant funds in order to:

•	conduct substantial research and development, which may include validation studies and regulatory clearance or approval;

•	further develop and scale our SaaS platform and processes to accommodate different products;

•	further develop and scale our infrastructure to be able to analyze increasingly large amounts of data; and

•	utilize data and analytical insights generated from running products on our current systems in our research and development programs in order to advance these programs.

Research and development processes for our products involve a high degree of risk, and these efforts may be delayed or fail for many reasons, including:

•	cancellation or delay due to economic or operational disruptions or a shift in focus by the healthcare industry;

•	unforeseen operating difficulties and expenditures, including cost overruns;

•	failure to obtain or maintain regulatory clearance or approval, or even if cleared or approved, failure to be included in standard of care guidelines;

•	failure to surmount technical challenges and other difficulties;

•	failure of the product to perform as expected; and

•	failure to reliably demonstrate the process advantages of our products and their ability to support diagnosis.

In addition, if we are unable to generate additional data and insights from our research and development programs, then we may not be able to advance these programs as quickly, or at all, or without significant additional investment, all of which could have a material adverse effect on our product development efforts.

Even if we are successful in developing new products, it will require us to make significant additional investments in marketing and selling resources in order to commercialize any such products. As a result, we may be unsuccessful in commercializing new products that we develop, which could adversely affect our business, results of operations, financial condition, cash flows and prospects.

The lack of an approved and widely-accepted therapeutic for the treatment of NASH and the timing of any such approval may present a major challenge to the market penetration of LiverMultiScan, our non-invasive method for diagnosis of NASH. Even if a treatment for NASH is approved and becomes available, it may not require adoption of LiverMultiScan.

NASH is a disease with no currently FDA-approved drug therapy. As such, there is significant uncertainty in the timing and degree of market acceptance that future treatments or diagnostic tools will have among NASH patients and their healthcare providers as well as third-party payors. While drug therapies are being advanced, none have been clinically validated, and the timetable for commercialization, if at all, is uncertain. Moreover, such drug therapies will be subject to regulation by the FDA, EMA, MHRA or other regulatory authorities and will require approval before they can be marketed. As such, use of LiverMultiScan, our non-invasive method for diagnosis of NASH, might not be as widespread or slower to develop as our actual target market and this may limit the commercial potential of LiverMultiScan.

As a product that can detect the components of NASH, the commercial success of LiverMultiScan will be tied to the availability of a drug therapy that can be used to treat NASH. Without an approved and widely-accepted drug therapy for the treatment of NASH, there will be reduced demand for LiverMultiScan. Even if a drug therapy for the treatment of NASH is approved by the FDA, EMA, MHRA or other regulatory authorities, it may have broad efficacy, low side effects, a low price and be fast acting, which may limit the adoption of LiverMultiScan as a way to monitor the efficacy of treatments for NASH and could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Our success is tied with acceptance of a SaaS business model within the market. Failure of businesses to adopt SaaS delivery for diagnostic and monitoring products could reduce the demand for our platform and products.

Although SaaS is a well-established business model, there are healthcare providers and imaging centers that have been reluctant to or unable to engage with the SaaS model. If the SaaS model becomes limiting to our future success, then we will have to change business models, which will come with significant cost, and will have no guarantee that we will be able to successfully commercialize through another business model.

We derive, and expect to continue to derive, substantial revenues from the sale of our products to customers that are delivered using our Perspectum Portal. Widespread acceptance and usage of SaaS diagnostic and monitoring products by patients, clinicians, radiologists, pharmaceutical companies, healthcare providers and payors is critical to our future revenue growth and success. We may not be successful in transitioning our target market from on-premise software offerings to software products deployed via cloud and SaaS products. If the market for SaaS diagnostic and monitoring products fails to grow, or grows more slowly than we currently anticipate, demand for our products would be negatively affected.

The market for SaaS diagnostic and monitoring products is less mature than the market for SaaS applications in other industries, and the adoption rate of SaaS diagnostic and monitoring products may be slower among healthcare industry participants with heightened data security interests and business practices that require compliance with stringent regulations in many of the countries in which our customers are located, particularly in relation to the use and storage of patient health data and privacy, which vary on a country-by-country basis. Our SaaS products must be compliant with applicable regulation in the country in question before we can operationalize our offerings for customers located in those countries. Ensuring the compliance of our SaaS products with applicable regulation may take longer than expected, occur more slowly in certain countries than in others, require that design changes be developed into our products, or require more financial resources than anticipated.

In addition, even where our SaaS products are compliant with applicable regulation, customers may nevertheless refuse to adopt our products for numerous reasons, particularly regarding the security of patient health data. Our SaaS software products may reside upon and be hosted by third-party providers of cloud storage. A security breach, whether of our products, of our customers’ network security and systems or of third-party hosting services, could disrupt delivery of our products, disrupt access to our customers’ stored information, such as patient treatment delivery instructions, and could lead to the loss of, damage to or public disclosure of our customers’ stored information, including patient health information. The market for SaaS diagnostic and monitoring products is also subject to changing customer demand and trends in preferences. Unless and until our SaaS products find general acceptance among our customer base, we will not be able to fully address the market for our SaaS products, which could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects. Failure of businesses to adopt SaaS diagnostic and monitoring products could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

In addition, we may struggle to price our products appropriately to maximize market adoption, usage and our future revenues.

If we do not design and price our products properly and competitively, particularly if and when we achieve reimbursement coverage, our profitability may be materially adversely affected. As an early commercial-stage company, our business strategy requires that we price our products at a sufficient price point to ensure an adequate and attractive level of profitability and so that we are able to attract new customers and expand sales to our existing customers. We do not yet have a coverage determination from CMS or any third-party payor for any of our products, and our ability to price our products properly and competitively will depend on our ability to obtain coverage.

We estimate the costs of our current and future expenses using actuarial methods and assumptions based upon payor coverage and reimbursement patterns, inflation, historical developments and other relevant factors. However, these estimates involve extensive judgment, and have considerable inherent variability that is sensitive to coverage and reimbursement patterns and medical cost trends. Many factors may and often do cause actual healthcare costs to exceed what was estimated and used to set our prices.

Increases or decreases in our expenses, costs associated supporting and improving existing products, additional investment in new products and in the expansion of clinical access as part of our business strategy, acquisitions, new taxes and assessments, and implementation of regulatory requirements may increase our operating expenses. Any failure to adequately price our products or estimate sufficient coverage or reimbursement or effectively manage our operating expenses may result in a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Our long-term strategy depends in part on our ability to improve LiverMultiScan, MRCP+, Hepatica and CoverScan MD to keep pace with rapid advances in artificial intelligence, technology, medicine and science. If we experience delays or challenges in creating and deploying new versions of these products, our business, results of operations, financial condition, cash flows and prospects could be harmed.

The diagnostics industry is characterized by rapid technological changes, scientific breakthroughs, frequent new product and service introductions and enhancements, and evolving industry standards, all of which could render any of our products obsolete. Further, the field of artificial intelligence is rapidly advancing and we must ensure that we keep pace with these changes in our technology and algorithms in order to ensure that our products deliver accurate and clinically relevant results. Our ability to implement these rapidly advancing technologies is made further challenging by applicable regulatory requirements to obtain clearances for product improvements, which can take up to approximately 3 months, or to prepare a non-filing justification.

Our future success will depend on our ability to keep pace with the evolving needs of our customers and the evolution of our industry on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances. In recent years, there have been numerous advances in technologies relating to life sciences research and the diagnosis and treatment of liver disease. There have also been advances in technologies used to computationally analyze very large amounts of biologic information. If we do not update our products through the creation and deployment of new versions to reflect advances in artificial intelligence, new scientific knowledge about new disease diagnostics and therapies or the diseases we seek to target, our products could become obsolete.

Our products are not widely adopted and failure to effectively manage the transition in use of our products from pharmaceutical development to broad clinical use or accurately forecast pricing or customer demand could result in inaccurate forecasts of market growth. We have estimated the sizes of the markets for LiverMultiScan and our other current and future products and services, and these markets may be smaller than we estimate, including as a result of reimbursement decisions or delays by commercial payors.

Because the market for our products is characterized by rapid technological advances, we frequently introduce new products, including new versions of our products, with improved ease-of-use, improved performance or additional features and functionality. We pre-announce products, in some cases before such products have been fully developed or tested, and risk failing to meet expectations when products become available. The risks associated with the introduction of existing products into different settings or the introduction of new products include the difficulties of predicting customer demand and effectively managing delivery and support of the product to ensure adequate availability and supply of the product.

Additionally, it is difficult to predict the amount we will be able to collect for our products from commercial payors, if any, and therefore our operational results. Our business strategy depends on achieving broad coverage and reimbursement for our products from payors, including both government payors and especially commercial payors. If commercial payors do not provide coverage of, or do not provide appropriate reimbursement for, a substantial portion of the price of our products, we may need to seek payment from the patient, when permitted, which may adversely affect demand for our products. Coverage determinations by a commercial payor may depend on a number of factors, including a commercial payor’s determination that a product is appropriate, medically necessary or cost-effective. If we are unable to provide payors with sufficient evidence of the clinical utility and validity of our products, they may not provide coverage, or may provide limited coverage, which will adversely affect our business, results of operations, financial condition, cash flows and prospects. To the extent that more competitors enter our markets, the availability of coverage and the reimbursement rate for our products may decrease as we encounter pricing pressure from our competitors.

If we are not able to maintain and enhance our reputation and brand recognition, our business, results of operations, financial condition, cash flows and prospects will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing and future health systems, clinicians, radiologists, patients and patient groups, pharmaceutical companies, healthcare providers and payors. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Brand promotion and marketing activities may not be successful or yield increased revenues, and to the extent that these activities yield increased revenues, the increased revenues may not offset the expenses we incur and our business, results of operations, financial condition, cash flows and prospects could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our network of health systems, clinicians, radiologists, patients and patient groups, pharmaceutical companies, healthcare providers and payors could harm our reputation and brand and make it substantially more difficult for us to attract new business. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with health systems, clinicians, radiologists, patients and patient groups, pharmaceutical companies, healthcare providers and payors, which would have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

We have limited experience in marketing and selling our products, and if we are unable to expand our sales organization to adequately address our customers’ needs, highlight the benefits of our products, or create demand for our products, our business may be adversely affected.

We have limited experience in marketing and selling our products. We may not be able to market, sell or distribute LiverMultiScan and our other current and future products effectively enough to support our planned growth. We currently sell to pharmaceutical companies developing therapeutics through a small sales organization and expect to sell to several physician specialties and imaging centers in the United States through a much larger sales organization which we have not yet built, through our existing partnership with GE Precision Healthcare LLC or potential future partnerships and co-marketing agreements with either other original equipment manufacturers (OEM) or pharmaceutical companies, and to healthcare providers in Japan through our distribution partnership with Clairvo Technologies Inc. (Clairvo), a subsidiary of the Marubeni Corporation, once market clearance in Japan has been received.

Our target market of referring healthcare providers is large and diverse. As a result, we believe it is necessary for our sales representatives to have specific technical backgrounds and established industry expertise and relationships, and to have a large sales force to address the size of our target market. Competition for such employees within the precision health industry is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

Outside the United States, we established a distribution arrangement with Clairvo for sales of LiverMultiScan throughout Japan, following their regulatory clearance. If sales and marketing efforts under the distribution agreement for our products in that region are not successful, our business would be materially and adversely affected. Locating, qualifying and engaging additional distribution partners with local industry experience and knowledge will be necessary to effectively market and sell our products outside the United States. We may not be successful in finding, attracting and retaining distribution partners, or we may not be able to enter into such arrangements on favorable terms. Sales practices utilized by any such distribution parties that are locally acceptable may not comply with sales practices standards required under UK and U.S. laws that apply to us, which could create additional compliance risk. If our sales and marketing efforts are not successful outside the United States, we may not achieve significant market acceptance for our products outside the United States, which would materially and adversely impact our business operations.

Moreover, sales and marketing activities in the healthcare space in the United States are subject to various rules and regulations. In addition, our marketing messaging can be complex and nuanced, and there may be errors or misunderstandings in our employees’ communication of such messaging. As we continue to grow our sales and marketing efforts in line with the anticipated growth in our business, we face an increased need to continuously monitor and improve our policies, processes and procedures to maintain compliance with a growing number and variety of laws and regulations, including with respect to marketing. To the extent that there is any violation, whether actual, perceived or alleged, of our policies or applicable laws and regulations, we may incur additional training and compliance costs, may receive inquiries from third-party payors or other third parties, or be held liable or otherwise responsible for such acts of non-compliance. Any of the foregoing could adversely affect our business, results of operations, financial condition, cash flows and prospects.

Risks Related to the Development and Regulatory Approval or Clearance of Our Products

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad. If we fail to obtain and maintain necessary regulatory approvals, authorizations or clearances for our products, or if approvals, authorizations or clearances for future products and indications are delayed or not issued, it will negatively affect our business, results of operations, financial condition, cash flows and prospects.

Our products, such as LiverMultiScan, MRCP+, Hepatica and CoverScan MD, are subject to extensive laws, rules and regulations of various U.S. federal and state, and international regulatory bodies in each of the markets in which we sell and deliver our products, including the United States, the European Union and the United Kingdom and, in the future, Asia.

Government regulations specific to medical devices are wide ranging and govern, among other things:

•	product design, development, manufacture and release;

•	product safety and efficacy;

•	premarket review (e.g., approval or clearance);

•	service operations;

•	record keeping;

•	product marketing, promotion and advertising, sales and distribution;

•	post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals;

•	post-market approval studies; and

•	product import and export.

Before a new medical device or service, or a new intended use for an existing product or service, can be marketed in the United States, a company must first submit and receive 510(k) clearance, de novo authorization, or pre-market approval (PMA) from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is substantially equivalent to a legally-marketed predicate device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device.

To be substantially equivalent, the proposed device must have the same intended use as the predicate device, and either (a) have the same technological characteristics as the predicate device or (b) have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device, and submit information demonstrating that the device is as safe and effective as the predicate device. Clinical data are sometimes required to support substantial equivalence.

Regulatory clearances can be expensive, lengthy and unpredictable. We may not be able to obtain any necessary approvals, authorizations or clearances or may be unduly delayed in obtaining necessary approvals, authorizations or clearances, which will negatively affect our business, results of operations, financial condition, cash flows and prospects. Furthermore, even if we are granted regulatory approvals, authorizations or clearances, they may include significant limitations on the indicated uses for our product, which may limit the market for our product. Although we have obtained FDA 510(k) clearance to market LiverMultiScan, Hepatica and MRCP+, our clearance for those products can be revoked if safety or efficacy problems develop.

Regulatory authorities can delay, limit or deny approval or clearance of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA, EMA, MHRA or other regulatory authorities or notified body that our products are safe or effective for their intended uses;

•	the disagreement of FDA, EMA, MHRA or other regulatory authorities with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support approval or clearance, where required;

•	our inability to demonstrate that the clinical and other benefits of the medical device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

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the potential for approval policies or regulations of the FDA, EMA, MHRA or other regulatory authorities to change significantly in a manner rendering our clinical data or regulatory filings insufficient for approval or clearance.

In order to sell our products in member countries of the European Economic Area (EEA), our products must comply with the essential requirements of the European Union Medical Devices Directive (Council Directive 93/42/EEC) (MDD).

Compliance with these requirements is a prerequisite to be able to affix the Conformité Européenne (CE) mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue a European Commission Declaration of Conformity based on a self-assessment of the conformity of its products with the general safety and performance requirements of the MDD, a conformity assessment procedure requires the intervention by an accredited body designated by individual member states to conduct conformity assessments (Notified Body).

Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our products.

The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. If we fail to remain in compliance with applicable European Union laws and directives, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EEA. Our LiverMultiScan and MRCP+ medical devices are CE marked.

Following the United Kingdom’s withdrawal from the European Union on December 31, 2020, regulation of medical devices in the United Kingdom has changed. For medical devices, the European Union CE mark remains applicable in Northern Ireland and will continue to be recognized in the rest of the United Kingdom (i.e. Great Britain) until June 30, 2023. Any devices placed on the market in Great Britain must be registered with the MHRA, although there is a grace period for registering those devices until between May 1, 2021 and January 1, 2022, depending on the class of device. The United Kingdom has also adopted a new UK Conformity Assessment (UKCA) mark, which may be used in Great Britain on a voluntary basis until June 30, 2023 and will be mandatory thereafter. The requirements for the UKCA are based on the European Union’s CE marking requirements in the MDD.

The FDA, EMA, MHRA or other regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by any such agency, which may include any of the following sanctions:

•	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

•	refunds of our products;

•	operating restrictions, including partial suspension or total shutdown of our operations;

•	denial of our requests for premarket approval or regulatory clearance of new products, new intended uses or modifications to existing products;

•	withdrawal of premarket approvals or regulatory clearance that have already been granted; or

•	criminal prosecution.

If any of these events were to occur, it will have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

If we do not obtain and maintain international regulatory registrations, approvals or clearances for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we may not receive regulatory approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA approval, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance by the FDA does not ensure registration, clearance or approval by regulatory authorities in other countries, and registration, clearance or approval by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Our inability or failure, or the inability or failure of third parties on which we rely, to comply with varying foreign regulations or the imposition of new regulations could restrict or, in certain countries, result in the prohibition of the sale of our products, and thereby adversely affect our business, results of operations, financial condition, cash flows and prospects.

Our “research use only” products that we market to the pharmaceutical industry for clinical trials may subject to more onerous regulation by the FDA, EMA, MHRA or other regulatory authorities in the future, which could increase our costs and delay our commercialization efforts.

Our “research use only” (RUO) products, consisting of research versions of our products which we offer to pharmaceutical company customers for pharmaceutical development purposes, could become subject to more onerous regulation by the FDA, EMA, MHRA or other regulatory authorities in the future. In the event that the FDA requires marketing authorization of our RUO products in the future, there can be no assurance that the FDA will ultimately grant any approval or clearance requested by us in a timely manner, or at all, which would impact our ability to deliver our products and could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

There is no guarantee that the FDA will grant 510(k) clearance or de novo authorization or pre-market approval of our future products and failure to obtain the necessary clearances, authorizations or approvals for our future products would adversely affect our ability to grow our business.

Before we label and market our products for use as medical devices in the United States, we are required to obtain an appropriate regulatory clearance or approval from the FDA, with similar pathways in non-U.S. jurisdictions in which we market our products. We have received six 510(k) clearances thus far across three of our products. Changes to the regulations, or the expectations of the FDA, EMA, MHRA or other regulatory authorities, may adversely harm our ability to introduce new products or continue to market our existing products.

In the 510(k) clearance process, the FDA determines whether our proposed product is “substantially equivalent” to a device legally on the market, known as a “predicate” device, by having the same intended use, and either (a) having the same technological characteristics as the predicate device or (b) having different technological characteristics and not raising different questions of safety or effectiveness than the predicate device, and submitting information demonstrating that the device is as safe and effective as the predicate device. The FDA’s 510(k) clearance process usually takes from three to 12 months from submission, but may last longer. The de novo pathway and pre-market approval process typically takes substantially longer, both taking usually at least 18 months.

As a company, we have never completed de novo or pre-market approval pathways for a medical device and we may be unable to successfully do so in a timely manner, if at all, for any of our products. The FDA may not grant a de novo or pre-market approval for new claims that we wish to make for LiverMultiScan in a future product version.

We expect to use the de novo pathway for a de novo classification of LiverMultiScan in order to allow stronger, disease-specific marketing claims for a new version of this product. To date, we have never applied for, nor received de novo clearance for a device. If we are unable to gain de novo pathway clearance for LiverMultiScan, then our ability to market and drive adoption of this product will be more limited, reducing our ability to gain significant revenues from the device, hurting our business, results of operations, financial condition, cash flows and prospects.

In addition, the FDA, EMA, MHRA or other regulatory authorities’ policies on medical device regulation may change or become more burdensome. Additional government regulations may be enacted that could prevent, limit or delay regulatory approval or clearance of our products. For example, one arm of the Cures Act of December 2016 established the Breakthrough Devices program which we intend to leverage. However, other changes in the Cures Act have not fully been implemented and thus are unknown how they will affect our business. Changes in existing requirements or the adoption of new requirements may hurt or overburden our business and could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Our current products, and any future product we introduce to the clinical market, will be subject to continuous regulatory oversight by the FDA, EMA, MHRA or other regulatory authorities in those territories.

Medical devices are subject to extensive regulation by the FDA in the United States and by similar regulatory agencies or frameworks in other countries where we do business. If we are considered to be in violation of any of these regulations, regulators may impose sanctions and sales of our products may suffer, and we may be subject to product liability or regulatory enforcement actions, any of which could harm our business.

The FDA and the Federal Trade Commission (FTC) in the United States, the EMA in Europe and the MHRA in the United Kingdom, and similar regulatory agencies in other countries, have broad enforcement powers to regulate the advertising and promotion of medical devices to ensure that the claims made are consistent with the applicable marketing authorizations, that there are adequate and reasonable data to substantiate the claims and that the promotional labelling and advertising is neither false nor misleading in any respect. If the FDA, the FTC or similar regulatory agencies in other countries determine that any of our advertising or promotional claims are false, misleading, not substantiated or not permissible, we may be subject to enforcement actions, including Warning Letters, and we may be required to revise our promotional claims and make other corrections or restitutions. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, the FTC or similar regulatory agencies in other countries, which may include adverse publicity, warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties, refusing 510(k) clearances, withdrawals of existing 510(k) clearances and criminal prosecution.

Any of these sanctions could also result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations, financial condition, cash flows and prospects.

Our products may contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, EMA, MHRA or other regulatory authorities, we may be subject to sanctions that could negatively affect our business, results of operations, financial condition, cash flows and prospects.

We are required to file various reports with the FDA, EMA, MHRA or other regulatory authorities, including reports required by the MDD that require that we report to the regulatory authorities if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which will negatively affect our business, results of operations, financial condition, cash flows and prospects.

If we initiate a correction or removal for our products to reduce a risk to health posed by it, we would be required to submit a publicly available correction and removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our products. Furthermore, the submission of these reports could be used by competitors against us and cause healthcare providers to delay or cancel prescriptions, which will harm our reputation.

If we assess a potential quality issue or complaint as not requiring either field action or notification, respectively, regulators may review documentation of that decision during a subsequent audit. If regulators disagree with our decision, or take issue with either our investigation process or the resulting documentation, regulatory agencies may impose sanctions and we may be subject to regulatory enforcement actions, including warning letters, all of which will negatively affect our business, results of operations, financial condition, cash flows and prospects.

If our products do not meet the expectations of patients and our customers, our operating results, reputation and business could suffer.

Our success depends on the market’s confidence that we can provide reliable, high-quality precision diagnostic and monitoring products that will improve clinical outcomes, lower healthcare costs and enable better pharmaceutical development. We believe that patients, healthcare providers and pharmaceutical companies are likely to be particularly sensitive to product defects and errors in the use of our products, including if our products fail to detect or misdiagnose disease or if we fail to provide or inaccurately include certain information in our reports, and there can be no guarantee that our products will meet their expectations. As a result, the failure of our products to perform as expected could significantly impair our operating results and our reputation. We may be subject to legal claims arising from any defects or errors in our products, which will negatively affect our business, results of operations, financial condition, cash flows and prospects.

Despite extensive testing prior to the release and throughout the lifecycle of a product, our products or the Perspectum Portal through which we deliver them sometimes contain coding or other errors that can impact their function, performance and security, and result in other negative consequences. The detection and correction of any errors can be time-consuming and costly. Errors in our products and could affect their ability to properly function or operate with other software, hardware, cloud-based storage or products, delay the development or release of new products or new versions of products, create security vulnerabilities in our products, and adversely affect market acceptance of our products. If we experience errors or delays in releasing our products or new versions thereof, our sales could be affected, and revenues could decline, which could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

If we or our suppliers fail to comply with the FDA’s quality system regulation (QSR) or the European Union Medical Devices Regulation (MDR), our operations could be delayed or shut down and our revenues could suffer due to these delays and shut downs.

Our design processes and those of our third-party suppliers are required to comply with the QSR and the MDD, both of which cover procedures and documentation of the design, testing, production, control and quality assurance of our products. In May 2017, the European Union adopted a new MDR (EU) 2017/745, which will repeal and replace the MDD with effect from May 26, 2021. The MDR does not set out a radically new system, but envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations as regards clinical data for devices and pre-market regulatory review of high-risk devices. Under transitional provisions, medical devices with Notified Body certificates issued under the MDD prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EEA. We are also subject to similar state requirements and licenses, and to ongoing. International Organization for Standardization (ISO) compliance in all operations, including design, manufacturing and service, to maintain our CE marks. In addition, we must engage in extensive record keeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities, European Union Notified Bodies and comparable agencies in other countries. If we fail a regulatory inspection, our operations, including our ability to deliver our products, could be disrupted. Failure to take adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our operations, significant fines, suspension of marketing clearances and approvals, operating restrictions and criminal prosecutions, any of which would negatively affect our business, results of operations, financial condition, cash flows and prospects.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Even though we have obtained FDA 510(k) clearance for LiverMultiScan, Hepatica and MRCP+, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, registration and listing of devices. For example, we must submit periodic reports to the FDA. These reports include safety and effectiveness information about the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

In January 2021, our CoverScan MD product was granted Exceptional Use Authorization (EUA) for special use by the MHRA for the assessment of Long-COVID in the United Kingdom until the earlier of (i) July 14, 2021 or (ii) the date when our CoverScan MD product is CE marked, if at all. The EUA for special use of CoverScan MD is limited to diagnosis and monitoring of Long-COVID within the United Kingdom and is subject to several conditions, including requirements that we remain the only authorized users of the product, that we maintain our status as fully registered with the MHRA’s Commission, that we submit adverse event reporting to MHRA and that CoverScan MD must be removed from clinical use at the end of the period described above.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory approval, authorization or clearance to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, EMA, MHRA or other regulatory authorities, which will negatively affect business, results of operations, financial condition, cash flows and prospects.

We may be subject to regulatory or enforcement actions if we engage in improper marketing or promotion of our products.

Our educational and promotional activities and training methods must comply with FDA and other applicable laws, including the prohibition of the promotion of a medical device for a use that has not been cleared, authorized or approved by the FDA. Use of a device outside of its cleared, authorized or approved indications is known as “off-label” use. Healthcare providers may use our products off-label in their professional medical judgment, as the FDA does not restrict or regulate a ’healthcare provider’s choice of diagnostic or treatment within the practice of medicine. However, if the FDA determines that our educational, promotional and marketing activities or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of warning letters, untitled letters, fines, penalties, injunctions, or seizures, which could have an adverse impact on our reputation and financial results. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our educational and promotional activities or training methods to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the product could be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA, EMA, MHRA or other regulatory authority could disagree and conclude that we have engaged in off-label promotion. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities constitute promotion of an off-label use. For example, the federal government could pursue claims under the federal civil False Claims Act (FCA), which could result in, among other things, significant penalties, including civil or administrative penalties, damages, exclusion from participation in federal health care programs, additional reporting requirements and oversight if we become subject to a Corporate Integrity Agreement or similar agreement to resolve allegations of non-compliance, and the curtailment or restructuring of our operations. Labeling regulations and the FDA prohibit marketing of medical devices such as our products for the diagnosis and monitoring of indications other than those for which regulatory clearance, authorization or approval has been obtained. The promotion of investigational products, or the promotion of “off-label” uses of cleared, authorized or approved products is prohibited. For example, our LiverMultiScan product has received regulatory clearance for use in diagnosis and monitoring of liver disease and our CoverScan MD product has been granted EUA by the MHRA for the assessment of Long-COVID in the United Kingdom. While we believe LiverMultiScan and CoverScan MD have applications for the diagnosis and monitoring of type 2 diabetes, neither product is cleared or approved for that purpose and any attempt to market LiverMultiScan or CoverScan MD for such purpose, or any other purpose apart from the cleared purpose of our products, would be considered promotion of off-label uses. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

Risks Related to Our Reliance on Third Parties

If we cannot maintain our current relationships with customers, fail to sustain recurring sources of revenues with our existing customers, or if we fail to enter into new relationships, our future operating results will be adversely affected. We currently depend on a limited number of customers for a high percentage of our revenues and the majority of our customers’ contracts can be terminated, delayed or reduced in scope upon short notice or no notice.

We provide services to pharmaceutical, biotechnology and medical device companies, government organizations and research institutions, as well as other industry participants that sponsor clinical trials, and our revenues are dependent upon expenditures by these customers. Accordingly, our business could be materially adversely affected by mergers, consolidations, business failures, distress in the financial markets or other factors resulting in a decrease in the number of potential customers or therapeutic products being developed through the drug development process. In the last few years, pharmaceutical consolidation has been accelerating. In addition, there are currently over 50 companies in various stages of developing new therapeutics for NASH and the vast majority of our customer relationships relate to NASH trials. If and when new NASH therapeutics start to become approved and marketed in the United States and other jurisdictions, there is an increased probability that some of the NASH trials for candidates which are further from approval may be cancelled in the medium- to long-term. If the number of our potential customers were to decline in the future, they might be able to negotiate price discounts or other terms for services that are less favorable to us than they have historically, or we may lose business from a customer that is acquired all together. For example, our top 10 customers accounted for approximately 87% of our total revenues for each of the years ended December 31, 2020 and 2019. For the year ended December 31, 2020, one single customer accounted for approximately 24% of our total revenues and two customers accounted for approximately 10% each of our total revenues. For the year ended December 31, 2019, one single customer accounted for approximately 24% of our total revenues, one customer accounted for approximately 15% of our total revenues and one customer accounted for approximately 11% of our total revenues. No other customers accounted for 10% or more of our total revenues for these periods. The revenue attributable to our top customers has fluctuated in the past and may fluctuate in the future. The loss of business from a significant customer could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Our future success depends in part on our ability to maintain these relationships and to establish new relationships for new classes of therapeutics addressing diseases other than NASH. Many factors have the potential to impact such collaborations, including the type of scan service required, our ability to deliver it, our customers’ satisfaction with our products and other factors that may be beyond our control. Furthermore, our pharmaceutical customers may decide to decrease or discontinue their use of LiverMultiScan, MRCP+, Hepatica and CoverScan MD due to changes in research and product development plans, failures in their clinical trials, financial constraints, or utilization of internal scanning resources or scans performed by other parties, or other circumstances outside of our control. In addition to reducing our revenues, the loss of one or more of these relationships may reduce our exposure to research and clinical trials that facilitate the collection and incorporation of new information into our platform and our ability to extend these insights into clinical practice.

At times, we conduct multiple clinical studies for different customers in a single therapeutic area involving drugs with similar effects or to treat the same specific condition. As a result, our business could be adversely affected if some or all of the clinical studies are canceled due to newly discovered scientific information or regulatory decisions that affect the drugs within a particular class or for the treatment of a specific condition, or if a superior therapeutic is approved.

Most of our contracts may be terminated by the customer upon 30 to 90 days’ notice, including our contracts with pharmaceutical companies. Customers terminate, delay or reduce the scope of their contracts for a variety of reasons, including:

•	lack of available funding or financing;

•	mergers or acquisitions involving the customer;

•	a change in customer priorities;

•	customers’ products being tested fail to satisfy safety requirements or efficacy criteria;

•	customers’ products have undesirable preclinical or clinical results;

•	the customer decides to forgo a particular study;

•	inability to enroll enough patients in a timely manner for a particular study;

•	inability to recruit enough investigators for a particular study;

•	the customer decides to shift business to a competitor or to use internal resources;

•	manufacturing problems that cause shortages of the study drug; product launches by competitors and the perceived time to approval for the drug being studied;

•	actions by regulatory authorities; and

•	performance failures.

The delay, loss or reduction in scope of a large contract or multiple smaller contracts could result in under-utilization of our personnel, a decline in revenues and profitability and adjustments to our backlog, any or all of which could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects. Further, we believe the risk of termination or delay of multiple contracts may be higher where we have strategic partnership arrangements with pharmaceutical companies and a large backlog of work for those companies.

Our business, results of operations, financial condition, cash flows and prospects may be harmed if our pharmaceutical development customers discontinue or spend less on research, development and production and other scientific endeavors.

Our customers include pharmaceutical, biotechnology and medical device companies, government organizations and research institutions. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Our customers determine their research and development budgets based on several factors, including the need to develop new products, continued availability of governmental and other funding, competition and the general availability of resources. If research and development budgets are reduced, the impact could adversely affect our business, results of operations, financial condition, cash flows and prospects.

We are dependent on third parties for the collection of multiparametric MRI scans and other biomarkers in order to effectively and accurately deliver our products.

We rely on the healthcare providers and radiologists of our customers, to collect multiparametric MRI scans and other biomarker information for our products. These providers of imaging information will not be our employees and, except for remedies that may be available to us under our agreements with those third parties, we cannot control whether or not they devote sufficient time, skill and resources to collect MRI scans and other imaging information. If these providers fail to adequately and properly obtain and collect viable imaging information from patients and to properly and accurately deliver the biomarker information to us, our customers may experience inaccurate or delayed reports, which could lead to dissatisfaction with our products, therefore harming our reputation and adversely affecting our business, results of operations, financial condition, cash flows and prospects.

Our operations depend on systems, hardware, networks and standards that we do not control. Changes in our products or to those systems, hardware, networks or standards may negatively impact the market acceptance of our products and harm our business, results of operations, financial condition, cash flows and prospects.

Our products are delivered through a globally installed base of MRI scanners, which is primarily manufactured, installed and maintained by GE Healthcare (GE), Philips Healthcare and Siemens Healthineers AG (Siemens). Because our products are delivered primarily on an installed base of MRI scanners, our products must remain interoperable with the dominant medical imaging operating systems, related hardware, equipment networks and operating standards, including those produced by GE and Siemens. We have no control over these operating systems, hardware, networks or standards and any changes to these systems, hardware, networks or standards that degrade the functionality of our products, or give preferential treatment to competitive products, could seriously harm the usage of our SaaS platform products. We plan to continue to introduce new products regularly and have experienced that it takes time to optimize such products to function with these medical imaging operating systems, hardware, networks and standards, and this trend may impact the market acceptance of our new or existing products. In addition, while a majority of the installed base of MRI scanners are compatible with our software, there are a substantial number of imaging units that are not compatible with our products. Moreover, a large number of the MRI scanners in the United States are owned by a small group of companies, and adoption of our products by medical imaging companies may be slow as a result of this concentration of ownership. In addition, many of the medical imaging companies in the United States are owned by private equity firms, which will be slow to accept and invest in our products until they prove to be reliable and cost-effective.

Because we rely on an existing global installed base of MRI scanners, we do not control the manufacture of the hardware, including whether such hardware will meet quality control requirements, nor the ability of hardware manufacturers and operators to comply with applicable legal and regulatory requirements. In many cases, the manufacturers and operators of MRI scanners are not contractually required to provide hardware to the quality or performance standards that we require. If the hardware through which our SaaS platform products are facilitated does not meet our quality control or performance standards, we may not be able to use the images gathered by the hardware, or if we use them not knowing that they are of inadequate quality, which occasionally occurs with respect to certain hardware, our products may not work properly or at all, or may provide erroneous results, and we may be subject to significant delays caused by interruption in the delivery of our products or subject to lost revenues from such interruption or from inaccurate reports. Failure to maintain access to an installed base of MRI scanners that meets our quality control requirements, or changes to the hardware’s operating systems, networks or standards, could result in the loss of access to important information upon which our products are based and impact the performance of our products or affect our ability to deliver our products in a timely manner or at all, which could impair, delay or suspend our commercialization activities. In the event that we are required to adapt our products to a new operating system, hardware, network or standard, doing so could be time-consuming and expensive, may result in interruptions in our ability to deliver our products to the market and could affect the performance of our products. Any of these occurrences could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

We rely upon third-party data centers, such as AWS, and providers of cloud-based infrastructure to host and operate our software products. Any disruption in the operations of these third-party providers and facilities, limitations on capacity or interference with our use could adversely affect our business, results of operations, financial condition, cash flows and prospects.

We outsource substantially all of the infrastructure relating to our hosted software products to third-party hosting services, including the infrastructure related to our SaaS platform products and our Perspectum Portal, which is dependent upon AWS. Customers of our hosted software products need to be able to access our software platform at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime. Our hosted software products depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. We currently host our platform and deliver our products using a mix of third-party data centers and software providers, primarily AWS, Atlassian Corporation Plc (Atlassian), Ambra Health (Ambra), Circle Cardiovascular Imaging Inc. (Circle Imaging) and Microsoft Corporation (Microsoft).

Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. While we do not consider them to have been material, we have experienced, and expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, results of operations, financial condition, cash flows and prospects.

The following factors, many of which are beyond our control, can affect the delivery, availability and the performance of our products as delivered through our Perspectum Portal:

•	the development and maintenance of the infrastructure of the internet;

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the performance and availability of third-party providers of cloud infrastructure services, such as AWS, with the necessary speed, data capacity and security for providing reliable internet access and services;

•

decisions by the owners and operators of the data centers where our cloud infrastructure is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy or prioritize the traffic of other parties;

•	physical or electronic break-ins, acts of war or terrorism, human error or interference (including by disgruntled employees, former employees or contractors) and other catastrophic events;

•	cyberattacks, including denial of service attacks, targeted at us, our data centers, or the infrastructure of the internet;

•	failure by us to maintain and update our cloud infrastructure to meet our data capacity requirements;

•	errors, defects or performance problems in our software, including third-party software incorporated in our software;

•	improper deployment or configuration of our products;

•	the failure of our redundancy systems, in the event of a service disruption, to provide failover to other data centers in our data center network; and

•	the failure of our disaster recovery and business continuity arrangements.

The adverse effects of any service interruptions on our reputation, results of operations and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers have a low tolerance for interruptions of any duration. Interruptions or failures in delivery of our products could result in delays or workflow difficulties for our customers during such periods of interruption or failure and could lead to dissatisfaction. Additionally, interruptions or failures in our service could cause customers to terminate their contracts with us and harm our ability to attract new customers. Our business would also be harmed if our customers believe that a cloud-based product is unreliable. While we do not consider them to have been material, we have experienced, and may in the future experience, service interruptions and other performance problems due to a variety of factors. The occurrence of any of these factors, or our inability to rapidly and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively affect our relationship with our customers or otherwise harm our business, results of operations, financial condition, cash flows and prospects.

In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks and other similar events beyond our control could negatively affect our cloud-based products.

Work-from-home and other measures introduced to mitigate the spread of the COVID-19 pandemic have impacted our third-party vendors by increasing operational challenges and risks, including vulnerabilities to cybersecurity and information technology infrastructure threats. A prolonged service disruption affecting our cloud-based products for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our hosted software products for deployment on a different cloud infrastructure service provider, which could adversely affect our business, results of operations, financial condition, cash flows and prospects.

We will rely on our distributors to market and sell our products in certain international markets.

We are establishing a direct sales capability in the United States, which we have complemented with a distributor relationship in Japan. We intend to continue to grow our business internationally and to do so we must attract additional distributors and retain existing distributors to maximize the commercial opportunity for our products. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution partners or that we will be able to enter into such arrangements on favorable terms. Our success outside of the United States depends largely upon marketing arrangements with distributors, in particular their sales expertise and their relationships with specialist healthcare providers and affiliated hospitals in their geographic areas. Distributors may terminate their relationship with us, sell competitive products or devote insufficient sales efforts or other resources to our products. We do not control our distributors, and they may not be successful in implementing our marketing plans. In addition, we expect to use distributors, including our distributor in Japan, Clairvo, to initially obtain and maintain foreign regulatory approval for the sale of our products in their respective countries, and their efforts in obtaining and maintaining regulatory approval may not be as robust as we desire or expect. Our failure to maintain our existing relationships with our distributors, or our failure to recruit and retain additional skilled distributors in existing or new international markets, could have an adverse effect on our operations. If current or future distributors do not perform adequately, or if we lose a significant distributor, we may not be able to maintain existing levels of international revenues or realize expected long-term international revenue growth. We may also experience turnover with our distributors, which may adversely affect sales in the countries in which those distributors operate.

We rely on third parties to fulfill certain regulatory functions in obtaining or maintaining the applicable clearance, authorization or approval for our products that are required by the FDA, EMA, MHRA or other regulatory authorities, and those third parties may not perform satisfactorily.

We do not have the ability to independently obtain or maintain the regulatory clearances, authorizations and approvals required to market our products without certain third parties that fulfill regulatory functions on our behalf. Accordingly, we rely on third parties, such as authorized representatives and agents in the geographies where we market our products, to fulfill certain regulatory functions for us. Our reliance on these third parties for regulatory activities reduces our control over these activities. If these third parties do not successfully carry out their contractual duties or regulatory obligations or fail or file for bankruptcy, or if the third parties need to be replaced or if the quality or accuracy of the regulatory functions they provide is compromised, we may not be able to obtain or maintain regulatory clearance, authorization or approval. The inability to obtain or maintain regulatory clearance, authorization or approval for our products could adversely affect our business, results of operations, financial condition, cash flows and prospects.

Risks Related to Our Intellectual Property and Technology

Our patent portfolio covering our products could be found to be invalid or unenforceable if challenged.

In the healthcare technology domain, our ability to obtain and maintain intellectual property protection is fundamental to our success. We apply for patents covering our products and technologies as we deem appropriate.

The issuance of a patent does not define its enforceability or validity. If one or more of our patents is challenged, it could remove the enforceability or validity of such patents, which could harm our business. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

Obtaining and enforcing healthcare technology patents is costly, time consuming and complex.

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We may fail to apply for patents on important products, services and technologies, fail to apply in a timely fashion, or we may fail to apply for patents in potentially important relevant jurisdictions.

•	We may not be able to file, license, enforce and/or prosecute all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner.

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We hold several patents, exclusively license patents and non-exclusively license patents, each of which has a limited lifespan and may expire, or our licenses to such patents may expire. Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

•	We may fail to identify patentable aspects of our research and development in time to obtain patent protection.

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It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation.

•	It is possible that others will independently develop similar technology, duplicate our services or design around our current or future patented technologies.

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Our patents, including those licensed to us, may be challenged and we or our current or future licensors may not be successful in defending any such challenges made against such patents or patent applications. Any successful third-party challenge to such patents could result in the unenforceability or invalidity of such patents and increased competition to our business.

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We may not have the right to control the preparation, filing and prosecution of licensed patent applications, or to maintain the rights to patents licensed from third parties, resulting in patents and applications that are not prosecuted and enforced in a manner consistent with the best interests of our business.

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We may have to challenge the patents or patent applications of third parties and the outcome of this litigation can be uncertain. Even if successful, this litigation may take substantial time, resource and cost, detracting from efforts in the rest of the business.

•	We have previously had to challenge third party infringement of certain of our patents.

We may not be aware of all third-party intellectual property rights potentially relating to our products. Publications in the scientific literature often lag behind the actual discoveries and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. Therefore, we might not be aware that we have not been the first to make the inventions covered by each of our pending patent applications or the first to file patent applications for these inventions. To determine the priority of these inventions, we have and may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the U.S. Patent and Trademark Office (USPTO) that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.

Some territories may not offer the same level of IP protection as is available in the United States. We may not be able to protect our intellectual property rights throughout the world.

Intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from using our technologies in jurisdictions where we have not obtained patent protection to develop their own products and they may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions in which we compete or market our products may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. New products, methods and technologies we develop may no longer be patentable due to changes in patent laws.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (America Invents Act), enacted in September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our products or (ii) invent any of the inventions claimed in our or our licensors’ patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

We may become subject to claims alleging infringement of third parties’ patents or proprietary rights and/or claims seeking to invalidate our patents, which would be costly, time-consuming and, if successfully asserted against us, delay or prevent the development and commercialization of our products, including LiverMultiScan and our other current and future products and could interfere with our ability to sell and market our products.

We may be subject to claims by third parties asserting that we, our employees or our licensors have infringed, misappropriated or otherwise violated their intellectual property, including trade secrets, or claiming ownership of what we regard as our own intellectual property.

Many of our employees and our licensors’ employees were previously employed at other pharmaceutical or biotechnology companies. Although we and our licensors try to ensure that our employees and our licensors’ employees do not use the proprietary information or know-how of others in their work for us, including by contract, we or our licensors may be subject to claims that these employees, our licensors or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property. Our and their assignment agreements may not be self-executing or may be breached and we may not have an adequate remedy for such breach. Further, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Our former employees or consultants and any other partners or collaborators who have access to our proprietary know-how, information or technology, may assert an ownership right in our patents, patent applications or other intellectual property. We cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge. If we or our licensors fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we and our licensors are successful in prosecuting or defending against such claims, litigation could result in substantial costs.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and non-U.S. patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include components that we purchase from vendors and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell or export our products or to use our technologies or product names. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as patent trolls, have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or invitations to license, or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs. Vendors from whom we purchase components may not indemnify us in the event that such components are accused of infringing a third-party’s patent or trademark or of misappropriating a third-party’s trade secret.

Competitors may also contest our patents, if issued, by showing the patent examiner that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents. Because we have not conducted a formal freedom to operate analysis for patents related to our products, we may not be aware of issued patents that a third party might assert are infringed by one of our current products or future products, which could materially impair our ability to commercialize our products. Even if we diligently search third-party patents for potential infringement by our products, we may not successfully find patents that our products may infringe. If we are unable to secure and maintain freedom to operate, others could preclude us from commercializing our products.

Similarly, interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, inter parties review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or providing our products or using product names, which would have a significant adverse impact on our business, results of operations, financial condition, cash flows and prospects.

Any lawsuits relating to intellectual property rights, even those without merit and even those where we prevail, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Any potential intellectual property litigation that results in the invalidation of our proprietary rights could force us to do one or more of the following:

•	stop making, selling or using products that allegedly infringe the asserted intellectual property;

•	lose the opportunity to license our intellectual property to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing (which may be increased up to three times of awarded damages);

•	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

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redesign and/or rebrand those products that contain the allegedly infringing intellectual property, which could be time consuming, costly, disruptive, infeasible, difficult to commercialize and may involve delays; and

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attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement.

We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We may be involved in lawsuits to protect or enforce our patents and proprietary rights.

Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time-consuming and unsuccessful. Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive, time-consuming and disruptive to business operations. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. There can be no assurance that we will prevail in any suit initiated against us by third parties, successfully settle or otherwise resolve patent infringement claims. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent or other intellectual property infringement proceeding, a court may decide that a patent or other intellectual property of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims or other intellectual property narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents or other intellectual property do not cover the technology in question. Furthermore, even if our patents or other intellectual property are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation proceeding could put one or more of our patents or other intellectual property at risk of being invalidated or interpreted narrowly, which could adversely affect our business, results of operations, financial condition, cash flows and prospects.

Certain of our in-licensed patents are, and our future owned and in-licensed patents may be, subject to a reservation of rights by one or more third parties, including government march-in rights, that may limit our ability to exclude third parties from commercializing products similar or identical to ours.

In addition, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the U.S. government has certain rights, including march-in rights, to certain in-licensed patent rights and technology. When new technologies are developed with government funding, in order to secure ownership of such patent rights, the recipient of such funding is required to comply with certain government regulations, including timely disclosing the inventions claimed in such patent rights to the U.S. government and timely electing title to such inventions. Additionally, the U.S. government generally obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention or to have others use the invention on its behalf. If the government decides to exercise these rights, it is not required to engage the licensors as its contractors in connection with doing so. These rights may permit the U.S. government to disclose confidential information in connection with the license to third parties and to exercise march-in rights to use or allow third parties to use the licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because the licensors fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to deliver products embodying such inventions in the United States. Any exercise by the government of any of the foregoing rights could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

If we are unable to protect the confidentiality of our proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets, know-how and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets, know-how or proprietary information, technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

We also license rights to use certain proprietary information and technology from third parties. The use of such proprietary information and technology is therefore subject to the obligations of the applicable license agreement between us and the owner. The owner of any such proprietary information or technology also might not enforce or otherwise protect its rights in the proprietary information or technology with the same vigilance that we would, which would allow competitors to use such proprietary information and technology without having to adhere to a license agreement with the owner.

To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to obtain, maintain, protect, defend and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.

Further, it is possible that others will independently develop the same or similar technology or product or otherwise obtain access to our unpatented technology, and in such cases, we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

We heavily depend on intellectual property licensed from third parties and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent on patents, know-how and proprietary technology licensed from others. If we fail to comply with our obligations under such licenses, or if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or products.

Certain provisions in our intellectual property agreements with third parties may also be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology, or affect financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects. In spite of our efforts, our current and future licensors might also conclude that we have breached our obligations under our license agreements and might therefore seek to terminate such license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. As a result, any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our products and our financial results.

In addition, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of products we may develop. Moreover, we may be required to expend significant time and resources to redesign our technology, products, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or products. Even if we are able to obtain such additional licenses, they may be non-exclusive thereby giving our competitors and other third parties access to the same technology licensed to us. Any of the foregoing could have an adverse impact on our business and financial results.

We may need to license additional intellectual property from third parties and such licenses may not be available or may not be available on commercially reasonable terms.

Additional third parties, apart from our current licensors, may hold intellectual property, including patent rights, that is important or necessary to the development of our products. It may be necessary for us to use the patented or proprietary technology of these third parties to commercialize our products, in which case we would be required to obtain a license from these third parties on commercially reasonable terms. Such a license may not be available, or it may not be available on commercially reasonable terms, in which case our business would be harmed. In some cases, we may not have control over the prosecution, maintenance or enforcement of the patents that we license and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and our licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.

Some of our proprietary software uses “open source” software and any failure to comply with the terms of one or more of these open source licenses could negatively affect our ability to protect the confidentiality of our source code or otherwise harm our operations.

Some of our core applications utilize external software licensed by authors or other third parties under so-called “open source” licenses, including, for example, the GNU General Public License 3.0, the BSD License and the Apache License. If we use such open source software in certain manners, some of those licenses may require, as a condition of the license, that we release the source code for our applications, or modifications or derivative works we create based upon, incorporating, or using the open source software.

From time to time, companies that incorporate open source software into their products or services have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Additionally, the terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide the open source software subject to those licenses. Accordingly, we could be subject to suits and liability for copyright infringement claims and breach of contract by parties claiming ownership of, or demanding release of, what we believe to be open source software or noncompliance with open source licensing terms. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur, or could be claimed to have occurred, and we may be required to release our proprietary source code, pay damages for breach of contract, purchase a costly license, re-engineer our applications, discontinue use in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which may harm our business, results of operations, financial condition, cash flows and prospects.

Our success will depend on our, and any of our current and future licensors’, ability to obtain, maintain, expand, enforce and defend our intellectual property rights.

We rely, in part, on our ability to obtain, maintain, expand, enforce and defend the scope of our intellectual property portfolio or other proprietary rights. In order to remain competitive, we must develop, maintain and protect the proprietary aspects of our brands, technologies and data. We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, trade secret and other intellectual property laws to protect the proprietary aspects of our brands, technologies and data. These legal measures afford only limited protection and may not fully protect our intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining and maintaining other intellectual property rights by us and our current and future licensors. If we, and our current and future licensors, are unable to obtain and maintain sufficient intellectual property protection for our technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be impaired.

In addition, our trade secrets, data and know-how could be subject to unauthorized use, misappropriation, or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, clients and other vendors who have access to such information, and could otherwise become known or be independently discovered by third parties. Our intellectual property, including trademarks, could be challenged, invalidated, infringed, or circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Failure to obtain and maintain intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our trademarks, data, technology and other intellectual property and services, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated.

The process of applying for and obtaining a patent is expensive, time-consuming and complex, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights. We may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our technology.

The degree of future protection for our proprietary rights is uncertain and we cannot ensure that:

•	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

•	any of our pending patent applications will issue as patents;

•	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

•	we were the first to make the inventions covered by each of our patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not develop similar or alternative technologies that do not infringe our patents;

•	any of our patents will be found to ultimately be valid and enforceable;

•	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	the laws of other countries will protect our proprietary rights to the same extent as the laws of the United States;

•	we will develop additional proprietary technologies or products that are separately patentable; or

•	our commercial activities or products will not infringe upon the patents of others.

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. Issued patents may be challenged, narrowed, invalidated or circumvented. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Obtaining and maintaining our patent protection also depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies and our patent protection could be reduced or eliminated for non-compliance with these requirements. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. The risks described here and elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we in-license and any failure by us or our current or future licensors to obtain, maintain, enforce and defend these rights could harm our business, results of operations, financial condition, cash flows and prospects.

Our business depends on the efficient and uninterrupted operation of our product systems and technology and failures in, breaches or disruptions of, or unauthorized access to or use of these product systems and technology may materially limit our operations, compromise sensitive information related to our business, including personal data, prevent us from accessing critical information, expose us to liability and result in significant harm to our business.

Our success depends on the security and efficient and uninterrupted operation of our product systems and technology. As our business continues to expand, we will be increasingly exposed to the risks inherent in the development, deployment, operation, use and reliance on these product systems and technology, including security breaches of, cyber-attacks on, and other failures or malfunctions in our critical application systems, software, or their associated hardware, and potential excessive costs, delays or other deficiencies in product systems and technology development and deployment.

The occurrence of these risks could impede the processing of data, the delivery of services to our customers and the day-to-day management and operation of our business and could result in the corruption, loss, disclosure or unauthorized access to proprietary, confidential or other data or information, including personal data, which in turn could result in diminished internal and external reporting capabilities, impaired ability to process transactions, harm to our control environment, diminished employee productivity and unanticipated increases in costs. Failures or significant downtime of our product systems and technology could prevent us from servicing our customers, preparing and providing reports and data to healthcare providers, handling patient or physician inquiries and conducting research, development and deployment activities.

We have been, and expect we will continue to be, subject to attempts to gain unauthorized access to or through our product systems and technology. For example, biomedical devices, systems and technology have been subject to an increase in cyber-attacks which are constantly evolving in nature. The techniques used to obtain unauthorized access to such devices, systems and technology affect service reliability, threaten the confidentiality, integrity, and availability of information, sabotage systems and may delay our development and deployment activities. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats to our product systems and technology. Certain measures that could increase the security of our devices, systems and technology, such improvements to data encryption (including data at rest encryption), heightened monitoring and logging, additional scanning for source code errors or improved deployment of multi-factor authentication, take significant time and resources to deploy broadly, and may not be deployed in a timely manner or be effective against an attack. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. Given the unpredictability of the timing, nature and scope of product system and technology disruptions, and given that these techniques change frequently and are increasingly sophisticated, there can be no assurance that any security procedures and controls that we have implemented will be sufficient to prevent cyber-attacks from occurring. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any product security vulnerabilities. To date, these attacks have not had a material impact on our operations or financial results. However, attacks in the future and the inability to implement, maintain and upgrade adequate safeguards could result in fines, negative publicity, significant remediation costs, liability and/or damage to our reputation, and could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, diluted, declared generic or conflict with third-party rights. Effective trademark and trade name protection may also not be available or commercially feasible in every country in which we conduct business. Accordingly, we may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. In addition, third parties may file first for our trademarks in certain countries. If they succeeded in registering such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In such cases, over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then our marketing abilities may be impacted.

Risks Related to Other Government Regulation

The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals or clearances of our products in the European Union or the United Kingdom, may result in restrictions or imposition of taxes and duties for importing our products into the European Union or the United Kingdom, and may require us to incur additional expenses in order to develop, deliver and commercialize our products in the European Union or the United Kingdom.

The United Kingdom is a major potential market for our products. Following the result of a referendum in 2016, the United Kingdom formally left the European Union on January 31, 2020, commonly referred to as “Brexit.” Pursuant to the formal withdrawal arrangements agreed to by the United Kingdom and the European Union, the United Kingdom entered into a transition period until December 31, 2020 (the Transition Period) during which the United Kingdom remained within the European Union single market and customs union and European Union rules continued to apply in the United Kingdom. On December 30, 2020, the United Kingdom and European Union signed a trade and cooperation agreement (the Trade and Cooperation Agreement), which includes an agreement on free trade between the two parties.

There is now considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and the European Union’s intertwined legal regimes as to how Brexit will impact the life sciences industry in Europe, including our company, including with respect to ongoing or future clinical trials. Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our products is derived from EU directives and regulations, Brexit could materially impact the regulatory regime with respect to the development, clearance or approval, delivery and commercialization of our products in the United Kingdom or the European Union. The impact will largely depend on the model and means by which the United Kingdom’s relationship with the European Union is governed post-Brexit and the extent to which the United Kingdom chooses to diverge from the EU regulatory framework. For example, following the expiry of the Transition Period, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorizations and our products therefore require a separate marketing authorization from the MHRA to allow us to market such products in Great Britain. It is unclear as to whether the relevant authorities in the European Union and the United Kingdom are adequately prepared for the additional administrative burden caused by Brexit. Any delay in obtaining, or an inability to obtain, any marketing clearances or approvals, as a result of Brexit or otherwise, would prevent us from or delay us in commercializing our products in the United Kingdom and/or the EEA and restrict our ability to generate revenues and achieve and sustain profitability. In the short term, following the expiry of the Transition Period there is a risk of disrupted regulatory processes due to a lack of administrative processing capacity by the respective United Kingdom and EU agencies that may delay clearances and approvals and may negatively impact our business, results of operations, financial condition, cash flows and prospects.

If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory clearance or approval in the United Kingdom and/or EEA for our products, which could significantly and materially harm our business, results of operations, financial condition, cash flows and prospects. There is a degree of uncertainty regarding the overall impact that Brexit will have on (i) the marketing of diagnostic and monitoring products or (ii) the process to obtain regulatory clearance or approval in the United Kingdom for diagnostic and monitoring products.

Brexit may also result in a reduction of funding to the EMA once the United Kingdom no longer makes financial contributions to European institutions, such as the EMA. If funding for the EMA is so reduced, it could create delays in the EMA issuing regulatory approvals or clearances for our products and, accordingly, have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the delivery of our products into the European Union or the United Kingdom, or we may incur expenses in establishing facilities in the European Union in order to overcome such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory clearance or approval in the United Kingdom or the European Union for our products, or incur significant additional expenses to operate our business, which could significantly and materially harm our ability to generate revenues or delay our ability to achieve profitability of our business.

As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union will have, how such withdrawal will affect us and the full extent to which our business could be adversely affected.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our business, results of operations, financial condition, cash flows and prospects.

Healthcare laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation and new regulations may negatively affect our business, financial condition and results of operations. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our business, results of operations, financial condition, cash flows and prospects, or that the healthcare regulatory environment will not change in a way that restricts our operations. In addition, there is risk that the U.S. Congress may implement changes in laws and regulations governing healthcare service providers, including measures to control costs, or reductions in reimbursement levels, which may negatively affect our business, results of operations, financial condition, cash flows and prospects.

Government payors, such as CMS, as well as insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, the U.S. Congress has considered and implemented changes in CMS fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement by CMS for services or changes in policy regarding coverage of tests or other requirements for payment, such as prior authorization or a physician or qualified practitioner’s signature on test requisitions, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third-party payors may occur as well. Similar changes in the past have resulted in reduced payments as well as added costs to providers, who are our customers, and have added more complex regulatory and administrative requirements. Further changes in federal, state, local and third-party payor regulations or policies may have a material adverse impact on our business. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

In May 2017, the European Union adopted the MDR which will repeal and replace the MDD with effect from May 26, 2021. The MDR does not set out a radically new system, but envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations as regards clinical data for devices and pre-market regulatory review of high-risk devices. Under transitional provisions, medical devices with Notified Body certificates issued under the MDD prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EEA.

LiverMultiScan and our other current and future products for which we obtain marketing authorization are and will be subject to ongoing regulation and could be subject to post-marketing restrictions or withdrawal from the market.

LiverMultiScan and our other current and future products that are authorized by the FDA for marketing in the United States, are and will be subject to the QSR, labeling regulations, registration and listing, the Medical Device Reporting regulation which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur and the Reports of Corrections and Removals regulation, which requires manufacturers to report any correction or removal of a medical device(s) if the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug and Cosmetic Act which may present a risk to health. The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from an untitled or public warning letter to more severe sanctions such as fines, injunctions and civil penalties; recall or seizure of products; suspension of services; operating restrictions and partial suspension or total shutdown of delivery; refusing requests for 510(k) clearance, de novo authorization or PMA approval of new products; withdrawing a marketing authorization already granted; and criminal prosecution. Accordingly, we will continue to expend time, money and effort in all areas of regulatory compliance.

Healthcare policy changes, including any legislation reforming the U.S. healthcare system, may have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could affect our commercial success. In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, ACA), substantially changed the way healthcare is financed by both governmental and private insurers. The ACA also includes provisions of importance that:

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level’; and

•	created the Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

Although some of these provisions may negatively impact payment rates for clinical diagnostic and monitoring products, the ACA also extends coverage to over 20 million previously uninsured people. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, former President Trump signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress considered legislation to repeal or repeal and replace all or part of the ACA.

While Congress did pass repeal legislation, it enacted laws that modify certain provisions of the ACA such as removing penalties effective January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and eliminating the implementation of certain ACA-mandated fees. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The United States Supreme Court is currently reviewing this case,

although it is unclear when a decision will be made or how the Supreme Court will rule. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Further, although the United States Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The special open enrollment period was subsequently extended to August 15, 2021. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the ACA. Litigation over the ACA is likely to continue, with unpredictable and uncertain results.

Additionally, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers and suppliers of up to 2% per fiscal year, starting in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken. These Medicare sequester reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. The full impact on our business of the sequester law is uncertain. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from commercial payors.

Some of our diagnostic and monitoring business is subject to the Medicare Physician Fee Schedule. The Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides healthcare providers with two ways to participate, including through the Advanced Alternative Payment Models (APMs), and the Merit-based Incentive Payment System (MIPS). In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, the full impact to overall physician reimbursement as a result of the introduction of the Quality Payment Program remains unclear. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from commercial payors.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, particularly as a result of the new presidential administration, or how any future legislation or regulation may affect us. The expansion of government’s role in the U.S. healthcare industry and changes to the reimbursement amounts paid by Medicare and other payors for our current diagnostic procedures and our planned future assays, may reduce our profits, if any, and have a materially adverse effect on our business, results of operations, financial condition, cash flows and prospects. Further, it is possible that additional government action is taken in response to the COVID-19 pandemic.

We are subject to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

We are or expect to become subject to broadly applicable healthcare laws, including fraud and abuse, transparency and privacy and security laws, which are regulated and enforced by the federal government and the states and countries in which we conduct our business. These healthcare laws and regulations include, for example:

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the federal Anti-Kickback Statute (AKS), which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made, in whole or in part, by a federal health care program, such as the Medicare and Medicaid programs, or for the purchasing, leasing, ordering, or arranging for or recommending the purchasing, leasing, or ordering of any good, facility, item, or services for which payment may be made, in whole or in part, by such programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the AKS without proving that a person or entity had actual knowledge of the law or a specific intent to violate it. In addition, the government may assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. The AKS is subject to evolving interpretations and has been applied by government enforcement officials to a number of common business arrangements in the medical device industry. Several courts have interpreted the AKS to mean that if any one purpose of the remuneration is to induce or reward prohibited referrals of federal health care program payable items or services, the statute has been violated. The AKS contains a number of statutory exceptions and the U.S. Department of Health and Human Service has issued regulatory “safe harbors” protecting certain business arrangements from prosecution under the AKS; however, those exceptions and safe harbors are drawn narrowly, and there is no exception or safe harbor for many common business activities. The failure of an arrangement to fit precisely within one or more applicable statutory exceptions or regulatory safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, arrangements that do not fully satisfy all requirements of an applicable exception or safe harbor will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances;

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the health care fraud and abuse provisions of the Health Insurance Portability and Accountability Act of 1996 (HIPAA), which include federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any health care benefit program, including private third-party payors. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the provisions prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for health care benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, which imposes privacy, security and breach notification requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates and covered subcontractors that perform services for them that involve the use, or disclosure of, protected health information (PHI). HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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federal false claims laws, including the FCA, and civil monetary penalties law, which prohibit, among other things, any persons from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. Actions under the FCA may be brought by the government or as a qui tam action by a private individual in the name of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any monetary recovery;

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the federal Physician Payments Sunshine Act requirements under the ACA and its implementing regulations, which require certain manufacturers of drugs, devices, biologics or medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, and certain of such manufacturers’ affiliates, to (with certain exceptions) report annually to CMS information related to payments and other transfers of value made directly or indirectly to or at the request of covered recipients, defined as physicians (including doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and certain ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, applicable manufacturers will also be required to report information regarding payments and other transfers of value made to certain non-physician providers such as physician assistants, nurse practitioners, clinical nurse specialists certified registered nurse anesthetists (including anesthesiologist assistants), and certified nurse-midwives;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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state law equivalents of federal fraud and abuse laws, including anti-kickback and false claims, which may apply to services reimbursed by any third-party payor, including commercial insurers, state and foreign laws that require medical device companies to comply with the medical device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources, and state and foreign laws that require device manufacturers to report information related to payments and other transfers of value to healthcare providers, marketing expenditures or product pricing; state and local laws that require the registration of medical device sales representatives.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations, including any of our partnerships with healthcare systems, are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including, among others, significant administrative, civil and criminal penalties, damages, fines, reputational harm, imprisonment, integrity oversight and reporting obligations, and exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Additionally, we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business, results of operations, financial condition, cash flows and prospects.

Our business activities may be subject to the UK Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977 and other anticorruption laws in the territories in which we market our products, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the UK Bribery Act 2010 (Bribery Act), the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our suppliers operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, United States or other authorities could also have an adverse impact on our reputation, business, results of operations, financial condition, cash flows and prospects.

Security breaches, loss of data and other disruptions or failures of our or our third-party service providers’ or contractors’ information technology or telecommunications systems could result in a material disruption of our services, compromise sensitive information related to our business or personal data (including protected health information), prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations, financial condition, cash flows and prospects.

In the ordinary course of our business, we and our third-party service providers, contractors and consultants, collect, store and transmit sensitive data, including sensitive personal data (including PHI), personally identifiable information, intellectual property and proprietary business information owned or controlled by us or our customers, payors and partners. To do so, we depend on our information technology and telecommunications systems and those of our third-party service providers, contractors and consultants for significant elements of our operations. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. We also communicate, and facilitate the exchange of, sensitive personal data to and between customers and their contracted or affiliated healthcare providers through online customer-facing portals. These applications and related data encompass a wide variety of business-critical information including research and development information, commercial information and business and financial information.

The secure processing, storage, maintenance and transmission of sensitive data and confidential information is vital to our operations and business strategy. Although we have implemented security measures and a formal, dedicated enterprise security program to prevent and detect unauthorized access to PHI and other sensitive data and confidential information, applications such as our online customer-facing portals are currently accessible through public web portals and may, in the future, be accessible through dedicated mobile applications. There is no guarantee we can protect our online portal from breaches. In addition, our information technology, infrastructure and telecommunication systems, and that of our third-party service providers, contractors and consultants, may be vulnerable to attacks by hackers or malicious software (including the deployment of harmful malware, ransomware, viruses, worms, denial-of-service attacks, supply chain attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), physical break-ins, disruptions, system failures or malfunctions, breaches due to malfeasance, fraud, negligence or other inadvertent or intentional actions (by our personnel, third-party service providers, contractors, business partners, and/or other malicious third parties), natural disasters, terrorism, global pandemics, and war. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent COVID-19 pandemic to their advantage.

We are at risk of attack by a variety of adversaries through the use of increasingly sophisticated methods of attack, including long-term, persistent attacks referred to as advanced persistent threats. For example, we have been subject to phishing incidents and we may experience additional incidents in the future. Our systems are also subject to compromise from internal threats, such as theft or malfeasance by personnel, service providers and other third parties with otherwise legitimate access to our systems. Given the unpredictability of the timing, nature and scope of information technology disruptions, and given that these techniques change frequently and are increasingly sophisticated, there can be no assurance that any security procedures and controls that we or our third-party service providers have implemented will be sufficient to prevent cyber-attacks from occurring or detect such cyber-attacks. Certain measures that could increase the security of our systems, such as data encryption (including data at rest encryption), heightened monitoring and logging, scanning for source code errors or deployment of multi-factor authentication, take significant time and resources to deploy broadly and such measures may not be deployed in a timely manner or be effective against an attack.

Furthermore, failures or significant downtime of our information technology or telecommunications systems, or those used by our third-party service providers, contractors or consultants could prevent us, now or when we commercialize our products, from preparing and providing reports and data to healthcare providers, billing payors, processing reimbursement appeals, handling patient or physician inquiries, conducting research and development activities, and managing the administrative aspects of our business. The costs related to significant security breaches or disruptions could be material and exceed the limits of any cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party service providers and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event and to develop and implement protections to prevent future events of this nature from occurring. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Any security breaches or disruptions of our information technology systems or those of our third-party service providers and other contractors could compromise the security or integrity of our networks or result in the loss, misappropriation and/or unauthorized access, use, modification or disclosure of, or the prevention of access to, sensitive data or confidential information (including trade secrets or other intellectual property, proprietary business information and personal data), which could result in financial, legal, business and reputational harm to us. Any such event that leads to unauthorized access, use, loss or disclosure of sensitive personal data, including personal data regarding our customers or employees, could harm our reputation directly, compel us to comply with U.S. breach notification laws (and foreign law equivalents), subject us to mandatory corrective action and otherwise subject us to liability under laws and regulations that protect the privacy and security of sensitive personal data. This could disrupt our operations and result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on our business, operations, financial condition, cash flows and prospects. For example, in the U.S., all 50 U.S. states have laws including obligations to provide notification of security breaches of computer databases that contain personal data to affected individuals, state officers and others. These laws are not consistent, and states have been frequently amending existing laws. Moreover, compliance in the event of a widespread data breach is difficult, requiring attention to these changing regulatory requirements, and may be costly. We also may be contractually required to notify customers or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses and we may be unable to enforce any such contractual protections. Furthermore, if we fail to make adequate or timely disclosures to the public or to law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, we could be subject to significant fines, penalties, orders, sanctions and proceedings or actions against us by governmental bodies and other regulatory authorities, clients or third parties, which could affect our business, operations, financial condition, cash flows and prospects. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, or increase our costs of doing business.

We have numerous service providers and other third parties who receive personal data from us in connection with the services we offer our clients. In addition, we have migrated certain data, and may increasingly migrate data, to a cloud hosted by third-party service providers. Some of these service providers and other third parties also have direct access to our systems. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cyber-attack attributed to our third-party service providers that relates to the information we share with them. In addition, because we do not control our third-party service providers and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect confidential, proprietary, or sensitive data or information, including personal data. We are at risk of a cyber-attack involving a service provider or other third party, which could result in a breakdown of such third party’s data protection processes or the cyber-attackers gaining access to our infrastructure or data through the third party. Regardless of whether an actual or perceived cyber-attack is attributable to us or our third-party service providers, such an incident could, among other things, result in improper disclosure of information, harm our reputation and brand, reduce the demand for our products, lead to loss of customer confidence in the effectiveness of our security measures, disrupt normal business operations or result in our systems or products being unavailable. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, divert the attention of management from the operation of our business and cause us to incur significant costs, any of which could affect our business, results of operations, financial condition, cash flows and prospects. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents. If securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our shares. In addition, our remediation efforts may not be successful. Any of the foregoing events could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

A security breach may cause us to breach customer contracts. Our agreements with certain customers may require us to use industry-standard or reasonable measures to safeguard sensitive personal data or confidential information. A security breach could lead to claims by our customers, their end-users, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.

In addition, litigation resulting from security breaches may adversely affect our business. Unauthorized access to our platform, systems, networks, or physical facilities could result in litigation with our customers, our customers’ end users, or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our products and/or platform capabilities in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur and the confidentiality, integrity or availability of our data or the data of our partners, our customers or our customers’ end-users was disrupted, we could incur significant liability, or our platform, systems or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.

We may not have adequate insurance coverage with respect to security breaches or disruptions. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage for a future claim.

We are subject to stringent and changing laws, regulations, rules, policies, standards and contractual obligations related to privacy and data security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability (which could include civil or criminal penalties), sanctions, private liability, negative publicity or otherwise adversely affect our business.

We collect, store, transmit and process sensitive and confidential data and information, including PHI, personal data, intellectual property and proprietary business information. As we seek to expand our business, we are, and will increasingly become, subject to numerous state, federal and foreign laws, regulations, rules and standards, as well as policies and contractual or other obligations, relating to the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal data in the jurisdictions in which we operate, collectively, Data Protection Requirements. If we fail, or are perceived to have failed, to address or comply with any such Data Protection Requirements, this could result in enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal data or orders to destroy or not use personal data. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with the Data Protection Requirements. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; interrupt or stop clinical trials; result in an inability to process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize our products; or require us to revise or restructure our operations.

In many cases, these laws, regulations and standards apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction and it is possible that they will be interpreted and applied in ways that will materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.

The regulatory framework for privacy, data security and data transfers worldwide is rapidly evolving and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. As a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Failure to comply with any of these laws and regulations could result in enforcement actions against us, including fines, public censure, claims for damages by affected individuals, damage to our reputation and the loss of goodwill, any of which could have a material adverse effect on our business.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of health information. These laws and regulations include HIPAA, as amended by HITECH, which establishes a set of national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates and covered subcontractors with whom such covered entities contract for services, such as us. HIPAA requires covered entities, business associates and covered subcontractors to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information and ensure the confidentiality, integrity and availability of electronic PHI. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

The United States Department of Health and Human Services Office for Civil Rights may impose penalties on a covered entity or business associate for a failure to comply with a requirement of HIPAA. Penalties will vary significantly depending on factors such as the date of the violation, whether the covered entity knew or should have known of the failure to comply, and whether the covered entity’s failure to comply was due to willful neglect or due to not knowing about the violation despite exercising reasonable diligence. These penalties include significant civil monetary penalties, criminal penalties and, in certain instances, imprisonment. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Furthermore, in the event of a breach as defined by HIPAA, the covered entity has specific reporting requirements under HIPAA regulations. In the event of a significant breach, the reporting requirements could include notification to the general public through media outlets in applicable jurisdictions. Enforcement activity can result in reputational harm and responses to such enforcement activity can consume significant internal resources.

Additionally, if we are unable to properly protect the privacy and security of PHI, we could be found to have breached our contracts with our customers. Determining whether PHI has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations.

In addition, many states and foreign countries in which we operate have laws that protect the privacy and security of sensitive and personal data. Certain of these laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal data than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Further, in some cases where we process sensitive and personal data of individuals from numerous states, we may find it necessary to comply with the most stringent state laws applicable to any of the data.

The state of California, for example, enacted the California Consumer Privacy Act (CCPA), which creates individual privacy rights for California consumers and places increased privacy and data security obligations on covered entities handling personal data of California residents or households. The CCPA went into effect on January 1, 2020 and exemplifies the evolving regulatory environment related to personal data and PHI. Additionally, although not effective until January 1, 2023, the California Privacy Rights Act (CPRA), which expands upon the CCPA, was passed in the election on November 3, 2020. The CCPA gives (and the CPRA will give) California residents expanded privacy rights, including the right to request correction, access, and deletion of their personal data, the right to opt out of certain personal data sharing, and the right to receive detailed information about how their personal data is processed. The CCPA and CPRA provide for civil penalties and a private right of action for data breaches that is expected to increase data breach litigation. Additionally, the CCPA has prompted a number of proposals for new federal and state-level privacy legislation, such as in Virginia, Washington, Illinois, and Nebraska, that could increase our potential liability, increase our compliance costs, and adversely affect our business.

Laws, regulations, rules and standards in many foreign jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal data, which impose significant compliance obligations. For example, in the EEA, the processing of personal data, is principally governed by the provisions of the General Data Protection Regulation (GDPR), and in Singapore, the processing of personal data is governed by the provisions of the Personal Data Protection Act, which generally requires organizations to provide notice and/or obtain consent prior to the collection, use or disclosure of certain personal data and to provide individuals with the right to access and correct such personal data.

The GDPR came into effect in May 2018, superseding the European Union Data Protection Directive and associated implementing legislation across EEA member states, and it applies to any processing operations carried out in the context of an establishment in the EEA as well as any processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. Further, notwithstanding the United Kingdom’s withdrawal from the EU, by operation of the so-called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended), the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of an establishment in the United Kingdom and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Therefore, reference to the GDPR herein also refers to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise.

The GDPR imposes stringent privacy and data security requirements on both processors and controllers of personal data, including health data from clinical trials and patient health data processed for clinical purposes. In particular, the GDPR imposes several requirements relating to ensuring there is a lawful basis for processing personal data, extends the rights of individuals to whom the personal data relates, materially expands the definition of what is expressly noted to constitute personal data (including expanding the relevant definition to capture ‘pseudonymized’ or key-coded data that is commonly processed in a clinical trial-related context), requires additional disclosures about how personal data is to be used, imposes limitations on retention of personal data, imposes strict rules on the transfer of personal data out of the EEA to third countries, creates mandatory data breach notification requirements in certain circumstances and establishes onerous new obligations on service providers who process personal data simply on behalf of others. A particular issue presented by the GDPR, is that it generally restricts transfers of personal data from the EEA and the United Kingdom, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Certain previously available safeguards have been invalidated, and reliance on alternative safeguards may be complex or not possible in certain circumstances, following a recent ruling of the Court of Justice of the European Union and subsequent regulatory guidance. If we are unable to implement a valid solution for personal data transfers from the EEA/United Kingdom, including, for example, obtaining individuals’ explicit consent to transfer their personal data to the United States or other countries, we will face increased exposure to regulatory actions, substantial fines and injunctions against transferring personal data from EEA/United Kingdom. Inability to export personal data from the EEA/United Kingdom may also restrict our activities outside EEA/United Kingdom, limit our ability to collaborate with partners as well as service providers, contractors and other companies outside of EEA/United Kingdom, and/or require us to increase our processing capabilities within the EEA/United Kingdom at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations, any or all of which could adversely affect our operations or financial results. Additionally, other countries outside of EEA/United Kingdom have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.

The GDPR authorizes competent authorities to impose penalties and fines for certain violations of up to 4% of an undertaking’s total global annual revenue for the preceding financial year or €20 million, whichever is greater. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors.

European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA. In addition, the GDPR provides that EEA member states may introduce specific requirements related to the processing of “special categories of personal data,” including the personal data related to health and genetic information, which we may process in connection with clinical trials or otherwise, as well as personal data related to criminal offenses or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such personal data across the EEA and/or United Kingdom, which may increase our costs and overall compliance risk. Guidance on implementation and compliance practices is often updated or otherwise revised. Given the breadth and depth of changes in data protection obligations, complying with its requirements has caused us to expend significant resources and such expenditures are likely to continue into the near future as we respond to new interpretations, additional guidance and potential enforcement actions and patterns.

Given the breadth and depth of changes in relevant data protection obligations and regulatory frameworks, achieving and maintaining compliance with applicable data protection laws and regulations such as the GDPR and UK GDPR has caused us to expend significant time, resources and expense and such expenditures are likely to continue into the near future as we respond to new interpretations, additional guidance and potential enforcement actions and patterns. In addition, we may be required to put in place new or additional mechanisms to ensure compliance with current, evolving and new data protection requirements.

Failure to comply, or perception of a failure to comply with any of these laws, regulations, rules and standards could result in enforcement actions against us, including fines, public censure, claims for damages by affected individuals, damage to our reputation, and loss of goodwill, any of which could have a material adverse effect on our business.

Following the United Kingdom’s withdrawal from the EU on January 31, 2020 and end of the transition period on December 31, 2020, as noted above, the United Kingdom has introduced the UK GDPR which currently makes the privacy regimes of the EEA and United Kingdom similar, though it is possible that either the EU, and consequently those further states that make up the remainder of the EEA, or United Kingdom could elect to change their approach and create differences in legal requirements and regulation in this area. This could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Furthermore, there will now be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. The relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains unclear, for example, how data transfers between EEA member states and the United Kingdom will be treated. While we have taken steps to comply with the GDPR and implementing legislation in applicable member states, and the UK GDPR and Data Protection Act 2018 in the United Kingdom, such as implementing standard contractual clauses in respect of transfers to ‘inadequate’ countries outside the United Kingdom and EEA, we cannot assure you that our efforts to achieve and remain in compliance have been and/or will continue to be, fully successful.

We also make public statements about our use and disclosure of personal data through our privacy policy, information provided on our internet platform and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Despite our efforts, we may not be successful in achieving compliance if our employees or vendors fail to comply with our policies, certifications and documentation. The publication of our privacy policy and other statements that provide promises and assurances about privacy and data security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause our customers to reduce their use of our products and could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.

In many jurisdictions, enforcement actions and consequences for non-compliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our products or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use, retention, security, disclosure, transfer and other processing of personal data or other privacy-related matters, even if unfounded, could damage our reputation and materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.

In addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded in a manner that requires changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address privacy or data security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to privacy and data security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with customers and have a material and adverse impact on our business, results of operations, financial condition, cash flows and prospects.

Risks Related to Our Employee Matters, Managing Our Growth and Other Risks Relating to Our Business Operations

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees will negatively affect our business, results of operations, financial condition, cash flows and prospects.

We are highly dependent on members of our executive team, including our Chief Executive Officer Dr. Rajarshi Banerjee, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time. We face a variety of risks and uncertainties in case of management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge. In addition, the loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business, results of operations, financial condition, cash flows and prospects.

The unexpected loss of service of one or more of our key employees and the failure to transfer knowledge and effect a smooth transition might impede the achievement of our research, development and commercialization objectives, and may have an adverse impact on our business, resulting from the loss of such person’s knowledge of our business and years of experience in the diagnostic tools industry. The inability to effectively manage key employee transitions and management changes in the future may have an adverse effect on our future business and reputation.

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. There currently is a shortage of skilled individuals with substantial image analysis and diagnostic tools experience, which is likely to continue. As a result, competition for skilled personnel, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical, biotechnology and diagnostic companies for individuals with similar skill sets. In addition, failure to succeed in research and development activities or clinical trials or applications for marketing approval or clearance may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have an adverse effect on our business, results of operations, financial condition, cash flows and prospects.

We conduct our operations at our facilities in Oxford (United Kingdom), South San Francisco and Dallas (United States) and Singapore. The United Kingdom and United States are headquarters to many other biotechnology and diagnostics companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to UK, EU or U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not UK or U.S. citizens.

In addition, COVID-19 could affect our employees or the employees of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. We have implemented work-at-home policies and may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business. In addition, this could increase our cybersecurity risk, create data accessibility concerns and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with regulators, research or clinical trial sites, manufacturing sites and our third-party contractors.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We plan to significantly grow our business operations in the United Kingdom, the United States, Asia, the European Union and other territories around the world. Any future growth could create strain on our organizational, administrative and operational infrastructure, including quality control, customer service and sales force management. We may not be able to maintain the quality or expected turnaround times of our products or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and managerial controls, as well as our reporting systems and procedures.

Our strategy is based on a model that assumes we will be successful in transitioning from a company primarily focused on partnerships with a relatively small number of pharmaceutical customers to a company capable of supporting customers in clinical practice, which are administered by a large number of specialist healthcare providers and healthcare systems. There is no assurance that any of our anticipated increases in scale of operation will be successfully implemented and managed. We expect to enter into partnerships with healthcare systems and third-party payors, which could result in large increases in demand for our products as these new partnerships are forged. It will be critical that we carefully manage our ability to scale as we seek new partnerships. If we fail to do so effectively, we may not be able to meet the demand of the partners we engage, we may fail to produce and deliver our products in a timely manner or we may be forced to forego growth opportunities because we failed to adequately scale our business. Any of these could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Our employees, principal investigators, consultants, professional service providers and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants, professional service providers and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA, EMA, MHRA or other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We have implemented a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct and our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these actions or investigations.

If we were sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our diagnostic and monitoring products identified inaccurate or incomplete information regarding the risk or likely severity of the patient’s disease or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We maintain product and professional liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation or cause current partners to terminate existing agreements and potential partners to seek other partners, any of which could impact our business, results of operations, financial condition, cash flows and prospects.

Our future growth depends, in part, on our ability to penetrate international markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our business is subject to risks associated with conducting business in the United States and other countries. Many of our supplier and customer relationships are located outside the United Kingdom. Our future profitability will depend on our ability to commercialize our products in the United States, the United Kingdom, Asia, the European Union and other territories around the world. If we commercialize our products in international markets, we will be subject to additional risks and uncertainties, including:

•	economic weakness, including inflation, or political instability in particular economies and markets;

•	the burden of complying with complex and changing non-U.S. regulatory, tax, accounting and legal requirements, many of which vary between countries;

•	different medical practices and customs in non-U.S. countries affecting acceptance in the marketplace;

•	tariffs and trade barriers;

•	other trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or other governments;

•	longer accounts receivable collection times;

•	compliance with tax, employment and immigration laws for employees living or traveling abroad;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some countries and related prevalence of generic alternatives to therapeutics;

•	foreign currency exchange rate fluctuations and currency controls;

•	differing reimbursement and product pricing landscapes globally;

•	uncertain and potentially inadequate reimbursement of our products;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

•	the interpretation of contractual provisions governed by laws outside of England in the event of a contract dispute.

Exchange rate fluctuations may materially affect our business, results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are headquartered in the United Kingdom, we source certain development, consulting and other services from the United States and the European Union. Further, potential future revenues may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

Our business may be adversely affected by earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

A significant natural disaster or catastrophic event, including terrorist attacks, declarations of war, fires, hurricanes, floods, winter storms and snowstorms and pandemics or epidemics could have a material adverse impact on our business, results of operations, financial condition, cash flows and prospects. Natural disasters could affect the ability of our personnel, facilities, data centers, and those of the third parties on which we rely, to provide our products on a timely basis. In addition, climate change could result in an increase in the frequency or severity of natural disasters. In the event that our or our service providers’ information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, delivery of our products could be delayed, resulting in missed financial targets, such as revenues, for a particular quarter. In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, and our internal systems may be victimized by such attacks. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses we may incur. We carry business interruption insurance, though our coverage may not be adequate to compensate us for all losses that may occur as a result of future major catastrophic events. Acts of terrorism and other geo-political unrest could also cause disruptions in our business, the business of the third parties on which we rely, our customers or the economy as a whole. Any such disruption that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our financial results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and the third parties on which we rely prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the delivery of our products, our business, results of operations, financial condition, cash flows and prospects would be adversely affected.

General Risk Factors

There has been no prior market for our ordinary shares or the ADSs and an active, liquid and orderly trading market may not develop for our ADSs or be sustained following this offering, which could harm the market price of our ADSs and make it difficult for you to sell your ADSs.

This offering constitutes the initial public offering of our ADSs and no public market has previously existed for our ADSs or ordinary shares. We have applied to list the ADSs on the                 and we expect our ADSs to be quoted on the                , subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on the                would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.

Prior to this offering, there was no public trading market for our ordinary shares or ADSs. Although we have applied to list our ADS on the                , an active trading market for our ADSs may never develop or be sustained following this offering. You may not be able to sell your ADSs quickly or at the market price if trading in our ADSs is not active. The initial offering price will be determined by negotiations among the lead underwriters and us. Among the factors to be considered in determining the initial public offering price are our future prospects and the prospects of our industry in general, our revenues, net income and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the public offering price.

The trading price of our ADSs may be volatile and you could lose all or part of your investment.

The trading price of our ADSs following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	results of operations that vary from the expectations of securities analysts and investors;

•	the loss of any of our key scientific or management personnel;

•	announcements of undesirable marketing restrictions, or changes or delays in regulatory review processes;

•	announcements of innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our products or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our products, including changes in the structure of healthcare payment systems;

•	any adverse changes to our relationship with licensors, collaborators or suppliers;

•	the failure of LiverMultiScan and our other current and future products;

•	unanticipated accuracy and safety concerns;

•	the failure to retain our existing, or obtain new, collaboration partners;

•	announcements concerning our competitors or the diagnostic and monitoring industry in general;

•	the achievement of expected sales and profitability of our products;

•	the failure to obtain reimbursements for our products or price reductions;

•	disruptions in the delivery of our products;

•	actual or anticipated fluctuations in our operating results;

•	our cash position;

•	changes in financial estimates or recommendations by securities analysts;

•	potential acquisitions;

•	the trading volume of our ADSs on the ;

•	sales of our ADSs by us, our executive officers and directors or our shareholders in the future;

•	general economic, political and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom; and

•	changes in accounting principles.

In addition, the stock market in general, and pharmaceutical and healthcare companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Furthermore, the trading price of our ADSs may be adversely affected by third-parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if the price of our ADSs declines and their activities can negatively affect the price of our ADSs. These broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. If the market price of our ADSs after the completion of this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The significant share ownership position of our executive officers, directors and principal shareholders may limit your ability to influence corporate matters.

Upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding ordinary shares before this offering, including entities affiliated with Bluecross Blueshield Venture Partners III, LLC, HealthQuest Partners III, LP, Oxford Sciences Innovations plc, the Chancellor, Masters and Scholars of the University of Oxford and Westgrove PD Ltd, will, in the aggregate, beneficially own ordinary shares representing approximately     % of our outstanding share capital (or    % if the underwriters exercise their option to purchase additional ADSs in full) in each case based on                ordinary shares outstanding as of December 31, 2020 after giving effect to conversion of our outstanding preferred shares and assuming the sale of                 ADSs (or                ADSs if the underwriters exercise their option to purchase additional ADSs in full) in this offering.

As a result, if these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election, re-election and removal of directors and approval of any merger, scheme of arrangement, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, scheme of arrangement, consolidation, takeover or other business combination involving us that other shareholders may desire.

The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ADSs. Any of these consequences could adversely affect the market price of our ADSs.

You will experience substantial dilution as a result of this offering.

You will suffer immediate and substantial dilution in the net tangible book value of the ADSs if you purchase ADSs in this offering. Based on an assumed initial public offering price of $        per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after giving effect to this offering, purchasers of ADSs in this offering will experience immediate dilution in net tangible book value of $        per ADS. In addition, after giving effect to this offering, investors purchasing ADSs in this offering will contribute    % of the total amount invested by shareholders since inception but will only own    % of the ordinary shares outstanding. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ADSs in the public market after the lockup and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ADSs could decline. Upon completion of this offering, we will have                ordinary shares outstanding (or                ordinary shares if the underwriters exercise in full their option to purchase additional ADSs). Of these ordinary shares, only the ordinary shares represented by ADSs sold in this offering by us, plus any ordinary shares represented by ADSs sold upon exercise of the underwriters’ option to purchase additional ADSs, will be freely tradable without restriction in the public market immediately following this offering. In connection with this offering, our officers, directors and substantially all of our shareholders have agreed to be subject to a contractual lock-up with the underwriters, which will expire after the end of a lock-up period, described in the sections titled “Ordinary Shares and ADSs Eligible for Future Sale” and “Underwriting.” If, upon the expiration of the lock-up period, these shareholders sell substantial amounts of our ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

The lock-up agreements contain important exceptions that govern their applicability. Moreover, the representatives of the underwriters for this offering may, in their sole discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, ordinary shares or ADSs that are either subject to outstanding options or reserved for future issuance under the Perspectum Holdings plc 2021 Equity Incentive Plan, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended (Securities Act). If these additional shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the UK Companies Act 2006 (Companies Act), and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

The principal differences include the following:

•

under English law and our articles of association to be effective upon completion of the offering, each shareholder present at a meeting has only one vote unless demand is made for a vote on a poll, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings;

•

under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADS are also governed by the provisions of a deposit agreement with our depositary bank;

•

under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•

under English law and our articles of association, certain matters require the approval of 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders representing 75% of the ordinary shares voting (in person or by proxy)), including amendments to the articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•

in the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, for so long as we continue to be subject to the Takeover Code, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares/ADSs. If acceptances are not received for 90% or more of the ordinary shares/ADSs under the offer, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares/ADSs will likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under Delaware law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority of shareholders voting at the meeting and representing 75% of the ordinary shares voting for approval;

•

under English law and our articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

•

the quorum requirement for a shareholders’ meeting is a minimum of two shareholders entitled to vote at the meeting and present in person or by proxy or, in the case of a shareholder which is a corporation, represented by a duly authorized officer. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Under current English law, a company’s accumulated realized profits, to the extent they have not been previously utilized by distribution or capitalization, must exceed its accumulated realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In addition, as a public limited liability company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the initial public offering price. Investors seeking cash dividends should not purchase our ADSs in this offering.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our senior management will have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. Our senior management might not apply our net proceeds in ways that ultimately increase the value of your investment. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could adversely affect our business, results of operations, financial condition, cash flows and prospects, and cause the price of our ADSs to decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, the price of our ADSs would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ADSs or trading volume to decline.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We intend to continue to evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and technology of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing products and initiatives in pursuing such a strategic partnership, merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•

risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or products in development and regulatory approvals and clearances; and

•

our inability to generate revenues from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (Exchange Act), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are a foreign private issuer, we are not subject to certain corporate governance rules applicable to U.S. listed companies.

We are entitled to rely on a provision in corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on                .

For example, we are exempt from regulations that require a listed U.S. company to (i) have a majority of the board of directors consist of independent directors, (ii) require non-executive directors to meet on a regular basis without management present and (iii) promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

In accordance with our                listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), and Rule 10A-3 of the Exchange Act, both of which are also applicable to listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2021 (the end of our second fiscal quarter in the fiscal year after completion of this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and                rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an “emerging growth company” (ECG) as defined in the Jumpstart our Business Startups Act of 2012 (JOBS Act). We will remain an EGC until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which the market value of our ADSs that are held by non-affiliates exceeds $700 million as of June 30. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

the provisions of Section 404(b) of the Sarbanes Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•

being permitted to provide only two years of audited financial statements in this initial registration statement, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

•

the “say on pay” provisions (requiring a nonbinding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a nonbinding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers; and

•

the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our ADSs less attractive if we rely on certain or all of these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of ADSs.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation of U.S. GAAP, industry practice and guidance may evolve. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ADSs.

We have identified material weaknesses in our internal control over financial reporting.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our share price. In addition, because of our status as an emerging growth company, our independent registered public accounting firm is not required to provide an attestation report as to our internal control over financial reporting for the foreseeable future.

We have historically been a private company, and as such, have not been subject to the reporting requirements of Section 404 of the Sarbanes-Oxley Act or an audit performed in accordance with auditing standards issued by the PCAOB. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting attributable to our lack of experienced financial reporting and accounting personnel to: (a) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements resulting in inappropriate segregation of duties; and, (b) analyze, record and disclose complex accounting matters timely and accurately in accordance with U.S. GAAP.

We have implemented measures and continue to implement measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including; formalizing our processes and internal control documentation, strengthening supervisory reviews by our financial management; hiring US GAAP qualified accounting and finance personnel, engaging financial consultants to enable the implementation of internal controls over financial reporting and segregating duties amongst accounting and finance personnel and implementing accounting systems to automate manual processes.

We expect to incur additional costs to remediate these control deficiencies, though there can be no assurance that our efforts will be successful or avoid potential future material weaknesses. If we are unable to successfully maintain internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our share price may be materially adversely affected. Moreover, we could become subject to investigations by regulatory authorities, which could require additional financial and management resources.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Section 404(a) of the Sarbanes-Oxley Act (Section 404(a)), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act (Section 404(b)), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2022. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on the                 .

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. listed company, and particularly after we no longer qualify as an EGC, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank

Wall Street Reform and Consumer Protection Act, the listing requirements of the                , the rules of the SEC and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, and in particular once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under, and are currently existing under the laws of, England and Wales. We have our registered office in England. In addition, certain members of our board of directors and senior management are nonresidents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether English courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by English courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty is an issue subject to determination by the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

If we are a “passive foreign investment company” (PFIC) in the year of the offering or in any future year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (Code), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets (including goodwill), we do not expect to be a PFIC for our 2021 taxable year. However, the determination as to whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own, and will own after the closing of this offering, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in large part on the market price of our ADSs from time to time, which may fluctuate substantially, and (iii) the composition of our income may vary substantially over time. Therefore, our risk of being or becoming a PFIC will increase if our market capitalization declines while we hold a substantial amount of cash, or if a significant portion of our gross income for any taxable year is interest or other passive income. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our expectations regarding our PFIC status in 2021 or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds our ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of our ordinary shares or ADSs as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to some U.S. investors), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on our ordinary shares or ADSs and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election (QEF Election), that could result in alternative treatment should we be a PFIC.

For further discussion, see “Material Income Tax Considerations—Material U.S. Federal Income Considerations for U.S. Holders.”

If we are (or one of our non-U.S. subsidiaries is) a controlled foreign corporation, there could be adverse U.S. federal income tax consequences to certain U.S. Holders.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” “tested income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own or are considered to own more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or the total value of the stock of such corporation. A “Ten Percent Shareholder” is generally a United States person (as defined by the Code) who owns or is considered to own 10% or more of either the total combined voting power of all classes of stock of such corporation entitled to vote or the total value of the stock of such corporation.

The determination of CFC status is complex and includes complex attribution rules. A non-corporate Ten Percent Shareholder with respect to a CFC generally will not be allowed certain tax deductions or foreign tax credits generally available to a corporate Ten Percent Shareholder. Failure to comply with CFC reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties. Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether we are treated as a CFC). U.S. Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

We may be unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments or benefit from favorable UK tax legislation.

As a UK incorporated and tax resident entity, we are subject to UK corporate taxation. Due to the nature of our business, we have generated losses since inception and therefore have not paid any UK corporation tax. As of December 31, 2020, we had cumulative carry forward tax trading losses of $17.1 million. Subject to any relevant utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits. For all carried-forward losses in the United Kingdom, whenever they arose, companies will be able only to use the losses against up to 50% of UK profits. The use of loss carry forwards in relation to UK profits incurred on or after April 1, 2017 will be limited each year to £5.0 million, or $6.5 million, per group plus, broadly, an incremental 50% of UK taxable profits.

As a company that carries out extensive research and development activities, we seek to benefit from the UK research and development tax relief programs, being the Small and Medium-sized Enterprises Research and Development tax relief program (SME Program), and, to the extent that our projects are grant funded or relate to work subcontracted to us by third parties, the Research and Development Expenditure Credit program (RDEC Program). Under the SME Program, we may be able to surrender the trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our research and development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a SME, based on size criteria concerning employee headcount, turnover and gross assets.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than the statutory to apply to us. If, however, there are unexpected adverse changes to the UK research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments then our business, results of operations, financial condition, cash flows and prospects may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

We may be liable for stamp duty in connection with the Corporate Reorganization.

In connection with the Corporate Reorganization, there will be a transfer of the entire issued share capital of Perspectum Ltd to Perspectum Holdings Limited pursuant to the share exchange agreement prior to the completion of this offering. We will make an application to HMRC, for such transfer to be adjudicated as not chargeable to stamp duty by virtue of section 77 of the Finance Act 1986. While it is expected that all of the conditions of section 77 of the Finance Act 1986 can be satisfied and relief should be available, if such relief is not forthcoming we will be required to pay 0.5% stamp duty of the value of the consideration given for that transfer, which is expected to be, broadly, 0.5% of the value of the Perspectum Ltd share capital transferred.

Shareholder protections found in provisions under the UK City Code on Takeovers and Mergers (Takeover Code) will not apply if our place of management and control is considered to change to outside the United Kingdom.

Prior to the consummation of this offering, we will re-register as a public limited company incorporated in England and Wales. Our place of central management and control is, and is expected to continue to be, in the United Kingdom. Accordingly, we will be subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Panel on Takeovers and Mergers determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, we would not be subject to the rules regarding mandatory takeover bids. The following is a brief summary of some of the most important rules of the Takeover Code:

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In connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer.

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When a person (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company when taken together with shares in which persons acting in concert with that person are interested (which percentage is treated by the Takeover Code as the level at which effective control is obtained), or (b) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested when they are, together with persons acting in concert with them, already interested in shares which carry not less than 30% of the voting rights but do not hold shares carrying more than 50% of such voting rights, they must make a cash offer to all other shareholders at the highest price paid by them in the twelve months before the offer was announced.

•

When interests in shares carrying 10% or more of the voting rights of a class have been acquired by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period (i.e. before the shares subject to the offer have been acquired) and the previous twelve months, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at the highest price paid by the offeror or any person acting in concert with them in that period. Further, if an offeror or any person acting in concert with them acquires for cash any interest in shares during the offer period, the offer for the shares must be in cash or accompanied by a cash alternative must be made available at a price at least equal to the highest price paid for such shares during the offer period.

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If, after an announcement is made, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.

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The offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

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Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•	All shareholders must be given the same information.

•	Those issuing takeover circulars must include statements taking responsibility for the contents thereof.

•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

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Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

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Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealings in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

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Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our Articles of Association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our Articles of Association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if the ordinary shares underlying their ADSs are not voted as they have requested or if such shares cannot be voted.

Holders of ADSs are not treated as holders of our ordinary shares.

By participating in this offering you will become a holder of ADSs with underlying ordinary shares in a company incorporated under English law. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of American Depositary Shares.”

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

The depositary for our ADSs is entitled to charge holders fees for various services, including annual service fees.

The depositary for our ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into the

Depository Trust Company (DTC), the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The depositary for our ADSs will not generally be responsible for any United Kingdom stamp duty or stamp duty reserve tax arising upon the issuance or transfer of ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would be likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

Prior to the consummation of this offering, we will alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from

Perspectum Holdings Limited to Perspectum Holdings plc. English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period of five years ending                , 2026, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period of five years ending                , 2026 which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our business, results of operations, financial condition, cash flows and prospects, and reduce the net returns to our shareholders.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s (OECD), Base Erosion and Profit Shifting (BEPS), Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, HMRC, the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Our articles of association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Our articles of association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints (i.e., any derivative action or proceeding brought on behalf of us, any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees, any action or proceeding asserting a claim arising out of any provision of the Companies Act or our articles of association or any action or proceeding asserting a claim or otherwise related to the affairs of our company) other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, our articles of association will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to design, develop and market innovative products in both existing indications and new indications;

•

our planned commercialization and marketing efforts and expected future growth, both in the United States and internationally, including our plans for sales force expansion and our expectations regarding direct and indirect commercialization approaches;

•	the size and growth potential of the markets for our existing and future products within chronic metabolic disease, multi-organ pathologies and cancer, and our ability to serve those markets;

•	the rate and degree of market acceptance of our products;

•	our ability to obtain and maintain regulatory approval or clearance for our products and our expectations regarding the timelines for such approvals or clearances;

•	our ability to obtain third-party payor coverage and reimbursement for our products;

•	our expectations around future research and development of additional products or improvements to existing products;

•	regulatory and coverage and reimbursement developments in the United States and internationally;

•	our expectations regarding the adequacy of third parties on which we depend, including Amazon Web Services (AWS) as our provided of cloud services;

•	our recurring losses from operations and other financial performance measures and our need to raise additional capital over time;

•	our understanding of the competitive landscape for our products, including the development, regulatory approval, efficacy and commercialization of competing products;

•	our ability to promote the use of software-as-a-service (SaaS) within our target markets;

•	our ability to adapt to operation as a public company and develop and maintain related corporate infrastructure, including internal controls;

•	our expected use of proceeds from the offering;

•	our ability to obtain, maintain, protect, enforce and defend our intellectual property rights for our current products, any future products we may develop and our technology;

•	our ability to commercialize our products without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•	potential claims or disputes relating to our intellectual property and third-party intellectual property;

•	whether we are classified as a passive foreign investment company (PFIC) for future periods;

•

international trade impacts on us as a result of the United Kingdom’s departure from the European Union; our expectations regarding the period during which we qualify as an emerging growth company under the Jumpstart our Business Startups Act of 2012 (JOBS Act) and our status as a foreign private issuer;

•	our other plans, objectives, expectations and intentions contained in this prospectus that are not historical; and

•	the potential for a pandemic, epidemic or outbreak of an infectious diseases in the U.S., UK or EU, including the COVID-19 pandemic, to disrupt our business.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ADSs in this offering will be approximately $            million, or $            million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $            million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering by $            million, assuming the assumed initial public offering price remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of December 31, 2020, we had cash of $26.7 million and no debt. We currently intend to use the net proceeds from this offering, together with our existing cash, as follows:

•	To advance our existing products and develop new products;

•	To facilitate expansion and access to the United States market, by enabling market access with CMS and other payors, as well as by hiring sales teams and funding sales expansion; and

•	For general corporate purposes, including working capital, research and development, business development, sales and marketing activities and capital expenditures.

We may also use a portion of the net proceeds from this offering to acquire or invest in complementary products, technologies or businesses, although we have no present agreements or commitments to do so.

Based on our current operational plans and assumptions, we estimate that the net proceeds from this offering, combined with our current cash, will be sufficient to fund our operations and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials, the potential for achieving accelerated regulatory approval and the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed government obligations. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

CORPORATE REORGANIZATION

Perspectum Holdings Limited is a private company with limited liability incorporated pursuant to the laws of England and Wales in March 2021. Perspectum Holdings Limited was incorporated with nominal assets and no liabilities for the purpose of becoming the ultimate holding company for Perspectum Ltd and for the purpose of consummating the corporate reorganization described herein. Perspectum Ltd was incorporated as a private company with limited liability under the laws of England and Wales on September 18, 2012.

Prior to the completion of this offering:

•	Perspectum Holdings Limited will become the direct holding company of Perspectum Ltd pursuant to a share-for-share exchange as described below.

•	Perspectum Holdings Limited will re-register as a public limited company to be re-named Perspectum Holdings plc.

•	Perspectum Holdings plc will then have four direct and indirect subsidiaries: Perspectum Ltd, Perspectum Inc., Perspectum Asia PTE. LTD. and Perspectum, Unipessoal Lda.

Therefore, investors in this offering will only acquire, and this prospectus only describes the offering of, ADSs representing ordinary shares of Perspectum Holdings plc.

The corporate reorganization will take place in several steps, some of which will be completed following the completion of this offering. We refer to the following steps, which are discussed in more detail below, as our “corporate reorganization”:

Prior to completion of this offering:

•

Adjustment of the nominal value of the subscriber share of Perspectum Holdings Limited: We expect that the share capital of Perspectum Holdings Limited will be adjusted by way of an issue of one or more additional shares in the capital of the Perspectum Holdings Limited and a subdivision and/or consolidation of the share capital into shares with a nominal value that is the same nominal value as the shares to be issued in the following step.

•

Exchange of Perspectum Ltd Shares for Perspectum Holdings Limited Shares: Perspectum Ltd will be treated as a disregarded entity solely for U.S. federal income tax purposes and all shareholders of Perspectum Ltd will exchange each of the shares held by them for shares of Perspectum Holdings Limited to result in them holding the same number and class of newly issued shares of £             nominal value each of Perspectum Holdings Limited and, upon completion of the transfer of the shares in Perspectum Ltd, Perspectum Ltd will become a wholly owned subsidiary of Perspectum Holdings Limited.

•	Reduction of capital of Perspectum Holdings Limited: Perspectum Holdings Limited will reduce its issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act.

•	Re-registration of Perspectum Holdings Limited as a public limited company and change of name to Perspectum Holdings plc.

•

Reorganization of separate classes of shares of Perspectum Holdings plc into a single class of ordinary shares: The different classes of issued share capital of Perspectum Holdings plc will be reorganized into a single class of ordinary shares.

Following completion of this offering:

•

Reorganization of any deferred shares of Perspectum Holdings plc: Any deferred shares of Perspectum Holdings plc may be transferred, consolidated, subdivided and/or cancelled and deferred shares may be created as a result of a subdivision for the purposes of simplifying our share capital and to ensure compliance with the applicable requirements of the Companies Act.

•

Reorganization of separate classes of shares of Perspectum Ltd into a single class of ordinary shares: The different classes of issued share capital of Perspectum Ltd will be reorganized into a single class of ordinary shares.

•	Reduction of capital of Perspectum Ltd: Perspectum Ltd is expected to reduce its issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act.

Adjustment of the Nominal Value of the Subscriber Share of Perspectum Holdings Limited

Perspectum Holdings Limited was incorporated with share capital of a single ordinary share of £1.00 nominal value. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we expect that the initial shareholder of Perspectum Holdings Limited will subscribe for one or more additional ordinary shares in the capital of Perspectum Holdings Limited and approve a subdivision and/or consolidation of the share capital of Perspectum Holdings Limited into shares with a nominal value that is the same nominal value of the shares to be issued in the following step.

Exchange of Perspectum Ltd Shares for Perspectum Holdings Limited Shares

The share capital of Perspectum Ltd is divided into the following classes: ordinary shares and series B convertible preferred shares. Prior to the effectiveness of the registration statement of which this prospectus forms a part, the shareholders of Perspectum Ltd will exchange each of these shares of Perspectum Ltd for shares of Perspectum Holdings Limited to result in them holding the same number and class of shares, with the same rights, in Perspectum Holdings Limited. As a result, Perspectum Holdings Limited will become the sole shareholder of Perspectum Ltd.

Reduction of Capital of Perspectum Holdings Limited

Perspectum Holdings Limited is expected to reduce its issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act by way of the reduction in the nominal value of shares issued and outstanding. Such reduction of capital is expected to be approved by special resolutions passed by the shareholders of Perspectum Holdings Limited and the reserve arising upon completion of such reduction of capital will be credited to Perspectum Holdings Limited’s reserves that are available for distribution.

Re-registration of Perspectum Holdings Limited as a Public Limited Company and Change of Name to Perspectum Holdings plc

Following the steps described above and prior to the completion of this offering, Perspectum Holdings Limited will re-register as a public limited company and change its name to Perspectum Holdings plc. Such re-registration and change of name will require certain special resolutions to be passed by the shareholders of Perspectum Holdings Limited to approve the re-registration as a public limited company, the name change to Perspectum Holdings plc and the adoption of new articles of association for Perspectum Holdings plc appropriate for a public company.

Reorganization of Separate Classes of Shares of Perspectum Holdings plc into a Single Class of Ordinary Shares

Pursuant to the terms of the articles of association of Perspectum Holdings plc prior to the closing of this offering, the series B convertible preferred shares of Perspectum Holdings plc will be converted into ordinary shares of Perspectum Holdings plc on a one for one basis.

Following the reorganization into a single class of ordinary shares as described above, such ordinary shares will be consolidated and subdivided to reflect an approximately              -for-              reverse split of such ordinary shares and the balance of any ordinary shares will be redesignated as deferred shares prior to completion of this offering.

Such reorganization will involve (without limitation) the redesignation of series B convertible preferred shares and the consolidation and/or subdivision of shares pursuant to the terms of our articles of association in effect at such time as described above. The number of shares that each shareholder of Perspectum Holdings plc receives will be rounded up or down to the nearest whole share. Therefore, upon consummation of the corporate reorganization and prior to the completion of this offering, the shareholders of Perspectum Holdings plc will hold an aggregate of approximately              ordinary shares of Perspectum Holdings plc.

Reorganization of Deferred Shares of Perspectum Holdings plc

Following completion of this offering, any deferred shares of Perspectum Holdings plc may be transferred, consolidated, subdivided and/or cancelled and deferred shares may be issued for the purpose of simplifying our share capital structure and to ensure compliance with the applicable requirements of the Companies Act.

Reorganization of Separate Classes of Shares of Perspectum Ltd into a Single Class of Ordinary Shares

Pursuant to the terms of the articles of association of Perspectum Ltd in effect at such time, each series B convertible preferred share of Perspectum Ltd will be reorganized into ordinary shares of Perspectum Ltd.

Reduction of Capital of Perspectum Ltd

Perspectum Ltd is expected to reduce its issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act by way of the reduction in the nominal value of shares issued and outstanding and/or reduction of the amounts credited to Perspectum Ltd’s share premium account or other permitted undistributable reserves. Any such reduction of capital will be credited to Perspectum Ltd’s reserves that are available for distribution.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2020 on:

•	an actual basis;

•	a pro forma basis to give effect to our corporate reorganization; and

•	a pro forma as adjusted basis to give effect to (i) our corporate reorganization and (ii) the sale of ADSs in this offering.

The pro forma as adjusted calculations assume an initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the sections titled “Presentation of Financial and Other Information,” “Selected Financial and Other Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands of U.S. dollars, except share and per share data)
Cash	$26,684	$	$

Shareholders’ equity:
Preferred shares, par value £0.0001 per share; 241,863,862 shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	30
Ordinary shares, par value £0.0001 per share; 560,612,736 shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	73
Additional paid-in capital	66,574
Accumulated other comprehensive income	3,394
Accumulated deficit	(39,533)

Total shareholders’ equity	30,538

Total capitalization	$30,538	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total shareholders’ equity and total capitalization by $ million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total shareholders’ equity and total capitalization by $ million, assuming no change in the assumed initial public offering price per ADS and after deducting estimated underwriting discounts and commissions.

Unless otherwise stated, the number of our ordinary shares to be outstanding after this offering is based on                  ordinary shares issued and outstanding as of December 31, 2020, having given effect to the corporate reorganization and includes ordinary shares in the form of ADSs to be issued and sold by us in this offering, and excludes:

•	ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020;

•	ordinary shares issuable upon the exercise of options granted after December 31, 2020;

•	ordinary shares authorized for future issuance under our 2017 Plan;

•	ordinary shares authorized for future issuance under our 2021 Plan, which will become effective in connection with the offering.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the consummation of the transactions described under “Corporate Reorganization” prior to the closing of this offering;

•	an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise of the option granted to the underwriters to purchase up to an additional ADSs in connection with this offering.

DILUTION

If you invest in our ADSs in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the pro forma as adjusted net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of December 31, 2020, we had a historical net tangible book value of $30.9 million, or $0.06 per ordinary share (equivalent to $0.06 per ADS). Our net tangible book value per share represents the amount of our total assets less our total liabilities, divided by the total number of ordinary shares outstanding at December 31, 2020.

After giving effect to our corporate reorganization, in which all of our outstanding preferred and ordinary shares will be redesignated as ordinary shares on a 1-for-1 basis in connection with the consummation of this offering, our pro forma net tangible book value at December 31, 2020 would have been $            per ordinary share (equivalent to $            per ADS). After giving further effect to the sale of            ADSs in this offering at an assumed initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2020 would have been $            per ordinary share (equivalent to $            per ADS). This represents an immediate increase in pro forma as adjusted net tangible book value of $            per ADS to existing investors and immediate dilution of $            per ADS to new investors. The following table illustrates this dilution to new investors purchasing ADSs in this offering on a per ADS basis:

Assumed initial public offering price per ADS		$
Historical net tangible book value per ADS as of December 31, 2020	$0.06
Change in net tangible book value per ADS attributable to our corporate reorganization
Pro forma net tangible book value per ADS as of December 31, 2020
Increase in net tangible book value per ADS attributable this offering
Pro forma as adjusted net tangible book value per ADS as of December 31, 2020
Dilution per ADS to new investors purchasing ADSs in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2020 after this offering by $            per ADS, and would increase (decrease) dilution to new investors by $            per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 in the number of ADSs we are offering would increase our pro forma as adjusted net tangible book value as of December 31, 2020 after this offering by $            per ADS, and would decrease dilution to new investors by $            per ADS, assuming the assumed initial public offering price per ADS remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 in the number of ADSs we are offering would decrease our pro forma as adjusted net tangible book value as of December 31, 2020 after this offering by $            per ADS, and would increase dilution to new investors by $            per ADS, assuming the assumed initial public offering price per ADS remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full, the pro forma as adjusted net tangible book value per ADS after the offering would be $            , the increase in net tangible book value per ADS to existing shareholders would be $            and the immediate dilution in net tangible book value per ADS to new investors in this offering would be $            .

The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2020, the differences between the existing shareholders and the new investors in this offering with respect to the number of ordinary shares, including ordinary shares represented by ADSs purchased from us, the total consideration paid to us and the average price per share, including ordinary shares represented by ADSs, based on an assumed initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased from US(1)			Total Consideration			Average Price per Ordinary Share
	Number	Percent		Amount	Percent
Existing shareholders			%			%
New investors

Total		100%			100%

(1)	Including ordinary shares underlying ADSs.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, which is the midpoint of the price range on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming no change in the assumed initial public offering price per ADS.

If the underwriters exercise their option to purchase additional ADSs in full, the percentage of ordinary shares held by existing shareholders will decrease to            % of the total number of ordinary shares outstanding after the offering, and the number of shares held by new investors will be increased to            , or            % of the total number of ordinary shares outstanding after this offering.

We also may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities may result in further dilution to our shareholders.

Unless otherwise stated, the number of our ordinary shares to be outstanding after this offering is based on              ordinary shares issued and outstanding as of December 31, 2020, having given effect to the corporate reorganization and includes ordinary shares in the form of ADSs to be issued and sold by us in this offering, and excludes:

•	ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020;

•	ordinary shares issuable upon the exercise of options granted after December 31, 2020;

•	ordinary shares authorized for future issuance under our 2017 Plan;

•	ordinary shares authorized for future issuance under our 2021 Plan, which will become effective in connection with the offering.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the consummation of the transactions described under “Corporate Reorganization” prior to the closing of this offering;

•	an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise of the option granted to the underwriters to purchase up to an additional ADSs in connection with this offering.

SELECTED FINANCIAL AND OTHER INFORMATION

The following tables present our selected financial data as of the dates and for the periods indicated. We derived the selected statement of operations and comprehensive loss data for the year ended December 31, 2019 and 2020 and the selected balance sheet data as of December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of our future results. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Presentation of Financial and Other Information,” “Corporate Reorganization,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We maintain the financial statements of each entity within the group in its local currency. Our functional currency is pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss.

For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenues and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity. All historical share and per share data included in these financial statements exclude the impact of the              -for-             reverse share split that will be part of our corporate reorganization. Our pro forma earnings per share data does give effect to the split.

On March 18, 2021, Perspectum Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Perspectum Ltd pursuant to our corporate reorganization. See “Corporate Reorganization.” Prior to completion of this offering, Perspectum Holdings Limited will re-register as a public limited company and change its name to Perspectum Holdings plc. Prior to this offering, Perspectum Holdings plc has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of Perspectum Holdings plc for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. We have historically conducted our business through Perspectum Ltd and its subsidiaries, and therefore our historical consolidated financial statements present the consolidated results of operations of Perspectum Ltd. All significant intercompany balances and transactions have been eliminated in consolidation. Following the corporate reorganization, the historical consolidated financial statements of Perspectum Holdings plc will be retrospectively adjusted to include the historical financial results of Perspectum Ltd for all periods presented.

	Year Ended December 31,
	2019	2020
Statement of Operations and Comprehensive Loss of Perspectum Ltd
Revenues, net	$7,914	$8,610
Cost of revenues	3,089	2,898

Gross Profit	4,825	5,712

	Year Ended December 31,
	2019	2020
Operating expense:
Research and development	7,320	7,992
Sales and marketing	1,380	1,166
General and administrative	9,095	11,463

Total operating expenses	(17,795)	(20,621)

Loss from operations:	(12,970)	(14,909)
Other income (expense), net:
Other income (expense)	(158)	407
Fair value change of convertible notes	(231)	(913)
Fair value change of convertible notes—due to a related party	(423)	(1,642)
Benefit from R&D tax credit	2,604	2,239
Grant income	718	1,801

Total other income, net	2,510	1,892

Loss before income taxes	(10,460)	(13,017)
Income tax expense	(60)	(50)

Net loss	$(10,520)	$(13,067)
Other comprehensive income:
Foreign exchange translation adjustment	313	2,987

Comprehensive loss	$(10,207)	$(10,080)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.02)	$(0.02)

Weighted average ordinary shares outstanding—basic and diluted	548,845,505	557,271,966

Pro forma net loss per share attributable to ordinary shares, basic and diluted (unaudited)(1)

Pro forma weighted average number of ordinary shares outstanding basic and diluted (unaudited)(1)

Supplemental pro forma net loss per share attributable to ordinary shares, basic and diluted (unaudited)(2)

Supplemental pro forma weighted average number of ordinary shares outstanding, basic and diluted (unaudited)(2)

	As at December 31,
	2019	2020
	(in thousands of U.S. dollars, except share and per share data)
Balance Sheet Data:
Cash	$13,373	$26,684
Working capital(3)	577	28,802
Total assets	21,281	36,429
Ordinary shares	72	73
Preferred shares	—	30
Additional paid-in capital	27,766	66,574
Accumulated deficit	(24,466)	(39,533)
Total shareholders’ equity	1,779	30,538

(1)	Pro forma net loss per share attributable to ordinary shareholders—basic and diluted (unaudited) and pro forma weighted average ordinary shares outstanding—basic and diluted (unaudited) gives effect to the anticipated impact of retroactively reflecting the -for- reverse share split and that will be part of our corporate reorganization, upon consummation, throughout all periods presented, but not the other actions to be taken, and not yet completed, in connection with our corporate reorganization as described under “Corporate Reorganization”. Such pro forma data will become the historical earnings/(loss) per share upon consummation of the corporate reorganization.
(2)	Supplemental pro forma net loss per share attributable to ordinary shareholders—basic and diluted (unaudited) and supplemental pro forma weighted average ordinary shares outstanding—basic and diluted (unaudited) gives further effect to the other actions to be taken in connection with our corporate reorganization, including conversion of all outstanding convertible preferred shares (including the impact of the -for- reverse share split) as if the conversion had occurred at the later of January 1, 2020 or the issuance of the preferred shares.
(3)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in this prospectus. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

On March 18, 2021, Perspectum Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Perspectum Ltd pursuant to our corporate reorganization. See “Corporate Reorganization.” Prior to this offering, Perspectum Holdings Limited has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of Perspectum Holdings Limited for the period of its operations prior to the corporate reorganization would not be meaningful and is not presented. At the closing of this initial public offering, Perspectum Holdings Limited will be reregistered as a public company and renamed Perspectum Holdings plc. Following the corporate reorganization, the historical consolidated financial statements of Perspectum Holdings plc will be retrospectively adjusted to include these historical financial results of Perspectum Ltd for all periods presented.

Overview

We are a leading commercial-stage precision health company focused on democratizing high-quality care globally through the use of our proprietary digital technologies that enable healthcare providers to provide better care for patients. Our non-invasive software products combine expertise in image formation, magnetic resonance (MR) image analysis and artificial intelligence (AI) to support healthcare provider diagnosis, treatment decision-making and monitoring of the progression of chronic metabolic diseases, multi-organ pathologies and cancer, and determine whether the patient is responding to therapy. Our products have the potential to transform clinical management for millions of adult and pediatric patients worldwide by enabling more cost-effective clinical care pathways that support early detection, diagnosis and prognosis, while minimizing the need for expensive, high-risk invasive diagnostic procedures and supporting the targeted use of therapeutics.

Our product portfolio comprises cloud-based AI-driven software that utilizes medical images to provide better decision support for the diagnosis, stratification and monitoring of patients with chronic metabolic diseases – especially liver diseases, multi-organ pathologies and cancer. Our cloud-based products are data-driven and report comprehensive quantitative metrics to healthcare providers, equipping them with actionable information for improved patient management in significantly less time than conventional diagnostic pathways. Our products have the potential to address the significant unmet medical need for accurate, cost-effective and non-invasive diagnostic procedures, and enhance patient comprehension of test results. Through our proprietary interface, the Perspectum Portal, we are able to deliver our software-as-a-service (SaaS) platform products to customers worldwide through the existing global installed base of imaging equipment, including MR systems. Our SaaS platform products are enabled at approximately 350 locations across the world. The Perspectum Portal also obviates the need for deployment of software on site and provides an additional layer of intellectual property protection to our proprietary image analyses in global markets.

Our platform’s ability to reliably convert digital inputs into actionable clinical insights creates the potential for broad applications, with the current pipeline of products for chronic metabolic diseases, multi-organ pathologies and cancer representing an estimated potential total addressable market (TAM) of over $30 billion in the United States. Our flagship AI-driven product, LiverMultiScan, has been cleared by the FDA for non-invasive diagnosis and monitoring of liver disorders, which may include nonalchoholic fatty liver disease (NAFLD) and nonalcoholic steatohepatitis (NASH), a severe form of fatty liver disease. NASH is estimated to affect more than 250 million adults globally and more than 20 million adults in the United States.

There are currently over 50 potential NASH therapeutics in various stages of clinical trial development. The development of NASH drugs has been beset by slow patient enrollment in heterogeneous patient populations, as well as considerable cost, driven in part by a dependence on liver biopsy for patient screening and determination of treatment efficacy. LiverMultiScan, utilizing its proprietary biomarkers, has been shown in published studies to be as accurate as liver biopsy and superior to other imaging products and blood-based tests in the diagnosis of NASH. LiverMultiScan has been used in the clinical development of NASH therapeutics in 35 pharmaceutical trials to date, including approximately 32% of all ongoing Phase 2 or Phase 3 NASH clinical trials with an imaging modality. In addition, LiverMultiScan has been used in over 70 clinical trials and studies with over 100 research partners and involving over 50,000 patients. We believe that our non-invasive approaches also improve patient retention and compliance to protocol associated with patients’ aversion to biopsy. Our growth strategy will leverage our relationships with pharmaceutical companies to further our goal of scaling these products beyond therapeutics development and directly into clinical practice on a global basis.

Our software products are regulated as medical devices. Our platform has already delivered three FDA-cleared medical devices with applications in fatty liver disease (LiverMultiScan), hepatobiliary disease (MRCP+) and liver cancer (Hepatica). Our device for multi-organ pathologies (CoverScan MD) is in the process of submission for FDA clearance. We have demonstrated our ability to rapidly innovate from concept to device cleared or authorized for emergency use in as little as one year. Our software products can be utilized by existing diagnostic imaging hardware across vendors, which enables an efficient commercial path to large patient populations.

Our revenues were $7.9 million and $8.6 million with net losses of $10.5 million and $13.1 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020 we had an accumulated deficit of $39.5 million. As of December 31, 2020, we had unrestricted cash of $26.7 million.

We have funded our operations to date primarily with proceeds from the sale of ordinary shares, convertible preferred shares and convertible loan notes, having raised $66.6 million to date. Our losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future.

The development of our products and our revenue has been and may in the future be disrupted and materially adversely affected in the future by a pandemic, epidemic or outbreak of an infectious disease, such as the recent COVID-19 pandemic. The spread of COVID-19 has impacted the global economy and has impacted our operations, including the interruption of our research and development activities and led to a decrease in diagnostic services revenues as enrolment in clinical trials slowed as patients could not be scanned due to the shut downs however total revenues increased from new contract wins. We reduced cost of revenues in 2020 as analysis time was redeployed to research and development for CoverScan MD. Given many staff could not perform client facing roles during 2020 we utilized government support programs in the United States, the United Kingdom and Singapore and claimed $538,292, $397,969 and $58,059 respectively. COVID-19 could affect our employees or the employees of our service providers, suppliers, partners and customers’ disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business have in the past and may in the future materially impact the ability of employees and patients to access customer and research and development sites. We have implemented work-at-home policies and have in the past experienced limitations in employee resources. Our increased reliance on personnel working from home has in the past and may in the future negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business.

We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

Factors Affecting Our Business

There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:

Market acceptance. The growth of our business depends on our ability to gain broad acceptance of our current products by continuing to establish and expand relationships with both pharmaceutical company customers to support our sale of products for therapeutic development programs and healthcare systems with broad population coverage to accelerate commercial adoption of our products for clinical use for diagnosis and monitoring of diseases, to the extent cleared for commercial sale. Our business will also depend on the market acceptance of any therapeutics for which our products may serve as companion diagnostics or assist in therapeutic management, for example in connection with approval and commercialization of NASH therapeutics for which we are involved in the pharmaceutical development effort. In support of this, we must continue to make pharmaceutical company customers and their clinical research organizations (CRO), healthcare providers and other healthcare professionals and healthcare systems, aware of the benefits of our products to generate increased demand and frequency of use, and thus increase sales to these customers. Our ability to grow our business will also depend on our ability to expand our customer base in existing or new target end markets.

Regulatory approvals/clearances and timing and efficiency of new product introductions. We must successfully obtain timely approvals or clearances and introduce new products that gain acceptance with both pharmaceutical company customers as well as healthcare systems and healthcare providers. We will also need to obtain regulatory clearance or approval of new products in the United States, including CoverScan MD, and in markets outside the United States.

Sales force size and effectiveness. The rate at which we grow our sales force and the speed at which newly hired salespeople become effective can impact our revenue growth or our costs incurred in anticipation of such growth, in particular with respect to the commercialization of our products for clinical use. Guided by the pace of progress we make in our market access activities including securing Centers for Medicare and Medicaid Services (CMS) reimbursement and third-party payor contracts and ensuring the adoption of our Category III Current Procedural Terminology (CPT) codes, we intend to make significant investments in our sales and marketing organization by expanding an efficient team of business managers, clinical specialists and medical educators. We plan to supplement our direct sales force with original equipment manufacturer (OEM) partnerships, such as the agreement we have established with GE Healthcare. We intend to expand our sales and marketing programs outside the United States primarily through partnerships, such as the agreement we established in March 2021 with Clairvo Technologies Inc. (Clairvo), a subsidiary of the Marubeni Corporation in Japan.

Reimbursement. Our future revenue, in particular with respect to our commercialization of products for clinical use, will be impacted by our market access activities, including securing CMS reimbursement and third-party payor contracts, and ensuring the adoption of our Category III CPT codes. The level of reimbursement from third-party payors for procedures performed using our products will have a substantial impact on the prices we are able to charge for our products and how widely our products are utilized. The level at which reimbursement is set for procedures using our products, and any future increases in reimbursement, will depend substantially on our ability to generate clinical evidence, to gain advocacy in the respective physician societies and to work with CMS and third-party payors.

Competition. The diagnostics industry is intensely competitive and, in particular, we compete with a number of large, well-capitalized companies. This industry is characterized by rapid product innovations. We must continue to successfully compete in light of our competitors’ existing and future ambitions.

Investment in clinical development by pharmaceutical companies. To date, we have generated substantially all of our revenues from the use of our products by pharmaceutical company customers for therapeutics development programs, in particular for the development of potential NASH therapeutics. The timing and progression of existing trials, or the initiation of new trials, by our pharmaceutical company customers can impact the number of scans being performed, and our related revenue, in a given quarter. The timing of trials commencing and concluding can cause fluctuations in quarter-on-quarter revenues.

Clinical results. Publications of clinical results by us, our competitors and other third parties can have a significant influence on whether, and the degree to which, our products are accepted and used by healthcare providers and the procedures and treatments those healthcare providers choose to administer for a given condition. Similarly, clinical results related to any therapeutics for which our products may serve as a companion diagnostic or assist in therapeutic management, for example in NASH, may have a similar influence on our products.

Product and geographic mix; timing. Our financial results, including our revenues and gross margins, may fluctuate from period to period based on the timing of customer orders which can be impacted by a number of factors, such as the mix of services sold, whether the services are sold directly or through a partnership agreement and the geographic mix of where products are sold.

Components of Our Results of Operations

We present our results of operations in the same way that we manage our business, evaluate our performance and allocate our resources. We have concluded that we have only one core business activity, and there are no separately identifiable business segments that provide individual products or services or a group of related products and services that would be subject to separate risks and returns. The financial information reported to our Chief Executive Officer, who is considered our chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on our overall activities. Therefore, we have determined that we only have one reportable segment, which is the sale of products via a software-as-a-medical device platform.

Revenues

Revenues are currently generated principally through the use of our services by pharmaceutical company customers via our software platform for the development of therapeutics. Revenues are also generated through the sale of our diagnostic services in the form of a patient diagnostic report either bundled with pharmaceutical development services or separately to healthcare systems for use primarily in patient clinical diagnosis and monitoring activities.

The following table shows customers representing equal to or greater than 10% of revenues for the years ended December 31, 2019 and 2020:

	As of December 31,
	2019	2020
Customer A	28%	*
Customer B	*	14%
Customer C	17%	*
Customer D	*	24%
Customer E	*	10%

Total	45%	48%

*	indicates where the revenues from the customer were less than 10% of revenues for the specific financial period

Cost of revenues

Cost of revenues generally consist of direct labor (including bonus, employee benefits and non-cash share-based compensation) and capitalized software amortization. Costs associated with analyzing images, preparing our proprietary report and account management are recorded, regardless of whether revenues were recognized with respect to that scan. We expect the cost of revenues to be impacted by customer mix, product mix, productivity, and wage inflation. Research and development imaging analysis is reported as research and development expense. In the future, we expect cost of revenues as a percentage of revenues to decrease as we gain scale of operations.

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the ongoing development of LiverMultiScan, MRCP+, Hepatica and CoverScan MD as well as research and development into new indications. We expense research and development costs as incurred. Because we have limited resources and access to capital to fund our operations, we must decide which products to pursue and the amount of resources to allocate to each. As such, we have been focused to date primarily on the development of LiverMultiScan. We incur both direct and indirect expenses related to our research and development programs, albeit the majority of the cost is direct. Direct expenses include the cost of labor for personnel engaged in research and development (including bonus, employee benefits and non-cash share-based compensation). Indirect expenses include third-party expenses related to our programs such as consulting fees, regulatory costs, participation in academic studies and clinical validation costs. In the future, we expect research and development expenses to increase in absolute dollars as we continue to develop new products, enhance existing products and technologies and perform activities related to obtaining additional regulatory approvals.

Sales and marketing expenses

Sales and marketing expenses, are comprised of the costs of selling, market access, marketing and medical affairs. Such costs are expensed as incurred and include direct labor costs (including commissions and bonuses, employee benefits and non-cash share-based compensation) and indirect labor costs (including travel, training and conferences).    We expect our sales and marketing expenses to increase in absolute dollars as we execute our commercialization strategy in clinical adoption; expand our sales force, increase our presence within and outside of the United States, and increasing our marketing activities to drive further awareness and adoption of our products.

General and administrative expenses

General and administrative expenses consist principally of direct labor costs (including bonus, employee benefits and non-cash share-based compensation) of the executive and back-office functions including legal, finance, human resources and IT. Non-direct labor costs include professional and advisory fees for legal, accounting, auditing, tax and administrative consulting services, administrative travel expenses, property and insurance costs and other operating costs. We anticipate that our general and administrative expenses will increase in absolute dollars in the future as we increase our headcount to support the continued growth of our business. We also anticipate that we will incur increased accounting, audit, legal, investor relations and director and officer insurance costs associated with maintaining compliance with stock exchange listing and SEC requirements and operating as a company that is publicly listed in the United States. In addition, we also expect non-cash stock compensation charges to increase in the future across cost of revenues, research and development expenses, sales and marketing expenses and general and administration expenses as all stock options outstanding under the 2017 Equity Incentive Plan, as amended in July 2019 (2017 Plan), will fully vest upon the closing of this initial public offering.

Other income (expense), net

Other income primarily consists of benefit from research and development tax credits, foreign currency gains (losses) due to exchange rate fluctuations on transactions denominated in a currency other than our functional currency, and income received from grants. The other income is offset by the interest expense and fair value change related to our loan note borrowings that were converted to series B convertible preferred shares in March 2020.

Consolidated Results of Operations

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020	Change
Revenues	$7,914	$8,610	$696
Cost of revenues	3,089	2,898	191

Gross profit	4,825	5,712	887
Operating expenses
Research and development	7,320	7,992	672
Sales and marketing	1,380	1,166	(214)
General and administrative expenses	9,095	11,463	2,368

Loss from operations	(12,970)	(14,909)	(1,939)
Other income, net	2,510	1,892	(618)

Operating loss before taxes	(10,460)	(13,017)	(2,557)
Income tax (expense)	(60)	(50)	10

Net loss	$(10,520)	$(13,067)	$(2,547)

Revenues

Revenues were $8.6 million for the year ended December 31, 2020 compared to $7.9 million for the year ended December 31, 2019, an increase of $0.7 million, or 9%. This increase in revenue was due to contract wins in 2020. Our top 10 customers accounted for approximately 87% of our total revenues for each of the years ended December 31, 2020 and 2019. For the year ended December 31, 2020, one single customer accounted for approximately 24% of our total revenues, one customer accounted for approximately 14% of our total revenues and one customer accounted for approximately 10% of our total revenues. For the year ended December 31, 2019, one single customer accounted for approximately 28% of our total revenues and one customer accounted for approximately 17% of our total revenues. No other customers accounted for 10% or more of our total revenues for these periods. The revenue attributable to our top customers has fluctuated in the past and may fluctuate in the future.

Cost of revenues

Cost of revenues were $2.9 million for the year ended December 31, 2020 compared to $3.1 million for the year ended December 31, 2019, a decrease of $0.2 million, or 6%. Gross margin for the year ended December 31, 2020 was $5.7 million, or 66% compared to $4.8 million, or 61%, for the year ended December 31, 2019 driven by increased efficiencies within the delivery of our products and redeployment of time to research and development activities including CoverScan MD.

Research and development expenses

Research and development expenses were $8.0 million for the year ended December 31, 2020 compared to $7.3 million for the year ended December 31, 2019, an increase of $0.7 million, or 10%. The increase was attributable to a rise of $0.3 million in labor costs, due to exchange rate variances (as this cost is denominated in pounds sterling) and a $0.4 million increase in study and project collaboration costs.

Sales and marketing expenses

Sales and marketing expenses were $1.2 million for the year ended December 31, 2020 compared to $1.4 million for the year ended December 31, 2019, a decrease of $0.2 million, or 14%. This movement was due to a decrease of $0.2 million in personnel-related costs as a result of a pause on the backfill of vacant positions during lockdown measures.

General and Administrative expenses

General and administrative expenses were $11.5 million for the year ended December 31, 2020 compared to $9.1 million for the year ended December 31, 2019, an increase of $2.4 million, or 26%. The increase was primarily due to $1.2 million of increased rent following the move to a new Head Office in the United Kingdom, $0.6 million increase in associated premises costs including IT costs and depreciation, and an increase of $0.6 million in labor costs, due to exchange rate variances (as this cost is primarily denominated in pounds sterling).

Other income, net

Other income, net was $1.9 million for the year ended December 31, 2020 compared to $2.5 million for the year ended December 31, 2019, a decrease of $0.6 million, or 24%. This decrease was due to the increase in the change in the fair value of convertible notes of $1.9 million in the year ended December 31, 2020 compared to the year ended December 31, 2019 and a decrease of $0.3 million in the benefit from research and development tax credit. This was partially offset by an increase in grant income of $1.1 million in the year ended December 31, 2020 and a beneficial movement in realized foreign exchange of $0.5 million from a $0.2 million loss in the year ended December 31, 2019 to a $0.3 million gain in the year ended December 31, 2020.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses in each period and on an aggregate basis as we invested in the development of several products for approval and launch predominantly in the U.S. market. We have funded our operations to date primarily with proceeds from the sale of ordinary shares, convertible preferred shares and convertible loan notes, having raised $66.6 million to date.

We currently have no ongoing material financing commitments, such as lines of credit, term debt or guarantees, that are expected to affect our liquidity over the next five years, other than lease obligations on our office premises.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2019 and 2020 (in thousands):

	Year ended December 31,
	2019	2020
Net cash used in operating activities	$(9,972)	$(10,810)
Net cash used in investing activities	(1,840)	(1,169)
Net cash provided by financing activities	12,249	23,605
Effect of exchange rate changes on cash held	249	2,043

Net increase in cash and restricted cash	$686	$13,669

Net Cash Used in Operating Activities

During the year ended December 31, 2020, net cash used in operating activities was $10.8 million, primarily resulting from our net loss of $13.1 million. This was partially offset by non-cash charges of $4.0 million relating to a change in the fair value of convertible loan notes of $2.6 million, share-based compensation of $0.7 million and depreciation and amortization of $0.7 million. In addition, working capital decreased by $1.7 million due to a reduction in prepaid expenses and other current assets of $0.6 million, a decrease in accounts receivable of $0.3 million and an increase in accrued expenses and other liabilities of $0.8 million.

During the year ended December 31, 2019, net cash used in operating activities was $10.0 million, primarily resulting from our net loss of $10.5 million. This was adjusted for non-cash charges of $2.6 million relating to depreciation of $0.5 million, share-based compensation of $0.8 million, change in fair value of convertible notes of $0.7 million and asset retirement obligation of $0.6 million related to UK lease premises. Working capital decreased by $2.0 million as prepaid expenses and other current assets, accounts receivable and other receivables reduced by $1.1 million, $0.6 million and $0.3 million respectively and accrued expenses and other liabilities increased by $0.6 million. This was partially offset by an increase in research and development tax benefit receivable of $0.4 million and a decrease of $0.2 million in accounts payable.

Net Cash Used in Investing Activities

During the year ended December 31, 2020, net cash used in investing activities was $1.2 million, primarily driven by the purchase of office equipment.

During the year ended December 31, 2019, net cash used in investing activities was $1.8 million, primarily driven by the purchase of office equipment.

Net Cash Provided by Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was $23.6 million, consisting of $23.4 million of net cash proceeds from the issuance of series B convertible preferred shares and net cash proceeds of $0.2 million from the exercise of share options.

During the year ended December 31, 2019, net cash provided by financing activities was $12.2 million, consisting of net cash proceeds of $12.1 million from the issuance of convertible loan notes and net cash proceeds of $0.1 million from the exercise of share options.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we commercialize our products in the United States, United Kingdom, Asia and Europe, move into new geographic territories and develop new products. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

Our future capital requirements will depend on many factors, including:

•	the cost, timing and results of our research and development and regulatory reviews;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any other collaborative, licensing and other arrangements that we may establish;

•	the timing, receipt and amount of revenues derived from the use of our current and potential products;

•

the degree of success we experience in procuring reimbursement coverage from governmental agencies and third-party payors, the adequacy of reimbursement rates granted, physician and patient acceptance and the overall success of commercializing our products;

•	the emergence of competing or complementary technologies;

•	the cost of preparing, filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights;

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

•	develop, maintain, expand, enforce and protect our intellectual property portfolio; and

•	transition our organization to being a public company.

Following this offering, we will be a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC, requires public companies to implement specified corporate governance practices that are currently not applicable to us as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2022. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We believe our existing cash of $26.7 million at December 31, 2020, will enable us to fund our operating expenses and capital expenditure requirements at least for the next twelve months from the date of issuance of the financial statements included in this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

We expect to finance our near-to-medium term cash needs through equity offerings, debt financings, government or other third-party funding, as well as from customer revenues. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenues are primarily generated from providing services to its customers (pharmaceutical companies and clinicians) including image diagnostics for identification and monitoring of multiple diseases through the use of its cloud-based decision support tool and proprietary biomarkers. We also generate revenues by providing pharmaceutical companies with development services which are typically bundled with our diagnostic services for those customers.

We account for revenues in accordance with ASC 606, Revenues from Contracts with Customers which we adopted, using the full retrospective method, on January 1, 2019. ASC 606 provides for a five-step model that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenues when, or as, an entity satisfies a performance obligation. The products and services to be provided to the customer and payment terms are explicitly stated within a Services Agreement or Statement of Work. We anticipate future cash flows to be impacted by the satisfaction of performance obligations from our contracts with our customers.

Our contracts comprise of two distinct performance obligations relating to diagnostic services, considered to be the patient’s diagnostic imaging reports generated via our software, and pharmaceutical development services, relating to study support services provided.

The transaction price that we expect to collect from transferring promised services to the client may include fixed amounts, variable amounts, or both. Diagnostic service revenues earned for generation of the imaging reports for customers is recognized in the month the report is provided. Consideration will be allocated to each patient’s diagnostic report based on the contractual price included at contract initiation and charged to the customer when each report is generated.

We allocate the remaining fixed consideration to the pharmaceutical development services performance obligation. Development service revenues are recognized rateably on a time-based measure of progress across the length of the contract as there is a simultaneous provision and consumption of benefits by the customer in the delivery of services. Unearned service revenue reported on the balance sheet as a contract liability represents the portion of fees paid by customers for services that have not yet been performed as of the reporting date and are recorded as the service is rendered. Discounts reduce the overall transaction price that is allocated to each of the identified performance obligations.

Share-Based Compensation

We measure share-based awards granted to employees, non-employees and directors based on the fair value on the date of the grant. Forfeitures are accounted for as they occur. We issue share-based awards with service-based vesting conditions. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. In addition, we also expect to incur non-cash share-based compensation charges of $0.5 million in connection with the accelerated full vesting of outstanding share options granted through December 31, 2020 under the 2017 Equity Incentive Plan.

Determination of the fair value of the ordinary shares

As there has been no public market for our ordinary shares to date, the estimated fair value of our ordinary shares has been determined by our board of directors as of the date of each grant, with input from management, considering our most recently available third-party valuations of our ordinary shares, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our ordinary share valuations were prepared using either an option pricing method (OPM) or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats ordinary shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary share has value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the ordinary share is then applied to arrive at an indication of value for the ordinary share. The hybrid method is a probability-weighted expected return method (PWERM), where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of our ordinary share based upon an analysis of our future values, assuming various outcomes. The ordinary share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the ordinary share under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary share. These third-party valuations were performed at various dates between January 1, 2019 and March 31, 2021, which resulted in the following valuation of our ordinary shares:

Valuation Date	Fair Value of A Ordinary Shares
April 6, 2019	$0.07
September 30, 2019	0.07
November 30, 2020	0.08
March 26, 2021

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our ordinary shares as of each grant date, including:

•	the prices at which we sold preferred shares and the superior rights and preferences of the convertible preferred shares relative to our ordinary shares at the time of each grant;

•	the progress of our research and new product development programs including regulatory milestones,

•	the status of preclinical studies and planned clinical trials for our product candidates;

•	our stage of commercial development and our business strategy;

•	external market conditions and trends affecting the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our ordinary and convertible preferred shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering (IPO) or a sale of our company in light of prevailing market conditions; and

•	the analysis of other initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

We estimate the fair value of each share option grant using the Black-Scholes option-pricing model, which uses as inputs the estimated fair value of our ordinary shares and assumptions we make for the volatility of our ordinary shares, the expected term of our share options, the risk-free interest rate for a period that approximates the expected term of our share options and our expected dividend yield. We determined the assumptions for the Black-Scholes option-pricing model as discussed below.

Each of these inputs is subjective and generally requires significant judgment to determine:

•

Fair Value of Our Ordinary Shares – Prior to this offering, our ordinary shares were not publicly traded, and therefore we estimated the fair value of our ordinary shares, as discussed in “Determination of the Fair Value of Ordinary Shares” above.

•

Expected Term – The expected term represents the period that the share-based awards are expected to be outstanding. The expected term of share options granted has been determined using the simplified method, which uses the midpoint between the vesting date and the contractual term.

•

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury constant maturity notes with terms approximately equal to the share-based award’s expected term.

•

Expected Volatility – Because we do not have a trading history of our ordinary shares, the expected volatility was derived from the average historical stock volatilities of several public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the share-based awards.

•	Dividend Rate – The expected dividend is zero as we have not paid and do not anticipate paying any dividends in the foreseeable future.

Year Ended December 31, 2019
Expected term (in years)	6.0
Expected volatility	45.7%
Risk-free interest rate	1.9%
Expected dividend yield	—
Fair value of underlying ordinary share	$0.08

No share options were issued in 2020 and therefore 2019 is presented without comparatives.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.

Once a public trading market for our ordinary shares has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our ordinary shares in connection with our accounting for granted share options and other such awards we may grant, as the fair value of our ordinary shares will be determined based on the quoted market price of our ordinary shares.

Options granted

The only share-based compensation issued has been in the form of options to purchase ordinary shares. The following table sets forth, by grant date, the number of ordinary shares subject to the equity awards granted from January 1, 2019 through December 31, 2020 and the fair value of option on each grant date:

Grant Date	Shares Underlying Options Granted	Per Share Exercise Price	Fair Value of Options to Purchase A Ordinary Shares
January 14, 2019	12,052,402	$0.07	$0.03
September 1, 2019	666,666	$0.07	$0.04
October 3, 2019	5,820,000	$0.07	$0.04
October 9, 2019	3,408,418	$0.07	$0.04
October 16, 2019	6,640,000	$0.07	$0.04
November 29, 2019	4,466,650	$0.07	$0.04

Research and development tax benefit

As a company that carries out extensive research and development activities, we benefit from two UK research and development tax credit schemes for small or medium-sized enterprises (SMEs), and the Research and Development Expenditure Credit (RDEC). Under the SME regime, we are able to surrender some of our trading losses that arise from qualifying research and development activities for a cash rebate of up to 33% of such qualifying research and development expenditure. We meet the conditions of the SME regime. Qualifying expenditures under both SME and RDEC largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. A large portion of costs relating to research and development and clinical trials are eligible for inclusion within these tax credit cash rebate claims.

The UK research and development tax credit is fully refundable and is not dependent on current or future taxable income. As a result, we record the entire benefit from the UK research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK research and development tax credits generated are needed to offset a corporate income tax liability in the United Kingdom, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.

Fair value of Convertible Notes

On September 3, 2019, we issued convertible notes to our investors, for a total principal amount of $12.1 million. On March 17, 2020 the convertible notes automatically converted into 90,663,526 series B convertible preferred shares at a share price of $0.12. The fair value was $14.5 million.

We have elected the fair value option to account for convertible notes, as permitted under Accounting Standards Codification 825, Financial Instruments (ASC 825). In accordance with ASC 825, we record these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. We concluded that it was appropriate to apply the fair value option to the convertible notes because there are no non-contingent beneficial conversion options related to the convertible notes.

Emerging Growth Company Status

On April 5, 2012, the Jumpstart Our Business Startups Act (the JOBS Act), was enacted. The JOBS Act provides that, among other things, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

As of December 31, 2020	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
Operating lease commitments	$7,402	$1,740	$1,620	$3,912	$130

Total	$7,402	$1,740	$1,620	$3,912	$130

As further discussed in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we have not yet adopted ASU No. 2016-02 (Topic 842) Leases, and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, the obligations listed above relate to expenses associated with future periods that are not currently reflected in our consolidated balance sheets. We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials, clinical and commercial supply manufacturing, support for pre-commercial activities, research and development activities and other services for our operations. We may incur potential contingent payments under license agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time and have not been included in the table above.

In October 2013, we agreed with Oxford University Innovation (OUI) that, in the event we undertake an initial public offering that meets certain agreed thresholds, OUI will, at our request, irrevocably assign the licensed patents and know-how to us. If and when such assignment occurs, we are obligated to pay OUI an upfront fee and grant a license to the University of Oxford and Oxford University Hospitals NHS Trust to use and publish the licensed patents and know-how for non-commercial use, and the Oxford License will terminate (other than with respect to our obligation to pay royalties as set forth in the agreement and certain other related provisions). Once assigned to us, in the event we are no longer commercially exploiting, or no longer intend to commercially exploit, any of the licensed patents or know-how, we are obligated to assign such licensed patents or know-how back to OUI at no cost to OUI.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2020, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash that are in excess of federally insured limits in various currencies, placed with one financial institution for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2020, we held cash of $26.7 million.

Our exposure to interest rate sensitivity is primarily impacted by changes in the underlying U.S. and UK bank interest rates. Our surplus cash is invested in interest-bearing savings. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

As of December 31, 2020, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

Foreign Currency Exchange Risk

We maintain the financial statements of each entity within the group in its local currency. Our group’s functional currency is pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the consolidated statements of operations and comprehensive loss. For financial reporting purposes our financial statements have been presented in US Dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenues and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

Credit Risk

For the year ended December 31, 2020, one single customer accounted for approximately 24% of our total revenues, one customer accounted for approximately 14% of our total revenues and one customer accounted for approximately 10% of our total revenues. For the year ended December 31, 2019, one single customer accounted for approximately 28% of our total revenues and one customer accounted for approximately 17% of our total revenues. No other customers accounted for 10% or more of our total revenues for these periods.

BUSINESS

Overview

We are a leading commercial-stage precision health company focused on democratizing high-quality care globally through the use of our proprietary digital technologies that enable healthcare providers to provide better care for patients. Our software products combine expertise in image formation, magnetic resonance (MR) image analysis and artificial intelligence (AI) to support healthcare provider diagnosis, treatment decision-making and monitoring of the progression of chronic metabolic diseases, multi-organ pathologies and cancer, and determine whether the patient is responding to therapy. Our products have the potential to transform clinical management for millions of adult and pediatric patients worldwide by enabling more cost-effective clinical care pathways that support early detection, diagnosis and prognosis, while minimizing the need for expensive, high-risk invasive diagnostic procedures and supporting the targeted use of therapeutics.

Our product portfolio comprises AI-driven software that utilizes medical images to provide better decision support for the diagnosis, stratification and monitoring of patients with chronic metabolic diseases – especially liver diseases, multi-organ pathologies and cancer. Our cloud-based products are data-driven and report comprehensive quantitative metrics to healthcare providers, equipping them with actionable information for improved patient management in significantly less time than conventional diagnostic pathways. Our products have the potential to address the significant unmet medical need for accurate, cost-effective and non-invasive diagnostic procedures, and enhance patient comprehension of test results. Through our proprietary interface, the Perspectum Portal, we are able to deliver our software-as-a-service (SaaS) platform products to customers worldwide through the existing global installed base of imaging equipment, including MR systems. Our SaaS platform products are enabled at approximately 350 locations across the world. The Perspectum Portal also obviates the need for deployment of software on site and provides an additional layer of intellectual property protection to our proprietary image analyses in global markets.

Our platform’s ability to reliably convert digital inputs into actionable clinical insights creates the potential for broad applications, with the current pipeline of products for chronic metabolic diseases, multi-organ pathologies and cancer representing an estimated potential total addressable market (TAM) of approximately $30 billion in the United States. Our flagship AI-driven product, LiverMultiScan, has been cleared by the FDA for non-invasive diagnosis and monitoring of liver disorders, which may include nonalchoholic fatty liver disease (NAFLD) and nonalcoholic steatohepatitis (NASH), a severe form of fatty liver disease. NASH is estimated to affect more than 250 million adults globally and more than 20 million adults in the United States.

There are currently over 50 potential NASH therapeutics in various stages of clinical trial development. The development of NASH drugs has been beset by slow patient enrollment in heterogeneous patient populations, as well as considerable cost, driven in part by a dependence on liver biopsy for patient screening and determination of treatment efficacy. LiverMultiScan, utilizing its proprietary biomarkers, has been shown in published studies to be as accurate as liver biopsy and superior to other imaging products and blood-based tests in the diagnosis of NASH. LiverMultiScan has been used in the clinical development of NASH therapeutics in 35 pharmaceutical trials to date, including approximately 32% of all ongoing Phase 2 or Phase 3 NASH clinical trials with an imaging modality. In addition, LiverMultiScan has been used in over 70 clinical trials and studies with over 100 research partners and involving over 50,000 patients. We believe that our non-invasive approaches also improve patient retention and compliance to protocol associated with patients’ aversion to biopsy. Our growth strategy will leverage our relationships with pharmaceutical companies to further our goal of scaling these products beyond therapeutics development and directly into clinical practice on a global basis.

Our software products are regulated as medical devices. Our platform has already delivered three FDA-cleared medical devices with applications in fatty liver disease (LiverMultiScan), hepatobiliary disease (MRCP+) and liver cancer (Hepatica). Our device for multi-organ pathologies (CoverScan MD) is in the process of submission for FDA clearance. We have demonstrated our ability to rapidly innovate from concept to device cleared or authorized for emergency use in as little as one year. Our software products can be utilized by existing diagnostic imaging hardware across vendors, which enables an efficient commercial path to large patient populations.

Our cross-disciplinary, state-of-the-art capabilities form a unique foundation for development and commercialization of differentiated clinical products. Our deep understanding of image formation and analysis allows us to develop software products that deliver repeatable and accurate results across a myriad of imaging hardware. Our expertise in AI, biostatistics and data science enables us to analyze large data sets of clinical images and associated metadata efficiently and to deliver results through the Perspectum Portal. This expertise has been validated through our selection and inclusion as a mid-abdominal imaging provider for UK Biobank, which in 2014 started the world’s largest multi-modal imaging study. Furthermore, we have established in-house software engineering processes that facilitate rapid transition from research prototype to regulatory-cleared products to address new disease states.

Our Products

Overview

Our product portfolio comprises AI-driven software that utilizes medical images to provide better decision support for the diagnosis, stratification and monitoring of patients with chronic metabolic diseases, multi-organ pathologies and cancer. From chronic liver disease, including NASH, we have successfully translated our capabilities and leveraged our success to expand into adjacent large markets. We deploy our products into clinical care and research applications through our Perspectum Portal, which is scalable to meet the growing demand for smart tools to better manage patients in response to increasing disease prevalence and introduction of new therapeutics in the market. The technologies underlying our software are protected by intellectual property, including patents with expiration dates beyond 2030. Our products are data-driven and report quantitative metrics to healthcare providers, equipping them with actionable information for improved patient management. LiverMultiScan, together with MRCP+ and Hepatica, offer a suite of imaging technologies that allow us to image the entire hepatobiliary system. In addition to our existing products, we are exploring a number of extended indications and enhancing the utility of existing products.

The key technological features of our products are:

•	Quantitative Imaging—Numerical, objective measurements from medical images for the assessment of disease or injury, relative to normal. Typically more objective than descriptive radiology reports.

•

Segmentation—Defining object boundaries, image segmentation is the process of assigning a label to every pixel in an image such that pixels with the same label share certain characteristics, e.g. separating liver tissue from non-liver tissue, such as the pancreas or heart.

•

3D Visualization—Refers to the process where a 3D model is created and rendered in imaging form. This typically conveys more holistic information than 2D visualization, e.g. the whole liver rather than a single slice.

•	Anatomic Feature Detection—Identification of specific features, e.g. ‘inflamed tissue’, using libraries of descriptors typically derived from ‘big data’ resources (e.g. UK Biobank).

•	Multi-Organ Functionality—The synergistic combination of quantitative imaging, segmentation, 3D visualization and anatomical feature detection to assess, for example, inflammation in different organs.

Product	Description	Value Proposition	Status
LiverMultiScan Approximately 21 million NASH patients in the United States $21 billion potential estimated U.S. TAM opportunity	A non-invasive technology using multiparametric MR imaging (MRI) to quantify liver tissue health and support healthcare providers in diagnosis and monitoring	Improves the care pathway for chronic liver disease through scalable, non-invasive and accurate assessment for early diagnosis, risk stratification and monitoring therapy response. It has outperformed existing imaging modalities and has been shown in published studies to predict clinical outcomes as accurately as liver biopsy

•   2 Current Procedure Terminology (CPT) codes

•   FDA cleared (since 2015)

•   CE marked (since 2018)

•   Approvals in several Asia–Pacific (APAC) countries

•   Has been used in the clinical development of NASH therapeutics in 35 pharmaceutical trials to date

MRCP+

Primary sclerosing cholangitis (PSC) and primary biliary cholangitis (PBC) are estimated to have an eligible patient population of approximately 53,000 and 131,000, respectively, in the United States by 2024;

approximately 1 million patients with gallstones presenting each year in the United States; and approximately 8.3 million people in the United States suffer from pancreatic cysts

$4.4 billion potential estimated U.S. TAM opportunity

	The only FDA-cleared decision support tool for digitized, 3D visualization and quantitative assessment of the biliary system	Enhances conventional Magnetic Resonance Cholangiopancreatography (MRCP) images to yield quantitative visualization and 3D modelling of the pancreatobiliary system and gallbladder. Supports healthcare providers in the diagnosis and management of hepatopancreatobiliary disease and cancer	• FDA cleared (January 2019) • CE marked (January 2019)

Product	Description	Value Proposition	Status

Hepatica

It is estimated that 3.7 million patients in the United States are eligible for surveillance for HCC.

$2.8 billion potential estimated U.S. TAM opportunity ($2.3 billion for liver cancer surveillance and $500 million for liver disease decision support).

	An AI-powered, precision oncology decision support software for all stages of liver cancer, which had the sixth highest cancer mortality rate in the United States from 2014–2018. Hepatica utilizes multiparametric MRI to provide superior tissue characterization as compared to computed tomography (CT)	Demonstrated ability to provide prognostic value in pre-operative identification of liver resection candidates at high risk of poor post-surgical outcomes	• FDA cleared (January 2021)

CoverScan MD

Approximately 2.5 million patients in the United States with post-acute sequelae of SARS-CoV-2 infection, which is also known as long-term COVID or “Long-COVID”

$2.5 billion potential estimated U.S. TAM opportunity

	A multi-organ imaging suite for the stratification and assessment of Long-COVID patients	Meets the urgent need for the cost-effective characterization of Long-COVID patients for targeted treatment	• Medicines and Healthcare products Regulatory Agency (MHRA) Exceptional Use Authorization (EUA) (January 2021 through July 14, 2021 if not earlier CE marked)

Figure 2. Our estimates of the potential total addressable markets for our current and future products in the United States based on estimated reimbursement and pricing for MRI-based scans using our current and future products and estimates of the prevalence of certain diseases in the population, and assume patients are in the future scanned one or more times diagnosis and monitoring during the course of their disease. Our current products utilize quantitative MRI as a standalone tool disease diagnosis and monitoring for precision healthcare. Our development pipeline of future products includes a multi-domain approach for enhanced organ assessment and cancer care with an integrated diagnostic platform utilizing digital imaging and pathology.

LiverMultiScan

LiverMultiScan is FDA-cleared and has the potential to transform the traditionally lengthy, expensive and invasive diagnosis and monitoring paradigm for management of liver disease, including NAFLD and NASH. Delivered through our Perspectum Portal, LiverMultiScan uses multiparametric MRI to non-invasively quantify liver tissue health in a multi-dimensional view of the liver. It fulfills the unmet need for a scalable diagnostic by outperforming existing imaging modalities and predicting clinical outcomes as accurately as liver biopsy. LiverMultiScan has the potential to significantly reduce the 16 to 32 week current diagnostic journey to days, decreasing the cost of liver testing by up to $10,000 per patient in the United States and providing patients with a faster pathway to diagnosis with less pain. We estimate that NASH therapeutics are likely to cost up to $25,000 per year of therapy. Because our technology provides a safe, sensitive and quick method to monitor liver health over time, we believe that LiverMultiScan provides payors with valuable insights into therapeutic management and offers significant cost savings potential.

Figure 3. Multiparametric MRI with LiverMultiScan enables precision medicine for clinically appropriate utilization of NASH drugs. Data from clinical trials demonstrate that LiverMultiScan can assist healthcare providers in identifying the best candidates for treatment and can be used to monitor treatment response.

MRCP+

Patients can suffer from concurrent disease in both functional liver tissue, or parenchyma, and in the adjacent system of ducts, organs (including the gallbladder and pancreas) and associated structures that function to produce, store, secrete and transport bile, which are referred to as the biliary tree. Biliary diseases such as sclerosing cholangitis are serious disorders leading to stricture formation. Biliary complications require expert medical, surgical and radiologic management. We have expanded our capabilities from quantifying health and risk in the liver parenchyma to the biliary tree with MRCP+. MRCP+ is FDA cleared and, through our Perspectum Portal, provides digitalized, enhanced visualization and quantitative analysis of the biliary system driven by advanced image analysis and machine learning, and, to our knowledge, is the only clinically available tool of its kind. It improves on the current standard of care by providing healthcare providers with an in-depth assessment of the bile ducts, adjacent pancreatic duct and gallbladder, enabling well-informed decision-making in hepatobiliary and pancreatic disease. MRCP+ is also synergistic with LiverMultiScan as the combination creating a new level of liver health analysis in hepatobiliary disease, including analysis of periductal iron-corrected T1 (cT1).

Hepatica

We have successfully leveraged our capabilities in liver disease to enter the liver cancer market with Hepatica. Hepatica is FDA cleared and an AI-powered, precision oncology decision support software across all stages of primary and secondary liver cancer, based on our proprietary LiverMultiScan technology, which can produce a multi-dimensional view of the liver by combining multiple horizontal sections with a three dimensional volume of the liver. Hepatica provides simultaneous evaluation of liver health (fibroinflammation and fat) and volumetry with AI-driven delineation of the liver and individual (Couinaud) segments in a single report of quantitative metrics. Hepatica has been shown to provide prognostic value in pre-operative identification of liver resection candidates at high risk of poor post-surgical outcomes. Hepatica has also been shown to pre-operatively identify patients at increased risk of a longer post-operative hospital stay, which is of particular importance given the significant cost of in-patient care following liver resection. Additionally, we have early evidence demonstrating the utility of Hepatica across all stages of liver cancer care, ranging in uses from surveillance to diagnosis and staging, therapy selection and treatment monitoring.

CoverScan MD

Leveraging our expertise in organ imaging and our in-licensed technology, we have developed CoverScan MD, a non-invasive, multiparametric MRI suite for simultaneous assessment of multi-organ health and function for patients with Long-COVID. Long-COVID is a condition experienced by approximately 10% of patients with COVID-19, presenting as a heterogeneous condition that affects multiple organs and persists for 12 or more weeks after the initial SARS-CoV-2 infection. We have also shown through assessments made by our CoverScan MD product that patients with poor metabolic health are most at risk of hospitalization for COVID-19 (Roca-Fernández et al., Frontiers in Medicine (Gastroenterology) (2021)). Moreover, our CoverScan MD product has also helped show that patients with Long-COVID are more likely to develop diabetes and heart disease (Ayoubkhani et al., BMJ (2021)).

Currently, there is no prescribed pathway for patients suffering from Long-COVID, and no diagnostic tests have been cleared by regulatory authorities to aid in disease diagnosis or management. CoverScan MD is a single test that replaces an otherwise extensive suite of diagnostic tests and specialist appointments to individually assess the health of multiple organs and enables accelerated assessment and stratification of Long-COVID patients, allowing them to be guided into the appropriate care pathway. CoverScan MD was awarded Exceptional Use Authorization by the MHRA in January 2021 for the assessment of Long-COVID in the United Kingdom, with a scheduled expiration of July 14, 2021 if not earlier CE marked.

Perspectum Portal: A Window to Our Technology Platform

The Perspectum Portal is the interface through which our SaaS diagnosis and monitoring products are delivered to healthcare providers, including LiverMultiScan, MRCP+, Hepatica and CoverScan MD. Healthcare providers, including surgeons and radiologists can upload patient scans to this secure, user-friendly platform and easily monitor analytical progress, before receiving a downloadable digital report. Based on an ethos of interoperability, the Perspectum Portal provides consistent interfaces, including through application programming interfaces (APIs), to ensure a seamless workflow. These interfaces are designed to reduce the implementation cost of deploying our products and promote clinical utilization. The capabilities of our platform enable high-performance under our service-level agreements with turnaround of image inputs into analyzed reports in as fast as two hours. The Perspectum Portal can also be used to move data on a variety of technologies, including those of third parties and non-medical devices while complying with the strongest information security and data traceability requirements that we believe may drive greater adoption of the portal. The Perspectum Portal is hosted by Amazon Web Services (AWS), a market-leading provider of cloud platform products that employs security processes designed to guard against malicious or accidental incidents that could jeopardize the privacy of information stored in the portal.

Our Competitive Strengths

Our industry position and success are based on the following key competitive strengths:

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Proven Ability to Rapidly Launch Products Addressing Large Disease States. Our technologies are scalable and enable rapid diagnostic turnaround times. We generate reports that are easily accessible and actionable by our customers while being readily understandable and empowering to patients. We believe our core technology is leverageable across a range of disease states and suitable for any organ requiring imaging for treatment and/or disease monitoring. Our first commercial applications are in NAFLD and NASH, and we expect to continue to rapidly innovate on additional indications. Our initial portfolio includes three FDA-cleared products for the diagnosis of liver and hepatobiliary disease (LiverMultiScan, MRCP+) and liver cancer (Hepatica), targeting an addressable market of approximately $28 billion in the United States.

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Multi-disciplinary, Integrated Technology Platform. We combine image analysis and the physics of image formation, data science, AI, biochemistry, biostatistics and software engineering. Our expertise in the physics of image formation enables software to be developed that is vendor and machine neutral. Our data science capabilities enable us to efficiently process hundreds of thousands of image acquisitions within hours using research tools and advanced cloud software, much of which we have developed in-house. AI underpins the development of our advanced tools that (a) integrate increasingly detailed information about an individual, from cellular pathways through circulating biomarkers to quantitative images and (b) integrate information of many types across large and growing databases.

We rely on biochemistry and biostatistics to provide the detailed understanding of drug action and disease progression. Through our software engineering processes, we enable a rapid transition from research prototype to regulatory-cleared product, which we believe supports the timely advancement of our product pipeline. Working together without silos and across disciplines, we believe our wide-ranging field of expertise and associated intellectual property portfolio drives meaningful product differentiation and significant competitive barriers.

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High-Margin, Scalable SaaS Business Model. We have developed a platform that combines precision medicine and population level disease profiling to enable quality control, automatic segmentation and discovery science. We process digital images delivered through the Perspectum Portal using a high degree of AI, which avoids the need to manage delivery and lab analysis of physical histological samples, which will drive higher margins at scale. We turnaround image inputs into analyzed reports in as little as two hours, allowing high throughput and integration with existing radiology workflows and patient and customer satisfaction. We believe that our SaaS business model delivered through our Perspectum Portal allows our products to scale to meet the growing demand for smart tools to better manage patients in response to increasing disease prevalence and anticipated release of new therapeutics into the market, as our products are highly automated, require less human interaction in processing data and do not require manual processing of physical samples, including histology slides, blood or urine.

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Achievements in Reimbursement and Coverage. We have achieved two unique Category III CPT codes (0648T and 0649T), effective July 1, 2021, for LiverMultiScan’s quantitative MRI for analysis of tissue composition in order to furnish data acquisition, data preparation and transmission, interpretation and reports. In addition, the recently announced Medicare Coverage of Innovative Technology final rule creates a path for national Medicare coverage for medical devices with breakthrough designation from the FDA for a period up to four (4) years. This final rule is currently delayed in its effective date until May 15, 2021 and may be modified in response to comments received on an interim final rule published by CMS on March 12, 2021. We intend to pursue breakthrough designations to accelerate payor adoption. We believe these positive developments are the result of several factors, including: (1) our rigorous approach to product development and market access processes, (2) a desire by the Centers for Medicare and Medicaid Services (CMS) to standardize coverage processes across Medicare Administrative Contractors and (3) a commitment by CMS to ensure that Medicare beneficiaries have access to new technologies that improve health outcomes.

Additionally, we have demonstrated successful commercial payor engagement, and are currently in discussions with several of the largest national payors in the United States, as well as numerous regional payors and radiology benefit managers. We believe that the demonstrated ability of LiverMultiScan to improve patient outcomes and promote benefits in health economics for patients, healthcare providers and payors provides a strong foundation for our reimbursement strategy.

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Our Current Revenue-Generating Pharmaceutical Partnerships Advance our Strategy to Enter Broad Clinical Practice. We believe our platform offers valuable benefits to our pharmaceutical customers who currently use our non-invasive products in clinical trials, including accelerated clinical progress, patient stratification, monitoring response to treatment and information on dosage and combination therapy approaches. LiverMultiScan has been used in the clinical development of NASH therapeutics in 35 pharmaceutical trials to date, including approximately 32% of all ongoing Phase 2 or Phase 3 NASH trials using an imaging modality. Our customers include five of the top 15 pharmaceutical companies by market capitalization. As of March 31, 2021, we have commercial partnerships with 30 pharmaceutical company customers.

Our commercialization strategy leverages the relationships with our pharmaceutical customers to further our goal of scaling these products beyond pharmaceutical development application and directly into clinical practice on a global basis. Integration of LiverMultiScan into pharmaceutical clinical trials has validated the clinical utility of our technology. We believe these pharmaceutical development programs provide a valuable platform for technology development, refinement and utility validation as we advance our clinical strategy.

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Democratizing Access to High-Quality Precision Health. By delivering simple, interpretable, actionable insights to referring healthcare providers, our products expand access to precision health diagnostic and monitoring resources. Our products enable consistent high-quality decision support to anyone with access to compatible MRI equipment, and empower patients to engage in the management of their health.

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We are a leader in the field of software-based imaging and AI. We believe that LiverMultiScan is the only non-invasive test that addresses the diagnostic gap for NASH and offers a reliable means of monitoring disease progression. Current blood biomarkers confer low specificity and inconclusive diagnosis in certain diseases, including NASH. Current imaging techniques, including ultrasound and traditional MRI, are associated with low sensitivity and wide variation of radiologist interpretation. False positives and indeterminate results are common. There is strong evidence of clinical utility and reliability of LiverMultiScan in monitoring of NAFLD and NASH patients, and early data shows LiverMultiScan is more sensitive in detecting small lesions compared to ultrasound. Development is ongoing to build a tool based on LiverMultiScan, digital pathology and genetics for a precision medicine approach to improving the accuracy and reliability of liver cancer surveillance.

Our Strategy

“We try never to forget that medicine is for the people. It is not only for the profit. The profits follow, and if we remember that, they have never failed to appear.”—George Merck, 1886

Our goal is to leverage our proprietary, cloud-based, AI-driven, precision medicine platform to transform the clinical management of patients with chronic metabolic diseases, multi-organ pathologies and cancer, with an initial focus on the diagnosis and monitoring of liver disease, through non-invasive, scalable software products. Broad adoption of our products in clinical practice will deliver key advantages for patients, healthcare providers and payors. To achieve this goal, we plan to:

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Further establish and expand relationships with healthcare systems with a broad population coverage to accelerate commercial adoption of our products for the diagnosis and monitoring of high burden and rapidly evolving diseases in the United States. We are initially focused on building partnerships with healthcare systems of significant size in key geographic locations to allow us to achieve early access to as many covered lives as possible. We will continue to accelerate commercialization of our products through partnerships with patient advocacy groups, engagement with key opinion leaders (KOLs) and promotion of our innovative research and development and academic publications at conferences. In addition, we have initiated negotiations with the relevant payors in selected key geographic locations.

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Continue to partner with leading pharmaceutical companies in liver disease, including NASH. We intend to continue to partner with leading pharmaceutical companies with approved NASH therapeutics programs for LiverMultiScan to either become a companion diagnostic or enter into co-marketing agreements. LiverMultiScan and our other products enhance monitoring of liver function over time, through the introduction of innovative diagnostic biomarkers that enable pharmaceutical companies to optimize the efficiency of clinical trials, reducing their length and cost. In addition, our products aim to provide payors with valuable insights as to when treatment with any such therapeutics should start or stop being prescribed, providing them significant cost savings potential, as well as significantly more targeted care for patients leading to evidence-based improvements in outcomes.

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Obtain Medicare and private insurance coverage with appropriate reimbursement rates. We have demonstrated the ability of our products to predict patient outcomes, which can result in changes in clinical practice to improve patient outcomes. Cost-effectiveness studies have shown that we can drive benefits in health economics for patients, healthcare providers and payors, which provide a strong foundation for our reimbursement strategy. We intend to work with private and public payors to extend coverage and reimbursement for our products. We further intend to demonstrate the clinical utility and impact of our product portfolio and services on improvement of clinical care for patients, with the initiation of three real-world evidence studies in the United States by the end of 2021.

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Continue to advance commercialization efforts in the United States by expanding our direct sales force. Commercializing our products in the U.S. market is core to our strategy as additional products gain regulatory approval. The U.S. market has a number of key advantages, not least of which are favorable reimbursement rates and a large addressable patient population. We intend to expand our direct sales force in a stepwise and a strategic manner once we secure relationships with healthcare systems of significant size and conclude third-party payor coverage in key geographic locations to allow us to achieve early access to as many covered lives as possible.

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Launch in major international markets in Asia Pacific and Europe using known distribution partners. We plan to initiate targeted geographical expansion through distribution partners in new markets to grow revenues and our global footprint, with a near-term focus on single-payer markets (e.g. Japan and the United Kingdom) where clinical adoption can be accelerated, starting with LiverMultiScan. In Asia, we have established an office in Singapore and have entered into a development and distribution agreement with Clairvo Technologies Inc. (Clairvo), a subsidiary of the Marubeni Corporation, related to the regulatory approval of LiverMultiScan within the Japanese market. We will continue to pursue foreign regulatory pathways, to accumulate data and study development with ex-U.S. clinical investigators and KOLs. Japan is among the largest markets for medical devices globally, with a high prevalence of liver disease and a strong history of new technology adoption. In Europe, we have concluded a large liver-focused health economic study in NAFLD and NASH in December 2020 (the RADIcAL1 trial), the results of which will inform pricing and clinical adoption.

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Continue our history of rapid product innovation by applying our existing product capabilities and technologies to new indications and markets. Our near-term research and development pipeline is focused on additional medical indications that leverage our existing capabilities and technologies, minimizing development time and maximizing our return on investment. Our first pipeline indications are prostate and breast cancers, where we leverage the architecture underpinning Hepatica, enabling us to expand beyond liver cancer into other solid tumors. Similarly, the core capabilities of CoverScan MD, which include quantitative imaging of multiple organs, easily extend to applications in incremental markets, the first of which is diabetes.

Additionally, we are progressing from using quantitative MRI as a standalone tool to a multi-domain approach for even better organ assessment and cancer care. Our future development pipeline includes an integrated diagnostic platform using digital imaging and pathology as well as whole genome sequencing for precision medicine in cancer.

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Continue to build a large repository of liver disease and oncology-related data. Our software applications allow the optimization of healthcare and patient management. Our database is currently comprised of records of over 45,000 abdominal scans with relevant patient-associated clinical and genetic metadata. We intend to continue building a large “Big Data” repository across liver disease as well as oncology, initially focusing on liver, breast and prostate cancer, to develop clinical applications for precision medicine and to improve patient outcomes. In addition, our library of curated data enables us to partner with pharmaceutical companies to help identify and stratify cellular pathology as well as phenotypic and genetic metadata, enabling a more efficient drug discovery and development process.

Our Team

We have assembled a multidisciplinary management team and board of directors comprised of industry veterans to execute on our mission to democratize precision health and empower healthcare providers and patients by providing a greater understanding of various diseases and corresponding treatments. Our management team and board of directors have extensive experience developing, launching and scaling novel technologies, and have played an instrumental role in successfully commercializing a wide array of innovative products at many healthcare companies, including CTI Molecular Imaging, Inc., GlaxoSmithKline plc (GSK), Syneos Health, Inc., Marconi Medical Systems, Inc., Medtronic plc (Medtronic), Oxford Instruments plc and Siemens Healthcare.

Our executive team includes industry veterans, healthcare providers and academics, with over 180 years of combined experience in the precision health industry. Our co-founder and Chairperson of our board of directors, Sir John Michael Brady, Ph.D., is an expert in the fields of medical image analysis, computer vision, robotics and AI, and has over 30 years of experience leading companies that have developed and commercialized innovative medical image analysis software and devices, such as Mirada Medical Ltd, Optellum Ltd, Oxford Instruments plc, ScreenPoint Medical BV and Volpara Health Technologies Limited, among others. Our co-founder, Chief Executive Officer and member of our board of directors, Dr. Rajarshi Banerjee, Ph.D., developed the MRI techniques that we leverage across our platform and has broad experience leading cross-functional scientific teams to develop applications for cutting-edge imaging technology. Matthew Robson, Ph.D., is our co-founder and Chief Technical Officer and has been developing imaging methods as a professor of MR physics at the University of Oxford for nearly 20 years and previously worked in the medical imaging field in the United States as a post-doctoral research at Yale University School of Medicine.

Our Chief Operating Officer, Rexford Newbould, Ph.D., previously served as the head of MRI Physics at GSK and has 20 years of experience of working in MR and 15 years in using imaging in clinical trials. Keri Hildick, Ph.D., our Chief Strategy Officer, has nearly 15 years of experience in healthcare, including as a healthcare analyst at Sociable Pharma Ltd and as a pharmacology and discovery researcher at GSK. Our Chief Innovation Officer, Matthew Kelly, Ph.D., has 20 years of experience in academic and industrial research in the biomedical sciences, including most recently in molecular imaging at Siemens AG. Teresa Mattarelli is our Chief Commercial Officer and has extensive product launch experience in the medical technology market, including most recently at Medtronic. Our Chief Informatics Officer, Catherine Kelly, Ph.D., has over 10 years of experience in the precision healthcare research field, including at the University of Oxford, and previously served as our Director of Clinical Informatics and Service. David Gill is our Chief Financial Officer and previously served as the President and Chief Financial Officer of EndoChoice Holdings Inc. and in a variety of other senior executive leadership roles in the healthcare industry, including Syneos Health and CTI Molecular Imaging, and has over 30 years of experience scaling and financing high-growth medical technology companies. Gillian Bonthron is our Group Finance Director and brings over 20 years of finance leadership experience from both private equity and major public company environments, including roles at KPMG LLP.

Our Approach and Product Portfolio

Our product portfolio comprises non-invasive, SaaS products that combine our expertise in image formation, MR image analysis and AI to support healthcare providers with diagnosis, treatment decision-making and monitoring of the progression of chronic diseases, multi-organ pathologies and cancer.

Our cloud-based products are data-driven and report comprehensive quantitative analysis metrics to healthcare providers, equipping them with actionable information for improved patient management in significantly less time than conventional diagnostic pathways. We believe our products can address the significant unmet medical need for accurate, cost-effective and non-invasive diagnostic procedures, and enhance patients’ comprehension of their test results. Through our proprietary Perspectum Portal, we are able to deliver our SaaS products to customers worldwide through existing global installed base of imaging equipment. Our SaaS platform products are enabled at approximately 350 locations across the world. We believe we are well-positioned to meet the growing demand for smart tools that improve disease management and drive value across phases of the continuum of care.

We have successfully translated our capabilities and leveraged our success to develop the following non-invasive products for the diagnosis and monitoring of diseases:

•	LiverMultiScan, an FDA-cleared non-invasive diagnostic technology using multiparametric MRI to quantify liver tissue health and improve the care pathway for chronic liver disease.

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MRCP+, the only FDA-cleared decision support tool for digitized, 3D visualization and quantitative assessment of the biliary system, to support healthcare providers in the diagnosis and management of hepatopancreatobiliary disease and cancer.

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Hepatica, an AI-powered, precision oncology decision support software for all stages of liver cancer, with FDA clearance for quantitative assessment of selected liver regions, including determination of PDFF, T2* and cT1 measurements, and a demonstrated ability to provide prognostic value in pre-operative identification of liver resection candidates at high risk of poor post-surgical outcomes.

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CoverScan MD, a multi-organ imaging suite developed to meet the urgent need for the cost-effective characterization of Long-COVID patients for targeted treatment, which has received Exceptional Use Authorization by the MHRA.

All of these products have received one or more regulatory clearances or authorizations. Our flagship product, LiverMultiScan, has received two Category III CPT codes from the American Medical Association for quantitative MRI analysis of tissue composition, with coverage from Medicare expected to begin in July 2021.

We have demonstrated our ability to rapidly innovate from concept to device cleared or authorized for emergency use in as little as one year. Our software products can be deployed on existing diagnostic imaging hardware across vendors and resolutions that enables an efficient commercial path to large patient populations. The technologies underlying our software are protected by intellectual property, including patents with expiration dates beyond 2030.

Our commercial efforts are focused on expanding penetration and adoption of our products in clinical practice. In addition, we are driving early commercialization and access to our products by establishing commercial partnerships with pharmaceutical companies that deploy our proprietary biomarkers in their pharmaceutical development programs to accelerate clinical progress and establish an evidence base for regulatory approval of their drug candidates. Our strategy is to demonstrate the value of our precision medicine platform products and expand their utilization across the pharmaceutical development cycle through to commercialization.

Perspectum Portal: A SaaS Platform Technology

The Perspectum Portal is the HIPAA-compliant interface through which our SaaS products are delivered to healthcare providers, including LiverMultiScan, MRCP+, Hepatica and CoverScan MD. Healthcare providers and radiologists can upload patient MRI scans to this secure, user-friendly platform and easily monitor analytical progress, before receiving a downloadable digital report. By providing consistent and compliant interfaces and APIs, the Perspectum Portal is designed to reduce the implementation cost and burden of growing our portfolio of AI-powered SaaS products delivered by the portal. The Perspectum Portal can also be used to move data on a variety of technologies, including those of third parties and non-medical devices, while complying with the strongest information security and data traceability requirements that we believe may drive greater adoption of the portal.

Our data security infrastructure is supported by an ISO 27001, ISO 9001 and ISO 13485 compliant and HIPAA-compliant quality management system designed around multiple layers of security (defense-in-depth), including redundancy, surveillance, physical access controls, penetration testing and audit logs. Access to the Perspectum Portal is controlled and secured by SSL encryption mandating a HTTPS protocol for web-based data transmissions to prevent eavesdropping, tampering and forgery. All data is encrypted while in storage in the Perspectum Portal and routinely backed-up to an alternative secondary physical location to ensure service continuity. The Perspectum Portal is hosted by Amazon Web Services, a market-leading provider of cloud platform products employing rigorous and sophisticated security processes designed to guard data privacy from malicious or accidental incident.

NAFLD and NASH

Disease Overview

NASH is a serious form of NAFLD and is characterized histologically by the presence of hepatic steatosis, or excessive liver fat, inflammation and ballooning, or liver cell damage, with or without any fibrosis. Overnutrition is a major cause of NASH. Excessive caloric intake and a sedentary lifestyle can result in a state of overnutrition, which drives pathological metabolic processes in the liver. These disruptive processes may lead to excess fat deposition, inflammation, insulin resistance and cellular damage. Over time, liver cells may be replaced by scar tissue, or fibrosis, and this process may ultimately lead to cirrhosis. At this point in the disease progression, the diminished liver function may necessitate a liver transplantation or lead to liver cancer, and, potentially, liver-related death.

NAFLD is the most prevalent chronic liver disease, an epidemic affecting as much as 25% of the world’s population and has significant comorbidities, including diabetes. Currently, there are approximately 90 million NAFLD patients in the United States. Approximately 23% of NAFLD patients eventually develop NASH, and in the United States, an estimated 20 million people have NASH, a number which is projected to increase to approximately 27 million by the year 2030 (Estes et al., Hepatology (2018)). The increase in the prevalence of NASH is rapidly becoming a major contributor to healthcare costs both directly related to the adverse liver pathologies as well as other comorbidities associated with NASH. For example, the presence of NASH in patients with COVID-19 has increased the odds ratio of hospitalization by five times. Comorbidities associated with NASH include insulin resistance, type 2 diabetes, obesity, and cardiovascular diseases such as hypertension and dyslipidemia. Approximately 50% of NASH patients have type 2 diabetes, which has been shown to be a predictor of poor clinical outcomes, relative to patients with NASH alone. The annual economic burden associated with NAFLD and NASH in the United States was estimated to have been over $100 billion in 2016.

Current Diagnostic Methodologies and Unmet Need

The existing diagnostic journey for fatty liver disease is time consuming, expensive and invasive. Fatty liver disease is typically suspected in patients who have abnormal elevations in liver enzyme tests (e.g. alanine transaminase or aspartate transaminase) during routine blood test panels. Further evaluations include ultrasounds, clinic appointments, liver biopsies and physician appointments to confirm diagnosis. We believe that this diagnostic process currently takes between 16 and 32 weeks at a total estimated cost of $11,500 per NASH diagnosis ($100 blood test, $250–$400 ultrasound, $250–$1,800 clinic appointment, $1,200–$7,500 liver biopsy and $250–$1,800 diagnosis appointment). Whereas NAFLD can be diagnosed with less sensitive and less accurate imaging studies such as ultrasound, CT or MRI, the presence of NASH currently requires a liver biopsy with histopathological analysis. Liver biopsies, however, have several limitations that reduce its use in clinical practice. The procedure is invasive, prone to subjective analysis, samples an unrepresentative 1/50,000th of the whole liver tissue, carries significant risk of complications (2.4% for major complications and 12.9% for minor complications) and in rare cases, death. Furthermore, there are procedure-related risks and discomfort such that liver biopsies cannot be performed on a higher-risk patient population.

Conservatively, more than 30,000 liver biopsies are performed annually in the United States. However, we believe that this figure represents only a small proportion of the actual need due to significant patient burden associated with the procedure, and inadequate healthcare infrastructure to scale it to an estimated 90 million NAFLD patients in the United States to identify the subset of NASH patients. Due to these limitations, a large proportion of NASH patients remain undiagnosed due to the current need for liver biopsy for formal diagnosis. This, in turn, presents a major challenge to pharmaceutical companies that are developing therapeutics for the treatment of NASH and require liver biopsies to identify NASH patients for trial inclusion and endpoint assessment in clinical trials, and for commercialization planning purposes.

Within liver disease, we believe that LiverMultiScan has been extensively validated by over 60 peer-reviewed publications, over 90 peer-reviewed abstracts and 60 clinical evidence studies on accuracy, precision, clinical utility and prognostic ability. LiverMultiScan, utilizing its proprietary biomarkers, has been shown in published studies to be as accurate as liver biopsy and has superior accuracy compared to other imaging products and blood-based tests at predicting clinical outcomes of liver disease. These recent publications include an independent peer reviewed journal article showing LiverMultiScan is superior to other imaging methods in diagnosing NASH, including magnetic resonance elastography (MRE) and ultrasound-based elastography. This pipeline of tests can be broadly categorized as follows:

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Blood tests. Although some blood tests have shown utility in helping to diagnose late-stage fibrosis or cirrhosis, all of them currently lack organ and/or disease specificity that, in turn, results in inconclusive diagnoses and unreliable monitoring. Furthermore, none of the blood tests are able to address the diagnostic gap for high-risk NASH patients, including patients with earlier stages of fibrosis where therapeutic agents are expected to be most effective. Additionally, current diagnostic tools such as biopsy and blood tests are not sensitive enough to detect small changes in liver function in response to treatment over time, thus making them unsuitable for guiding treatment dosage or discontinuation protocols for NASH therapeutics, which are expected to be priced up to $25,000 annually, once they are approved.

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Imaging tests. Among emerging imaging tests, ultrasound-based transient elastography, shear-wave elastography (SWE) and MRE are the most routinely utilized. However, operator subjectivity, poor repeatability and inconsistent performance in overweight or obese patients, which make up a large proportion of patients with NAFLD, significantly affect the clinical performance of ultrasound-based methods for the diagnosis of NASH. Evaluation of liver fibrosis in NAFLD or NASH with MRE is similarly associated with relatively high technical failure rates due to high body mass index, liver iron deposition and massive ascites. Due to these limitations, none of these imaging tests are deemed medically necessary by principal healthcare insurance providers to monitor disease progression.

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Other tests. Other approaches in development include, among others, (i) the utilization of injectable chemical biomarkers to query the activity of certain proteases dysregulated in NASH, which are subsequently detected in a urine test, to classify stages of liver fibrosis, and (ii) drug/device combinations to quantify liver function and blood flow using systemic and portal clearances of cholate. These products could provide complementary information to existing tests for the diagnosis and monitoring of NASH, but are at early stage of development and require further studies to confirm clinical efficacy.

Despite major investments in diagnostic technologies, significant challenges pertaining to accuracy, reliability and ability to differentiate between moderate and severe stages of liver disease remain. We believe that as NASH therapeutics enter the market, it is important to create diagnostic pathways that are able to identify the patient populations most likely to benefit from treatment to ensure clinical benefit and cost-effectiveness.

Our Product: LiverMultiScan

Overview

LiverMultiScan is a proprietary, non-invasive liver test based on a single non-contrast multiparametric MRI scan that utilizes imaging biomarkers to quantitatively analyze the main pathological hallmarks of NASH—fibrosis, inflammation and steatosis—and has strong clinical evidence showing correlation with ballooning, the fourth and final feature of the disease. LiverMultiScan is delivered as a cloud-based SaaS product via the Perspectum Portal, and is compatible with the three largest MR vendors’ systems, which represent the majority of MR systems, allowing commercialization on a broad existing installed base of imaging equipment with no incremental hardware upgrades.

Figure 4. LiverMultiScan is a cloud-based quantitative analysis service that provides a turnkey product for clinical practice with a typical service level agreement turnaround of two hours.

Multiparametric MRI using LiverMultiScan quantifies highly reproducible metrics for biomarkers of liver fat, measured by proton density fat fraction (PDFF); fibroinflammation, measured by cT1; and hepatic iron content, measured by T2* maps. PDFF is the leading non-invasive quantitative imaging biomarker of hepatic steatosis, a fundamental tissue property, and an objective MR-based measure of tissue triglyceride concentration, which has been validated extensively in the literature. T1 mapping indicates regional changes in tissue water content, and is increased in both inflammation and fibrosis. T1 mapping has become established in the clinical diagnosis of a range of cardiac diseases and has been shown to have applicability in the liver. For a T1 measurement of the liver to be unbiased, it needs to be corrected to account for the influence of liver iron using T2* maps, thus yielding cT1. The combination of PDFF and cT1 biomarkers provided by LiverMultiScan correlates to histopathological features of NAFLD and NASH, and is a powerful tool for non-invasive stratification and monitoring of changes in disease activity.

Stratification and Comprehensiveness

LiverMultiScan is able to stratify NAFLD and NASH patients into low-risk and high-risk of poor clinical outcomes. No other FDA-cleared, non-invasive liver test provides the same level of comprehensiveness.

Figure 5. LiverMultiScan addresses the diagnostic gap and target market for NASH therapies, adapted from Anstee et al., AASLD Oral Presentation (2019); NASH-TAG Oral Presentation.

Peer-Reviewed Literature

Within liver disease, we believe LiverMultiScan has been extensively validated in over 60 peer-reviewed publications, over 90 peer-reviewed abstracts and 60 clinical evidence studies on accuracy, precision, clinical utility and prognostic ability. LiverMultiScan, utilizing its proprietary biomarkers, has been shown in published studies to be as accurate as liver biopsy, and superior to other imaging products and blood-based tests at predicting clinical outcomes of liver disease.

Figure 6. The cover page of Liver International (published on December 12, 2020) with liver scan images and associated biomarker data demonstrating LiverMultiScan’s ability to predict clinical outcomes in compensated chronic liver disease patients without liver biopsy.

Figure 7: LiverMultiScan demonstrates superior diagnostic accuracy for NASH compared to blood-based tests or scores, adapted from the LITMUS consortium and Imajo et al., World Journal of Gastroenterology (2021).

Figure 8. An independent peer reviewed journal article demonstrated that LiverMultiScan is superior to MRE and ultrasound-based elastography in diagnosing NASH in a population of 145 patients suspected to have NASH and with biopsy-confirmed NAFLD, adapted from (Imajo et al., World Journal of Gastroenterology 2021).

NASH Therapeutics Development

LiverMultiScan’s combination of predictive power, non-invasive nature and superior performance to other imaging modalities offers a number of significant benefits over the existing paradigm for patient stratification and monitoring treatment response in NASH clinical trials. Currently, there are more than 60 active clinical trials worldwide that are evaluating treatments for NASH with pharmaceutical companies pursuing first-to-market FDA approval. The sensitivity of LiverMultiScan to detect small changes in liver health accurately enables efficacy signals to be detected in as little as six weeks after dosing and confers the following two key advantages:

•	accelerated progression to the next phase of drug development, and hence earlier approval in the event of a positive signal, and

•	conversely, a quick strategic pivot when results are negative to de-risk pharmaceutical development.

Furthermore, the use of LiverMultiScan allows the selection of clinical trial participants most likely to respond to therapy, refinement of inclusion/exclusion criteria with fewer costly invasive biopsies at the screening stage, reliable monitoring of patient response during the course of the clinical trial and increased likelihood of demonstrating drug efficacy. Taken together, these accelerate patient enrollment, boost compliance and retention among patients resistant to invasive biopsy, as well as increase the chances of success and reduce the risk of costly clinical trial failures.

LiverMultiScan has been used in the clinical development of NASH therapeutics in 35 pharmaceutical trials to date, either for patient stratification or as an efficacy endpoint, or both. The use of LiverMultiScan in NASH clinical trials has been supported by the FDA’s Center for Drug Evaluation and Research (CDER) in the United States, as well as the European Medicines Agency (EMA) in Europe. A number of NASH clinical trial readouts, both early and late phase, have been based on LiverMultiScan. The uptake in clinical trials and support by regulatory agencies affirm the diagnostic and prognostic value of LiverMultiScan as a bridge for the transition of new therapeutics from drug development to clinical practice.

Additionally, our pharmaceutical development efforts have other benefits to our plans for broad clinical adoption. We believe that the proven utility of LiverMultiScan in identifying and monitoring patients during therapy will enable us to enter into discussions with the relevant pharmaceutical companies for co-promotion activities post-drug approval, including a potential companion diagnostic strategy. Furthermore, clinical trial sites provide a setting where our new products can be thoroughly tested, validated and improved based on early clinician feedback, ahead of bringing these products more broadly to the market. Clinical trial sites with our technology and products such as LiverMultiScan have enabled us to develop relationships with early adopters and key opinion leaders, which we believe will promote market awareness and accelerate adoption in the broad clinical community.

Clinical Practice

LiverMultiScan aids healthcare providers in diagnosing liver disorders and is a precision medicine tool ideally suited to diagnose and evaluate NASH patients, efficiently stratify large patient populations and facilitate better clinical management. LiverMultiScan is recommended for the initial diagnosis and staging of NAFLD, with subsequent testing at intervals informed by disease outcomes or for monitoring the efficacy of therapies. LiverMultiScan is indicated for patients with suspected liver disease based on clinical and blood test results, as shown below. LiverMultiScan is indicated for use as an MRI diagnostic device software product for non-invasive liver evaluation that enables the generation, display and review of data collected from an MRI scan, including automated liver segmentation and region-of-interest highlighting to be used for the assessment of selected regions of a liver scan. LiverMultiScan’s quantitative assessment of the liver includes the determination of PDFF, T2* and cT1 measurements. The LiverMultiScan report containing images and physical parameters derived by LiverMultiScan from the MRI scan, when interpreted by a trained clinician, yields information that supports diagnosis.

Figure 9. Flow diagram illustrating the referral pathway for patients with suspected fatty liver disease and proposed appropriate patient selection criteria for coverage and reimbursement of LiverMultiScan, submitted to NICE and Medicare.

LiverMultiScan is a cost-effective, non-invasive precision medicine-based product for the optimal diagnosis and care of patients with NASH and other liver diseases. The adoption of LiverMultiScan provides accurate stratification of NAFLD/NASH patients and precise monitoring of disease activity. We expect this to substantially reduce biopsy-induced morbidity, enable faster diagnosis, accelerate the initiation of targeted treatments and interventions, and thereby reduce the cost of care to health systems and payors. Diagnosis by healthcare providers using LiverMultiScan can be made on the same day, as compared to the several weeks required for diagnosis through current practice that requires sequential testing. Visually intuitive reports are generated to facilitate patient comprehension of the results and engagement with their diagnosis. Taken together, these characteristics mean fewer visits, quicker diagnoses and less pain for patients, while still feeling confident in the knowledge of their treatment effectiveness.

Figure 10. Illustrative LiverMultiScan report.

Regulatory and Commercial Status

LiverMultiScan has received regulatory clearances including in the United States (FDA 510(k)) and in Europe (CE marking) for quantitative assessment of selected liver regions, including the determination of triglyceride fat fraction in the liver (PDFF), T2* and cT1 measurements. Information gathered through existing diagnostic tests and clinical evaluation of the patient, as well as information obtained from LiverMultiScan metrics, may contribute to a diagnostic decision. The American Medical Association has issued two CPT codes for reporting of LiverMultiScan obtained with and without a diagnostic MRI examination. These CPT codes were collectively submitted by the American College of Radiology, Radiological Society of North America, American Roentgen Ray Society, and Association of University Radiologists, highlighting the strong support from radiologists for use of the technology to aid chronic liver disease management. Medicare Administrative Contractors have confirmed these CPT codes will be eligible for coverage when they become effective in July 2021 as long as the services are reasonable and necessary for individual patients. LiverMultiScan has also been proposed for inclusion in best-practice guidelines on the use of MRI techniques to monitor high-risk NAFLD patients.

As of April 2021, more than 200 healthcare providers and 150 facilities utilize LiverMultiScan for clinical practice or clinical trials in the United States alone. According to estimates based on U.S. Census Bureau data and the current installed base of MR scanners in the United States, approximately 164 million people in the United States, or 50% of the population, live within 35 miles of a scanner that can perform MR with LiverMultiScan. We believe that the current installed base of MR scanners in the United States will ultimately provide the requisite scale to meet the significant clinical unmet need in evaluating and monitoring NASH.

Commercial Opportunity

The economic burden associated with NAFLD and NASH in the United States was estimated to have been over $100 billion in 2016, and is expected to increase significantly as patients progress to end-stage liver disease. In 2020, the number of individuals with NAFLD cirrhosis was predicted to exceed that of those with hepatitis B-

and C-related cirrhosis, and NAFLD cirrhosis was estimated to be the leading indication for liver transplantation. In 2017, it was estimated that the lifetime costs of all NASH patients in the United States were $222 billion, and the lifetime cost of the advanced NASH population was $95 billion. We believe that the non-invasive diagnosis of NASH, the ability to distinguish it from NAFLD, and reliable monitoring of NASH in response to therapy are significant unmet medical needs that need to be addressed to reduce the burden of metabolic liver diseases on private payor and governmental healthcare budgets. We believe that implementing multiparametric MRI using LiverMultiScan in the clinical care pathway can address the significant unmet need for an accurate, scalable, and cost-effective test to diagnose and manage NASH.

In the United States, the estimated average cost for a NASH diagnosis per patient is approximately $11,500, which includes the cost of multiple blood tests, ultrasounds and liver biopsy. We estimate that LiverMultiScan will be able to be used for diagnosis for a total cost of $1,500 to $2,500 per test, including the cost of an MRI. Currently, there are approximately 91 million NAFLD patients in the United States, a number that is projected to increase to approximately 101 million by the year 2030. We believe that LiverMultiScan is uniquely positioned to support both diagnosis and monitoring of NAFLD and NASH, with an increased role as treatments come to market.

We believe that LiverMultiScan is uniquely positioned to support diagnosis and monitoring of NAFLD and NASH, with an increased role as treatments come to market. Published estimates of the prevalence of NAFLD and NASH in the U.S. population suggest that 91 million Americans suffer from NAFLD, with over 20 million likely to have the more serious disease NASH. A number of routes to this population are available – published risk factors for NAFLD include obesity, hypertension and type 2 diabetes (T2D). The worldwide prevalence of diabetes among NAFLD and NASH patients is estimated to be 22.5% and 43.6%, respectively, and the American Diabetes Association recommends an annual assessment of diabetics for liver disease. NAFLD increases the risk of developing type 2 diabetes, while the latter promotes the progression of NAFLD to the more advanced form of disease, NASH. Using estimated reimbursement and pricing for MRI-based scans using LiverMultiScan and assuming patients are in the future scanned one or more times for diagnosis and monitoring during the course of their disease, we estimate the potential market opportunity for disease diagnosis and surveillance among this group of patients to be approximately $21 billion in the United States. There is also a substantial market opportunity outside the United States.

Health Economics

“The greatest wealth is health”—Virgil, circa 40 B.C.

We believe that the utilization of LiverMultiScan in NAFLD and NASH diagnostic pathways will significantly reduce healthcare costs for patients, healthcare providers, healthcare systems and payors. We believe that healthcare cost savings will primarily be driven by the following near-term and longer-term benefits provided by LiverMultiScan:

•

The utilization of LiverMultiScan, either used in conjunction with other products for diagnosis or monitoring, or alone, will lead to a significant reduction in the number of liver biopsies required for the diagnosis of NASH. A comparative study, performed by Value Analytics Labs and presented at AASLD conference in November 2020, assessed the cost-effectiveness of LiverMultiScan for detection of high-risk NASH versus liver biopsy and other imaging modalities and demonstrated that LiverMultiScan is a cost-effective test for the detection of high-risk NASH patients. In particular, the study demonstrated that:

•	LiverMultiScan accurately diagnosed the highest proportion of high-risk NASH patients (86.4%);

•	LiverMultiScan diagnosed 13% more cases than liver biopsies; and

•	The cost effectiveness of LiverMultiScan supports a pricing of up to $2,740 per scan which is two to three times the likely ultimate third party payor reimbursement in the United States.

•	For insurance payors, LiverMultiScan can help drive health economics by significantly decreasing the costs associated with misdiagnosis or delayed diagnosis of NASH and subsequent complications from continued progression of a patients’ disease. For example, liver transplants due to misdiagnosis or delayed diagnosis, which cost an estimated $878,400 per patient in the United States, may be avoided.

•

All patients with NASH or NASH with fibrosis were correctly identified using LiverMultiScan. Results from the United Kingdom showed a substantially lower number of unnecessary biopsies with minimal disease (F0-1) in the LiverMultiScan study arm (0%), as compared to standard of care (42%). Moreover, across all EU sites there was a reduction in preventable biopsies in the LiverMultiScan arm of 11%, compared to standard of care.

•

For population health, healthcare providers and healthcare systems, LiverMultiScan provides a powerful prognostic tool to stratify NAFLD and NASH patient populations and predict disease progression and liver-related complications, enabling healthcare providers to optimize the choice of treatment (e.g., lifestyle intervention, pharmacological and/or surgical therapies) and allocation of clinical resources to improve patient outcomes and health economics.

Furthermore, we believe that LiverMultiScan will provide a valuable companion diagnostic tool for NASH therapeutics, when approved, enabling healthcare providers to efficiently monitor patients’ response to treatment and guide clinical care and, therefore, driving significant cost savings for pharmaceutical companies.

Hepatobiliary Diseases

Hepatobiliary Disease Overview

Hepatobiliary disease (HBD) includes a heterogeneous group of diseases of the liver and biliary system. The biliary system, also called the biliary tract or biliary tree, is a system of ducts (narrow tubular structures), organs (including the gallbladder and pancreas) and associated structures that function to produce, store, secrete and transport bile. Bile is essential for digestion of fats and absorption of fat-soluble vitamins and helps to remove waste products from the body. HBD is primarily caused by autoimmune disease, including PSC and PBC, gallstones and cancer (cholangiocarcinoma, or cancer of the bile ducts).

A diverse spectrum of diseases affects the biliary system, often presenting with similar clinical signs and symptoms. PSC and PBC are slow, progressive, chronic auto-immune diseases that result in inflammation of the bile ducts. PSC affects the large bile ducts inside and outside the liver, whereas PBC affects the small bile ducts inside the liver. In both cases, inflammation leads to scarring, narrowing (and in PSC patients, hardening) of the affected bile ducts. Eventually, blockages may occur, and bile becomes trapped in the liver, damaging the liver and resulting in fibrosis and cirrhosis of the liver and liver failure. There is no medical treatment for PSC; PSC patients are at elevated risk of bile duct and colon cancer and may eventually require a liver transplant. PBC patients may be medically managed, but detection and monitoring is crucial.

Gallstones are hard, pebble-like deposits, usually comprised of cholesterol or bilirubin, that develop within the gallbladder. They vary in size and shape from as small as a grain of sand to as large as a golf ball. Gallstones occur when there is an imbalance in the chemical constituents of bile that result in precipitation of one or more of the components. In most cases, gallstones are asymptomatic, yet approximately 20% of individuals with gallstones experience severe pain and complications, known as acute cholecystitis, or inflammation of the gallbladder, usually due to obstruction by a gallstone.

Hepatobiliary diseases are a major cause of morbidity, mortality and painful suffering around the world, and their accurate diagnosis and monitoring is key to delivering appropriate and cost-effective care for patients. PSC and PBC are estimated to have an eligible patient population of approximately 53,000 and 131,000, respectively, in the United States by 2024. Gallstone disease is the most common disorder affecting the biliary system. As of 2012, gallstone disease affected an estimated 10-15% of the U.S. adult population that will develop gallstones at some time. With approximately one million cases presenting each year, gallstones are a leading gastrointestinal (GI) disorder requiring hospitalization.

Current Diagnostic Methodologies and Unmet Need

Hepatobiliary diseases such as PSC and PBC are diagnosed and monitored by a combination of blood tests, imaging and in some cases, biopsy. However, blood tests often lack organ and disease specificity, which leads to inconclusive diagnosis and unreliable monitoring. Blood tests are additionally not sensitive or comprehensive enough to detect or reflect the various small changes that could occur in biliary morphology and pathophysiology. MRCP is an MRI technique routinely used for evaluation of biliary anatomy and plays an essential role in the diagnosis of hepatobiliary diseases, yet is a subjective, non-quantitative tool. While it is the current standard of care for managing patients with HBD, its utility is limited by its qualitative nature, lack of standardization and the manual, time-consuming radiologist interpretation required. As no standard MRCP imaging protocol exists, image quality can vary significantly. Further, MRCP interpretation lacks standardization and consequently suffers from operator subjectivity and interpreter inconsistency, potentially leading to inaccurate diagnosis and monitoring. A recent study demonstrated that even with high-quality MRCP images, the interpretation of follow-up MRCPs in PSC differed significantly among highly-experienced radiologists and healthcare providers (Zenouzi et al., Alimentary Pharmacology and Therapeutics (2018)).

Figure 11: Conventional black and white MRCP image showing the biliary tree, pancreatic duct and gallbladder.

PSC also occurs in approximately 5% of patients with inflammatory bowel disease (IBD) and is similarly diagnosed using a combination of blood tests and MRCP. With the prevalence of IBD increasing in both children and adults—approximately 130% between 2007 and 2016—the need for quantitative and accurate tools for diagnosis and monitoring of PSC is even more urgent. This extends to surveillance of patients with pancreatic cysts for cancer. Pancreatic cysts are observed as incidental findings in approximately 13-15% of all abdominal MRI and MRCP images and guidelines recommend monitoring these cases for malignancy with three MRI scans over five years. However, spatial resolution of MRCP can lower its sensitivity to abnormalities of the pancreatic duct and its side branches, potentially leading to a high false negative rate.

Endoscopic retrograde cholangiopancreatography (ERCP) offers higher accuracy than MRCP but is an invasive procedure with related risks, and therefore not practical for use on patients who require frequent, and in the case of biliary disease, lifelong monitoring. There is an unmet need, widely acknowledged within the radiology community, for safe and quantitative methods of visualization for diagnosis and monitoring of HBD.

Our Product: MRCP+

We have developed MRCP+, an image processing software that enhances conventional three-dimensional MRCP imaging to yield quantitative visualization and three-dimensional modelling of the biliary tree. MRCP+ provides digitalized, enhanced visualization and quantitative analysis of the biliary system driven by advanced image analysis and machine learning, and, to our knowledge, is the only clinically available tool of its kind. MRCP+ improves the current standard of care by providing healthcare providers with an in-depth assessment of the bile ducts, pancreatic duct and gallbladder, enabling better informed decision-making in HBD. Clinical evidence from over 20 clinical studies has demonstrated the utility of MRCP+ in biliary disease such as PSC, including prognostic ability to stratify patients into low- and high-risk of poor clinical outcomes, as well as the ability to identify and monitor patients with greater reliability compared to the existing standard of care. MRCP+ has regulatory clearances for clinical use in the United States (FDA 510(k)) as well as Europe (CE mark) for assessment of the biliary system and pancreatic duct system by producing a multi-dimensional quantitative model of the biliary tree and pancreatic duct.

Figure 12: MRCP+ compared to conventional MRCP.

MRCP+ may be used in conjunction with LiverMultiScan. Clinical data has shown that the combination of MRCP+ and LiverMultiScan demonstrates increased periductal cT1 in patients with PSC – features of disease that were previously seen only at histology. We believe the clinical evidence generation and market access activities on HBD to date are easily translatable for use cases in larger markets, including surveillance of cysts on pancreatic ducts for malignancy as well as screening of patients with IBD at risk of developing PSC.

Figure 13: MRCP+ and LiverMultiScan.

Commercial Opportunity

The two primary markets for MRCP+ are autoimmune disease, including PSC and PBC, and gallstones. Additionally, MRCP+ can be used to monitor pancreatic cysts, which are an increasing burden on abdominal imaging workflows.

PSC and PBC are rare liver diseases with an eligible patient population that is estimated to be approximately 53,000 and 131,000, respectively, in the United States by 2024. An estimated 80% of patients diagnosed with PSC have concurrent IBD, with an average age at diagnosis of 30 to 40 years old, highlighting the need for continued disease monitoring. Further, patients with PSC are often asymptomatic early in the disease course, affording unmonitored disease progression. After several years of increase prior to 2014, PBC prevalence now appears steady, attributed to changes in diagnostic methodologies and wider awareness of the disease. An estimated 90% of PBC patients are women with a mean age at diagnosis of 65 years. A majority of PBC patients are asymptomatic at the time of initial diagnosis, but most develop symptoms over time. In a published long-term study, 36% of patients with advancing bile duct disease progressed to liver failure, transplant or death within 10 years.

As of 2012, gallstone disease affected an estimated 10-15% of the U.S. adult population that will develop gallstones at some time. With approximately one million cases presenting each year, gallstones are a leading gastrointestinal (GI) disorder requiring hospitalization. Aging, ethnicity, estrogen treatment, obesity, Westernized diet, low physical activity, liver cirrhosis, diabetes mellitus and dyslipidaemia are known risk factors for gallstones.

The monitoring of pancreatic cysts presents a significant time and resource demand on radiologists in abdominal imaging workflows. We have leveraged our MRCP+ technology beyond autoimmune disease and gallstones to address the diagnosis, monitoring and treatment of pancreatic cysts. Pancreatic cysts are saclike pockets of fluid located on or in the pancreas. Pancreatic cysts are typically found incidentally while using imaging to test for another problem. Most pancreatic cysts are benign, but some are precancerous, with the potential to develop into pancreatic cancer. Consequently, radiologists in the United States typically follow up annually to examine for malignant changes. However, the minute size (under 20mm) of these cysts renders them difficult to assess and prone to inter-rater variability. We estimate that by 2024, more than 8 million people in the United States will suffer from pancreatic cysts, an estimated market opportunity of approximately $4.1 billion. While we are primarily focused on autoimmune disease and gallstones, our MRCP+ also provides a quantifiable means of size evaluation and longitudinal assessment necessary for proper diagnosis, monitoring and treatment of pancreatic cysts.

Our MRCP+ product is currently the only clinically available quantitative product to provide effective and non-invasive metrics of bile duct changes, allowing healthcare providers to improve patient care through objective and accurate diagnosis and monitoring of disease. This includes the ability to determine which biliary strictures to intervene on with biliary stent insertion (an endoscopic intervention that costs, on average, approximately $8,000 to perform in the United States). Further, MRCP+ supports clinical trials by improving patient selection processes and helping ensure consistency and standardization in protocol and interpretation across sites. Providers are able to acquire greater certainty through quantitative measurement, and in turn diagnose faster, allowing payors to monitor disease-specific changes and drug-effects while empowering patients to avoid non-essential invasive ERCPs and better manage their chronic diseases.

Figure 14. Flow diagram illustrating the referral pathway for patients with suspected hepatobiliary disease and proposed appropriate patient selection criteria for coverage and reimbursement of MRCP+.

Using estimated reimbursement and pricing for MRI-based scans using MRCP+, estimates of the prevalence of hepatobiliary diseases and pancreatic cysts in the population and assuming patients are in the future scanned one or more times for diagnosis and monitoring during the course of their disease, we estimate the potential total addressable market opportunity for disease diagnosis and surveillance among these patients to be approximately $4.4 billion in the United States. There is also a substantial market opportunity outside the United States.

Liver Cancer

Liver Cancer Overview

Liver cancer is categorized as primary liver cancer, which originates in the liver, or secondary liver cancer, which spreads to the liver from other areas in the body. The two main types of primary liver cancer are benign hepatoma and malignant hepatocellular carcinoma (HCC) and biliary tree cancer which includes bile duct cancer

(cholangiocarcinoma) and gall bladder carcinoma. According to the American Cancer Society, more than 800,000 people worldwide are diagnosed with liver cancer annually and liver cancer accounts for 700,000 deaths each year. In the United States, in 2021, there will be an estimated 42,000 new diagnoses of primary liver cancer and intrahepatic bile duct cancer, while roughly 30,000 people are expected to die of these cancers. Currently, primary liver cancer is generally diagnosed at the later stage of disease due to limited diagnostic screening measures, resulting in a high mortality rate. A variety of general methods are used to monitor and screen for liver cancer. In terms of monitoring, healthcare providers can track alpha-fetoprotein (AFP) levels in the patient’s bloodstream. AFP is a protein produced when liver cells regenerate and the amount of AFP can help detect liver cancer. Once liver cancer has been firmly diagnosed, healthcare providers will take an invasive liver biopsy, to determine the type and stage of the cancer. Several biopsy methods are currently used including fine needle aspiration (FNA) biopsy, core needle biopsy or laparoscopic biopsy which include the risks of bleeding and infection. PET and CT scans are used by healthcare providers to determine if the cancer has spread to surrounding areas. An ultrasound can be used to assess the progress of the treatment.

Treatments vary depending on the tumor and type of cancer, and there are multiple options available. Some treatments involve surgery including partial hepatectomy where the part of the liver that contains the tumor is surgically removed. Post-surgery, the liver will grow back to its original size, if resection is appropriately performed such that the residual liver is sufficiently healthy. A liver transplant can replace the diseased liver with a healthy liver from an organ donor. Chemotherapy, locoregional therapies such as TACE and radiotherapy, and microwave ablation are other forms of treatment that target the patient’s fast-growing cells and tumor, respectively. With this plethora of treatments, and multiple types of liver tumor in patients with different levels of pre-existing liver disease, there is a clear unmet need to stratify patients more effectively and guide treatment with maximal benefit.

Current Diagnostic Methodologies and Unmet Need

Surveillance—liver Cancer as an Example

Ultrasound, with or without AFP, is recommended as a surveillance tool every six months for patients at high risk of developing HCC, or patients with cirrhosis of varying etiologies. The American Association for Liver Disease (AASLD), however, grades the quality or certainty of evidence for this as low. Ultrasound has low sensitivity for small lesions and an accompanying measurement of AFP offers no improvement. False positives and indeterminate results are not uncommon with ultrasound, which leads to patients suffering from physical harm due to continued surveillance based on incorrect or unreliable results. In a study published in 2016, the ultrasounds of approximately 20% of patients were classified as inadequate for surveillance, with greater inadequacy shown for obese patients as well as those with NASH-related cirrhosis. With cases of obesity and NAFLD rising, and with NAFLD being the fastest-growing cause of HCC development in liver transplantation, according to a 2018 study, a test that is not affected by the body habitus of larger patients is urgently needed. There is strong evidence of clinical utility and reliability of LiverMultiScan in monitoring of NAFLD patients, and early data showing non-contrast MRI is more sensitive in detecting small lesions compared to ultrasound. We are also developing an integrated diagnostic platform using digital imaging, pathology and genetics for a precision medicine approach.

Decision Support for Treatment—Liver Cancer as an Example

There are multiple different treatments for cancer. Using liver cancer as an example, these range from curative procedures such as surgery, transplant and ablation to non-curative therapies including systemic or chemotherapy and locoregional therapy, such as transarterial chemoembolization and transarterial radioembolization. Even though multiple different treatments exist, there is no consensus at present on which patients gets which treatment, and it is not uncommon for patients to relapse after starting treatment. Better decision support tools are hence needed to stratify patients for precision health treatment pathways that they will be most likely respond to.

Consequently, there is high unmet medical need for technologies that allow healthcare providers to stratify liver tumor patients and to monitor their response to therapy over time. Once stratified, healthcare providers can then offer highly targeted and appropriate therapies and treatments to each individual patient to deliver maximal clinical benefit. This is the core power of our precision medicine technology. This approach is of significant benefit, particularly to patients who receive much more precise and customized care, but also to healthcare providers as well as hospitals and healthcare systems. Many significant health economic benefits are associated with this approach.

Surgical resection is the treatment of choice in patients with resectable liver tumors. Resectability depends on various factors, including the underlying health of liver tissue and volume remaining post-resection. Despite advancements in technology and expertise at liver cancer centers, liver resection remains a challenging procedure due to the organ’s anatomic structure and the multiple vital functions it supports. Post-operative liver failure and mortality are can be as high as 34% and 8%, respectively. The avoidance of liver failure following hepatic resection requires a sufficient post-resection volume of functional tissue to maintain normal physiologic hepatic function for the body. Decision support tools for accurate pre-operative prediction of post-operative liver performance is hence crucial to improving patient outcomes and minimizing healthcare spend. Fulfilling this unmet need is even more urgent with the prevalence and rise in chronic liver disease and NAFLD, leading to more patients developing tumors on an unhealthy liver background.

At present, calculation of the remnant liver volume, that is, the liver volume remaining post-surgery, relies on a manual process by radiologists. Due to the labor intensiveness and time required, which can take up to 90 minutes per case, radiologists are rarely requested to perform this process and hence the remnant liver volume is simply estimated. A combination of clinical risk factors and indices of liver synthetic function provides reasonable estimates of remnant liver function to an experienced surgeon but can be subjective. More objective estimates of liver function can be achieved through 99mTc-mebrofenin scintigraphy, 13C-methacetin metabolism, or indocyanine green (ICG) clearance. These methods, however, require tracer injection and specialized detection devices and are not recommended in the AASLD or EASL guidelines except ICG clearance in APASL guidelines. Various blood-based risk scores such as the Hyder-Pawlik have been created to estimate post-resection survival but are only calculated during post-surgical recovery and are less sensitive to mild morbidities which may still require changes in clinical management.

Our Product: Hepatica

Hepatica is an AI-powered software tool for decision support in liver cancer patients, based on proprietary LiverMultiScan technology, which can look at the whole organ in multiple dimensions by combining multiple horizontal sections of the liver with a three dimensional volume of the liver. With the incorporation of LiverMultiScan technology, Hepatica’s utility and reliability for the assessment of chronic liver conditions, such as liver cancer, is built from similar technological backbones that have been evaluated by over 60 peer-reviewed publications, over 90 peer-reviewed abstracts, 60 clinical evidence generation studies and 35 clinical trials.

The initial focus of Hepatica is surgical decision support, where it presents a unified platform for measuring and integrating the volume and health of the future liver remnant, which provides liver surgeons and multidisciplinary cancer care teams with valuable, pre-operative clinical information on predicted future liver performance and likely clinical outcomes, such as the length of hospital stay post-operatively. This augments decision-making on surgical candidacy and hepatectomy planning to improve patient outcomes. Based on published results from a clinical study, Hepatica has demonstrated prognostic value in the identification of high-risk liver resection candidates, equipping liver surgeons with early information to perform a parenchymal-sparing, or less aggressive, resection. This reduces risk of post-operative complications such as liver failure, and correspondingly decreases length of hospital stay as well as intensive care. Further, Hepatica saves already stretched radiology resources by centralizing the labor-intensive and manual process of anatomically delineating the liver and calculating segmental volumes. This frees up radiologist time at a rate of up to 90 minutes per case. With AI, Hepatica not only halves time needed for this procedure but also adds accuracy and lowers variability in the analysis.

Figure 15. Based on conventional MRI, two liver resection patients had seemingly comparable pre-operative characteristics, so similar resection plans (right hepatectomy with 30% future liver remnant) were implemented. Patient 1 had an uneventful post-operative course but Patient 2 developed post-hepatectomy liver failure leading to prolonged hospital stay. Retrospective evaluation of Hepatica scans revealed Patient 2 had findings consistent with fibro-inflammatory disease and steatosis whereas Patient 1 had normal parameters. These findings corresponded with the resection specimen histology but were not detected by conventional MRI.

In addition to surgical decision support, there is already early evidence showing the utility of Hepatica across all stages of cancer care. In cancer surveillance, Hepatica is more sensitive to small lesions that may be missed on ultrasound or CT. With NAFLD and NASH as the fastest-growing cause of liver cancer, Hepatica has a clear competitive advantage over other imaging modalities, as it has proven utility and reliability in assessing patients within this indication. Other early data show the potential of Hepatica in supporting decision-making in other treatments such as radiotherapy and chemotherapy, and to complement this, the technology has a strong evidence base in monitoring response to treatment in patients with chronic liver disease. Work is also underway on AI algorithms as well as integration of the software with current radiology reporting standards for the diagnosis and staging of tumors.

Hepatica is an MRI-based software decision support tool for healthcare providers that provides more accurate liver health assessment to determine the optimal treatment pathway. The liver is conventionally divided into a number of segments, the outlines of which are defined by the major blood vessels supplying oxygen and nutrients to the liver, which are known as Couinaud segments. Given that each segment has independent vascular supply, a resection is generally planned to remove one or more whole segments. However, partial segment resections surgeries are also performed and our Hepatica product is also capable of assessing partial resections. Hepatica combines segmentation of the liver into its Couinaud segments with a LiverMultiScan assessment of the health of each segment, providing decision support for resectomy considerations and liver transplantation. The MRI-based product provides healthcare providers and radiologists with patient-friendly reports that are integrated into their workflow through a PACS-integrated cloud-based service and show AI-driven delineation of liver volume. Hepatica saves time, improves accuracy and has minimal variation. There is also early evidence that Hepatica can operate across all stages of cancer care, including surveillance, diagnosis and therapy selection.

Additionally, Hepatica can provide more accurate surgical risk assessment. Assessing the minimum functional liver remnant (FLR) is critical to determining whether patients have higher probability to survive the initial stages of the perioperative period. Hepatica can determine whether the FLR is small and healthy or large and unhealthy, which helps determine whether or not the patient should consider treatment options such as surgery or hepatectomy. In a recent study, Hepatica was also shown to pre-operatively identify patients at increased risk of a longer post-operative hospital stay, which is of particular importance given the significant cost of in-patient care following liver resection (Mole et al., PLOS ONE (2020)).

Without Hepatica, only FLR volume is used to determine post-surgery outcomes. With the decision support provided by Hepatica, healthcare providers can see the cT1 metric, which shows the amount of inflammation and fibrosis in the liver. These data provide valuable insight into whether or not the liver has a healthy background or fibroinflammation creating a more accurate clinical assessment in regards to surgery and hepatectomy risks. In this way, Hepatica identifies high-risk liver resection patients early on in the treatment process. This enables a more precise understanding of the state of the liver before surgery, which allows a surgeon to adapt for a more or less aggressive resection. With the ability to better assess and stratify surgical risks, Hepatica can identify patients pre-operatively that are at risk of a longer length of hospital stay (1.5 days longer on average). Avoiding these extended stays can be equivalent to estimated savings of $6,000 per patient. Hepatica has received regulatory clearances for clinical use in the United States (FDA 510(k)) for processing MR image datasets to produce semi-automatic segmented multi-dimensional models of the liver, including volumetric data for liver segments. Hepatica may also report PDFF and cT1 metrics, which present numerical values of different fundamental liver tissue characteristics that can be used as measures of liver tissue health and, in conjunction with existing diagnostic tests and clinical evaluation of the patient, may support surgical decision making. The 2000 study, “Quantitative magnetic resonance imaging predicts individual future liver performance after liver resection for cancer” (Mole et al., supra) showed that pre-operative cT1 is predictive of duration of post-operative hospital stay and has potential to inform the assessment of individualized patient risk as part of the clinical decision-making process for liver cancer surgery. Based on these results, Hepatica has proven to predict liver cancer patients who are at high-risk of poor surgery outcomes such as liver failure. Although the initial focus of Hepatica is surgical decision support, there is early evidence showing utility of the technology in enabling decision-making in other interventions such as radiotherapy and chemotherapy. We intend to pursue a CPT code for Hepatica by 2022.

Commercial Opportunity

Chronic liver diseases (CLD), including NAFLD, viral hepatitis and cirrhosis, increase the risk of HCC. It is estimated that 3.7 million patients in the United States are eligible for surveillance for HCC. As HCCs are diagnosed, an estimated 42,000 will be diagnosed in the United States alone in 2021, planning therapeutic interventions requires precision imaging, representing a significant market opportunity. Using estimated reimbursement and pricing for MRI-based scans using Hepatica, estimates of the prevalence of chronic liver disease in the population and assuming patients are in the future scanned one or more times for monitoring and therapeutic intervention decision support during the course of their disease, we estimate the total addressable potential market opportunity for surveillance and decision support among these patients to be approximately $2.8 billion in the United States. This includes an estimated U.S. total potential market opportunity of $2.3 billion for liver cancer surveillance, inclusive of at-risk and chronic liver cancer markets, and an estimated U.S. total potential market opportunity of approximately $500 million for liver disease therapeutic decision support, inclusive of HCC and biliary tree cancer markets. There is also a substantial market opportunity outside the United States.

Hepatica has received regulatory clearances for clinical use in the United States (FDA 510(k)). The addressable market for our Hepatica product includes surgeons operating on patients with liver disease, which can be a high value market with greater buying capacity given the favorable health economics of precision imaging in assisting in operation decision-making. Additionally, we have the ability to cross-promote Hepatica with LiverMultiScan using the same sales force given the overlapping market of liver and gastroenterology surgeons.

COVID-19 and Long-COVID

Disease Overview

COVID-19 is an infectious disease caused by the SARS-CoV-2 virus. The disease was originally identified in December 2019 and was declared a pandemic by the World Health Organization in March 2020. As of April 2021, there have been nearly 130 million confirmed cases of COVID-19 globally, including over 30 million confirmed cases in the United States. According to the Centers for Disease Control and Prevention (CDC), patients with COVID-19 may experience a variety of symptoms, including fever or chills, cough, shortness of breath or difficulty breathing, fatigue, muscle or body aches, headache and new loss of taste or smell. However, disease severity and duration of expression can vary widely, ranging from mild symptoms to severe illness, with severity most often linked to pre-existing diseases and other comorbid conditions such as cardiovascular disease, diabetes, chronic kidney disease, chronic lung disease and obesity.

Most patients suffering from COVID-19 will recover within several weeks of initial symptom onset, while a subset of people will continue to experience symptoms that endure for 12 or more weeks after the infection, which is referred to as Long-COVID. Like COVID-19, Long-COVID is a heterogeneous condition that is estimated to affect approximately 10% of patients that have been infected with COVID-19. While COVID-19 was initially considered to be a lung disease because difficulty breathing was a common symptom, according to the Medicines and Healthcare products Regulatory Agency (MHRA) and the CDC, there is growing evidence that a certain percentage of patients with COVID-19 will also suffer from lingering damage to multiple other organs. A recent study showed that, compared to matched controls, Long-COVID patients have an approximately three-fold higher risk of re-hospitalization (29% compared to 9%) and an approximately seven-fold higher risk of death (12% compared to 1.7%). The study also showed that Long-COVID patients were 3.0 times more likely to develop cardiac disease, 6.0 times more likely to develop further respiratory disease, 1.9 times more likely to develop chronic kidney disease, 1.5 times more likely to develop diabetes and 2.8 times more likely to develop chronic liver disease.

Current Diagnostic Methodologies and Unmet Need

There is no prescribed pathway for patients suffering from Long-COVID, and no diagnostic tests have been cleared by regulatory authorities to aid in disease diagnosis or management. Long-COVID was first recognized by health authorities in October 2020, therefore general understanding of the disease and its related complications is evolving and remains limited. In particular, symptom presentation, duration and risk factors are largely unknown and may be affected by existing underlying health conditions, making the disease difficult to diagnose and treat. However, we believe that identifying multiple organ complications in Long-COVID patients is an important step in the clinical management of the disease, and screening tools that enable rapid, scalable and simultaneous evaluation of multiple organs are becoming increasingly relevant for patients with Long-COVID.

Evaluation of patients suffering from symptoms caused by Long-COVID is costly and time-intensive, and is often associated with significant delays in diagnosis and treatment. The medical community has not yet reached a consensus on how to treat Long-COVID patients, resulting in patient care that is fragmented and generally requires referrals to numerous specialists where patients are subject to sequential imaging and a myriad of tests, including blood investigations to assess heart, thyroid, kidney and liver function, lung CT imaging, brain MRI, cardiac stress echocardiography or cardiac MRI and liver and renal ultrasound imaging. Each test must then be delivered to a hospital radiology or cardiology department and interpreted by a specialist, which can cause additional delays. Proper assessment requires patients to schedule a follow-up visit to discuss their results with each respective specialist. We believe that diagnostic tests that are robust enough to simultaneously evaluate multiple organs for physiological and anatomical changes in a single visit and provide actionable results for healthcare providers to tailor treatment plans according to a patient’s disease will be foundational to improving Long-COVID diagnosis and treatment.

Our Product: CoverScan MD

“The dogmas of the quiet past are inadequate to the stormy present. The occasion is piled high with difficulty, and we must rise—with the occasion. As our cause is new, so we must think anew and act anew.”—Abraham Lincoln, 1862

Leveraging our expertise in organ imaging and our in-licensed technology, we have developed CoverScan MD, a non-invasive, multiparametric MRI suite for simultaneous assessment of multi-organ health and function for patients with Long-COVID. Utilizing a single, 30-minute, non-contrast MRI scan, CoverScan MD provides quantitative metrics to characterize the health and function of the lungs, heart, kidney, liver, pancreas and spleen. This enables the accelerated stratification of Long-COVID patients, which allows them to be guided into the appropriate care pathway, and offers decision support to healthcare providers through actionable reports that are delivered through our Perspectum Portal.

Figure 16. Illustrative CoverScan MD report.

CoverScan MD provides a standardized tool to evaluate symptoms and identify changes in the health of multiple organs, allowing longitudinal monitoring of patients with multiple scans over time. CoverScan MD presents actionable data: for example, patients with myocarditis can be started on anti-inflammatory medication and beta-blockers; patients with liver inflammation can be advised to abstain from alcohol or other substances that may further harm liver health; and patients with pancreatic damage can be counseled on their increased risk of diabetes. This presents healthcare systems with a unique opportunity to significantly reduce costs by replacing an otherwise extensive suite of diagnostic tests and specialist appointments to individually assess organ health with one test performed in a single visit. By rapidly providing meaningful insights, we believe CoverScan MD can play an important role in preventing and treating chronic diseases caused by Long-COVID, and may enable patients to avoid costlier interventions required at later disease stages.

CoverScan MD was developed after positive interim results from our COVERSCAN study, a research trial funded by the National Consortium for Intelligent Medical Imaging in the United Kingdom and by the European Union by way of the ‘Executive Agency for Small and Medium-sized Enterprises’ (EASME) to investigate the long-term impacts of COVID-19 on the health of multiple organs and identify at-risk features related to the disease using multiparametric MRI. Our COVERSCAN study aims to determine the degree and prevalence of injury in multiple organs for patients recovering from COVID-19. The study recently completed enrollment, and will include data from a cohort of more than 500 patients. Based on interim results from the first 201 patients, our COVERSCAN study demonstrated that 70% of patients recovering from COVID-19 experienced damage in one organ and 29% of patients experienced damage in multiple organs three months post-virologic infection. We believe our COVERSCAN study is the largest Long-COVID imaging study ever conducted.

Figure 17: Interim results from COVERSCAN study showing prevalence of various organ pathologies in 201 patients suffering from Long-COVID who were imaged with CoverScan MD, adapted from Dennis et al., BMJ Open (2021).

CoverScan MD has received Exceptional Use Authorization (EUA) by the MHRA for the assessment of Long-COVID in the United Kingdom, with a scheduled expiration of July 14, 2021 if not earlier CE marked.

CoverScan MD incorporates technology utilized by our LiverMultiScan product, as well as other proprietary and in-licensed technology to analyze multiple organs simultaneously. We believe that CoverScan MD clearly exemplifies our deep expertise in rapid product innovation, design and delivery. CoverScan MD is a platform product with leverageable core competencies that are translatable into the development of new applications in multiple adjacent markets. For example, we believe that CoverScan MD’s multi-organ approach to chronic disease evaluation and diagnosis has utility in aiding the management of pulmonary, cardiac, pancreatic, renal and splenic diseases at the individual organ level, as well as enabling the metabolic profiling of patients with type 2 diabetes and metabolic syndrome at a multi-organ, multi-system level. We have also shown through assessments made by our CoverScan MD product that patients with poor metabolic health are most at risk of hospitalization for COVID-19 (Roca-Fernández et al., Frontiers in Medicine (Gastroenterology) 2021). Moreover, our CoverScan MD product has also helped show that patients with Long-COVID are more likely to develop diabetes and heart disease (Ayoubkhani et al., BMJ 2021).

Commercial Opportunity

While the understanding of COVID-19 is still developing, the disease has resulted in a significant burden for the worldwide population, especially for patients with pre-existing diseases and other comorbid conditions such as cardiovascular disease, diabetes, chronic kidney disease, chronic lung disease and obesity. Recent studies have shown that Long-COVID affects approximately 10% of all patients that have been previously infected by COVID-19. Based on over 30 million confirmed COVID-19 cases in the United States as of April, 2021, we estimate that there are nearly two and a half million people in the United States with Long-COVID. As a result, we believe that once CoverScan MD is cleared by the FDA that the estimated potential annual total addressable United States market opportunity for CoverScan MD is approximately $2.5 billion. This estimate is based on estimated reimbursement and pricing for MRI-based scans using CoverScan MD, estimates of the prevalence of

Long-COVID in the population, assumptions regarding the extent to which the assessment of Long-COVID continues to be necessary in the future, and assuming patients are in the future scanned once annually for diagnosis and monitoring during the course of their disease. Because of the global prevalence of COVID-19, we also believe there is a substantial market opportunity for CoverScan MD outside of the United States.

Research and Development Pipeline

“The doctor of the future will give no medicine, but will instruct his patient in the care of the human frame, in diet and in the cause and prevention of disease.”—Thomas Edison, 1902

Positioning LiverMultiScan in NASH as the lead liver indication for our SaaS platform has served as a valuable bridge into the adjacent metabolic diseases and obesity markets. NASH has provided a solid basis from which to extend our research and development portfolio and further build out our suite of proprietary quantitative imaging products to address a wider spectrum of obesity-linked diseases. Clinical evidence continues to corroborate NAFLD as a common precursor to the onset or progression of other chronic and acute conditions, such as type 2 diabetes, kidney dysfunction and cardiovascular disease. In a recent meta-analysis of over 500,000 individuals, NAFLD was found to be associated with more than a two-fold risk of developing type 2 diabetes. This interplay between NAFLD and type 2 diabetes is particularly important as the presence of NAFLD not only increases the incidence of type 2 diabetes, but also accelerates the resultant complications attributable to diabetes. The management of these co-morbid, compounding diseases places further strain on health systems, where claims-based health economic analysis has evidenced the significant increased costs associated with management of this complex patient population. According to a meta-analysis of the global epidemiology of NAFLD and NASH, the worldwide prevalence of diabetes among NAFLD and NASH patients was estimated to be 22.5% and 43.6%, respectively (Younossi et al., Hepatology (2016)). This compares to the diabetes prevalence in the general population of 10.5%. These data show the potential of our quantitative analysis platform to tackle the major T2D healthcare crisis downstream of obesity, offering a path to earlier risk-stratification in NAFLD patients positively impacting costs associated with the management of type 2 diabetes and other diseases.

Our near-term research and development pipeline focuses on medical applications that leverage our existing capabilities and technologies, minimizing development time and maximizing our return on investment. For example, the architecture underpinning Hepatica, which includes multiparametric MRI, automatic segmentation and AI-based feature detection, is readily applicable beyond liver cancer to other solid tumors. Our first pipeline indications are prostate and breast cancers, where the combination of quantitative imaging, radiomics and machine learning offer a non-invasive and accurate alternative to current diagnostic pathways, which are painful, error-prone and perform poorly on high-risk patients. Similarly, the core capabilities of CoverScan MD, which include quantitative imaging of multiple organs, easily extends to applications in incremental markets, the first of which is diabetes. Patients with type 2 diabetes may be stratified using quantitative MRI assessment of associated organs including the liver, kidneys, pancreas, spleen, heart, aorta, as well as body composition, supporting clinical management based on a single, cost-effective MRI scan. Current standard of care requires the patient undergo a multitude of tests to assess multi-morbidity, which translates to a long and costly diagnostic pathway. We believe that metabolic profiling of patients with CoverScan MD will reduce treatment costs, improve risk-stratification for diabetic patients in primary care and enhance personalized treatment.

Additionally, we are progressing from using quantitative MRI as a standalone tool to a multi-domain approach for even better organ assessment and cancer care. Our future development pipeline includes an integrated diagnostic platform using digital imaging and pathology as well as whole genome sequencing for precision medicine in cancer. We are collaborating with key partners including the Foundation of the National Institute of Health, GE Healthcare, Roche Diagnostics and the University of Wisconsin to build AI-based, multi-modality software that we believe will enable healthcare providers to make personalized disease predictions and therapy selection to improve patient outcomes. Additionally, we believe incorporating data from multiple diagnostic disciplines will result in the identification of novel targets for cancer therapeutics, further expanding and accelerating clinical adoption of both those therapies and our companion diagnostics. We are focusing our efforts in liver cancer initially, and intend to leverage our platform capabilities for development and application in other organs and cancers.

Figure 18: We are expanding existing Hepatica technology within the oncology market to serve prostate and breast indications. We are applying our existing CoverScan MD Long-COVID technology in new markets, beginning with diabetes.

Our research and development pipeline has been de-risked historically through targeted grant funding, with the initial development of LiverMultiScan, MRCP+, Hepatica and proprietary and in-licensed technology underpinning CoverScan MD all funded through grant awards without surrendering intellectual property rights. Since 2013, we and our grant project collaborators have been successful in obtaining grant awards totaling approximately $163 million. Of these successful awards, we are entitled to recognize grant income totaling approximately $8.9 million and other non-monetary benefits valued at approximately $6.1 million. Grants fund studies to support new indications of existing products, such as evaluation of LiverMultiScan in the management of autoimmune hepatitis (AIH), as well as development of new product features. Awarded in 2019, the Precision 1 grant supports further development of Hepatica, through integration with digital pathology and whole genome sequencing, in order to improve detection and treatment of patients with suspected liver tumors.

Using estimated reimbursement and pricing for quantitative MRI-based scans using our current products and an integrated diagnostic platform for our future products, estimates of the prevalence of certain diseases in the population, and assuming patients are in the future scanned one or more times for diagnosis and monitoring during the course of their disease, we estimate the potential total addressable market opportunity for our near-term and future pipeline products to be approximately $30 billion in the United States.

Commercialization

U.S. Clinical Commercial Efforts

We are targeting the United States as our primary market for direct commercialization given the approximate prevalence of obesity of 42% of the population and resultant high rates of chronic liver disease, metabolic diseases and cancer. In addition to the need for new MR products given the prevalence of obesity, the United States also presents a promising commercial opportunity. Unlike the nationalized healthcare systems in many parts of Europe, the dynamic healthcare market in the United States often adopts new products earlier than the rest of the world and rewards the development of cost-efficient products that increase the quality of patient care. The United States also has a sizeable established footprint of MR systems: approximately 13,000 MR systems are located in the United States and perform approximately 35 million scans annually. Our SaaS platform can be readily integrated with healthcare providers’ picture archiving and communication system (PACS), providing seamless data transfer and reporting via our HIPAA-compliant, cloud-based Perspectum Portal. MR systems with magnetic strengths of 1.5T and 3T that are currently sold by GE Healthcare, Siemens AG and Philips Healthcare are compatible with LiverMultiScan. Together, these three original equipment manufacturers (OEMs) are the dominant players in the global diagnostic imaging market, with GE Healthcare representing the largest market share in the United States.

Our current commercial efforts are focused on expanding penetration and adoption of our products within outpatient imaging facilities, academic institutions and leading physician networks. We deploy a variety of supporting resources to our customers, including co-marketing campaigns, patient and physician educational programs, as well as ongoing support from our medical science liaisons on the applications of our services to patient management.

We have established clinical hubs in the United States as part of a phased market entry plan and have begun the launch of LiverMultiScan through collaborations with large radiology networks, GI practices and leading medical centers, including collaborations with Cedars-Sinai Medical Hospital, University of Virginia Medical Center, Columbia University Irving Medical Center and Massachusetts General Hospital, which we expect to extend. In addition, we plan to expand into integrated delivery networks and accountable care organizations to supplement our existing footprint with market providers. We are focusing on expanding penetration and adoption of our products in broad clinical practice. As a part of our clinical commercialization efforts in the United States, we have established an early presence in Texas and Florida as part of a phased market entry plan and have begun the launch of LiverMultiScan through collaborations with large radiology networks, GI practices and leading medical centers. We entered into a non-exclusive global distribution partnership for LiverMultiScan with GE Healthcare in November 2020 to increase LiverMultiScan’s accessibility for providers who are purchasing new MR scanners or upgrading or replacing existing MR scanners. Furthermore, to expand our presence in outpatient imaging centers, we are conducting clinical pilots with a growing number of large integrated delivery networks.

We entered into a non-exclusive global SaaS distribution partnership for LiverMultiScan with GE Healthcare in November 2020 to increase LiverMultiScan’s accessibility for providers who are purchasing new MR scanners or upgrading or replacing existing MR scanners. Furthermore, to expand our presence in outpatient imaging centers we are conducting clinical pilots with a growing number of large integrated delivery networks.

We have a small team of clinician-focused sales representatives, account managers, and marketers, supported by a team of analysts, service managers and clinical outreach specialists, with strong backgrounds in radiology and other related disciplines. To support our growth objectives, we are focused on hiring and training an efficient team of business managers, clinical specialists and medical educators to drive utilization in existing facilities, and increase scan volumes and throughput, while broadening awareness of our products to further expand our referral base and annual recurring revenues in new and existing geographies. We intend to grow through multiple sales channels, focused on the direct sales force (in particular radiology networks, integrated delivery networks and transplant centers), supplemented by OEM partnerships, such as the agreement we have already established with GE Healthcare.

As we scale our organization, we will diversify and supplement the expertise in our commercial team to expand our referral base across a wider network of healthcare providers, including healthcare providers specializing in hepatology, GI, internal medicine, general surgery and endocrinology and extend our reach to include large community practices, oncology networks, accountable care organizations and government medical facilities. Our customer acquisition activities will be split into indirect activities such as marketing campaigns and attendance at medical conferences, and direct sales activities to increase referral volume and expand our service offerings into more healthcare systems.

While we expect to significantly increase the size of our direct sales force in the coming years, we intend to focus near-term efforts on expanding our market access expertise to selectively build relationships with payors and to articulate the health economics and patient benefits of our products on patient management and by leveraging the launch of potential new NASH therapies to further accelerate market adoption. Our sales force expansion plans will be guided by the pace of progress we make in our market access activities including securing CMS reimbursement and third-party payor contracts and ensuring the adoption of our Category III CPT codes, which go into effect on July 1, 2021. These are all important milestones to successful commercialization of our products and can pave the way for broader adoption once both the provider and patient are reimbursed.

International Clinical Commercial Efforts

Outside the United States, our products are available in 28 countries. Currently, all data is processed in our ISO13485 and HIPAA-compliant facilities in the United States, the United Kingdom and Singapore, depending on the individual agreement with our customer.

We are currently focused on expanding our commercial capabilities in Asia, with Japan as our initial target market outside the United States. Liver disease is a significant socioeconomic burden in Japan. Over 20 million people in Japan are estimated to have NAFLD and approximately 42,000 people develop liver cancer each year. Japan has the highest number of MR systems per capita in the world and a strong history of adopting innovation. We have concluded a number of programs to establish the clinical utility of our products in Japan, including the first peer-reviewed study to demonstrate the superiority of LiverMultiScan in detecting patients with at-risk NASH over competing technologies, including FibroScan (EchoSens SA) and MRE (Resoundant, Inc.) Our commercialization activities in Asia are supported by a small team based in Singapore.

On March 25, 2021 we have entered into a development and distribution agreement with Clairvo Technologies Inc. (Clairvo), a subsidiary of the Marubeni Corporation, a major Japanese integrated trading and investment conglomerate, related to the sale, marketing and distribution of LiverMultiScan within the Japanese market. This agreement will initially focus on market access activities in Japan, including regulatory clearance by the Pharmaceuticals and Medical Devices Agency (PMDA) and reimbursement of LiverMultiScan by the Ministry of Health, Labour and Welfare (MHLW). Together with Clairvo, we are establishing a network of healthcare providers to guide supporting clinical utility research. After clearance by the PMDA, the focus of the agreement will move to sales and marketing, leveraging Clairvo’s extensive relationships with hospitals, OEMs and PACS vendors in Japan. Under our agreement with Clairvo, we will receive a share of all revenues generated by Clairvo and its affiliates.

Beyond Japan, the prevalence of liver cancer in China, which accounts for over half of liver cancer diagnosis globally, makes it a natural market for both LiverMultiScan and Hepatica. Our commercialization strategy for China is currently in the exploratory phase.

We have appointed a Vice President of European Clinical Operations to coordinate our early market access and commercial efforts in Europe, where we have initial contracts with private imaging centers. In the United Kingdom, we are pursuing the necessary components for adoption of our products by the NHS, including vendor qualification on NHS procurement frameworks and assessment of our products through the Diagnostic Assessment Programme of the National Institute for Health and Care Excellence (NICE).

Pharmaceutical Development Products

We drive early commercialization and access to our products through our pharmaceutical development customers, establishing commercial partnerships with pharmaceutical companies who deploy our proprietary biomarkers in their pharmaceutical development programs to accelerate clinical progress and establish an evidence base for regulatory approval of their drug candidates, as demonstrated by our partnerships to date with a number of large pharmaceutical companies and NASH-focused pharmaceutical companies such as Madrigal Pharmaceuticals, Akero Therapeutics and NGM Biopharmaceuticals. These partnerships allow for early access among key opinion leaders in hepatology and radiology while demonstrating the utility of our diagnostic services for high burden and rapidly evolving diseases, such as NASH and NAFLD. The geographical footprint that we have established to service clinical trials further serves as a springboard for expansion of our products into a clinical setting.

Our business development team is focused on engaging with pharmaceutical companies as well as other life sciences partners in the United States and internationally. Our strategy is to demonstrate the value of our precision medicine SaaS platform products and expand utilization throughout the pharmaceutical development cycle through to commercialization and post-market approval. In addition to direct engagement with pharmaceutical companies, we also partner with full-service CROs and site management organizations, which serve as an indirect channel for sales and footprint expansion.

We will further expand our pharmaceutical commercial efforts by:

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Continuing to establish our status as approved and preferred providers for large pharmaceutical companies through master agreements, to expand the use of our services across multiple drug candidates in their portfolio;

•	Developing a smart site network that enables more efficient and effective recruitment to, and successful operation of, clinical trials;

•	Partner with other life sciences companies to provide our novel biomarkers to support their market approvals as companion diagnostics products;

•	Continuing to build strategic partnerships with full-service CROs to further penetrate the NASH therapeutics development market and accelerate entry into new indications, such as oncology and IBD; and

•	Partnering with other life sciences companies and/or healthcare systems to expand our patient registries for real-world evaluation and enrolment into clinical trials.

Coverage and Reimbursement

Reimbursement for Our Products

We currently generate revenues for our products through our agreements with our customers, including leading pharmaceutical companies that are developing therapeutics for the treatment of NASH who use our products for trial inclusion and endpoint assessment in clinical trials, and for commercialization planning purposes. However, in the future, we intend to generate revenues on our products from several sources, including third-party governmental and commercial payors, healthcare systems such as hospital networks and imaging facilities, and self-paying individuals. To receive reimbursement from third-party payors, we will need to comply with third-party payor coverage policies.

We believe our data-driven products enhance the safety, accuracy, and cost-effectiveness of patient management by equipping healthcare providers with actionable information, as evidenced by the adoption from key stakeholders in healthcare systems. Evidence-based analytical validity, clinical validity and clinical utility studies are key drivers of both clinical adoption and reimbursement from governmental and commercial payors. Our future growth will leverage peer-reviewed evidence of our products and our relationships with pharmaceutical companies who use our products in clinical trials to further our goal of scaling these products directly into clinical practice on a global basis.

We believe our products offer significant health economic value to payors in the following ways:

•	providing better decision support for the diagnosis, stratification and monitoring of patients with chronic metabolic diseases, multi-organ pathologies and cancer;

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furnishing a HIPAA-compliant interface through which our SaaS products are delivered to healthcare providers, allowing healthcare providers and radiologists to upload patient scans to this secure, user-friendly platform and easily monitor analytical progress; and

•	reduce the need for liver biopsy, thereby avoiding the associated high costs, subjective analyses and significant risk of complications associated with liver biopsy.

We believe our products will help third-party payors promote benefits in health economics by reducing both diagnostic and treatment costs, while simultaneously and most importantly improving clinical outcomes.

Our Market Access Program and Achievements

In the United States and international healthcare markets, patients and providers generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Even if a medical device product is approved, sales of the medical device product will depend, in part, on the extent to which third-party payors, including governmental payors, such as Medicare and Medicaid in the United States, and commercial payors, such as health insurers and managed care organizations, provide coverage, and establish appropriate reimbursement levels for, the medical device product and services involving the use of the product.

We have recently achieved the following coverage and reimbursement achievements, which are part of our market access program pillars listed below that are part of our strategy for broad commercial adoption and utilization of our products:

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Demonstrate value. Through dossiers, peer-reviewed publications and datasets for each of our products, we continue to show the utility of our products. Our investment in research and development is focused on real-world evidence and health economics outcomes.

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Engage payors. Leveraging our expertise in accessing and negotiating with payors, we are seeking a coverage determination through CMS and have initiated negotiations with large commercial payors in multiple key geographic locations.

•	Advocate and educate. We have established a multi-disciplinary advisory board of KOLs and several medical science liaisons in order to advocate for patients and educate the market about our products.

•	Guide policy. We provide resources and expertise to policy makers in order to guide market acceptance of our products.

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Facilitate delivery. Our sales force continues to communicate the value of our products and to provide support to payors as they make coverage determinations, including our recent receipt of two unique Category III CPT codes for LiverMultiScan and our non-exclusive global SaaS distribution agreement with GE Healthcare.

Government Payors

In the United States, Medicare coverage is limited to items and services that are within the scope of a Medicare benefit category that are reasonable and necessary for the diagnosis or treatment of an illness or injury. National coverage determinations are made through an evidence-based process by CMS, with opportunities for public participation. Few items and services are subject to national coverage determinations. In the absence of a national coverage determination, items and services may be covered subject to a local coverage determination (LCD) or based upon individual claims adjudication in the absence of any coverage policy In order to obtain coverage under an LCD, for Medicare, a formal process must be pursued and a local coverage determination must be achieved with each individual Medicare Administrative Contractor (MAC), which includes a health technology assessment and a medical policy evaluation. A MAC coverage decision may be adopted by other MACs as certain MACs have become expert at assessing these clinical areas, though other MACs make their own individual coverage decisions for diagnostic and monitoring products and may take steps to control the utilization and delivery of such products.

Commercial Third-Party Payors

Coverage determinations by commercial payors also require health technology assessments and medical policy evaluations by each third-party plan. For commercial payors, we intend to pursue a provider-led commercial model, contracting with the provider (hospital network or imaging facility) to deliver our products. This is how we currently deliver our products in a clinical setting, with a blend of enterprise and discounted per-analysis service contracts. In July 2021, we intend to begin to negotiate with each provider for a per-analysis fee for its services, with enterprise contracts phasing out for all existing customers. Under this approach, providers would have primary responsibility for negotiating reimbursement with the commercial payor.

We intend to work with expert reimbursement specialists to support the development of appropriate guidance and materials to facilitate providers in these negotiations. Our only direct relationship with each commercial payor will be to obtain agreement on the appropriateness and medically necessity of our products, to ensure our products are covered and will be reimbursed when a provider submits a claim. We will also articulate the value of the product to the commercial payor to influence the rate of reimbursement that is assigned, but will not have any direct contractual relationship with or receive any direct remuneration from the commercial payor. We have already been successful with a number of health plans in educating them of the value of LiverMultiScan and we plan to work with health plans and providers to construct care paths for NASH. As part of this process, we have initiated negotiations with the relevant commercial payors in these selected key geographic locations. In addition, have engaged in the FDA’s Early Payer Feedback Program, which has given us additional points of contact with commercial payors and health plans that are able to provide feedback on clinical evidence and potential coverage recommendations. The Early Payor Feedback Program is a voluntary opportunity for medical device sponsors to obtain payor input on clinical trial design or other plans for gathering clinical evidence needed to support positive coverage decisions.

Our Coverage and Reimbursement Strategy

To achieve broad coverage and reimbursement of our technologies we intend to:

•	Continue to actively engage with third-party payors and providers to achieve commercial coverage;

•	Drive code adoption of new CPT codes for LiverMultiScan, among commercial plans;

•	Seek an appropriate payment fee schedule and coverage determination through CMS;

•	Achieve broad coverage with commercial payors;

•	Use the precedent set by LiverMultiScan to extend our CPT code portfolio to cover multi-organ and quantitative biliary imaging products, such as CoverScan MD and Hepatica; and

•	Pursue self-pay and contracts with governmental payors for CoverScan MD.

We are actively engaged in efforts to achieve broad coverage and reimbursement for our products from governmental and commercial payors. Achieving positive coverage determinations eliminates the need for appeals and reduces failures to collect from a third-party payor. Implementing our strategy includes our coverage and reimbursement teams educating third-party payors regarding our strong health economics and clinical validation data, and in the future clinical benefit data, which we believe validates the value of our products and provides evidence for third-party payors to establish value-based reimbursement.

Competition

The healthcare industry, including imaging and diagnostics companies, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. Given the breadth and promise of personalized medicine, we face substantial competition from different sources, including other imaging and diagnostics companies with products directly competing with our products as well as life sciences tools and academic research institutions. Due to the significant unmet need for a scalable, quantitative, non-invasive diagnostic and monitoring product for treatment decision-making and disease progression monitoring of chronic metabolic diseases, multi-organ pathologies and cancer, we expect ongoing intense competition. However, we believe our proprietary and adaptable SaaS platform and our process capabilities that enable us to create new products rapidly will distinguish us from our competitors. For example, our LiverMultiScan product uniquely provides a non-invasive and cost-effective method for detection and monitoring of liver disease, which is critical given the absence of comparable products and the prevalence of liver disease. We face competition from other imaging and diagnostics companies with products directly competing with LiverMultiScan and our other current products. These include, among others, providers of imaging tests such as Echosens SAS (FibroScan), Resoundant, Inc. (MRE) and SuperSonic Imagine SA (ShearWave) and providers of blood tests such as Nordic Bioscience A/S, SomaLogic, Inc. and Fibronostics Sarl. We also compete with providers of medical imaging software such as MeVis Medical Solutions AG, Virtual Resection, HiSense Group, TeraRecon, Inc. and Canon Inc. We also compete with providers of other non-invasive diagnostic and monitoring products such as ENDRA Life Sciences Inc. and Genfit S.A. We also face competition from data analytics companies that have developed technology-based or artificial intelligence-based approaches to healthcare applications and medical devices and that currently or in the future may develop diagnostic and monitoring products focused on single or multiple organ assessment for treatment of various diseases.

In development services for pharmaceutical companies, clinical trials and accompanying diagnostic projects are being pursued by a number of industry and academic participants. In diagnostic and monitoring services for clinical practice, we anticipate facing competition primarily from competitors with other diagnostic platforms. More broadly, large diagnostic companies may elect to build their own diagnostic and monitoring products. In the future, it is possible we may face competition from companies presently developing early detection testing products that do not currently compete with us.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, delivery, regulatory clearance approval and compliance, and sales and distribution than we do. Some of these competitors have widespread brand recognition and market penetration and substantially greater financial, technical, research and development and selling and marketing capabilities than we do. Smaller companies may also launch new or enhanced diagnostic and monitoring products and services that could gain market acceptance. Mergers and acquisitions involving life sciences research, clinical diagnostics or drug discovery companies in the personalized medicine space may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize diagnostic and monitoring products or services that are more accurate, more convenient to use or more cost-effective than our products. Our competitors also may obtain FDA or other regulatory clearance or approval for their products more rapidly than we may obtain clearance or approval for ours, which could result in our competitors establishing a strong market position before we are able to enter a particular market.

We believe key competitive factors impacting our success include the accuracy, utility, turnaround time and economics of our products, commercial execution, support and traction by our collaborators and key opinion leaders, market acceptance of our products in a clinical setting, reimbursement rates established for our products in the future, and the pace with which pharmaceutical companies scale clinical trial work globally using our technology.

Intellectual Property

Our success depends in part upon our ability to protect our technology and intellectual property rights. To protect our intellectual property rights, we rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and confidentiality and invention assignment agreements.

Our success also depends in part upon our ability to obtain and maintain patent and other proprietary protection for our products, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing, misappropriating or violating the valid and enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. With respect to both our owned and licensed intellectual property, we cannot be sure that patents will issue with respect to any of our owned or licensed pending patent applications or with respect to any patent applications that we or our licensors may file in the future, nor can we be sure that any of our owned or licensed patents or any patents that may be issued in the future to us or our licensors will be commercially useful in protecting our products and methods of manufacturing the same. Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from commercializing related products or limit the length of the term of patent protection that we may have for our products, including our lead product, LiverMultiScan, and future products, and our proprietary technology, including our MRI and image processing technology, and platforms, such as our proprietary cT1 biomarker. In addition, the rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that achieve similar outcomes but with different approaches. For these reasons, we may face competition for our products. Moreover, the time required for development, testing and regulatory review of our products may shorten the length of patent protection period following commercialization. See “Risk Factors—Risks Related to our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

Patent Portfolio

As of April 1, 2021, we solely own one issued U.S. patent and two pending U.S. non-provisional patent applications, three issued non-U.S. patent applications, including patents in the United Kingdom, Hong Kong and Singapore, 35 pending non-U.S. patents, including patent applications in Australia, Canada, China, Europe, Hong Kong, India, Japan, Malaysia, New Zealand, Singapore, Thailand and the United Kingdom and one pending Patent Cooperation Treaty (PCT) patent application.

As of April 1, 2021, we exclusively in-license three issued U.S. patents, one pending U.S. patent application, seven issued non-U.S. patents, including patents in Australia, Japan, Malaysia, Singapore and the United Kingdom, and six pending non-U.S. patent applications, including pending patent applications in Canada, China, Europe, Hong Kong and India, and we non-exclusively in-license six issued U.S. patents and three issued non-U.S. patents, including patents in Europe and Japan.

The claims of these owned or in-licensed patents and patent applications are directed toward various aspects of our products, manufacturing platforms and research programs. Specifically, the claims of these patents and patent applications cover certain aspects of our proprietary cT1 biomarker, our fat measurement and our MRCP+ and Hepatica products. Our owned patents and patent applications, if issued, are expected to expire between approximately 2036 and 2041, our exclusively in-licensed patents and patent applications, if issued, are expected to expire between approximately 2031 and 2037, and our non-exclusively in-licensed patents, are expected to expire between 2026 and 2031, in each case without taking into account any patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with any future collaborators, employees and consultants, and invention assignment agreements with our employees and consultants. These agreements may not provide meaningful protection or may be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. See “Risk Factors—Risks Related to our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

License Agreements

License Agreement with Oxford University Innovation

In April 2013, we entered into a license agreement (Oxford License) with Isis Innovation Limited, now Oxford University Innovation (OUI), pursuant to which OUI granted us a sublicensable, worldwide license to develop, make, use and market certain patents, patent applications and know-how related to multi-paramateric magnetic resonance diagnosis, staging of liver disease and mapping of T1 in abdominal organs in any field. The license is exclusive with respect to the licensed patents and patent applications and non-exclusive with respect to the licensed know-how. We own all improvements made by us to the licensed patents, patent applications and know-how, and OUI owns all improvements made by OUI to the licensed patents, patent applications and know-how. Certain improvements made by OUI are subject to the license. Under the Oxford License, we also granted OUI an irrevocable, perpetual, royalty-free license to grant the University of Oxford and Oxford University Hospitals NHS Trust a non-transferable, irrevocable, perpetual, royalty-free license to use and publish the licensed patents, patent applications and know-how and certain of our improvements thereto for non-commercial use. We are obligated to use our best endeavors to develop, exploit, and market products covered by the licensed patents, patent applications and know-how to maximize the financial return for both parties.

In consideration for entering the agreement, we have paid OUI a mid-four-digit signing fee and during the term of the agreement are obligated to pay OUI a low single-digit royalty on all net sales of licensed products, subject to a low four-figure minimum amount, and a low single-digit royalty on certain other payments received by us in connection with sub-licenses and other contracts granted by us with respect to the licensed patents, patent applications and know-how. Moreover, we are obligated to pay for certain past and future prosecution and maintenance costs related to the licensed patents and patent applications. Further, in order to amend the agreement to include certain additional patent applications in the licensed patent applications, we paid OUI a four-figure fee. In June 2019, we entered into a further amendment to the Oxford License to include certain additional patent applications in the licensed patent applications and which requires that during the remaining term of the agreement we pay OUI a low single-digit royalty on all net sales of licensed products sold in China or India or that include a method to correct MR data for fat content (Fat Correction Products) and a mid-five-figure milestone fee in the event we achieve cumulative net sales of Fat Correction Products of a low six-figure amount in China and/or India.

The term of the agreement will continue for as long as any patents or patent applications included in the licensed patents or patent applications remain in effect, and in any event for twenty years from the date of the agreement. We have the right to terminate the agreement for convenience upon six months’ written notice. OUI has the right to terminate the agreement upon 30 days’ written notice if we challenge the validity of the licensed patents or patent applications or claim that the licensed know-how is not necessary or if, in OUI’s opinion, we are taking insufficient or inadequate steps to develop or market the licensed products and we do not take any further steps requested in writing by OUI within a reasonable time. Either party may terminate the agreement in the event of a material breach following a 30-day cure period. Upon the termination or expiration of the agreement, we are obligated to grant OUI an irrevocable, transferable, non-exclusive license to develop, make, have made, use and market certain of our improvements to the licensed patents, patent applications and know-how, and products that incorporate, embody or otherwise exploit such improvements, subject to a reasonable royalty depending on the cause of termination.

In October 2013, the parties agreed that, in the event we undertake an initial public offering which meets certain agreed thresholds, OUI will, at our request, irrevocably assign the licensed patents, patent applications and know-how to us. If and when such assignment occurs, we are obligated to pay OUI a low six-figure upfront fee and grant a license to the University of Oxford and Oxford University Hospitals NHS Trust to use and publish the licensed patents, patent applications and know-how for non-commercial use, and the Oxford License will terminate (other than with respect to our obligation to pay royalties as set forth in the agreement and certain other related provisions). Once assigned to us, in the event we are no longer commercially exploiting, or no longer intend to commercially exploit, any of the licensed patents, patent applications or know-how, we are obligated to assign such licensed patents, patent applications or know-how back to OUI at no cost to OUI.

License Agreement with the Wisconsin Alumni Research Foundation

In May 2016, we entered into a license agreement with the Wisconsin Alumni Research Foundation (WARF and WARF License), pursuant to which WARF granted us a non-exclusive license for the use of certain patents and patent applications related to magnetic resonance spectroscopy and various methods for quantification with magnetic resonance imaging. Under the WARF License, we also granted WARF a non-exclusive, royalty-free, irrevocable, sublicensable to non-profit research institutions and governmental agencies, paid-up license to practice and use any improvements owned or controlled by us to the licensed patents and patent applications solely for non-commercial research purposes. We are obligated to use reasonable efforts to develop, manufacture, market, offer for sale and sell licensed products and services throughout the term of the agreement in the field of magnetic resonance imaging analytics and diagnostics in the licensed territories. In the event that we discontinue use or commercialization of the licensed patents, patent applications or our improvements thereto, we agreed to grant WARF an option to obtain a non-exclusive, royalty-bearing, sublicensable license to practice and use such improvements for commercial purposes.

In consideration for entering the agreement, we have paid WARF a low five-figure execution license fee and are obligated to pay WARF a five-figure annual license fee each calendar year during the term of the agreement, the amount of which is dependent upon the number of licensed products sold, leased, or transferred during the calendar year. In addition to these payments, we are obligated to pay to WARF a low single-digit royalty on net sales of licensed products and services, subject to certain maximum amounts per unit or performance of a service and potential downward adjustments for third-party licenses.

The term of the agreement will continue until the earlier of the date that no licensed patent remains enforceable, or until the payment of royalties, once begun, ceases for more than four calendar quarters. We have the right to terminate the agreement for convenience upon 90 days’ written notice. WARF has the right to terminate the agreement following our failure to timely pay any amount due under the agreement, our failure to timely submit any development reports required to be provided to WARF under the agreement or our failure to use reasonable efforts to pursue the agreed-upon development plan, or following our breach of any other covenant under the agreement, in each case following a 90-day cure period.

Government Regulation

United States

Our products are medical devices subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act (FD&C Act) and its implementing regulations, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries under other statutes and regulations. The laws and regulations govern, among other things, product design and development, preclinical and clinical testing, manufacturing, packaging, labeling, storage, recordkeeping and reporting, premarket review (e.g., clearance or approval), marketing, distribution, promotion, import and export and post-marketing surveillance. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as issuance of warning letters, import detentions, civil monetary penalties and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

FDA’s Pre-market Clearance and Approval Requirements

Unless exempt, each medical device we seek to commercially distribute in the United States will require either a prior 510(k) clearance, exempted novo authorization, or a pre-market approval from the FDA. Generally, if a new device is substantially equivalent to a predicate device that is already on the market under a 510(k) clearance, the FDA will allow that new device to be marketed under a 510(k) clearance; otherwise, a Premarket Approval (PMA) or de novo authorization is required. Medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the general controls of the FD&C Act, such as provisions that relate to: adulteration; misbranding; registration and listing; notification, including repair, replacement, or refund; records and reports; and good manufacturing practices. Most Class I devices are classified as exempt from pre-market notification under section 510(k) of the FD&C Act, and therefore may be commercially distributed without obtaining 510(k) clearance from the FDA. Class II devices are subject to both general controls and special controls to provide reasonable assurance of safety and effectiveness. Special controls include performance standards, post market surveillance, patient registries and guidance documents. A manufacturer is typically required to submit to the FDA a pre-market notification requesting permission to commercially distribute Class II devices. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. A Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA. However, there are some Class III devices for which FDA has not yet called for a PMA. For these devices, the manufacturer must submit a pre-market notification and obtain 510(k) clearance in orders to commercially distribute these devices. The FDA can also impose sales, marketing or other restrictions on devices in order to assure that they are used in a safe and effective manner.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device, which is a previously cleared and legally marketed 510(k) device, a device that was in commercial distribution before May 28, 1976, a device that was originally on the U.S. market as a Class III device and later downclassified to Class II or I; or a 510(k) exempt device. By regulation, a pre-market notification must be submitted to the FDA at least 90 days before we intend to distribute a device. As a practical matter, clearance often takes significantly longer. To demonstrate substantial equivalence, the manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or different technological characteristics and the information in the pre-market notification demonstrates that the device is equally safe and effective and does not raise different questions of safety and effectiveness. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device is not substantially equivalent to a predicate device, the FDA will place the device into Class III.

There are three types of 510(k)s: traditional; special; and abbreviated. Special 510(k)s are for certain well-defined device modifications where a manufacturer modifies its own legally marketed device, and design control procedures produce reliable results that can form, in addition to other 510(k) content requirements, the basis for substantial equivalence. Abbreviated 510(k)s use guidance documents, special controls, and/or voluntary consensus standards to facilitate FDA’s premarket review of 510(k) submissions. The special and abbreviated 510(k)s are intended to streamline review, and the FDA intends to process special 510(k)s within 30 days of receipt.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure.

This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act of 2012 (FDASIA), a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) pre-market notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not substantially equivalent determination. Under FDASIA, the FDA is required to classify the device within 120 days following receipt of the de novo application, though FDA’s actual review time may extend substantially beyond that timeline. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed.

Pre-market Approval Pathway

A pre-market approval application must be submitted to the FDA for Class III devices for which the FDA has required a PMA. The pre-market approval application process is much more demanding than the 510(k) pre-market notification process. A pre-market approval application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction reasonable evidence of safety and effectiveness of the device.

After a pre-market approval application is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. The FDA has 180 days to review a filed pre-market approval application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device.

Although the FDA is not bound by the advisory panel decision, the panel’s recommendations are important to the FDA’s overall decision making process. In addition, the FDA conducts a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation (QSR). The agency also may inspect one or more clinical sites to assure compliance with FDA’s regulations.

Upon completion of the PMA review, the FDA may: (i) approve the PMA which authorizes commercial marketing with specific prescribing information for one or more indications, which can be more limited than those originally sought; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA is approvable and states what additional information the FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset.

Breakthrough Devices Program

We intend to request breakthrough device designation for LiverMultiScan from the FDA for the diagnosis of NASH. The Breakthrough Devices Program is a voluntary program intended to expedite the review, development, assessment and review of certain medical devices that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human diseases or conditions that meet at least one of the following criteria: (a) represent breakthrough technology; (b) no approved or cleared treatment exists: (c) or that offer significant advantages over existing approved or cleared alternatives, or (d) device availability is in the best interest of patients. All submissions for devices designated as breakthrough devices will receive priority review, meaning that the review of the submission is placed at the top of the appropriate review queue and receives additional review resources, as needed. Although breakthrough designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. Breakthrough designation may also be withdrawn by the FDA if it believes that the designation is no longer supported by data. Additionally, even if obtained, breakthrough designation does not ensure that we will ultimately obtain FDA clearance or approval.

Clinical Trials

Clinical trials are almost always required to support pre-market approval and are sometimes required for 510(k) clearance. In the United States, for significant risk devices, these trials require submission of an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients at specified study sites. During the trial, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards (IRBs) at the clinical trial sites. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with various requirements of FDA’s IDE regulations and be approved by an IRB at the clinical trials sites. The FDA or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Sponsors of certain clinical trials of devices are required to register with clinicaltrials.gov, a public database of clinical trial information. Information related to the device, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration.

Ongoing Regulation by the FDA

Even after a device receives clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

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the QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and the FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses and other requirements related to promotional activities;

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medical device reporting regulations, which require that manufactures report to the FDA if their device may have caused or contributed to a death or serious injury, or if their device malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

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corrections and removal reporting regulations, which require that manufactures report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FD&C Act that may present a risk to health; and

•	post market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or possibly a pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly a pre-market approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines and penalties.

Some changes to an approved PMA device, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new PMA or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMAs.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, the California Department of Health Services (CDHS), requires us to register as a medical device manufacturer within the state. Because of this, the FDA and the CDHS inspect us on a routine basis for compliance with the QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facilities. Further, the FDA requires us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, voluntary or mandatory recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing submissions or applications for new products or modifications to existing products;

•	withdrawing approvals that have already been granted; and criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to the FDA when we receive or otherwise become aware of information that reasonably suggests our device may have caused or contributed to a death or serious injury as well as a device malfunction that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Newly discovered or developed safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory clearance or approval of our products under development.

We are also subject to other federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices.

European Union

Our products are regulated in the European Union as medical devices per the European Union Directive (93/42/EEC), also known as the Medical Device Directive. An authorized third party, Notified Body, must approve products for CE marking. The CE Mark is contingent upon continued compliance to the applicable regulations and the quality system requirements of the ISO 13485 standard.

Other Regions

Most major markets have different levels of regulatory requirements for medical devices. Modifications to the cleared or approved products may require a new regulatory submission in all major markets. The regulatory requirements, and the review time, vary significantly from country to country. Products can also be marketed in other countries that have minimal requirements for medical devices.

Fraud and Abuse and Other Healthcare Regulations

Federal and state governmental agencies and equivalent foreign authorities subject the healthcare industry to intense regulatory scrutiny, including heightened administrative civil and criminal enforcement efforts. These laws constrain the research, sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements we may have with hospitals, other healthcare providers and other potential purchasers of our products. Federal healthcare fraud and abuse laws apply to our business, for example, when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or other federal health care program. Patient privacy statutes and regulations by foreign, federal and state governments may also apply in the locations in which we do business. Descriptions of some of the U.S. laws and regulations that may affect our ability to operate follows.

Federal Healthcare Anti-Kickback Statute

The AKS prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made, in whole or in part, by federal healthcare program, such as the Medicare and Medicaid programs, or for the purchasing, leasing, ordering, or arranging for or recommending the purchasing, leasing, or ordering of any good, facility, item, or services for which payment may be made, in whole or in part, by such programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the AKS without proving that a person or entity had actual knowledge of the law or a specific intent to violate it. In addition, the government may assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. The AKS is subject to evolving interpretations and has been applied by government enforcement officials to a number of common business arrangements in the medical device industry. Several courts have interpreted the AKS to mean that if any one purpose of the remuneration is to induce or reward prohibited referrals of federal health care program payable items or services, the statute has been violated. The AKS contains a number of statutory exceptions and the U.S. Department of Health and Human Service has issued regulatory “safe harbors” protecting certain business arrangements from prosecution under the AKS; however, those exceptions and safe harbors are drawn narrowly, and there is no exception or safe harbor for many common business activities. The failure of an arrangement to fit precisely within one or more applicable statutory exceptions or regulatory safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, arrangements that do not fully satisfy all requirements of an applicable exception or safe harbor will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances.

Federal Civil False Claims Act

The federal civil FCA prohibits, among other things, persons from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. Actions under the FCA may be brought by the government or as a qui tam action by a private individual in the name of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any monetary recovery. The number of filings of qui tam actions has increased significantly in recent years. Qui tam actions are filed under seal and impose a mandatory duty on the U.S. Department of Justice to investigate such allegations. Most private citizen actions are declined by the Department of Justice or dismissed by federal courts. However, the investigation costs for a company can be significant and material even if the allegations are without merit. Various states have adopted laws similar to the FCA, and many of these state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to federal health care programs.

Healthcare Fraud Statute

The health care fraud and abuse provisions of HIPAA include federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program, including private third-party payors. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the provisions prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items or services.

Sunshine Act

The federal Physician Payments Sunshine Act and its implementing regulations require certain manufacturers of drugs, devices, biologics, or medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, and certain of such manufacturers’ affiliates, to (with certain exceptions) report annually to CMS information related to payments or other transfers of value made directly or indirectly to or at the request of covered recipients, defined as physicians (including doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and certain ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists (including anesthesiologist assistants), and certified nurse-midwives.

Other Healthcare Laws

In addition, certain states have fraud and abuse laws that are analogous to the aforementioned federal laws that may impose similar or more prohibitive restrictions and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers. Further, certain states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and/or require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities.

We are also subject to regulation within the foreign jurisdictions in which we operate.

Enforcement and Penalties for Noncompliance with Fraud and Abuse Laws and Regulations

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018 (BBA) increased the criminal and civil penalties that can be imposed for violating certain federal healthcare laws, including the AKS. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies recently have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and other patient support programs, including bringing criminal charges or civil enforcement actions under the AKS, FCA and violations of healthcare fraud and HIPAA privacy provisions.

Compliance with federal and state healthcare laws and regulations requires substantial resources. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from participation in federal health care programs such as the Medicare and Medicaid programs, reputational harm, administrative burdens, disgorgement, diminished profits and future earnings, and the curtailment or restructuring of our operations. Companies settling FCA, AKS and other fraud and abuse cases also may be required to enter into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General in order to avoid exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance.

For additional information regarding obligations under federal healthcare statues and regulations, please see the section titled “Risk Factors—If we fail to comply with U.S. federal and state fraud and abuse laws and regulations, including those relating to kickbacks and false claims for reimbursement, we could face substantial penalties and our business operations and financial condition could be adversely affected.”

United States Healthcare Reform

There have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system.

For example, in the United States, in March 2010, the Patient Protection and Affordable Care Act (ACA), as amended by the Health Care and Education Reconciliation Act, was enacted. The ACA contains a number of significant provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, since January 2017, former President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation to repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (TCJA) included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the TCJA. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The United States Supreme Court is currently reviewing this case, although it is unclear when a decision will be made or how the Supreme Court will rule. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began February 15, 2021 and will remain open through August 15, 2021. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the ACA. The case currently under review by the U.S. Supreme Court.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. These Medicare sequester reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. The full impact on our business of the sequester law is uncertain. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed, and enacted federal and state legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. Congress and the Biden administration have each indicated that it will continue to seek new legislative and/or administrative measures to control healthcare costs. Additionally, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act, UK Bribery Act and Other Laws

The U.S. Foreign Corrupt Practices Act of 1977 (FCPA) prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and officials of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Our operations are also subject to non-U.S. anti-corruption laws such as the UK Bribery Act 2010 (Bribery Act). As with the FCPA, these laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.

Failure to comply with the Bribery Act, the FCPA and other anti-corruption laws and trade control laws could subject us to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Privacy and Data Security Laws and Regulations

We collect, store, transmit and process sensitive and confidential data and information, including PHI and personal data. As we seek to expand our business, we are, and will increasingly become, subject to numerous state, federal, and foreign laws, regulations, rules and government and industry standards relating to the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal data in the jurisdictions in which we operate. The regulatory framework for privacy, data security and data transfers worldwide is rapidly evolving, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business, and as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Furthermore, these various frameworks may impose potentially overlapping and/or conflicting obligations.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of health information. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act

(HITECH Act), and their implementing regulations impose obligations on covered entities, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as business associates and their subcontractors that provide services involving the use or disclosure of personal health information to or on behalf of covered entities. These obligations, such as mandatory contractual terms, relate to safeguarding the privacy and security of protected health information. Many states also have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA. In addition, many states and foreign countries in which we operate have laws that protect the privacy and security of sensitive and personal data. Certain of these laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal data than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

Laws, regulations, rules and standards in many foreign jurisdictions in which we operate apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal data, which impose significant compliance costs and obligations. For example, in the EEA, the processing of personal data is principally governed by the provisions of the General Data Protection Regulation (GDPR), and in Singapore, the processing of personal data is governed by the provisions of the Personal Data Protection Act, which generally requires organizations to provide notice and/or obtain consent prior to the collection, use or disclosure of certain personal data and to provide individuals with the right to access and correct such personal data. Further notwithstanding the United Kingdom’s withdrawal from the European Union, by operation of the so-called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (UK GDPR) the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of an establishment in the United Kingdom and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Therefore, reference to the GDPR herein, also refers to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise.

The GDPR applies to any processing operations carried out in the context of an establishment in the EEA as well as any processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. The GDPR enhances data protection obligations for controllers of personal data (such as clinical trial sponsors), including stringent requirements relating to the consent of data subjects in certain circumstances, expanded disclosures about how personal data is used, requirements to respect enhanced data subject rights in certain circumstances, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA or United Kingdom to countries that have not been judged to ensure an adequate level of protection for personal data, like the U.S. Such transfers of personal data require the use of a valid “transfer mechanism” and, in many cases, the implementation of supplementary technical, organizational and/or contractual measures. In addition, the GDPR provides that EEA member states may introduce specific requirements related to the processing of “special categories of personal data”, including the personal data related to health and genetic information, which we may process in connection with clinical trials or otherwise, as well as personal data related to criminal offenses or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the laws that apply to the processing of such personal data across the EEA and/or United Kingdom.

Additionally, following the United Kingdom’s withdrawal from the European Union on January 31, 2020 and end of the post-Brexit transition period on December 31, 2020, as noted above, the United Kingdom has introduced the UK GDPR which currently makes the privacy regimes of the EEA and United Kingdom similar, though it is possible that either the European Union, and consequently those further states that make up the remainder of the EEA, or United Kingdom could elect to change their approach and create differences in legal requirements and regulation in this area. Furthermore, under the post-Brexit Trade and Cooperation Agreement between the European Union and the United Kingdom, the United Kingdom and European Union have agreed that personal data transfers to the United Kingdom from EEA Member States will not be treated as ‘restricted transfers’ to a non-EEA country for an initial period of up to four months from the end of the post-Brexit transition period, plus a potential further two months thereafter. If the European Commission does not adopt an ‘adequacy decision’ in respect of the United Kingdom during this period, from that point onwards the United Kingdom will be an “inadequate third country” under the GDPR and transfers of personal data from the EEA to the United Kingdom will require a valid ‘transfer mechanism’ (such as entry into the then-current form of the European Commission-issued Standard Contractual Clauses).

Furthermore, many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal data, which could result from breaches experienced by us or our third-party service providers. For example, all 50 U.S. states have laws including obligations to provide notification of security breaches of computer databases that contain personal data to affected individuals, state officers and others. See “Risk Factors—Risks Related to Other Government Regulation—We are subject to stringent and changing laws, regulations, rules, policies, standards and contractual obligations related to privacy and data security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability (which could include civil or criminal penalties), sanctions, private liability, negative publicity or otherwise adversely affect our business.”

Employees and Human Capital

As of March 31, 2021, we had 192 employees, of which 23 were based in the United States, 165 were based in the United Kingdom and four were based in other territories. None of our employees are represented by labor unions or covered by collective bargaining agreements and we have not experienced any work stoppages. We consider our relationship with our employees to be good. We benefit from the diversity of our employees in gender, ethnicity, experience and thinking. For example, women represent approximately 53% of our total employees, including employees at the executive level. As a global company, our employees come from over 30 countries.

Our human capital resource objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of share-based and cash-based compensation awards, in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our headquarters, with approximately 35,000 square feet of mixed office, laboratory, and research and development space, is located at Gemini One, 5520 John Smith Drive, Oxford OX4 2LL, UK A wet biomarker laboratory is planned for completion in our headquarters space in 2021. Our original headquarters, with approximately 8,000 square feet, is located at 23-35 Hythe Bridge St, Oxford OX1 2ET, UK and leased until June 2026. We are in negotiations to sub-lease our original headquarters to another company. We also lease approximately 9,000 square feet of office and PHI processing space in Dallas (600 N. Pearl St, Suite S1960, Dallas, TX 75201), approximately 3,800 square feet of office space in San Francisco (400 Oyster Point Blvd, Suite 435, South San Francisco, CA, 94080) and a further 800 square feet of office space at No. 42 Tras Street, #03-01 and #03-03 078981 in Singapore. We believe that our current UK and U.S. facilities are adequate for our current UK and U.S. needs, and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations in these jurisdictions.

Legal Proceedings

We are not currently, and have never been, party to any material legal proceedings. From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigations and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information regarding our senior management and directors, including their ages as of December 31, 2020. All references in this “Management” section to the term “our” refer to Perspectum Ltd and its subsidiaries prior to the corporate reorganization. All members of our senior management and directors will be appointed to their same respective roles at Perspectum Holdings plc in connection with this offering. Unless otherwise stated, the business address of our members of senior management and our directors is c/o Perspectum Holdings Limited, Gemini One, John Smith Drive, Oxford Business Park South, Oxford, Oxfordshire, OX4 2LL, United Kingdom.

Name	Age	Position(s)
Management:
Dr. Rajarshi Banerjee	43	Chief Executive Officer and Director
David Gill	65	Chief Financial Officer
Gillian Bonthron	43	Group Finance Director and Director
Dr. Keri Hildick	36	Chief Strategy Officer
Dr. Catherine Kelly	41	Chief Informatics Officer
Dr. Rexford Newbould	42	Chief Operating Officer

Non-Executive Directors:
Sir Michael Brady	75	Chairman of the Board of Directors
Dr. Elizabeth Fagan	70	Non-Executive Director
Dr. Thomas Hawes	44	Non-Executive Director
Dr. Garheng Kong	45	Non-Executive Director
Kevin Lim	44	Non-Executive Director
Chun Tan	44	Non-Executive Director

Management

Rajarshi Banerjee, Ph.D. has served as our Chief Executive Officer and a member of our board of directors since November 2012. Prior to co-founding Perspectum in 2012, Dr. Banerjee was a research fellow at the University of Oxford and developed the magnetic resonance imaging techniques for rapid non-invasive liver assessment and commercialized the method as LiverMultiScan, which has received 510(k) clearance from the FDA and is used in over 250 sites. Dr. Banerjee continues to work as a consultant physician with the Oxford University Hospitals NHS Foundation Trust, with research into the phenotyping of liver disease at an individual and population level in adults and children. Dr. Banerjee has many years of experience in running clinical trials and working in multidisciplinary scientific teams to develop applications for cutting-edge imaging technology and is a keen advocate of smart trial design. Dr. Banerjee received a BM. BCh. in Medicine and a Ph.D. in Cardiovascular Health from the University of Oxford, as well as a MSc. in Public Health from the London School of Hygiene and Tropical Medicine. We believe that Dr Banerjee’s scientific and medical expertise and qualifications, and his founding and continued leadership of Perspectum provide him with the qualifications and skills to serve on our board of directors.

David Gill has served as our Chief Financial Officer since February 2021. Prior to joining Perspectum, Mr. Gill held several positions at EndoChoice Holdings Inc., a medical technology company, including as Chief Financial Officer from April 2014 until EndoChoice’s acquisition in November 2016, and as President from April 2016 to November 2016. Prior to that and over his career Mr. Gill has served in a variety of senior executive leadership roles for several healthcare companies, including INC Research Holdings, Inc. (now Syneos Health, Inc.), TransEnterix, Inc. (now Asensus Surgical, Inc.), NxStage Medical, Inc., CTI Molecular Imaging, Inc., Novoste Corporation and Dornier Medical Systems, Inc. Mr. Gill currently serves as a member of the board of directors of Y-mAbs Therapeutics, Inc. (NASDAQ: YMAB), Stonebridge Biopharma plc (NASDAQ: SBBP) and Evolus, Inc (NASDAQ: EOLS), each a public biopharmaceutical company. He started his career as a

Certified Public Accountant at Price Waterhouse. Mr. Gill received a B.S. in Accounting from Wake Forest University an M.B.A. from Emory University.

Gillian Bonthron has served as our Group Finance Director since May 2020 and a member of our board of directors since March 2020. Prior to joining Perspectum, Ms. Bonthron held a number of positions at Mitie Group plc, a strategic services company, since 2014, including as finance director from December 2015 to May 2020. Prior to Mitie Group, Ms. Bonthron held senior finance roles at Connect Group plc, a media company, from 2011 to 2014 and as a director in corporate finance at KPMG LLP, an accounting firm, from 1999 to 2009, executing more than 50 cross-border acquisitions, disposals, fundraising and leveraged transactions. She is a specialist in corporate and strategic finance and brings over 20 years of finance leadership experience from both private equity and major public company environments. Ms. Bonthron previously served on the board of directors of several investment companies from October 2015 to May 2020: Mitie Holdings Ltd, Mitie T S 2 Ltd, Mitie Investments Ltd and Mitie Treasury Management Ltd. Ms. Bonthron is a member of the Institute of Chartered Accountants of Scotland and received a B.A. (Hons.) in Accountancy and Business Law (first class) from the University of Strathclyde. We believe that Ms. Bonthron’s finance and accounting expertise and experience provide her with the qualifications and skills to serve on our board of directors.

Keri Hildick, Ph.D. has served as our Chief Strategy Officer since January 2020. Dr. Hildick previously served as our Head of Business Development from March 2017 to December 2019 and as Business Development Manager from July 2015 to February 2017. Prior to joining Perspectum, Dr. Hildick served as a healthcare analyst at Sociable Pharma Ltd, a pharmaceutical market research company, from May 2014 to July 2015. She also worked as a pharmacology and discovery researcher at GlaxoSmithKline plc, a pharmaceutical company, from 2007 to 2009. Dr. Hildick received a Ph.D. in Molecular and Cellular Neuroscience from the University of Bristol and a BSc. in Pharmacology with Industrial Experience from the University of Edinburgh.

Catherine Kelly, D.Phil. has served as our Chief Informatics Officer since August 2020. Dr. Kelly previously served as our Director of Clinical Informatics and Service from May 2019 to July 2020, as Head of Analytics and Service from March 2017 to April 2019 and as Senior Scientist and Product Manager from January 2014 to March 2017. Prior to joining Perspectum, Dr. Kelly served as a postdoctoral researcher in the Department of Radiation Oncology and Biology at the University of Oxford from 2008 to 2014. She received a BSc. in Biology and a MRes. in Bioinformatics from the University of York. Dr. Kelly also received a D.Phil. in Medical Imaging from the University of Oxford.

Rexford Newbould, Ph.D. has served as our Chief Operating Officer since October 2018. Dr. Newbould previously served as our Head of Magnetic Resonance Applications from April 2017 to September 2018. Prior to joining Perspectum, Dr. Newbould served as Head of Magnetic Resonance Sciences at the Imanova Centre for Imaging Sciences, a research facility, from October 2011 to April 2017. Before the Imanova Centre, Dr. Newbould was Head of MR Physics at GlaxoSmithKline plc, a pharmaceutical company, from 2008 to 2011 and as a Research Associate at the Lucas Center for Imaging at Stanford University, a research facility, from 2004 to 2008. Dr. Newbould received a Ph.D. in Electrical and Computer Engineering, with a doctoral minor in Biomedical Engineering, from the University of Arizona.

Non-Executive Directors

Sir Michael Brady, Ph.D. has served as the Chairperson of our board of directors since co-founding Perspectum in September 2012. He has also served as an image analysis scientist on our Imaging Science team since 2012. Dr. Brady has been a professor of oncological imaging in the Department of Oncology at the University of Oxford since 2010. Before then, Dr. Brady was a professor of information engineering at the University of Oxford from 1985 to 2010. Prior to Oxford, Dr. Brady was a senior research scientist in the Artificial Intelligence Laboratory at the Massachusetts Institute of Technology, where he was one of the founders of the Robotics Laboratory. Dr. Brady is the author of over 750 articles and 26 patents in computer vision, robotics, medical image analysis, and artificial intelligence, and the author or editor of ten books. Dr. Brady currently serves as a member of the board of directors of medical technology companies ScreenPoint Medical BV, since September 2014, Optellum Ltd, since October 2016 and Naitive Technologies Ltd, since October 2020. He has also served on the board of trustees of the Mohamed bin Zayed University of Artificial Intelligence since 2019. Dr. Brady previously served as a member of the board of directors of medical technology companies Mirada Medical Ltd, from September 2009 to September 2019, Volpara Health Technologies Ltd, from August 2009 to January 2020, Oxford Instruments plc from 1994 to 2014 and AEA Technology plc from 1990 to 95. Dr. Brady received a BSc. and MSc. in Mathematics from the University of Manchester and a Ph.D. in Mathematics from the Australian National University. We believe that Dr. Brady’s considerable scientific expertise and company experience provide him with the qualifications and skills to serve on our board of directors.

Elizabeth Fagan, M.D. has served as a member of our board of directors since April 2017. Dr. Fagan has been an independent consultant and hepatologist to the biotechnology and biopharmaceutical industry with a focus on clinical drug development, including anti-fibrotic agents and drug-induced liver injury, since April 2015. Dr. Fagan has also been a professor of Internal Medicine and Pediatrics at Rush-Presbyterian-St. Luke’s Medical Center since 1994 and an adjunct professor since 2013. She brings to Perspectum over 15 years’ experience in clinical drug development and medical affairs and other medical and scientific leadership roles in the biotechnology and pharmaceutical space. Dr. Fagen previously served as a member of the board of directors of biopharmaceutical companies InterMune, Inc. from 2011 to 2015, Gilead Sciences, Inc. from 2008 to 2010, Avexa Ltd. from 2007 to 2008, Encysive Pharmaceuticals Inc. from 2005 to 2007 and Tanox, Inc. from 2002 to 2005. Dr. Fagan is a transatlantic academic physician with more than 40 years of experience in clinical medicine and research in adult and pediatric hepatology and internal medicine. She has extensively lectured on viral hepatitis, liver disease and health issues across the U.K., Europe, Nigeria, the Indian sub- continent, the Middle East, Kuala Lumpur, Singapore, Hong Kong, Australia and New Zealand. Dr. Fagan has published over 100 papers, of which 50 are peer reviewed in journals including; the New England Journal of Medicine, the Lancet and the Journal of Hepatology. She has written over 20 book chapters and reviews. Her book on viral hepatitis was commissioned in the United Kingdom and the United States. Dr. Fagan received a BSc. in Physiology, a MSc. in Immunology and an M.D. in Molecular Virology from King’s College London. We believe that Dr Fagan’s scientific and medical experience and expertise provide her with the qualifications and skills to serve on our board of directors.

Thomas Hawes, M.D. has served as a member of our board of directors since March 2020. Dr. Hawes has been a managing director of Sandbox Holdings, LLC, a venture capital firm, since July 2011, where he is a member of the BlueCross BlueShield Fund Management team. Dr. Hawes currently serves as a member of the board of directors of Owl Insights Inc., since 2020, Octave Bioscience, Inc., since 2018, Upward Health Inc., since 2017, Oncology Analytics, Inc., since 2016 and Patientco Holdings, Inc., since 2012, all healthcare and biotechnology companies. Dr. Hawes has also served as an observer of the board of directors of Healthify, Inc., a healthcare company, since June 2017. Dr. Hawes served as a member of the board of directors of AbleTo Inc., a healthcare company, from 2014 to May 2020 and Heartflow, Inc., a medical technology company, from 2011 to December 2018. Dr. Hawes served as a member of the board of directors of Phreesia, Inc. from 2011 to July 2019, Nexidia Inc. from 2013 to March 2016 and InVivoLink, Inc. from 2012 to 2014, each a software company. Dr. Hawes received a B.A. in Philosophy from Brigham Young University, an M.D. from New York Medical College and an M.B.A. from Harvard Business School. Dr. Hawes completed his residency at Yale School of Medicine and his medical training at Greenwich Hospital. During his medical training, Dr. Hawes worked on clinical studies at the Insall Scott Kelly Institute for Orthopaedics and Sports Medicine and on outcomes research at the National Cancer Institute and the Cardiothoracic Surgery Department at New York Medical College. We believe that Dr. Hawes’ scientific, medical and business experience and expertise provide him with the qualifications and skills to serve on our board of directors.

Garheng Kong, M.D., Ph.D. has served as a member of our board of directors since April 2020. Dr. Kong has been a founder and managing director at HealthQuest Capital Management Company, LLC, a growth equity firm focused on improving people’s lives through improving healthcare on a significant scale, since 2012. A physician, scientist, and engineer by training, Dr. Kong has over two decades of experience investing in innovative healthcare companies with a long list of successes, including over 25 initial public offering or merger and acquisition exits for emerging companies. Dr. Kong currently serves as a member of the board of directors of biopharmaceutical companies Alimera Sciences (NASDAQ: ALIM), since 2012 and Strongbridge Biopharma (NASDAQ: SBBP), since 2015, as well as medical testing and diagnostics companies Laboratory Corporation of America Holdings (NYSE: LH). He has previously served on the board of directors of more than 30 public and private companies and as chairperson or lead director of the board of directors for nine companies. Some of his notable past successes include initial public offerings by Alimera Sciences, Inc., Applied Genetic Technology Corp., Avedro, Inc., Castle Biosciences, Inc., Cempra, Inc., Proteon Therapeutics, Inc., Pulmonx, Inc., Histogenics Corp., TransEnterix, Inc. and Venus Concept Inc. Dr. Kong received a B.S. in Chemical Engineering and a B.S. in Biological Sciences from Stanford University. He received an M.D., an M.B.A. and a Ph.D. in Biomedical Engineering from Duke University. We believe that Dr. Kong’s scientific, medical, and business experience and expertise provide him with the qualifications and skills to serve on our board of directors.

Kevin Lim has served as a member of our board of directors since April 2020. Mr. Lim has been an investor in Perspectum since 2016. In addition to Perspectum, Mr. Lim has been an investor and member of the board of directors of Edtopia Ltd, an education technology company associated with the University of Oxford, since September 2018. Mr. Lim has held professional roles in several industries, including information technology, agriculture and property development. Mr. Lim currently serves as a member of the board of directors of several investment companies: Brighton Business Consulting Sdn Bhd, since 2019, Aspirasi Kristal Sdn Bhd, since 2015, Satria Eramaju Sdn Bhd, since 2013, Gabungan Bayu Sdn Bhd, since 2010, Edisi Cangkat Sdn Bhd, since 2003 and Saga Cempaka Sdn Bhd, since 2002. Mr. Lim received a B.S. in Computer Science and Management from the University of Liverpool. We believe that Mr. Lim’s business experience and expertise provide him with the qualifications and skills to serve on our board of directors.

Chun Tan has served as a member of our board of directors since November 2017. Mr. Tan has been a partner at Westgrove Partners Ltd, an investment firm, since 2013. Westgrove Partners invests across all sectors and asset classes, with a current concentration in technology, healthcare, education and leisure. Prior to co-founding Westgrove Partners, Mr. Tan was previously a co-founder and portfolio manager at Aalto Invest LLP, a multi-asset investment manager, from 2011 to 2012. Prior to Aalto, Mr. Tan was head of technology investments at Nevsky Capital LLP, a global equities hedge fund, from 2005 to 2010. Mr. Tan has over 15 years of wide-ranging investment experience, including within public and private equities and credit. Mr. Tan currently serves as a member of the board of directors of several investment companies: Catch Investments Ltd, since 2014, Westgrove Partners Ltd, since 2014, LSV International Technology Limited, since 2016, The Residence SL4 3AP RTM Company Ltd, since 2017, WG Yellow Day Ltd, since 2018, WG TechTrek Ltd, since 2019, WG Education Ltd, since 2019, Westgrove PD Ltd, since 2019, Westgrove WHG II Ltd, since 2020, and Westgrove PTE Ltd, since 2020. Mr. Tan is qualified as a chartered accountant and as a barrister. He received an L.L.B. and L.L.M. from King’s College London. We believe that Mr. Tan’s business experience and expertise provide him with the qualifications and skills to serve on our board of directors.

Family Relationships

There are no family relationships among any of the members of our senior management or board of directors.

Corporate Governance Practices

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with                listing requirements, we will comply with our home country governance requirements and certain exemptions thereunder rather than complying with                corporate governance standards. While we voluntarily follow most                corporate governance rules, we may choose to take advantage of the following limited exemptions:

•

Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our articles of association will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•

Exemption from the                rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the                rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

•	Exemption from the requirement that our audit committee have review and oversight over all “related party transactions,” as defined in Item 7.B of Form 20-F.

We intend to follow our home country, United Kingdom, practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the                , we must comply with                . Further, we must have an audit committee that satisfies                 , which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of                .

Although we currently intend to comply with the                corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other                corporate governance rules.

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of our securities by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of                and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association—Differences in Corporate Law.”

Composition of Our Board of Directors

Our board of directors will be composed of                  members upon the closing of this offering. As a foreign private issuer, under the listing requirements and rules of the                 , we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that                                 , representing                 of the directors who will be serving upon the closing of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under rules.

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which as of the closing of this offering will consist of                 (chair),                  and                , assists the board of directors in overseeing our accounting and financial reporting processes. The audit committee consists exclusively of members of our board who are financially literate, and our board of directors has determined that                 is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable                rules and regulations. Our board of directors has determined that each member of the audit committee is an independent director under                listing rules and under Rule 10A-3 under the Exchange Act. Our audit committee will meet at least four times per year and oversee and review our internal controls, accounting policies and financial reporting, and provide a forum through which our independent registered public accounting firm reports. Our audit committee will meet regularly with our independent registered public accounting firm without management present. The audit committee will be governed by a charter that complies with                rules.

The audit committee’s responsibilities will include:

•	recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

•	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and

•	reviewing, approving or ratifying any related party transactions.

Remuneration Committee

As of the closing of this offering, the remuneration committee will consist of                  (chairman),                  and                 . Under SEC and                rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. The remuneration committee will be governed by a charter that complies with                rules. Although foreign private issuers are not required to meet this heightened standard, all of our remuneration committee members are expected to meet this heightened standard.

The remuneration committee’s responsibilities will include:

•	identifying, reviewing and proposing policies relevant to the compensation and benefits of our directors and senior management;

•	evaluating the performance of senior management in light of such policies and reporting to the board; and

•	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

Nominating and Corporate Governance Committee

As of the closing of this offering, the nominating and corporate governance committee will consist of                (chairman) and                 .

The nominating and corporate governance committee’s responsibilities will include:

•	drawing up selection criteria and appointment procedures for directors;

•	recommending nominees for election to our board of directors and its corresponding committees; and

•	assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.

Code of Business Conduct and Ethics

In connection with the consummation of this offering, we will adopt a Code of Business Conduct and Ethics (Code of Ethics), applicable to our employees, senior management and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Code of Ethics will be posted on the Investor Relations page on our website, which is located at www.perspectum.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.

Compensation of Senior Management and Directors

For the year ended December 31, 2020, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $1,603,888.94. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or senior management amounts to a total of $0 for the year ended December 31, 2020. In 2020, the highest paid director received compensation of $272,596.59. We did not grant Options to members of our board of directors and our executive officers during the year ended December 31, 2020.

Non-Executive Director Appointment Letters

Our non-executive directors are comprised of directors representing shareholders who do not receive compensation and a director who acts in an advisory capacity who does receive compensation. The status of the non-executive directors representing shareholders is provided for under our articles of association.

The advisory director’s appointment letter provides for a grant of shares under our share incentive arrangement. We must give one month’s prior written notice of our intent to terminate the advisory non-executive director’s directorship. In the event of termination of the employment of an executive officer without notice and without cause, the contracts of employment require us to pay our executive officers compensation for the minimum period he or she would have been entitled.

Employment Agreements

We have entered into contracts of employment with all of our executive officers. Each of these contracts of employment provides for an initial salary, discretionary annual bonus opportunity, equity incentive opportunities, and participation in welfare and retirement plans. We must give between thirty days and six months’ prior written notice of a termination of employment.

The executive officers have agreed to restrictive covenants not to compete against us or solicit our employees or customers or prospective customers during their employment and for a period of either six or twelve months following termination.

In the event of termination of the employment of an executive officer without notice and without cause, the contracts of employment require us to pay our executive officers compensation for the minimum period he or she would have been entitled.

Outstanding Equity Awards

Share Option Plan

We established in 2017, and amended in 2019, the 2017 Equity Incentive Plan, pursuant to which selected eligible employees may be granted share options, subject to the terms of the 2017 Plan, described in more detail below.

Awards.    Eligible employees may receive grants of options that are intended to qualify as Enterprise Management Incentives share options under Schedule 5 to the Income Tax (Earnings and Pensions) Act of 2003 (EMI Options), unapproved UK options, incentive share options intended to qualify as incentive stock options as defined in Section 422 of the U.S. Internal Revenue Code (ISOs) or nonqualified U.S. options (EMI Options, unapproved UK options, ISOs and nonqualified U.S. options, collectively, “Options”).

Limits on Grants.     The total number of shares which may be acquired under any share incentive scheme may not exceed 12% of our issued share capital. At any time, the total market value (as of the date of grant) of the shares which can be acquired on the exercise of all EMI Options may not exceed $4,099,140. EMI Options will not qualify as EMI Options if the value of the underlying shares equals or exceeds $4,099,140 at the time of grant. The total market value (as of the date of grant) of the shares which an individual employee can acquire on the exercise of EMI Options granted by reason of his or her employment may not exceed $341,594. ISOs may only be granted in respect of up to 40,000,000 A Ordinary Shares of $0.0001 each.

Method of Exercise.    Employees who hold nonqualified U.S. options or ISOs may pay the exercise price by means of a broker-assisted cashless exercise, by net exercise in which we withhold the minimum number of shares issuable to pay the exercise price, or with a promissory note to us. Such a promissory note will have a nine year term, an interest rate equal to the mid-term annual federal rate in effect at the time the note is made, require annual interest payments, and require repayment of all principal and interest upon a change of control or termination of employment.

Early Exercise and Repurchase Option.    Employees who hold nonqualified U.S. options or ISOs may exercise their options prior to vesting. If an employee early exercises his or her options, any shares issued to the option holder in respect of the unvested portion of the option will be subject to the same vesting schedule as the unvested options. We have the right to repurchase all (but not less than all) of the unvested underlying shares of nonqualified U.S. options and ISOs during the 90 day period after an option holder terminates employment. The purchase price will be the lesser of the market value of the shares on the date of termination or the exercise price paid by the option holder to acquire the unvested shares.

Termination.    Unless otherwise provided in an award agreement or specifically determined by us, unvested Options will lapse if an option holder’s employment terminates. If an employee ceases to be an employee by reason of being a “good leaver”, the employee’s vested Options will be exercisable for 90 days after the termination of employment, or for one year after the employee’s death, after which the Options will lapse. If an employee ceases to be an employee by reason of being a “bad leaver,” all of the employee’s vested Options will lapse upon termination unless we allow the Options to remain exercisable for 30 days after termination, in our discretion.

Initial Public Offering.    In the event of an initial public offering, or an initial public offering (and this offering will qualify as such), Options will become exercisable on or after the initial public offering during one or more periods that we determine. If we do not notify the option holders of such an exercise period, the Options will automatically become exercisable 60 days after the initial public offering and remain exercisable until 90 days after the initial public offering. All Options may be exercised in full within one year after the initial public offering, and the Options will lapse and cease to be exercisable after that period. In order to exercise, we may require the option holder to agree not to sell or dispose of the underlying shares within a period that we specify in a written notice to the option holder, although option holders may immediately dispose of a number of shares acquired to recover the cost of the aggregate exercise price paid and any income tax and national insurance contributions due to the exercise of the Option.

Sale or Change of Control.    On a “sale” or on a “change of control,” the vesting of all Options automatically accelerates and the Options become fully vested. A “sale” is the completion of an agreement for the sale of the whole, or substantially the whole, of our business and assets or any company which is a 51% subsidiary of ours. A “change of control” occurs when any person gains control of our company by: 1) making a general offer to acquire the whole of our issued share capital, 2) making a general offer to acquire all of our shares which are of the same class as the ordinary shares of any class which are fully paid up and not redeemable or 3) entering into a share sale and purchase agreement with our shareholders which contemplates that the person will obtain control of our company upon completion.

On a change of control, vested Options may be exercised within 30 days after the change of control, and if they are not exercised during this period, they will lapse. If we anticipate that a change of control may occur, we may invite option holders to exercise vested Options within a reasonable period ending immediately before the change in control, and any Option which is not exercised within the specified period will lapse.

We may also determine that a change of control will not trigger the exercise of Options if there are certain corporate reconstructions or reorganizations in which our ultimate beneficial ownership will remain the same, and the option holders will be offered replacement options. The replacement options will: 1) be the right to acquire a number of shares in the acquiring company that have a total market value equal to the total market value of shares subject to the original Options which they replace; 2) have an exercise price per share that the total price payable on complete exercise of the replacement options equals the total price which would have been payable on complete exercise of the original Option; 3) be capable of exercise within ten years after the date of grant of the original Options; 4) only include conditions which must be fulfilled within ten years of the original Option’s date of grant; and 5) satisfy certain qualifying provisions of UK law to qualify as a replacement option for purposes of UK law.

On a sale, vested Options may be exercised within 90 days after the date of the sale, and will lapse afterward. We may also provide that Options may be exercised within a reasonable period of time immediately preceding a sale and will lapse after such period.

Grant Date Value.    The grant date fair value of Options was estimated using a Black-Scholes option pricing model. The weighted-average grant date fair value of Options granted during the year ended December 31, 2019 was $0.04 per share. We did not grant Options during the year ended December 31, 2020.

In the period from January 1, 2021 to March 2, 2021, we have granted to participants, including our executive officers, in the aggregate, 10,750,404 EMI options, 9,187,929 unapproved UK options, 14,214,759 ISOs and 840,000 nonqualified non-UK options.

2021 Plan

In connection with this offering, on                 , 2021, we intend to adopt the 2021 Perspectum Holdings plc Employee Share Incentive Plan (2021 Plan). The purpose of the 2021 Plan will be to motivate and reward performance of our employees and consultants and further the best interests of us and our shareholders.

Pension Schemes

In the United Kingdom, we make contributions to defined contribution pension schemes on behalf of our employees. We paid $478,678 in contributions for the year ended December 31, 2020.

In the US, we make contributions to employer retirement plans on behalf of our employees. We paid $49,593 in contributions for the year ended December 31, 2020.

Non-Executive Director Compensation

In 2019, we incurred non-executive director fees for Elizabeth Fagan in the form of share based compensation charges valued at $10,296.34. We also paid Dr. Fagan $9,519.23 in consultancy fees in 2020.

We incurred non-executive director fees for Tom Hawes of $1,634.43.

Insurance and Indemnification

To the extent permitted by the Companies Act, we are empowered to indemnify our directors and executive officers against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers prior to the completion of this offering.

In addition to such indemnification, we have directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to our board of directors, senior management, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of                 , 2021, after giving effect to our corporate reorganization, for:

•	each beneficial owner of 5% or more of our outstanding ordinary shares;

•	each of our directors and members of our senior management; and

•	all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of                 , 2021. Percentage ownership calculations are based on                 ordinary shares outstanding as of                 , 2021, after giving effect to the exchange of all of our preferred shares for ordinary shares, which will occur in connection with our corporate reorganization as described elsewhere in this prospectus. The percentage of shares beneficially owned after completion of this offering is based on                 ordinary shares outstanding after this offering, including ordinary shares in the form of ADSs issued in connection with this offering.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

As of                 , 2021,                U.S. shareholders of record held an aggregate of                ordinary shares, or                % of our outstanding ordinary shares, after giving effect to the exchange of all of our preferred shares for ordinary shares on a 1-for-1 basis in connection with our corporate reorganization.

Except as otherwise indicated below, the address for each person or entity listed in the table is c/o Perspectum Holdings Limited, Gemini One, John Smith Drive, Oxford Business Park South, Oxford, Oxfordshire, OX4 2LL, United Kingdom.

Percentage of Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned Before Offering	Before Offering		After Offering
5% or Greater Shareholders:
Westgrove PD Ltd(1)			%		%
Bluecross Blueshield Venture Partners III, LLC(2)
HealthQuest Partners III, LP(3)
Oxford Sciences Innovation plc(4)
The Chancellor Masters and Scholars of the University of Oxford(5)
Senior Management and Directors:
Rajarshi Banerjee, Ph.D.(6)
Sir Michael Brady, Ph.D.(7)
Gillian Bonthron(8)
Elizabeth Fagan, Ph.D.(9)
David Gill(10)
Thomas Hawes, M.D.(11) Keri Hildick, Ph.D.(12)
Catherine Kelly, Ph.D.(13)
Garheng Kong, M.D., Ph.D.(14)
Kevin Lim(15)
Rexford Newbould, Ph.D.(16)
Chun Tan(17)
All current directors, director nominees and senior management as a group (12 persons)		%		%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of .
(2)	Consists of .
(3)	Consists of .
(4)	Consists of .
(5)	Consists of .
(6)	Consists of .
(7)	Consists of .
(8)	Consists of .
(9)	Consists of .
(10)	Consists of .
(11)	Consists of .
(12)	Consists of .

RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Securities Transactions

Purchase of Our Convertible Loan Notes

In September 2019, we entered into the Convertible Loan Agreement with certain investors, including Oxford Sciences Innovation plc (OSI), Chancellor Masters and Scholars of the University of Oxford (University of Oxford) and certain of our directors and officers and their affiliates, which provided for the issuance and sale by us of up to $13.7 million in nominal amount of unsecured convertible loan notes. We issued convertible loan notes in the aggregate principal amount of $12,123,205 pursuant to the Convertible Loan Agreement. OSI, the University of Oxford and certain of our directors and officers and their affiliates purchased an aggregate of $7,681,875 principal amount of the convertible loan notes. In March 2020, the aggregate contractually calculated principal amount of the convertible loan notes and accrued interest totaling approximately $12,260,011 were converted into an aggregate of 90,663,526 series B convertible preferred shares at a conversion price of approximately $0.12 per share. The following table summarizes these purchases of the convertible loan notes by related persons:

Name of Shareholder	Principal Amount Purchased
Oxford Sciences Innovation plc	$7,681,875
LI-FA Global Investments Pte. Ltd.(1)	$983,280
Chancellor, Masters and Scholars of the University of Oxford(2)	$553,095

(1)	Chin Lam See, a director and shareholder of LI-FA Global Investments Pte. Ltd., is a former member of our board of directors.
(2)	Sir Michael Brady, a professor of Oxford University, is the Chairperson and a member of our board of directors.

Subscription of Our Series B Convertible Preferred Shares

In March 2020, we sold an aggregate of 126,000,280 of our series B convertible preferred shares at a purchase price of approximately $0.16 per share, pursuant to a Subscription Agreement entered into with BlueCross BlueShield Venture Partners III, LLC (BCBSVP) and other investors. The following table summarizes these purchases of our series B convertible preferred shares by related persons:

	Series B Convertible Preferred Shares	Total Purchase Price
BlueCross BlueShield Venture Partners III, LLC(1)	63,000,140	$10,019,103
HealthQuest Partners III, LP(2)	63,000,140	$10,019,103

(1)	Thomas Hawes, a managing director of Sandbox Holdings, LLC, an affiliate of BlueCross BlueShield Venture Partners III, LLC, is a member of our board of directors.
(2)	Garheng Kong, a managing director of HealthQuest Capital Management, LP, an affiliate of HealthQuest Partners III, LP, is a member of our board of directors.

Shareholders Agreement

In connection with the issuance of our series B convertible preferred shares in March 2020 and the conversion of our convertible loan notes in April 2020, we entered into a shareholders’ agreement with the investors in our series B convertible preferred shares (Series B Investors), our ordinary shares and our convertible loan notes. Among other things, the shareholders agreement provides the Series B Investors with certain information rights, and requires a 60% majority of the Series B Investors to consent to certain corporate transactions that we may undertake from time to time, including this offering. In addition, the shareholders’ agreement contains provisions that allow each of our founders (Stefan Neubauer, Sir Michael Brady, Matthew Robson and Rajarshi Banerjee), BCBSVP, HealthQuest Partners III, L.P. (HealthQuest Partners) and Westgrove PD Ltd to appoint one member to our board of directors. In accordance with its terms, the shareholders’ agreement will automatically terminate in connection with this offering.

Subscription Agreement

In connection with the issuance of our series B convertible preferred shares in March 2020 and the conversion of our convertible loan notes in March 2020, we entered into a subscription agreement with the investors in our series B convertible preferred shares, our ordinary shares and our convertible loan notes. Among other things, the subscription agreement provided for the sale of 151,200,336 of our series B convertible preferred shares to certain investors for a total of approximately $23,430,621 and the conversion of our convertible loan notes into series B convertible preferred shares. In accordance with its terms, the subscription agreement will automatically terminate in connection with this offering.

Registration Rights Agreement

In March 2020, we entered into a registration rights agreement with the purchasers of our series B convertible preferred shares, including entities with which certain of our directors are affiliated. As of                 , 2021, the holders of approximately              million of our ordinary shares, including the ordinary shares issuable upon the conversion of our series B convertible preferred shares, were entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Share Capital and Articles of Association—Articles of Association.”

Management Rights Letter

In March 2020, we entered into a management rights letter with HealthQuest Partners The management rights letter provides HealthQuest Partners with certain contractual management rights, financial information rights and other rights. The contractual management rights include the right to (i) consult with and advise our management on significant business issues, (ii) examine our books and records and inspect our facilities at reasonable times and (iii) receive all information and materials provided to our board of directors, other than any information or materials that are highly confidential or subject to attorney-client privilege. In accordance with its terms, the management rights letter will automatically terminate in connection with this offering.

Transactions with Entities Affiliated with the University of Oxford

License Agreement with Oxford University Innovation

In April 2013, we entered into a license agreement (Oxford License) with Isis Innovation Limited, now Oxford University Innovation (OUI), pursuant to which OUI granted us a sublicensable, worldwide license to develop, make, use and market certain patents, patent applications and know-how related to multi-paramateric magnetic resonance diagnosis, staging of liver disease and mapping of T1 in abdominal organs in any field. The license is exclusive with respect to the licensed patents and patent applications and non-exclusive with respect to the licensed know-how. We own all improvements made by us to the licensed patents, patent applications and know-how, and OUI owns all improvements made by OUI to the licensed patents, patent applications and know-how. Certain improvements made by OUI are subject to the license. Under the Oxford License, we also granted OUI an irrevocable, perpetual, royalty-free license to grant the University of Oxford and Oxford University Hospitals NHS Trust a non-transferable, irrevocable, perpetual, royalty-free license to use and publish the licensed patents, patent applications and know-how and certain of our improvements thereto for non-commercial use. We are obligated to use our best endeavors to develop, exploit, and market products covered by the licensed patents, patent applications and know-how to maximize the financial return for both parties.

In consideration for entering the agreement in 2013, we have paid OUI a signing fee and during the term of the agreement are obligated to pay OUI a royalty on all net sales of licensed products, subject to a minimum amount, and a royalty on certain other payments received by us in connection with sub-licenses and other contracts granted by us with respect to the licensed patents, patent applications and know-how. Moreover, we are obligated to pay for certain past and future prosecution and maintenance costs related to the licensed patents and patent applications. Further, in order to amend the agreement to include certain additional patent applications in the licensed patent applications, we paid OUI a fee. In June 2019, we entered into a further amendment to the Oxford License to include certain additional patent applications in the licensed patent applications and which requires that during the remaining term of the agreement we pay OUI a royalty on all net sales of licensed products sold in China or India or that include a method to correct MR data for fat content (Fat Correction Products) and a milestone fee in the event we achieve specified cumulative net sales of Fat Correction Products in China and/or India. During the years ended December 31, 2019 and 2020, the royalty payments made totaled $31,352 and $23,029, respectively.

The term of the agreement will continue for as long as any patents or patent applications included in the licensed patents or patent applications remain in effect, and in any event for twenty years from the date of the agreement. We have the right to terminate the agreement for convenience upon six months’ written notice. OUI has the right to terminate the agreement upon 30 days’ written notice if we challenge the validity of the licensed patents or patent applications or claim that the licensed know-how is not necessary or if, in OUI’s opinion, we are taking insufficient or inadequate steps to develop or market the licensed products and we do not take any further steps requested in writing by OUI within a reasonable time. Either party may terminate the agreement in the event of a material breach following a 30-day cure period. Upon the termination or expiration of the agreement, we are obligated to grant OUI an irrevocable, transferable, non-exclusive license to develop, make, have made, use and market certain of our improvements to the licensed patents, patent applications and know-how, and products that incorporate, embody or otherwise exploit such improvements, subject to a reasonable royalty depending on the cause of termination.

In October 2013, the parties agreed that, in the event we undertake an initial public offering that meets certain agreed thresholds, OUI will, at our request, irrevocably assign the licensed patents, patent applications and know-how to us. If and when such assignment occurs, we are obligated to pay OUI an upfront fee and grant a license to the University of Oxford and Oxford University Hospitals NHS Trust to use and publish the licensed patents, patent applications and know-how for non-commercial use, and the Oxford License will terminate (other than with respect to our obligation to pay royalties as set forth in the agreement and certain other related provisions). Once assigned to us, in the event we are no longer commercially exploiting, or no longer intend to commercially exploit, any of the licensed patents, patent applications or know-how, we are obligated to assign such licensed patents, patent applications or know-how back to OUI at no cost to OUI.

Services Agreement with the University of Oxford

In April 2019, we entered into a services agreement with The Chancellor, Masters and Scholars of the University of Oxford (University of Oxford), pursuant to which the University of Oxford supply certain scanning and technical development services to us. Under the agreement, we utilize two types of MRI scanners at the University of Oxford for scans of humans and imaging phantoms for technical development purposes. In consideration for entering the agreement, we pay the University of Oxford an hourly fee for use of the MRI scanners, an hourly fee for the services of a radiographer to complete the scans and a six-month fee for use of the accompanying University of Oxford laboratory. The term of the agreement will continue until terminated by either party. Either we or the University of Oxford or we may terminate the agreement upon advance written notice.

Agreements with Our Senior Management and Directors

We have entered into employment agreements with the members of our senior management. See “Management—Compensation of Senior Management and Directors.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the members of our senior management. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We intend to enter into a deed of indemnity with each of our directors and executive officers prior to the completion of this offering. Our articles of association to be adopted in connection with the consummation of this offering will also provide that we will indemnify our directors and executive officers to the fullest extent permitted by applicable law. See “Management—Insurance and Indemnification” for further information.

Related Party Transactions Policy

In connection with the consummation of this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between us and related persons in which the related person has a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of our voting securities, and their immediate family members.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in England and Wales and Delaware. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of our articles of association, which are included as an exhibit to the registration statement of which this prospectus is a part.

We are currently a private company with limited liability incorporated pursuant to the laws of England and Wales in March 2021 as Perspectum Holdings Limited. We were incorporated with nominal assets and liabilities for the purpose of becoming the ultimate holding company of Perspectum Ltd and for the purpose of consummating the corporate reorganization described herein. Perspectum Ltd was incorporated in September 2012. Perspectum Holdings Limited is a holding company which has not or will not have conducted any operations prior to this offering other than activities incidental to its formation, the corporate reorganization and this offering.

Pursuant to the terms of our corporate reorganization, all of the issued share capital in Perspectum Ltd will be exchanged for the same number and classes of shares in Perspectum Holdings Limited and, as a result, Perspectum Ltd will become a wholly owned subsidiary of Perspectum Holdings Limited. Following the completion of this share exchange and prior to the completion of this offering, Perspectum Holdings Limited will re-register as a public limited company and change its name to Perspectum Holdings plc. See “Corporate Reorganization.”

We are incorporated in England and Wales under number 13276023, and our registered office is at Gemini One, John Smith Drive, Oxford Business Park South, Oxford, Oxfordshire, England, OX4 2LL, United Kingdom.

In connection with our corporate reorganization, certain ordinary and special resolutions will be required to be passed by our shareholders prior to the completion of this offering. These will include resolutions for the:

•	adoption of new articles of association that will become effective upon the completion of this offering described under “—Post-IPO Articles of Association” below;

•

general authorization of our directors for purposes of Section 551 of the Companies Act to allot shares in the company and grant rights to subscribe for or convert any securities into shares in the company up to a maximum aggregate nominal amount of £                 for a period of                  years; and

•

empowering of our directors pursuant to Section 570 of Companies Act to issue equity securities for cash pursuant to the Section 551 authority referred to above as if the statutory preemption rights under Section 561(1) of the Companies Act did not apply to such allotments.

Authorized and Issued Share Capital

As of December 31, 2020, the issued share capital of Perspectum Ltd was 560,612,736 ordinary shares and 241,863,862 series B convertible preferred shares. The fully diluted share capital of Perspectum Ltd was 674,636,951 ordinary shares and 241,863,862 series B convertible preferred shares. The nominal value of each of our preferred and ordinary shares is £0.0001 per share and each issued share is fully paid.

Immediately following the share exchange between the shareholders of Perspectum Ltd and Perspectum Holdings Limited as part of our corporate reorganization, the issued share capital of Perspectum Holdings Limited will mirror the issued and outstanding share capital of Perspectum Ltd, but the nominal value of each share will be £                . Following the conversion of each of the different classes of share in Perspectum Holdings Limited into ordinary shares as part of our corporate reorganization and this offering, our issued and outstanding share capital will be                ordinary shares, nominal value £                 per share.

Ordinary Shares

In accordance with our articles of association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•	the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

•	holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Deferred Shares

In accordance with our articles of association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our deferred shares:

•	deferred shares shall confer no rights to participate in our profits;

•	on a return of capital on a winding up the amount that holders of deferred shares can receive is £1.00 for the entire class of deferred shares; and

•	holders of the deferred shares shall not be entitled in their capacity as holders of such shares to receive notice of, attend, speak and vote at our general meetings.

Register of Members

We are required by the Companies Act to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. The register of members therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members is maintained by our registrar,                .

Holders of our ADSs will not be treated as our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. Pursuant to the terms of the deposit agreement, holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

Under the Companies Act, we must enter an allotment of shares in our register of members as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the register of members to reflect the ordinary shares being issued in this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal as the transferee may reasonably request) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the register of members if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•	there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member.

Registration Rights Agreement

Upon the completion of this offering, the holders of 88,200,196 shares of our ordinary shares issuable or issued upon the conversion of our series B convertible preferred shares, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of a registration rights agreement between us and holders of our convertible preferred shares. The registration rights agreement includes demand registration rights, Form F-3 registration rights and piggyback registration rights.

Demand Registration Rights

Beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of 88,200,196 shares of our ordinary shares issuable or issued upon the conversion of our series B convertible preferred shares upon closing of this offering are entitled to demand registration rights. Under the terms of the registration rights agreement, we will be required, upon the written request of holders of not less than twenty-five percent (25%) of these securities to file a registration statement and use best efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investment and shareholders’ agreement. Subject to certain exceptions contained in the registration rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Piggyback Registration Rights

Pursuant to the registration rights agreement, if we register any of our securities either for our own account or for the account of other security holders, other than in connection with our initial public offering or a registration for any employee benefit plan, corporate reorganization, or the offer or sale of debt securities, the holders of the relevant shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the registration rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Form F-3 Registration Rights

Pursuant to the investment and shareholders’ agreement, if we are eligible to file a registration statement on Form F-3, upon the written request of holders of not less than ten percent (10%) of these securities at an aggregate offer price of at least $1.0 million, we will be required to effect a registration of such shares. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the registration rights agreement. The right to have such shares registered on Form F-3 is further subject to other specified conditions and limitations.

Indemnification

Our registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Termination of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will terminate upon the earlier of (i) such time after consummation of this offering when all relevant ordinary shares may be sold pursuant to rule 144 during a three-month period without registration; and (i) three years after the consummation of this offering.

Preemptive Rights

English law generally provides shareholders with statutory preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders by way of a special resolution at a general meeting, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On                 , 2021, our shareholders approved the disapplication of preemptive rights for a period ending                  , 2026, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). On                  , 2021, our shareholders approved the disapplication of preemptive rights for the allotment of ordinary shares in connection with the consummation of this offering.

Purchase of Own Shares

English law permits a public limited company to purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act (including that the purchase be approved by the company’s shareholders) and provided that its articles of association do not prohibit it from doing so. Our articles of association to be in effect upon the completion of this offering, a summary of which is provided below, will not prohibit us from purchasing our own shares. A public limited company must not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully-paid in order to be repurchased.

Any such purchase will be either a “market purchase” or “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in the UK Financial Services and Markets Act 2000 (FSMA). An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolutions, on which the authority to purchase is to expire.

A share buy-back by a company of its shares will give rise to UK stamp duty (and may give rise to stamp duty reserve tax) at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty (or stamp duty reserve tax) will be paid by the company. The charge to stamp duty reserve tax will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

The                  is an “overseas exchange” for the purposes of the Companies Act and accordingly does not fall within the definition of a “recognized investment exchange” for the purposes of FSMA, as modified by the Companies Act, and any purchase made by us would need to comply with the procedural requirements under the Companies Act that regulate “off market purchases.”

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves, as determined on a non-consolidated basis. The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

Once we are a public company, it will not be sufficient that we have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement will be imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of its net assets to less than that total.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and, so far as is within his or her knowledge, particulars of any other interest that subsists or subsisted in those shares.

Under our articles of association to be in effect upon the completion of this offering, if a person defaults in supplying us with the required particulars in relation to the shares in question, or default shares within the prescribed period, our board of directors may by notice direct that:

•

the relevant shareholder shall not be entitled in respect of the default shares to be present or vote, either in person or by proxy, at any general meeting or separate meeting of the holders of a class of shares or upon any poll or to exercise any other right conferred by the membership in relation to any such meeting;

•

(a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant shareholder of any default shares may be registered, unless the shareholder himself or herself is not in default and the shareholder proves to the satisfaction of the board of directors that no person in default as regards to supplying such information is interested in any of the default shares; and/or

•	any shares held by the relevant shareholder in uncertificated form shall be converted into certificated form.

Post-IPO Articles of Association

Our articles of association were approved by a special resolution of our shareholders passed on                  , 2021 and will be effective subject to and conditional upon completion of this offering and listing of the ADSs on                  . A summary of the terms of the articles of association is set out below. The summary below is not a complete copy of the terms of the articles of association.

The articles of association contain no specific restrictions on our purpose and therefore, by virtue of section 31(1) of the Companies Act, our purpose is unrestricted.

The articles of association contain, among other things, provisions to the following effect:

Share Capital

Following completion of this offering, our share capital will consist of ordinary shares and deferred shares. We may issue shares with such rights or restrictions as may be determined by ordinary resolution, including shares which are to be redeemed, or are liable to be redeemed at our option or the option of the holder of such shares.

Voting

The holders of ordinary shares have the right to receive notice of, and to vote at, our general meetings. Any resolution put to the vote of a general meeting must be decided exclusively on a poll. Each shareholder who is present in person (or, being a corporation, by representative) or by proxy has one vote in respect of every share held by him.

Variation of Rights

Whenever our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either (i) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, (ii) with the authority of a special resolution passed at a separate meeting of the holders of the shares of that class or (iii) in any other way as expressly provided for in relation to such rights, and may be so varied and abrogated whether or not the company is being wound up.

Dividends

We may, subject to the provisions of the Companies Act and the articles of association, by ordinary resolution from time to time declare dividends to be paid to holders or ordinary shares not exceeding the amount recommended by our board of directors. Subject to the provisions of the Companies Act, in the discretion of board of directors, on the basis that our profits justify such payments, the board of directors may pay interim dividends on any class of our shares.

Any dividend unclaimed after a period of twelve years from the date such dividend was declared or became payable shall, if the board of directors resolve, be forfeited, cease to remain owing and shall revert to us. No dividend or other moneys payable on or in respect of a share shall bear interest as against us.

Transfer of Ordinary Shares

Each member may transfer all or any of his shares which are in certificated form by means of an instrument of transfer in writing in any usual form or in any other form which the board of directors may approve. Members may also transfer shares in uncertificated form by means of a relevant electronic system.

The board of directors may, in its absolute discretion, refuse to register a transfer of certificated shares unless:

(i)	it is for a share which is fully paid up;

(ii)	it is for a share upon which the company has no lien;

(iii)	it is only for one class of share;

(iv)	it is in favor of a single transferee or no more than four joint transferees;

(v)	it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the board of directors to be exempt from stamp duty; and

(vi)	it is delivered for registration to the registered office of the company (or such other place as the board of directors may determine), accompanied by the certificate for the shares to which it relates and such other evidence as the board of directors may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

Allotment of Shares and Preemption Rights

Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with, or have attached to it, such rights and restrictions as the company may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as the board of directors may determine (including shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder of such shares).

In accordance with section 551 of the Companies Act, the board of directors may be generally and unconditionally authorized to exercise for each prescribed period of up to 5 years all the powers of the company to allot shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment. The authorities referred to above were included in the ordinary resolutions passed on                 , 2021 and remain in force at the date of this prospectus.

The provisions of section 561 of the Companies Act (which confer on shareholders rights of preemption in respect of the allotment of equity securities which are paid up in cash) apply to the company except to the extent disapplied for a period of up to 5 years by special resolution of the shareholders of the company. Such preemption rights have been disapplied by a special resolution passed on                  , 2021.

Alteration of Share Capital

In accordance with the Companies Act, the company may by ordinary resolution consolidate its share capital into shares of larger nominal value than its existing shares, or sub-divide its shares into shares of a smaller amount than the existing shares, and may in each case determine that the shares resulting from such sub-division or share consolidation may have a preference or advantage or be subject to a particular restriction.

The company may, in accordance with the Companies Act, reduce or cancel its share capital or any capital redemption reserve or share premium account in any manner and with and subject to any conditions, authorities and consents required by law.

Board of Directors

The number of directors (other than any alternate directors) shall not be less than two.

Subject to the articles of association and the Companies Act, the company may by ordinary resolution appoint a person who is willing to act as a director and the board of directors shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board of directors.

Upon completion of this offering, our board of directors will consist of one class of directors constituting our entire board. At each annual general meeting, the successors to directors will be elected to serve from the time of election and qualification until the subsequent annual meeting following election.

At every subsequent annual general meeting, any director who either (i) has been appointed by the board of directors since the last annual general meeting or (ii) was not appointed or reappointed at the preceding annual general meeting, must retire from office and may offer themselves for reappointment by the shareholders by ordinary resolution.

Subject to the provisions of the articles of association, the board of directors may regulate their proceedings as they deem appropriate. A director may, and the secretary at the request of a director shall, call a meeting of the directors.

The quorum for a meeting of the board of directors may be determined by the board and until otherwise determined, it is set at two directors.

Questions and matters requiring resolution arising at a meeting shall be decided by a majority of votes of the participating directors, with each director having one vote. In the case of an equality of votes, the chairman will have a casting vote or second vote, unless he or she is not entitled to vote on the resolution in question.

Directors shall be entitled to receive such compensation as the board shall determine for their services to the company as directors, and for any other service which they undertake for the company. The directors shall also be entitled to be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of shareholders or class meetings, board of director or committee meetings or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

The board of directors may, in accordance with the requirements in the articles of association, authorize any matter proposed to them by any director which would, if not authorized, involve a director breaching their duty under the Companies Act, to avoid conflicts of interests.

A director seeking authorization in respect of such conflict shall declare to the board of directors the nature and extent of his interest in a conflict as soon as is reasonably practicable. The director shall provide the board with such details of the matter as are necessary for the board to decide how to address the conflict together with such additional information as may be requested by the board.

Any authorization by the board of directors will be effective only if:

(i)	to the extent permitted by the Companies Act, the matter in question shall have been proposed by any director for consideration in the same way that any other matter may be proposed to the directors under the provisions of the Articles;

(ii)	any requirement as to the quorum for consideration of the relevant matter is met without counting the conflicted director and any other conflicted director; and

(iii)	the matter is agreed to without the conflicted director voting or would be agreed to if the conflicted director’s and any other interested director’s vote is not counted.

Subject to the provisions of the Companies Act, every director, secretary or other officer of the company (other than an auditor) is entitled to be indemnified against all losses and liabilities incurred in connection with his or her duties and powers.

General Meetings

The company must convene and hold annual general meetings once a year in accordance with the Companies Act. Under the Companies Act, an annual general meeting must be called by notice of at least 21 clear days (i.e. excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). At least seven clear days’ notice is required for any adjourned meeting, and such meeting must be held not less than 14 clear days but not more than 28 clear days after adjournment at such time and place specified for the purpose in the notice calling the meeting or as decided by the chairman of the meeting.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Unless otherwise provided by the articles of association, two qualifying persons present in person or by proxy and holding at least one third of our voting rights shall be a quorum for all purposes.

If the company has only one member, one qualifying person present at the meeting and entitled to vote shall be a quorum.

Borrowing Powers

Subject to the articles of association and the Companies Act, the board of directors may exercise all of the powers of the company to:

(a)	borrow money;

(b)	indemnify and guarantee;

(c)	mortgage or charge the assets of the company;

(d)	create and issue debentures and other securities; and

(e)	give security either outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Capitalization of Profits

The directors may, if they are so authorized by an ordinary resolution of the shareholders, decide to capitalize any undistributed profits of the company not required for paying any preferential dividend (whether or not they are available for distribution), or any sum standing to the credit of the company’s share premium account, capital redemption reserve or any other reserve or fund of the company. The directors may also, subject to the aforementioned ordinary resolution, appropriate any sum which they so decide to capitalize to the persons who would have been entitled to it if it were distributed by way of dividend and in the same proportions.

In addition, the directors may, if they are so authorized by an ordinary resolution of the shareholders, decide to capitalize undistributed profits of the company to the extent necessary to pay up the balance of the nominal value of shares to be issued in connection with a share incentive scheme of the company or its subsidiaries. The directors may also, subject to an ordinary resolution, capitalize any such profits or other sum to the extent necessary to pay up the unpaid balance of the nominal value of any shares that arises following a reorganization of the company’s share capital which has resulted in the subscription price for any share granted pursuant to the share incentive scheme being less than its nominal value.

Uncertificated Shares

Subject to the Companies Act, the board of directors may permit title to shares of any class to be issued or held otherwise than by a certificate and to be transferred by means of a “relevant system” without a certificate.

The board of directors may take such steps as it sees fit in relation to the evidencing of and transfer of title to uncertificated shares, any records relating to the holding of uncertificated shares and the conversion of uncertificated shares to certificated shares, or vice versa.

The company may by notice in writing to the holder of an uncertificated share, require that share to be converted into certificated form.

The board of directors may take such other action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of an uncertified share or otherwise to enforce a lien in respect of it.

Choice of Forum/Governing Law

The rights of holders of our ordinary shares will be governed by the laws of England and Wales.

Our articles of association will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, for which the U.S. federal district courts will be the exclusive forum. As a company incorporated in England and Wales, the choice of the courts of England and Wales as our exclusive forum for resolving all shareholder complaints, other than complaints arising under the Securities Act and Exchange Act, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of the laws of England and Wales to such actions. Similarly, we have selected the U.S. federal district courts as our exclusive forum for resolving shareholder complaints arising under the Securities Act and the Exchange Act in order to more efficiently and affordably respond to such claims. This choice of forum also provides both of us and our shareholders with a forum that is familiar with and regularly reviews cases involving U.S. securities law. Although we believe this choice of forum benefits us by providing increased consistency in the application of U.S. securities laws for the specified types of action, it may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring any interests in our ordinary shares will be deemed to have notice of and consented to the provisions of our articles of association, including the exclusive forum provision. However, it is possible that a court could find our forum section provision to be inapplicable or unenforceable. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. See “Risk Factors—General Risk Factors—Our Articles of Association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act.”

Other Relevant United Kingdom Laws and Regulations

Mandatory Bid

(i)	The Takeover Code is expected to apply to the company following its re-registration as a public limited company. Under the Takeover Code, where:

a.	any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which he is already interested, and in which persons acting in concert with him are interested) carry 30% or more of the voting rights of a company; or

b.	any person who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested;

such person shall, except in limited circumstances, be obliged to extend offers, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights. Offers for different classes of equity share capital must be comparable; the Takeover Panel should be consulted in advance in such cases.

(ii)	An offer under Rule 9 of the Takeover Code must be in cash and at the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with him during the twelve months prior to the announcement of the offer.

(iii)	Under the Takeover Code, a “concert party” arises where persons acting together pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) cooperate to obtain or consolidate control of a company. “Control” means holding, or aggregate holdings, of an interest in shares carrying 30% or more of the voting rights of the company, irrespective of whether the holding or holdings give de facto control.

Squeeze-out

(i)	Under sections 979 to 982 of the Companies Act, if an offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the ordinary shares of the company and 90% of the voting rights carried by the ordinary shares of the company, it could then compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares, provided that no such notice may be served after the end of: (a) the period of three months beginning with the day after the last day on which the offer can be accepted; or (b) if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, the period of six months beginning with the date of the offer.

(ii)	Six weeks following service of the notice, the offeror must send a copy of it to the company together with the consideration for the ordinary shares to which the notice relates, and an instrument of transfer executed on behalf of the outstanding shareholder(s) by a person appointed by the offeror.

(iii)	The company will hold the consideration on trust for the outstanding shareholders. The consideration offered to the ordinary shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

(iv)	A dissenting shareholder may object to the transfer on the basis that the offeror is not entitled and bound to acquire shares or to specify terms of acquisition different from those in the offer by applying to court within six weeks of the date on which notice of the transfer was given.

Sell-out

(i)	Sections 983 to 985 of the Companies Act also give minority shareholders in the company a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90% of the ordinary shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period, or, if longer a period of three months from the date of the notice.

(ii)	If a shareholder exercises his rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our share register. If a person who holds their ADSs through the settlement systems of DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ADSs from the settlement system operated by DTC and become the registered holder of the shares in our share register. A withdrawal of shares from DTC may have tax implications.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the articles of association on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed, such as allowing the director to make representations against his or her	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of

	England and Wales	Delaware
	removal either at the meeting or in writing.	directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors

Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	England and Wales	Delaware

Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, (i) at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting and (ii) at least 14 clear days’ notice is required for any other general meeting of a public limited company. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Quorum	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another	Under Delaware law, at any meeting of stockholders, a stockholder may designate

	England and Wales	Delaware
	person to attend, speak and vote at the meeting on their behalf by proxy.	another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights	Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing holders of equity shares in the company in proportion to the respective nominal value of their holdings of ordinary shares, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to

	England and Wales	Delaware
the value of such consideration is conclusive.

Liability of Directors and Officers	Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void. Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity,” or an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted; and (iii) provide a “qualifying pension scheme indemnity,” or an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware

than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present in person or by proxy who, being entitled to vote, vote on the resolution.

Shareholder Vote on Certain Transactions	The Companies Act provides for schemes of arrangement, which	Generally, under Delaware law, unless the certificate of

	England and Wales	Delaware

are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, respectively, present and voting, either in person or by proxy; and

•  the approval of the court.

incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  the approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•  to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•  to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•  to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

•  to exercise independent judgment;

•  to exercise reasonable care, skill and diligence;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty

	England and Wales	Delaware

•  not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•  to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Litigation	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on

England and Wales	Delaware
negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Registrar of Shares; Depositary for ADSs

Our share register will be maintained by                  upon the closing of this offering. The share register reflects only record owners of our ordinary shares. Holders of our ADSs will not be treated as our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. Pursuant to the terms of the deposit agreement, holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

Listing

We intend to apply to list our ADSs on                 under the trading symbol “SCAN.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                    , has agreed to act as the depositary for the ADSs.                ’s depositary offices are located at                . ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts (ADRs). The depositary typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is                , located at                .

We have appointed                 as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a registration statement on Form F-6. You may obtain an electronic copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to registration number 333-    when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will, under the terms of the deposit agreement, be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder. The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and the extent to which, the depositary’s services are made available to you.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (DTC), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Other Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the ordinary shares on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by the legal considerations in the United States and in England and Wales applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•

the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements; and

•	the deposit of shares does not violate any applicable provision of English law.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by the legal considerations in the United States and in England and Wales applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

•

temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges;

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; and/or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

The deposit agreement may not be modified to impair your right to withdraw the ordinary shares represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital and Articles of Association—Articles of Association” in this prospectus.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the custodian to vote) the securities (in person or by proxy) represented by the holder’s ADSs as follows in accordance with the voting instructions received from such holder.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fee

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio), excluding ADS issuances as a result of distributions of ordinary shares

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)
Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)
ADS Services

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with the termination of the deposit agreement, the depositary may, independently and without the need for any action by us, make available to holders a means to withdraw the ordinary shares and other deposited securities represented by their ADSs and to direct the deposit of such ordinary shares and other deposited securities into an unsponsored ADS program established by the depositary, upon such terms and conditions as the depositary may deem reasonably appropriate, subject however, in each case, to satisfaction of the applicable registration requirements by the unsponsored ADS program under the Securities Act, and to receipt by the depositary of payment of the applicable fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and without negligence and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

Nothing in the deposit agreement precludes                (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates                to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the ordinary shares represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due. Notwithstanding the foregoing, we expect to bear the cost of stamp duty or SDRT, if any, arising in respect of the issue or transfer of shares to the depositary in the Offering.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) is governed by the laws of England and Wales.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT, THE ADRs AND ADSs AGAINST U.S. AND/OR THE DEPOSITARY. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed by agreeing to the terms of the deposit agreement to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares or ADSs. Future sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our ADSs and could impair our future ability to raise equity capital.

Based on the number of shares outstanding as of                , 2020, upon completion of the corporate reorganization and this offering, and assuming no exercise of the underwriters’ option to purchase additional ADSs,                  of our ordinary shares, including ordinary shares underlying ADSs, will be outstanding, assuming the issuance of                  ADSs offered by us in this offering. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration such as Rule 144 or Rule 701 promulgated under the Securities Act or Regulation S, as described below.

Of the ordinary shares held by existing shareholders,                shares will be subject to the contractual 180-day lock-up period described below. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of

Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of:

•

1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal                  shares immediately after the completion of this offering based on the number of shares outstanding as of                 , 2020; and

•	the average weekly trading volume of our ADSs on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, members of senior management or directors who purchased shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares subject to outstanding options or reserved for issuance under the 2017 Plan, the 2021 Plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act. In general, this means that our ordinary shares may be sold in some manner outside the United States without requiring registration in the United States.

Lock-Up Agreements

We and the holders of substantially all of our equity securities, or securities convertible into, exchangeable or exercisable for, our equity securities, including each of the members of our senior management and board of directors, have entered into lock-up agreements or have otherwise agreed, subject to limited exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our equity securities, any options or warrants to purchase our equity securities, or any securities convertible into, or exchangeable for or that represent the right to receive equity securities, without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of this prospectus, whether owned as of the date of this prospectus or thereafter acquired. See “Underwriting.”

Upon completion of this offering, we will have issued and outstanding                ordinary shares, including ordinary shares in the form of ADSs.

MATERIAL INCOME TAX CONSIDERATIONS

The following summary contains a description of material U.S. and UK federal income tax consequences of the acquisition, ownership and disposition of our ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs in this offering.

Material U.S. Federal Income Tax Considerations for U.S. Holders

This section applies only to a U.S. Holder (as described below) that holds our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, special accounting rules under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, private foundations, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares.

This section is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder person who, for U.S. federal income tax purposes, is a beneficial owner of our ADSs or ordinary shares and is

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between a U.S. Holder of an ADS and the issuer of the underlying share may be taking actions inconsistent with the beneficial ownership of the underlying share. Accordingly, the creditability of foreign taxes, if any, could be affected by actions taken by such intermediaries if, as a result of such actions, the U.S. Holder of the ADS is not properly treated as the beneficial owner of the underlying share.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

We do not currently expect to make distributions on our ADSs or ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect that distributions, if any, will be reported to them as dividends. Subject to certain holding-period and other requirements, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income,” which is taxable at a preferential rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (in the case of ordinary shares) or the depositary’s (in the case of ADSs) actual or constructive receipt of the dividend. The amount of any dividend income paid in British pounds will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The deductibility of a capital loss may be subject to limitations. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Any such gain or loss recognized by the U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Rules

Under the Code, we will be a passive foreign investment corporation (PFIC) for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly, indirectly or constructively own at least 25%, by value, of the shares of such corporation.

Passive income includes, among other things, interest, dividends, certain non-active rents and royalties and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets (including goodwill), and the treatment of our grants received from governmental entities as gross income that is not passive income, we do not believe that we were a PFIC in 2020 and do not expect to be a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, the determination whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own, and will own after the closing of this offering, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in large part on the market price of our ADSs from time to time, which may fluctuate substantially, (iii) in one or more years, our revenues may consist in whole or substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. Therefore, our risk of being or becoming a PFIC will increase if our market capitalization declines while we hold a substantial amount of cash, or if a significant portion of our gross income for any taxable year is interest or other passive income. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2021 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder owns our ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale election under the applicable Treasury regulations with respect to its ADSs or ordinary shares.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any taxable year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount of tax allocated to that taxable year. Further, to the extent that distributions received by a U.S. Holder on its ADSs or ordinary shares during a taxable year exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, these excess distributions would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are “marketable.” ADSs will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, for any taxable year in which we are a PFIC it will recognize as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. If a U.S.

Holder makes the election and we cease to be classified as a PFIC, the U.S. Holder will not be required to recognize income or loss described above during any period in which we are not classified as a PFIC. If a U.S. Holder makes the election, any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections. Therefore, U.S. Holders should not expect to be able to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs or ordinary shares during any taxable year in which we are a PFIC, the U.S. Holder must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ADSs or ordinary shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

UK Taxation

For purposes of this section, all references to “the company” refer to Perspectum Holdings plc only.

The following is intended as a general guide to current UK tax law and HMRC published practice (which is not binding) applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all UK tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from UK taxation. It is written on the basis that the company does not (and will not at any time) derive 75% or more of its qualifying asset value, directly or indirectly from UK land, and that the company is and remains solely resident in the UK for tax purposes and will be subject to the UK tax regime and not the U.S. tax regime save as set out above under “Material United States Federal Income Tax Considerations for U.S. Holders.”

Except to the extent that the position of non-UK resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split year treatment does not apply) for tax purposes solely in the UK and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected (UK Holders), who are absolute beneficial owners of the ADSs (and do not hold the ADSs through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.

This guide may not relate to certain classes of UK Holders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to UK taxation on a remittance basis.

Based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for UK purposes as that person’s own income) for UK direct tax purposes.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN UK TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY AND NOT A SUBSTITUTE FOR DETAILED TAX ADVICE. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN LEGAL AND TAX ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES FROM THEIR OWN ADVISORS. IN PARTICULAR, NON-UK RESIDENT OR DOMICILED PERSONS OR PERSONS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

UK Taxation of Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction at source for or on account of UK tax.

Income Tax

An individual UK Holder may, depending on his or her particular circumstances, be subject to UK income tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the UK through a permanent establishment, branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.

All dividends received by an individual UK Holder from us or from other sources will form part of that UK Holder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2021/2022 a nil rate of income tax, or dividend allowance, will apply to the first £2,000 of taxable dividend income received by the individual UK Holder in a tax year. Income within the dividend allowance counts towards an individual’s basic or higher rate limits and may, therefore, affect the level of personal allowance to which they are entitled. For the tax year 2021/2022 dividend income in excess of the dividend allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to UK corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate UK Holders should not be subject to UK corporation tax on any dividend received from the company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, whilst of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for an exemption are not satisfied or such anti-avoidance provisions apply, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of such dividend (at the rate of 19% for the tax year 2021/2022).

UK Taxation of Disposals

A disposal or deemed disposal of ADSs by a UK Holder may, depending on the UK Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax and corporation tax on chargeable gains.

If an individual UK Holder who is subject to UK income tax at either the higher or the additional rate is liable to UK capital gains tax on the disposal of ADSs, the applicable rate will be 20% (for the tax year 2021/2022). For an individual UK Holder who is subject to UK income tax at the basic rate and liable to UK capital gains tax on such disposal, the applicable rate would be 10% (for the tax year 2021/2022), save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20% (for the tax year 2021/2022). In each case above, the amount of capital gains tax payable will be subject to the availability of any exemptions, reliefs and/or allowable losses to such UK Holder.

If a corporate UK Holder becomes liable to UK corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of UK corporation tax (at the rate of 19% for the tax year 2021/2022) would apply, subject to any exemptions, reliefs and/or allowable losses.

A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to UK capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs, unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment, branch or agency to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom or is treated as resident outside the United Kingdom for the purposes of a double taxation treaty for a period of five years or less and who disposes of ADSs during that period of temporary non residence may be liable on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) to UK capital gains tax on any chargeable gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Ordinary Shares

No UK stamp duty or stamp duty reserve tax (SDRT) is generally payable on the issue of the underlying ordinary shares in the company.

Transfers of Ordinary Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Clearance services and depositary receipts

UK legislation provides that an issue or a transfer of ordinary shares to a clearance service or a depositary receipt system will generally be subject to SDRT (and, in the case of transfers, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless, in the case of a clearance service, the clearance service has made and maintained an election under section 97A of the Finance Act 1986 (a section 97A election). It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC.

However, based on current published HMRC practice following European Union case law, no SDRT or stamp duty is generally payable on such an issue (as respects SDRT), or on such a transfer (as respects stamp duty and SDRT) where the transfer is an integral part of an issue of share capital.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system. Specific professional advice should be sought before incurring or reimbursing the costs of a 1.5% stamp duty or SDRT charge in any circumstances.

Transfers of ADSs

No stamp duty or SDRT will be payable on the paperless transfer of ADS through the facilities of DTC.

No UK stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to UK stamp duty at the rate of 0.5% of the value of the consideration. However, in practice it should not be necessary to pay any UK stamp duty on such an instrument or agreement unless the instrument or agreement is required for any purposes in the UK If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc., Stifel, Nicolaus & Company, Incorporated and Canaccord Genuity LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated below:

Underwriter	Number of ADS
Citigroup Global Markets Inc.
Barclays Capital Inc.
Stifel, Nicolaus & Company, Incorporated
Canaccord Genuity LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the ADSs (other than those covered by the over-allotment option described below) if they purchase any.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed US$        per ADS. After the initial public offering of the ADSs, if all the ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013, the address of Barclays Capital Inc. is 745 Seventh Avenue, New York, New York 10019, the address of Stifel, Nicolaus & Company, Incorporated is One South Street, 15th Floor, Baltimore, Maryland 21202 and the address of Canaccord Genuity LLC is 99 High Street, Suite 1200, Boston, Massachusetts 02110.

If the underwriters sell more ADSs than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional ADSs at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any ADSs issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs that are the subject of this offering.

We and our officers, directors and existing shareholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus (Restricted Period), we and they will not, without the prior written consent of Citigroup Global Markets Inc., Barclays Capital Inc., Canaccord Genuity LLC and Stifel, Nicolaus & Company, Incorporated, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any ordinary shares or ADSs or any securities convertible into, or exercisable or exchangeable for, our ordinary shares or ADSs, collectively referred to as lock-up securities. Citigroup Global Markets Inc., Barclays Capital Inc., Canaccord Genuity LLC and Stifel, Nicolaus & Company, Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

The lock-up restrictions relating to our officers, directors and existing shareholders described in the immediately preceding paragraph are subject to specified exceptions.

Prior to this offering, there has been no public market for the ADSs in the United States. The initial public offering price for the ADSs will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our stage of development, our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of ADSs will develop and continue after this offering.

We intend to apply for listing of the ADSs on the                  under the symbol “SCAN.”

The following table shows the per ADS and total underwriting discounts and commissions that we are to pay to the underwriters and proceeds to us, before estimated offering expenses, in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

Total
	Per ADS	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for expenses relating to clearance of this global offering with the Financial Industry Regulatory Authority in an amount up to $        .

In connection with this offering, the underwriters may purchase and sell ADSs in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and other transactions that would stabilize, maintain or otherwise affect the price of the ADSs.

•	Short sales involve secondary market sales by the underwriters of a greater number of ADSs than they are required to purchase in this offering:

•	“Covered” short sales are sales of ADSs in an amount up to the number of ADSs represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of ADSs in an amount in excess of the number of ADSs represented by the underwriters’ over-allotment option.

•	The underwriters can close out a short position by purchasing additional ADSs, either pursuant to the underwriters’ over-allotment option or in the open market.

•

To close a naked short position, the underwriters must purchase ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

To close a covered short position, the underwriters must purchase ADSs in the open market or exercise their over-allotment option. In determining the source of ADSs to close the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their over- allotment option.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs on the                 , as long as such bids do not exceed a specified maximum, to stabilize the price of the ADSs.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the ADSs to be higher than the price that would otherwise prevail in the open market in the absence of these transactions. The underwriters may conduct these transactions on the                 , in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters or their respective affiliates. The representatives may agree with us to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.

Other Relationships

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, each a Relevant State, no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Notice to Prospective Investors in the United Kingdom

No ADSs have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority, except that the ADSs may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Order) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the United Kingdom who is not a relevant person must not act on or rely upon this document or any of its contents or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the ADSs has been or will be lodged with the Australian Securities & Investments Commission (ASIC). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under Section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under Section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of Section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under Section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of Section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the ADSs for resale in Australia within 12 months of that ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under Section 708 of the Corporations Act.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in the State of Israel

In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase shares of ADSs under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (1) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (Addressed Investors); or (2) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require us to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for the ADSs to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (1) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (2) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (3) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with this offering; (4) that the ADSs that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 -1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 -1968; and (5) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to Prospective Investors in Japan

The ADSs offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of ADSs and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of ADSs and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the ADSs will not benefit from protection or supervision by such authority.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the consummation of this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
Stock exchange listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be completed by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the                listing fee and the FINRA filing fee. The Company will pay all of the expenses of the consummation of this offering.

LEGAL MATTERS

The validity of the ADSs and certain other matters of English law will be passed upon for us by Davis Polk & Wardwell London LLP. Certain matters of U.S. federal and New York law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Cooley LLP with respect to U.S. federal and New York law, and Cooley (UK) LLP, with respect to English law.

EXPERTS

The financial statements as of December 31, 2019 and 2020 and for each of the two years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of England and Wales. The registered address of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH, United Kingdom.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed KPMG LLP (“KPMG”) as our independent auditor on January 15, 2021. On February 10, 2021, we engaged PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2019 and 2020. The registered address of KPMG LLP is 15 Canada Square, Canary Wharf, London, E14 5GL.

The decision to dismiss KPMG and engage PwC was approved by our board of directors.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through January 15, 2021, there were no (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as described in Item 16F of Form 20-F.

The audit report of KPMG on the consolidated financial statements of Perspectum Ltd as of and for the fiscal year ended December 31, 2019 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

We provided a copy of this disclosure to KPMG and requested that they furnish us a letter addressed to the SEC stating whether they agree with the statements made herein, a copy of which will be filed by amendment as Exhibit 16.1 hereto.

During the fiscal years ended December 31, 2019 and December 31, 2020 and the subsequent interim period through February 10, 2021, we did not consult with PwC with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as defined in Item 16F(a)(1)(v) of Form 20-F.

ENFORCEMENT OF JUDGMENTS

We are incorporated and currently existing under the laws of England and Wales. Substantially all of our assets are located outside the United States. In addition, the majority of our directors and the majority of our officers reside outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Davis Polk & Wardwell London LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Davis Polk & Wardwell London LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•

the courts of England and Wales had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

•

the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenues obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenues or other public law);

•	the judgment was not procured by fraud;

•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

•

the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the UK Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

•	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

•	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England and Wales unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the depositary a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The depositary will, if we so request, mail to all registered holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary from us and will make available to all registered holders of ADSs such notices and all such other reports and communications received by the depositary from us.

We maintain a corporate website at www.perspectum.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INDEX TO THE FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF PERSPECTUM LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Perspectum Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perspectum Ltd and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Reading, United Kingdom

April 23, 2021

We have served as the Company’s auditor since 2021.

PERSPECTUM LTD

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,
	2019	2020
ASSETS
CURRENT ASSETS:
Cash	$13,373	$26,684
Restricted cash	—	358
Accounts receivable	1,391	1,725
UK research and development tax credit receivable	2,158	2,367
Prepaid expenses and other current assets	2,157	2,807
Other receivables	300	20

Total current assets	19,379	33,961
NON-CURRENT ASSETS:
Property and equipment, net	1,902	2,468

Total assets	21,281	36,429

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	1,284	1,092
Accrued expenses and other liabilities	2,646	2,335
Deferred revenue	2,112	1,732
Convertible notes payable	4,508	—
Convertible notes payable—due to a related party	8,252	—

Total current liabilities	18,802	5,159
Other long term liabilities	700	732

Total liabilities	19,502	5,891

Commitments and contingencies (Note 14)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.0001 par value (553,526,847 and 560,612,736 shares authorized, issued and outstanding at December 31, 2019 and 2020 respectively)	72	73
Preferred shares, £0.0001 par value (0 and 241,863,862 shares authorized, issued and outstanding at December 31, 2019 and 2020, respectively; aggregate liquidation preference of nil and $38,391 at December 31, 2019 and 2020, respectively)	—	30
Additional paid-in capital	27,766	66,574
Accumulated other comprehensive income	407	3,394
Accumulated deficit	(26,466)	(39,533)

Total shareholders’ equity	1,779	30,538

Total liabilities and shareholders’ equity	$21,281	$36,429

The accompanying notes are an integral part of these consolidated financial statements.

PERSPECTUM LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2020
REVENUES, NET	$7,914	$8,610
COST OF REVENUES	3,089	2,898

Gross Profit	4,825	5,712

OPERATING EXPENSE:
Research and development	7,320	7,992
Sales and marketing	1,380	1,166
General and administrative	9,095	11,463

Total operating expenses	(17,795)	(20,621)

LOSS FROM OPERATIONS:	(12,970)	(14,909)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	(158)	407
Fair value change of convertible notes	(231)	(913)
Fair value change of convertible notes—due to a related party	(423)	(1,642)
Benefit from R&D tax credit	2,604	2,239
Grant income	718	1,801

Total other income, net	2,510	1,892

Loss before income taxes	(10,460)	(13,017)
Income tax expense	(60)	(50)

Net loss	$(10,520)	$(13,067)
Other comprehensive income:
Foreign exchange translation adjustment	313	2,987

Comprehensive loss	$(10,207)	$(10,080)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.02)	$(0.02)

Weighted average ordinary shares outstanding—basic and diluted	548,845,505	557,271,966

The accompanying notes are an integral part of these consolidated financial statements.

PERSPECTUM LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

	SERIES B CONVERTIBLE PREFERRED SHARES		ORDINARY SHARES		ADDITIONAL PAID-IN CAPITAL	OTHER COMPREHENSIVE INCOME	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2018	—	$—	544,877,761	$71	$26,817	$94	$(15,946)	$11,036
Share-based compensation			—	—	824	—	—	824
Exercise of share options			8,649,086	1	125	—	—	126
Unrealized gain on foreign currency translation	—	—	—	—	—	313	—	313
Net loss	—	—	—	—	—	—	(10,520)	(10,520)

Balance at December 31, 2019	—	$—	553,526,847	$72	$27,766	$407	$(26,466)	$1,779

Share-based compensation	—	—	—	—	715	—	—	715
Exercise of share options	—	—	7,085,889	1	174	—	—	175
Issuance of Series B convertible preferred shares, net of issuance costs	151,200,336	19	—	—	23,411	—	—	23,430
Conversion of notes into Series B convertible preferred shares	90,663,526	11	—	—	14,508	—	—	14,519
Unrealized gain on foreign currency translation	—	—	—	—	—	2,987	—	2,987
Net loss	—	—	—	—	—	—	(13,067)	(13,067)

Balance at December 31, 2020	241,863,862	$30	560,612,736	$73	$66,574	$3,394	$(39,533)	$30,538

The accompanying notes are an integral part of these consolidated financial statements.

PERSPECTUM LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,520)	$(13,067)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	465	685
Non-cash share-based compensation	824	715
Change in fair value of convertible notes	654	2,555
Asset retirement obligation	649	11
Changes in operating assets and liabilities
Accounts receivable	(648)	(276)
UK R&D tax credit receivable	445	(136)
Other receivables	(273)	275
Prepaid expenses and other current assets	(1,137)	(564)
Accounts payable	190	(219)
Accrued expenses and other liabilities	(621)	(789)

Net cash used in operating activities	(9,972)	(10,810)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,840)	(1,169)

Net cash used in investing activities	(1,840)	(1,169)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	126	175
Proceeds from issuance of Series B convertible preferred shares	—	23,430
Proceeds from issuance of convertible notes	12,123	—

Net cash provided by financing activities	12,249	23,605

Effect of exchange rate changes on cash and restricted cash	249	2,043

Net increase in cash	686	13,669
Cash and restricted cash, beginning of year	12,687	13,373

Cash and restricted cash, end of year	$13,373	$27,042

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Conversion of convertible notes into Series B convertible preferred shares	—	14,519

The following table provides a reconciliation of the cash and restricted cash balances as of each of the periods, shown above:

	2019	2020
Cash	$13,373	$26,684
Short-term restricted cash	—	358

Total cash and restricted cash	$13,373	$27,042

The accompanying notes are an integral part of these consolidated financial statements.

PERSPECTUM LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

Perspectum Ltd, or the Company, is a leading commercial-stage precision health company focused on democratizing high-quality care globally through the use of its proprietary digital technologies that enable healthcare providers to provide better care for patients. The Company’s non-invasive, software-as-a-medical device products for diagnosis and monitoring combine expertise in image formation, magnetic resonance (MR) image analysis and artificial intelligence (AI) to support diagnosis, treatment decision-making and monitoring of the progression of chronic metabolic diseases, multi-organ pathologies and cancer, and determining whether the patient is responding to therapy. The Company’s products have the potential to transform clinical management for millions of patients worldwide by enabling more cost-effective clinical care pathways that support early detection, diagnosis and prognosis, while minimizing the need for expensive, high-risk invasive diagnostic procedures and supporting the targeted use of therapeutics.

The Company’s cloud-based products are data-driven and report comprehensive quantitative metrics to healthcare providers, equipping them with actionable information for improved patient management in significantly less time than conventional diagnostic pathways. The Company’s products have the potential to address the significant unmet medical need for accurate, cost-effective and non-invasive diagnostic procedures, and enhance patient comprehension of test results. Through the proprietary interface, the Perspectum Portal, the Company is able to deliver its SaaS platform products to customers worldwide through the existing global installed base of imaging equipment, including MR systems, in addition to providing pharmaceutical development services. The Perspectum Portal also obviates the need for deployment of software on site and provides an additional layer of intellectual property protection to the Company’s proprietary image analyses in global markets.

The Company is a private limited liability company incorporated under the laws of England and Wales and its primary offices are in Oxford, United Kingdom. The Company has two wholly-owned subsidiaries, Perspectum Asia Pte Limited, whose primary office is in Singapore and Perspectum Inc., whose primary office is located in Dallas, Texas.

The Company is subject to risks and uncertainties common to early-stage companies in the diagnostics industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of intellectual property and proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. To achieve commercial success, the Company’s non-invasive software products will require obtaining and maintaining FDA or other regulatory clearance, coverage by governmental and third party payors, appropriate reimbursement rates and broad acceptance by the healthcare providers who prescribe the diagnostics to patients. These efforts will require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities.

The Company has funded its operations primarily with proceeds from the sale of its ordinary share capital, sale of series B convertible preferred shares and issuance of convertible notes. The Company has incurred recurring losses since its inception, including net losses of $10.5 million and $13.1 million for the years ended December 31, 2019 and 2020, respectively. In addition, as of December 31, 2020, the Company had an accumulated deficit of $39.5 million. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The Company believes the cash on hand as of December 31, 2020 of $26.7 million will be sufficient to fund its projected operations and capital expenditure requirements through at least the next twelve months from the date of issuance of these consolidated financial statements.

In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and the U.S. government imposed travel restrictions on travel between the United States, Europe and certain other countries. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption in the financial markets.

The spread of COVID-19 has impacted the Company’s operations for the year ended December 31, 2020, including the interruption of its research and development activities, led to a decrease in product revenues as enrolment in clinical trials slowed during the shutdowns, however total revenues increased from new contract wins, and operational business disruptions as a result of the outbreak. For example, most of the Company’s corporate employees are currently working remotely from home, the Company has suspended all commercial air and train travel for business, and any other employee travel is done in accordance with the state and local guidelines. In addition, the Company’s field teams have had limited access to physicians.

The Company is still assessing its business plans and monitoring the impacts of the COVID-19 pandemic on the global economy. However, it cannot predict the impact it may have on its ability to advance the testing and development of its non-invasive diagnostics tools and cannot currently estimate the scope and severity of any potential business shutdowns or disruptions, but if it or any of the third parties on whom it relies or with whom it conducts business, were to experience shutdowns or other business disruptions, its ability to conduct its business in the manner and on the timelines presently planned could be materially and adversely impacted.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the fair value of ordinary shares in calculating non-cash share-based compensation, measurement of the fair value of the Company’s convertible notes, revenue recognition, and the UK research and development tax credit receivable. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (CODM) in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker, which is the Company’s Chief Executive Officer, makes decisions on a global basis and manages the Group’s operations on an integrated basis for the purpose of allocating resources. On that basis, the Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is to develop and deliver digital technologies to support the diagnosis, monitoring and prognosis of chronic metabolic disease, multi-organ disease and cancer and drug target discovery.

Cash

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. The Company does not currently have any cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2020 represents monies held in escrow awaiting completion of a secondary share transaction. The Company held no restricted cash as at December 31, 2019.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and are not exposed to any unusual credit risk, beyond the normal credit risk associated with commercial banking relationships and has not experienced any losses on such accounts. At December 31, 2019 and 2020, all of the Company’s cash was held at one accredited financial institution.

The Company routinely assesses the creditworthiness of its customers. The Company has not experienced any material losses related to receivables from individual customers, or groups of customers. The Company does not require collateral. Due to these factors, no additional credit risk is believed by management to be probable in the Company’s accounts receivable.

As of December 31, 2019 and 2020, customers representing greater than 10% of accounts receivable were as follows:

	As of December 31,
	2019	2020
Customer A	23%	*
Customer B	*	12%
Customer C	16%	*
Customer D	*	13%
Customer E	18%	14%
Customer F	12%	*
Customer G	24%	26%

Total	93%	65%

*	indicates where the balances due from the customer were less than 10% of accounts receivable for the specific financial period

For each significant customer, revenue as a percentage of total revenue for the periods presented and accounts receivable, net as a percentage of total accounts receivable represent a significant portion of the

Company’s business. The Company’s top 10 customers accounted for approximately 87% of the Company’s total revenues for each of the years ended December 31, 2020 and 2019. For the year ended December 31, 2020, one single customer accounted for approximately 24% of the Company’s total revenues, one customer accounted for approximately 14% of the Company’s total revenues and one customer accounted for approximately 10% of the Company’s total revenues. For the year ended December 31, 2019, one single customer accounted for approximately 28% of the Company’s total revenues, and one customer accounted for approximately 17% of the Company’s total revenues. No other customers accounted for 10% or more of the Company’s total revenues for these periods.

The following table shows customers representing equal to or greater than 10% of revenues for the years ended December 31, 2019 and 2020:

	As of December 31,
	2019	2020
Customer A	28%	*
Customer B	*	14%
Customer C	17%	*
Customer D	*	24%
Customer E	*	10%

Total	45%	48%

*	indicates where the revenues from the customer were less than 10% of revenues for the specific financial period

Fair Value of Financial Instruments

Certain liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques

The Company’s convertible notes are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. Two primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considers the value impact of conversion at the stated discount to the issue price if the Company raises over $25.0 million in an equity financing before the first anniversary of the issuance date, the Qualified Financing, otherwise Non-Qualified Financing, while the second scenario assumes the convertible notes are held to maturity. As of the issuance date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible note was equal to the principal investment amount. The implied yield of previously issued convertible notes is carried forward and used as the primary discount rate for subsequent valuation dates. The Company estimates the fair value of the convertible notes based on a future value on projected conversion dates which have been i) discounted back to the valuation date at an appropriate discount rate and ii) probability weighted to arrive at an indication of value for the convertible notes.

Fair Value Option

As permitted under Accounting Standards Codification 825, Financial Instruments, or ASC 825, the Company has elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company recorded these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option to the convertible notes because there are no non-contingent beneficial conversion options related to the convertible notes. See Note 8 for further discussion.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and are noninterest bearing. The Company estimates the need for an allowance for doubtful accounts against accounts receivable using historical collection trends, aging of accounts, current and future implications surrounding the ability to collect such as economic conditions, and regulatory changes. The need for an allowance for doubtful accounts is evaluated on a regular basis and adjusted when trends, significant events or other substantive evidence indicate that expected collections will be less than applicable accrual rates. At December 31, 2019 and 2020, the allowance for doubtful accounts recorded was not material to the Company’s consolidated balance sheets.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Property and Equipment	Estimated Useful Life
Lab equipment	3 years
Office equipment	5 years
Computer equipment	3 years
Capitalized software costs	3 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

Leases

Upon entering into a lease contract, which primarily relate to office space, the Company records rent expense on a straight line basis over the contractual lease term.

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses or had triggering events related to its underlying assets for the years ended December 31, 2019 and 2020.

Asset Retirement and Environmental Obligations

Pursuant to ASC 410, Asset Retirement and Environmental Obligations, an asset retirement obligation, or ARO, is recorded when there is a legal obligation associated with the retirement of a tangible long-lived asset and the fair value of the liability can reasonably be estimated. Upon initial recognition, AROs are recorded as a liability at their estimated present value, with an offsetting increase to the carrying amount of the long-lived asset. Over time, the liabilities are accreted for the change in their present value through charges to general and administrative costs. If the fair value of the estimated ARO changes, an adjustment is recorded to both the ARO and the asset retirement cost. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs, and changes in the estimated timing of settling ARO liabilities.

The total ARO consists of liabilities for decommissioning and restoration of rented facilities to be performed in the future. The Company computes the liability for AROs based on assumptions from third-party estimates of the total restoration costs, adjusted for inflation. These values are discounted to present value using the Company’s credit adjusted incremental borrowing rate of the related rental facility and are recorded in other long-term liabilities. Periodic accretion of the discount on the ARO is recorded in General and administrative costs.

Revenue Recognition

Revenues are recognized when the satisfaction of the performance obligation occurs, in an amount that reflects the consideration the Company expects to collect in exchange for those services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 7 for further discussion.

Contract Liabilities (Deferred Revenue)

The Company records contract liabilities to deferred revenue when the Company receives payments in advance of the performance obligation being satisfied for the Company’s contracts, which is recorded in Current liabilities in the Company’s consolidated balance sheets.

Costs of Revenues

Cost of revenues generally consists of direct labor (including bonus, benefits and share-based compensation) and capitalized software amortization. Costs associated with analyzing images, preparing proprietary reports and account management are recorded as the scans are performed regardless of whether revenues were recognized with respect to that scan.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, principally labor costs (salaries, bonuses and share-based compensation) and non-labor costs including third-party expenses related to the Company’s programs such as consulting fees, regulatory costs, participation in academic studies and clinical validation costs.

Software Costs

Capitalization of costs begins when both of the following occur: (i) Preliminary project stage is completed.; and (ii) Management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized software costs generally include external direct costs of materials and services utilized in developing or obtaining computer software and compensation and related benefits for employees who are directly associated with the software project. Capitalized software costs are included in property, plant and equipment on the Company’s balance sheet and amortized on a straight-line basis when the software is ready for its intended use over the estimated useful lives of the software, which approximates to three years.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Share-Based Compensation

The Company accounts for all share-based payment awards granted to employees and non-employees as share-based compensation expense at fair value. The Company grants equity awards under its share-based compensation programs, which may include share options. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. Share-based compensation expense is classified in the accompanying consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes share-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.

There have been no performance conditions attached to the share options granted by the Company to date. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 11 for the Company’s assumptions used in connection with option grants made during the periods covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:

i.	Expected volatility. As a private company, the Company lacks company-specific historical and implied volatility information for its ordinary shares. Therefore, it estimates its expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

ii.	Expected term. The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The Company uses the simplified method to calculate the expected term as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and non-employees.

iii.	Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

iv.	Expected dividend. Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

v.	Fair value of ordinary shares. The grant date fair value of share options was calculated based on the grant date fair value of the underlying ordinary shares. The Company calculated the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the “Practice Aid”. The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using an option-pricing method, or OPM.

The OPM method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM calculation included the risk-free rate, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

Foreign Currency Translation

The Company maintains its consolidated financial statements in its functional currency, which is pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included as other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recorded foreign exchange losses (gains) of approximately $0.2 million and $(0.3) million for the years ended December 31, 2019 and 2020.

For financial reporting purposes, the consolidated financial statements of the Company have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, USD revenues are recorded at actual invoice amount, non-US revenues, expenses and other income/(expense), net are translated at average month end exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive (loss) income, a component of shareholders’ equity.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties. As of December 31, 2019, and 2020, the Company has not identified any uncertain tax positions.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2019, and 2020, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Government Grants

The Company entered into agreements with various counterparties to receive funding for furtherance of its operating mission to deliver digital technologies that help healthcare providers to provide better care for patients, which generally involves the development of a product or solution. The agreements are with governmental or quasi-governmental entities and usually provide for payments subject to an approved budget by cost category included in the agreement.

The Company recognizes government grants upon the determination that it will comply with the conditions attached to the grant arrangement and the grant will be received. Government grants are recognized in the statements of operations and comprehensive loss on a systematic basis over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate. Government grant income recognized during the years ended December 31, 2019 and 2020 of $0.7 million and $1.8 million, respectively, are included as grant income in the consolidated statements of operations and comprehensive loss as all grant conditions are met.

Benefit from Research and Development Tax Credit

The Company is subject to corporate taxation in the United Kingdom. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development tax credits is recognized in the consolidated statements of operations and comprehensive loss as a component of other income (expense), net, and represents the sum of the research and development tax credits recoverable in the United Kingdom.

UK research and development tax credits are fully refundable to the Company and are not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the UK research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK research and development tax credits generated are needed to offset a corporate income tax liability in the United Kingdom, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.

As a company that carries out extensive research and development activities, the Company benefits from two UK research and development tax credit schemes for small or medium-sized enterprises (SMEs) and the Research and Development Expenditure Credit (RDEC). Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33% of such qualifying research and development expenditure. The Company meets the conditions of the SME regime. Qualifying expenditures under both SME and RDEC largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 12%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

The Company may not be able to continue to claim research and development tax credits under the SME regime in the future if it no longer qualifies as a small or medium-sized company.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions.

Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Similarly, VAT paid on purchase invoices is generally reclaimable from Her Majesty’s Revenue & Customs (HMRC).

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholder’s equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to general and administrative expenses in the statements of operations and comprehensive loss. There were no deferred offering costs as of December 31, 2019 and 2020.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders.

Net Loss per Share

The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares, share options, and series B convertible preferred shares, outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.

Recently Issued Accounting Pronouncements Adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09 or ASC 606, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. Since then, the FASB has also issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principals versus Agent Considerations, ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing, and ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), and Amendment to SEC Paragraphs Pursuant to the Staff

Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcement and Observer Comments, which further elaborate on the original ASU No. 2014-09. The Company adopted the guidance in ASC 606 on January 1, 2019 using the full retrospective method of adoption. See Note 7 for additional discussion.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC Topic 842) (“ASU 2016-02”). ASU 2016-02 will require lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases will be classified as either operating or finance, and classification will be based on criteria similar to current lease accounting, but without explicit bright lines. The guidance is effective for annual reporting periods beginning after December 15, 2021 and interim periods beginning after December 15, 2022, and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on the Company’s consolidated financial statements and expects that its operating lease commitments will be subject to the new standard and recognized as right-of-use assets and operating lease liabilities upon adoption of this standard, which will increase the total assets and total liabilities that it reports relative to such amounts presented prior to adoption.

In June 2016, the FASB issued ASU 2016-13—Financial Instruments (Topic 326) Measurement of Credit Losses on Financial Instrument (“CECL”), which requires an allowance for expected credit losses on financial assets be recognized as early as day one of the instrument. This ASU departs from the incurred loss model which means the probability threshold is removed. It considers more forward-looking information and requires the entity to estimate its credit losses as far as it can reasonably estimate. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, for public business entities that are U.S. Securities and Exchange Commission (SEC) filers, excluding entities eligible to be smaller reporting companies (SRCs). For all other public business entities, including SRCs, the ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company elects to adopt the new standard in the annual reporting period beginning after December 31, 2022 and does not expect the adoption of this ASU to have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which provides new guidance on the accounting for implementation, set-up, and other upfront costs incurred in a hosted cloud computing arrangement. Under the new guidance, entities will apply the same criteria for capitalizing implementation costs as they would for an internal-use software license arrangement. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. This ASU can be adopted prospectively to eligible costs incurred on or after the date of adoption or retrospectively. The adoption of this update did not have a material impact on the Company’s consolidated financial statements or disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes—Simplifying the Accounting for Income Taxes (Topic 740),” or ASU 2019-12, which simplifies the accounting for income taxes. The new guidance removes certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods thereafter; however, early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2019-12 will have on the consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). This update simplifies the accounting for convertible debt instruments by removing certain accounting separation models as well as the accounting for debt instruments with embedded conversion features that are not required to be accounted for as derivative instruments. The update also updates and improves the consistency of earnings per share calculations for convertible instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating the impact that the implementation of this update will have on the Company’s consolidated financial statements and related disclosures.

3. Fair Value Measurements

The following table presents information about the Company’s financial instruments measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2019 (in thousands):

	Fair Value Measurement as of December 31, 2019 Using:
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
Liabilities

Convertible Notes	$—	$—	$12,760

Management believes that the carrying amounts of the Company’s consolidated financial instruments, including accounts receivable, UK research and development tax credit receivable, prepaid expenses and other current assets, other receivables, accounts payable, accrued expenses and other liabilities approximate fair value due to the short-term nature of those instruments.

The Company elected the fair value option to account for its convertible notes issued during 2019. On March 17, 2020, the convertible notes issued during 2019 were converted to series B convertible preferred shares and no other financial instruments with a fair value election were outstanding as of December 31, 2020. The fair value of the convertible notes was determined based on significant inputs not observable in the market, which represents a level 3 measurement within the fair value hierarchy.

The Company recorded losses of $0.7 million and $2.6 million for changes in the fair value of the convertible notes in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2019 and 2020, respectively.

The following table provides a roll forward of the aggregate fair value of the Company’s convertible notes, for which fair value was determined using level 3 inputs (in thousands):

Convertible notes
Balance as of December 31, 2018	$—
Issuance of convertible notes	12,123
Change in fair value	654
Exchange difference	(17)

Balance as of December 31, 2019	12,760
Change in fair value	2,555
Exchange difference	(796)
Settlement of convertible notes	(14,519)

Balance as of December 31, 2020	$—

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2019	2020
Accrued grant income	—	766
Prepaid expenses	2,157	2,041

Total	$2,157	$2,807

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2019	2020
Lab equipment	$119	$158
Office equipment	88	278
Computer equipment	943	1,085
Capitalized software costs	563	684
Leasehold improvements	1,262	2,066

Total	2,975	4,271
Less: accumulated depreciation and amortization	(1,073)	(1,803)

Total	$1,902	$2,468

Depreciation and amortization expenses were $0.5 million and $0.7 million for the years ended December 31, 2019 and 2020, respectively.

6. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	As of December 31,
	2019	2020
Accrued professional expenses	$688	$1,683
Compensation and benefit costs	965	440
Deferred grant income	993	212

Total	$2,646	$2,335

7. Revenue Recognition

The Company’s revenues are primarily generated from providing services to its customers (pharmaceutical companies and clinicians) including image diagnostics for the identification and monitoring of multiple diseases through the use of its cloud based decision support tool and proprietary biomarkers. The Company also generates revenues by providing pharmaceutical companies with development services which are typically bundled with our diagnostic services for those customers.

The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers which it adopted on January 1, 2019, using the full retrospective method.

The core principle of ASC 606 is that the Company recognizes revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to collect in exchange for those goods or services. The Company recognizes revenues from its services in accordance with that core principle, and key aspects considered by the Company include the following:

Contracts

The Company contracts with pharmaceutical companies who use its platform in the conduct of clinical trials for the development of therapeutics. The services to be provided to the customer and payment terms are explicitly stated within a Services Agreement or Statement of Work, with standard payment terms of 30 days from the customers receipt of an invoice. The Company anticipates its future cash flows to be impacted by the satisfaction of performance obligations from its contracts with its customers.

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods or services) to the customer. The Company’s contracts comprise of two distinct performance obligations being pharmaceutical development services and diagnostic services.

Diagnostic services comprise imaging analysis reports, which are generated via the company’s software platform, if and when customers agree to purchase them. The pharmaceutical development services performance obligation includes planning, technical and study management services. The Company determined the nature of the arrangements with customers is to provide pharmaceutical development services in which planning, technical and account management services are inputs to a combined output. The customers’ ability to derive the intended benefit of the pharmaceutical development services significantly depends on the Company transferring all of the promises. The Company concluded the delivery of the development services is a single performance obligation.

Transaction price

The transaction price is the amount of consideration that the Company expects to collect in exchange for transferring promised services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration expected to be collected from a contract with a customer may include fixed amounts, variable amounts, or both. The Company’s pharmaceutical contracts include upfront fees due upon the execution of the contract and monthly fees throughout the term of the contract for pharmaceutical development services. These fees are fixed consideration and included in the transaction price at contract initiation. Consideration for diagnostic services is determined to be the contractual price that is included at contract initiation and is charged to the customer when each report is generated.

Allocation of transaction price

The Company’s pharmaceutical customer contracts contain two performance obligations consisting of pharmaceutical development services and diagnostic services. We have determined that the pharmaceutical customers’ right to purchase from us diagnostic services reflect optional purchases that are distinct from the pharmaceutical development services. The Company allocates transaction price to all separate performance obligations based on their relative standalone selling price. The total of the upfront fees due upon the execution of the contract and monthly fees throughout the term of the contract are determined to be equivalent to the standalone selling price of the pharmaceutical development services. Standalone selling prices for the diagnostic services are determined to be equal to the contractual prices charged to customers for the optional reports, which represent the best available data.

Revenue recognition

Transfer of control for the delivery of the diagnostic services was determined to arise once the customer is in receipt of the patient’s diagnostic report as this is the point in time when the Company has a right to payment upon issuance of an invoice and possession of the report has been transferred to the customer.

The delivery of the pharmaceutical development services is a series of distinct daily services. The Company concludes that the most representative pattern of transfer is for the services to be recognized ratably each day on a straight-line basis over the contractual term because there is simultaneous provision and consumption of benefits by the customer in the delivery of these services.

Contract modifications are an extension of the original contract term as the promised services not yet transferred are not distinct and, therefore form part of a single performance obligation that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the transaction price, and on the entity’s measure of progress toward complete satisfaction of the performance obligation, is recognized as an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis.

Disaggregation of Revenue

The following table presents the Company’s revenues disaggregated by nature:

	Years ended December 31,
	2019	2020
Diagnostic services	$3,313	$2,420
Pharmaceutical development services	4,601	6,190

Total	$7,914	$8,610

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable and deferred revenues on the consolidated balance sheets.

Deferred revenues balances are reported in the Company’s consolidated balance sheets as they are expected to be recognized over the next 12-month period. These balances were $2.1 million and $1.7 million as of December 31, 2019 and 2020, respectively.

Revenues recognized for the years ended December 31, 2019 and 2020, which were included in the deferred revenues balance at the beginning of each period were $1.0 million and $2.1 million, respectively.

The Company does not adjust the transaction price for the effects of a significant financing component, as at contract inception, the Company expects the collection cycle to be one year or less.

8. Convertible Notes

On September 3, 2019, the Company issued convertible notes to investors of the Company, or the Noteholders, for a total principal amount of $12.1 million. The convertible notes issued in 2019 were collectively referred to as the “2019 Convertible Notes”. The convertible notes bore interest at 2% per annum above the Sterling Overnight Inter Bank Average Rate and was payable concurrently with repayment of the principal amount. No repayment of principal or interest was due until maturity, which would have been no later than 12 months after issuance of the convertible notes and repayment in cash would only occur if voted on by a majority of the convertible note holders. The convertible notes automatically converted upon the issuance of series B convertible preferred shares, or the series B Qualified Financing, into the number of series B Qualified Financing shares at 80% of the per share price of the securities or 78.5% of the per share price of the securities if interest is waived.

The Company elected the fair value option to account for the 2019 Convertible Notes. The Company recorded the 2019 Convertible Notes at fair value and subsequently remeasured them to fair value at each reporting date. Changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss being a fair value loss of $0.7 million and $2.6 million for the years ended December 31, 2019 and 2020 respectively. On March 17, 2020, upon the series B convertible preferred share financing, the fair value of $14.5 million of the 2019 Convertible Notes automatically converted into 90,663,526 series B convertible preferred shares at a conversion price of $0.12 per share.

9. Convertible Preferred Shares

During 2020, the Company entered into a subscription and shareholders agreement, or the 2020 Agreements, pursuant to which the Company issued and sold an aggregate of 151,200,336 series B convertible preferred shares at a share price of approximately $0.16 for total proceeds of approximately $24.0 million and incurred issuance costs of $0.6 million, recorded as a reduction to additional paid-in capital.

On March 17, 2020, 90,663,526 series B convertible preferred shares were issued in exchange of the 2019 Convertible Notes at a share price of approximately $0.12.

As of December 31, 2020, the holders of the series B convertible preferred shares have the following rights and preferences:

Conversion

Each series B convertible preferred share is convertible into an equivalent number of ordinary shares on a 1:1 basis, at any time, at the option of the holder. All of the fully paid series B convertible preferred shares automatically convert into Ordinary Shares immediately upon an initial public offering.

Dividends

Dividends may be paid to the holders of series B convertible preferred shares and ordinary shares as determined by the board of directors of the Company. Dividends, if declared, will be distributed among the holders of the Series B convertible preferred shares and ordinary shares pari passu as if the shares constituted one class of share. Through December 31, 2019 and 2020, no dividends have been declared or paid.

Voting rights

The holders of the series B convertible preferred shares and ordinary shares are entitled to vote at all general meetings of the Company and to receive and vote on proposed written resolutions of the Company. Holders of such shares will be entitled to one vote for every share held.

Liquidation

In the event of a distribution of assets on a winding up, liquidation or return of Capital of the Company, the surplus assets of the Company remaining after payment of all of its liabilities shall be distributed first, in paying to each preferred shareholder in priority to any other classes of shares, second, in paying the holders of Deferred Shares, if any, third, any remaining proceeds shall be divided between the holders of the ordinary shares in proportion to the number of ordinary shares held.

10. Ordinary Shares

As of December 31, 2019 and 2020, the Company had 553,526,847 and 560,612,736 ordinary shares outstanding, respectively. The voting, dividend and liquidation rights of the holders of the Company’s ordinary shares is subject to and qualified by the rights, powers and preferences of the holders of the series B convertible preferred shares as set forth above.

11. Share-Based Compensation

2017 Equity Incentive Plan

In February 2017, and as amended by the Company in July 2019, the Company adopted and amended the EMI Employee Share Option Plan (the “Plan”) for the issuance of share options (“Share Options”). Share Options vest over a service period, which is generally four years from a specified vesting start date. The vesting start date may precede the grant date of the award. The majority of the options’ vesting term is 25% vested on the annual anniversary from vesting commencement date over four years. The options granted by the Company contain provisions that upon a Sale or Change of Control or a qualified initial public offering the vesting of all options shall automatically accelerate to the extent then outstanding. The Company will recognize a share-based compensation charge in the event of an accelerated vesting of the Plan upon a Sale or Change of Control of the Company. Under the Company’s shareholder and subscription agreements, the Company is authorized to issue ordinary shares, as well as options, as incentives to its employees, non-employees and members of its board of directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of the 2017 Equity Incentive Plan, or the 2017 Plan. Options granted under the 2017 Plan have a maximum term of 10 years. Vested options can be exercised at any time.

As of December 31, 2019 and 2020, the Company was authorized under the shareholder agreements to issue a total of 674,636,951 ordinary shares, including shares underlying options granted pursuant to the 2017 Plan.

Share Option Activity

The following table summarizes share option activity related to the 2017 Plan for employees and non-employees:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2019	60,082,354	$0.04	8.53	$2,169
Granted	—	$—
Exercised	(7,085,889)	$0.02
Forfeited	(10,619,222)	$0.06

Balance as of December 31, 2020	42,377,243	$0.04	7.54	$1,516

Vested and Exercisable as of December 31, 2020	25,996,345	$0.02	7.14	$1,193

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying ordinary shares and the exercise price of outstanding, in-the-money options. The total intrinsic value of the options exercised during the years ended December 31, 2019 and 2020 was $0.5 million and $0.4 million, respectively.

The weighted-average grant date fair value of options granted during the year ended December 31, 2019 was $0.04 per share. The Company did not grant options during the year ended December 31, 2020.

Future stock-based compensation for unvested options granted to employees and non-employees as of December 31, 2020 was $0.5 million, which is expected to be recognized over a weighted-average period of 1.82 years.

Share-based Compensation Expense

In connection with all share options granted, total share-based compensation expense recognized was as follows (in thousands):

	Year Ended December 31,
	2019	2020
Cost of revenues	$36	$29
Research and development	435	249
Sales and marketing	59	61
General and administrative	294	376

	$824	$715

Valuation of Share Options

The grant date fair value of share options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31, 2019
Expected term (in years)	6.0
Expected volatility	45.7%
Risk-free interest rate	1.9%
Expected dividend yield	—
Fair value of underlying ordinary share	$0.08

The Company did not grant any options for the year ended December 31, 2020.

12. Income Taxes

Loss before income taxes consists of the following:

	Year Ended December 31,
	2019	2020
United Kingdom	$(10,602)	$(13,207)
Foreign	142	190

Total	$(10,460)	$(13,017)

The provision for income taxes for the years ended December 31, 2019 and 2020 was computed at the UK statutory income tax rate. The income tax provision for the years then ended comprised (in thousands):

	Year Ended December 31,
	2019	2020
Current income tax provision
United Kingdom	$—	$—
Foreign	60	50

Total current expense:	$60	$50
Deferred income tax benefit:
United Kingdom	$—	$—
Foreign	—	—
Total deferred income tax benefit:	$—	$—

Total provision for income taxes	$60	$50

A reconciliation of income tax expense computed at the statutory UK income tax rate to income taxes as reflected in the consolidated financial statements is as follows (in thousands):

	Year Ended December 31,
	2019	2020
Income taxes at UK statutory rate	(1,985)	$(2,469)
Permanent differences	323	628
Change in valuation allowance	709	1,025
Tax Credits	989	850
State income taxes	22	17
Foreign rate differential	2	3
Other	—	(4)

Total	60	$50

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2019 and 2020 consist of the following (in thousands):

	Year Ended December 31,
	2019	2020
Net operating loss carry forward	$1,992	$3,242
Share-based compensation	—	—
Accruals & other	194	179

Total deferred tax assets	2,186	3,421

Valuation allowance	$(1,972)	$(3,115)

Net Deferred tax asset	214	306

Depreciation	(214)	(306)

Total deferred tax liabilities	(214)	(306)

Net deferred tax asset/(liability)	$—	$—

As of December 31, 2019 and 2020, the Company had UK net operating loss carry forwards of approximately $10.6 million and $17.2 million, respectively, that can be carried forward indefinitely.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2019 and 2020 related primarily to the increases in net operating loss carry forwards and research and development tax credit carry forwards and were as follows (in thousands):

	Year Ended December 31,
	2019	2020
Valuation allowance at beginning of year	$1,237	$1,972
Increases recorded to income tax provision	709	1,025
Increases recorded to CTA	26	118

Valuation allowance at end of year	$1,972	$3,115

Future realization of the tax benefits of existing temporary differences and net operating loss carry forwards ultimately depends on the existence of sufficient taxable income within the carry forward period. As of December 31, 2019 and 2020, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance against its net UK deferred tax assets as of December 31, 2019 and 2020.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2019 and 2020.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2019 and 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations and comprehensive loss.

The Company and its subsidiaries file income tax returns in the United Kingdom and United States. To the extent the Company has tax attributes to carry forwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

13. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2019	2020
Numerator
Net loss	$10,520	$13,067

Net loss attributable to ordinary shareholders—basic and diluted	$10,520	$13,067

Denominator
Weighted-average number of ordinary shares used in net loss per share—basic and diluted	548,845,505	557,271,966
Net loss per share—basic and diluted	$0.02	$0.02

The Company’s potentially dilutive securities, which include the 2019 Convertible Notes, series B convertible preferred shares and share options outstanding, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2019 and 2020 because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2019	2020
Series B convertible preferred shares	—	241,863,862
Share options outstanding	60,082,354	42,377,243

	60,082,354	284,241,105

The Company also had 2019 Convertible Notes outstanding as of the year ended December 31, 2019, which could obligate the Company to issue ordinary shares upon the occurrence of various future events at prices and in amounts that are not determinable until the occurrence of those future events. Because the necessary conditions for the conversion of these instruments had not been satisfied during the year ended December 31, 2019, the Company has excluded these instruments from the table above and the calculation of diluted net loss per share.

The 2019 Convertible Notes were converted to series B convertible preferred shares in 2020. See Note 8, “Convertible Notes,” for additional details.

14. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incidental to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2019 and 2020.

Leases

The Company is headquartered in Oxford, United Kingdom, where it leases office space. Additionally, the Company has offices in United States and Singapore where it leases office space. The leases related to these facilities are classified as operating leases. The Company recognizes rent expense on a straight-line basis over the respective lease period.

The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2020 (in thousands):

Year Ending	Future minimum lease payments
2021	$1,740
2022	1,620
2023	1,746
2024	1,907
2025 and thereafter	389

Total	$7,402

The Company recorded rent expense totaling $1.2 million and $2.4 million for the years ended December 31, 2019 and 2020, respectively.

Under certain of the Company’s lease agreements, the Company is contractually obligated to return leased space to its original condition upon termination of the applicable lease agreement. The Company records interest expense to accrete the asset retirement obligation liability to full value and depreciates each retirement obligation asset, both over the term of the associated lease agreement. As of December 31, 2019 and 2020, the balance of the asset retirement obligation liability was $0.7 million and $0.7 million, respectively.

The following table provides a roll forward of the Company’s asset retirement obligation (in thousands):

Asset Retirement Obligation
Balance as of December 31, 2018	$649
Accretion	26
Exchange difference	25

Balance as of December 31, 2019	700
Accretion	11
Exchange difference	21

Balance as of December 31, 2020	$732

Contingent payment

As at December 31, 2020 Perspectum has an agreement in place with Oxford University Innovation (OUI) that, in the event of an initial public offering which meets certain agreed thresholds, OUI will, at Perspectum’s request, irrevocably assign the licensed patents and know-how to us. If and when such assignment occurs, we are obligated to pay OUI an upfront fee and grant a license to the University of Oxford and Oxford University Hospitals NHS Trust to use and publish the licensed patents and know-how for non-commercial use, and the Oxford License will terminate. This has not currently been recognized as a provision within the financial statements due to the uncertainty of an initial public offering event which resides outside of management’s control.

Indemnification Agreements

The Company has entered into indemnification agreements with certain directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no such matters have arisen and the Company does not believe that the outcome of any claims under indemnification arrangements will have a material adverse effect on its financial positions, results of operations or cash flows. Accordingly, the Company has not recorded a liability related to such indemnifications as of December 31, 2019 and 2020.

15. Related Party Transactions

A corporate shareholder, with Board representation, paid $0.4 million for purchase of 3,144,635 ordinary shares from another shareholder on January 25, 2019 at a price of $0.13 per share.

An executive director received $0.5 million for the sale of 3,857,778 ordinary shares to another shareholder on February 27, 2019 at a price of $0.12 per share.

In September 2019, the Company issued convertible loan notes of which $1.0 million was issued to executive directors and $7.7 million to corporate shareholders.

In March 2020, upon the series B convertible preferred share financing, the outstanding principal of the convertible notes was automatically converted into 90,663,526 series B convertible preferred shares.

Executive directors and corporate shareholders received 50,375,858 shares following the conversion at $0.12 per share. Refer to Note 8 for additional information on the convertible notes.

In March 2020, corporate shareholders with Board representation, paid $20.0 million for 126,000,280 series B convertible preferred shares at $0.16 per share.

During the years ended December 31, 2019 and 2020, royalties on net sales of licensed products of $0.1 million and less than $0.1 million respectively were incurred from the Oxford University Innovation in line with a license agreement entered into in April 2013.

In April 2019, a services agreement was entered into with the University of Oxford for the supply of certain scanning and technical development services. During the years ended December 31, 2019 and 2020, fees incurred in connection with this agreement were less than $0.1 million.

16. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.4 million and $0.5 million in contributions for the years ended December 31, 2019 and 2020, respectively.

17. Subsequent Events

The Company has evaluated subsequent events through April 23, 2021, the date the financial statements were available to be issued.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

American Depositary Shares

Perspectum Holdings plc

Representing                Ordinary Shares

PROSPECTUS

                , 2021

Citigroup

Barclays

Stifel

Canaccord Genuity

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Subject to the UK Companies Act 2006, members of the registrant’s board of directors and its officers (excluding auditors) have the benefit of the following indemnification provisions in the registrant’s articles of association:

Current and former members of the registrant’s board of directors or officers shall be reimbursed for:

(i)	all costs, charges, losses, expenses and liabilities sustained or incurred in relation to his or her actual or purported execution of his or her duties in relation to the registrant, including any liability incurred in defending any criminal or civil proceedings; and

(ii)	expenses incurred or to be incurred in defending any criminal or civil proceedings, in an investigation by a regulatory authority or against a proposed action to be taken by a regulatory authority, or in connection with any application for relief under the statutes of the United Kingdom and any other statutes that concern and affect the registrant as a company, or collectively the Statutes, arising in relation to the registrant or an associated company, by virtue of the actual or purposed execution of the duties of his or her office or the exercise of his or her powers.

In the case of current or former members of the registrant’s board of directors, there shall be no entitlement to reimbursement as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgment is given against the director, and (v) any application for relief under the Statutes in which the court refuses to grant relief to the director.

In addition, members of the registrant’s board of directors and its officers who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Statutes or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.

The underwriting agreement the registrant will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.

Item 7. Recent Sales of Unregistered Securities

Issuances of Share Capital

The following list sets forth information regarding all unregistered securities sold by us or Perspectum Ltd since April 1, 2018, through the date of the prospectus that forms a part of this registration statement. In March 2021, Perspectum Holdings Limited was incorporated in England and Wales with nominal assets and liabilities for the purpose of consummating a corporate reorganization by which it acquired the outstanding share capital of Perspectum Ltd. Following the share exchange by which the outstanding shares of Perspectum Ltd were exchanged for the same number and class of newly issued ordinary shares of Perspectum Holdings Limited, the Company’s ordinary shares were redesignated as ordinary shares with a nominal value of £                 per share. All share and per share information presented in this “Issuances of Share Capital” section do not reflect the Company’s corporate reorganization.

Set forth below is information regarding all securities issued by Perspectum Ltd without registration under the Securities Act since April 1, 2018.

In March 2020, Perspectum Ltd issued 178,863,722 series B convertible preferred shares to three investors for aggregate consideration of $26,433,274.

In September 2019, Perspectum Ltd issued $12,123,205 in principal amount of convertible loan notes to a total of 78 investors (including certain of our directors and officers, holders of 5% or more of our share capital and entities affiliated with them), which notes were subsequently converted into an aggregate of 90,663,526 series B convertible preferred shares in April 2020 at a price of approximately $0.12 per share.

Share Option Grants and Ordinary Shares Issuances

Since April 1, 2018 through the date of the prospectus that forms a part of this registration statement, Perspectum Ltd has granted 83,393,331 options to purchase ordinary shares to employees, directors, consultants and service providers, having exercise prices ranging from $0.01 to $0.08 per share, in connection with services provided to us by such parties.

Since April 1, 2018 through the date of the prospectus that forms a part of this registration statement, Perspectum Ltd. issued and sold to employees, directors, consultants and service providers an aggregate of 16,261,163 ordinary shares upon the exercise of options under our equity compensation plan at exercise prices ranging from $0.14 to $0.15 per share, for an aggregate amount of approximately $369,059.

We believe that each of such issuances was exempt from registration under the Securities Act in reliance on (i) Section 4(a)(2) of the Securities Act or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering, (ii) under Rule 701 promulgated under the Securities Act in that transactions were under compensatory benefit plans and contracts relating to compensation or (iii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or was our employee, director or consultant and received the securities under our equity incentive plans. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 8. Exhibits

(a) The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement.*

3.1	Form of Articles of Association of Perspectum Holdings plc.*

4.1	Form of Deposit Agreement.*

4.2	Form of American Depositary Receipt (included in Exhibit 4.1).*

5.1	Opinion of Davis Polk & Wardwell London LLP.*

10.1	License Agreement dated April 18, 2013, between Perspectum Ltd and Isis Innovation Limited.#

10.2	Amendment to License Agreement dated April 23, 2013, between Perspectum Diagnostics Limited and Isis Innovation Limited.#

10.3	Amendment to License Agreement dated October 29, 2013, between Perspectum Diagnostics Limited and Isis Innovation Limited.#

10.4	Amendment to License Agreement dated June 21, 2019, between Perspectum Diagnostics Limited and Oxford University Innovation Limited.#

10.5	License Agreement dated May 5, 2016, between Perspectum Ltd and the Wisconsin Alumni Research Foundation.#

10.6	Perspectum Diagnostics Ltd EMI Employee Share Option Plan.*+

10.7	Form of Perspectum Holdings plc 2021 Equity Incentive Plan.*+

10.8	Form of Perspectum Holdings plc Save As You Earn Plan.*+

10.9	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.*

16.1	Letter from KPMG LLP to the Securities and Exchange Commission.

21.1	List of subsidiaries.*

23.1	Consent of PricewaterhouseCoopers LLP.*

23.2	Consent of Davis Polk & Wardwell London LLP (included in Exhibit 5.1).*

24.1	Powers of attorney (included on signature page to the registration statement).*

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on         , 2021.

PERSPECTUM HOLDINGS LIMITED

By:
	Name:	Rajarshi Banerjee, Ph.D.
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rajarshi Banerjee and David Gill and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                  , 2021 in the capacities indicated:

Name	Title

Rajarshi Banerjee, Ph.D.	Chief Executive Officer and Director (principal executive officer)

David Gill	Chief Financial Officer (principal financial officer and principal accounting officer)

Sir Michael Brady, Ph.D.	Chairman of the Board of Directors

Gillian Bonthron	Group Finance Director and Director

Elizabeth Fagan, M.D.	Director

Thomas Hawes, M.D.	Director

Garheng Kong, M.D., Ph.D.	Director

Name	Title

Kevin Lim	Director

Chun Tan	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Perspectum Holdings Limited has signed this registration statement on                 , 2021.

PERSPECTUM INC.

By:
Name:
Title: